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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                AMENDMENT NO. 9
                                       TO
                                 SCHEDULE 14D-9

          Solicitation/Recommendation Statement under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                               IKOS SYSTEMS, INC.
                           (Name of Subject Company)

                               IKOS SYSTEMS, INC.
                      (Names of Persons Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   451716203
                     (CUSIP Number of Class of Securities)

                                Joseph W. Rockom
                     Chief Financial Officer and Secretary
                               IKOS Systems, Inc.
                            79 Great Oaks Boulevard
                           San Jose, California 95119
                                 (408) 284-0400
     (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                                With copies to:
                            Diane Holt Frankle, Esq.
                           P. James Schumacher, Esq.
                       Gray Cary Ware & Freidenrich, LLP
                              400 Hamilton Avenue
                          Palo Alto, California 94301
                                 (650) 833-2000

   Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer. [_]

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--------------------------------------------------------------------------------

   This Amendment No. 9 (the "Amendment") amends and supplements the Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "SEC") on December 20, 2001, as amended on December 21, 2001, December 26, 2001, December 28, 2001, January 9, 2002, January 17, 2002, January 22, 2002, January 24, 2002 and February 6, 2002 by IKOS Systems, Inc., a Delaware corporation ("IKOS" or the "Company"), relating to the tender offer by Fresno Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Mentor Graphics Corporation, an Oregon corporation ("Mentor") to purchase all of the issued and outstanding shares of IKOS common stock, par value $0.01 per share (the "Shares"), at a purchase price of $11.00 per Share, net to the seller in cash, subject to the conditions described in the Schedule 14D-9. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to such terms in the Schedule 14D-9.

Item 9. Exhibits

   Amended to add the following:

  (a)(5)(U) Preliminary Proxy Statement filed February 8, 2002, relating to the proposed Agreement and Plan of Merger and Reorganization between Synopsys, IKOS and Oak Merger Corporation dated July 2, 2001, as amended

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          IKOS Systems, Inc.

                                          By:     /s/ JOSEPH W. ROCKOM
                                             ----------------------------------
                                             Joseph W. Rockom
                                             Chief Financial Officer and
                                              Secretary

Dated February 8, 2002

                                                               Exhibit (a)(5)(U)
February  , 2002

                                                                     [IKOS LOGO]

Dear IKOS Systems, Inc. Stockholders:

   On behalf of the board of directors of IKOS Systems, Inc., I am pleased to forward the enclosed proxy statement/prospectus regarding the proposed merger of IKOS Systems, Inc. with a subsidiary of Synopsys, Inc. We believe the merger will strengthen the combined company's product offerings, competitive position, management depth and research and development capabilities, while offering significant value to our stockholders.

   Under the terms of the proposed merger with Synopsys, each share of IKOS common stock will be exchanged for Synopsys common stock with a value between $6 and $20. The exact dollar amount of Synopsys common stock will depend on when the merger is completed and will be determined by a formula based on IKOS' revenue, revenue plus change in backlog and profit before tax, all as determined under the merger agreement, during the 12-month period ending June 30, 2002, and the number of IKOS shares and options outstanding when the merger is completed. Based on information currently available to IKOS, IKOS expects that the purchase price per IKOS share will be within the lower portion of the range of possible merger consideration and will not likely be greater than $12. The Synopsys common stock issued will be valued at the average last sale price per share of Synopsys common stock for the ten full trading-day period ending on the fifth trading day prior to the closing date. For a complete discussion of the IKOS board's review of the possible consideration to be paid in the merger, see "The Merger and Related Transactions--IKOS Board's Review of Possible Merger Consideration" beginning on page 75 and "Risk Factors--Risks Related to the Merger" beginning on page 20.

   Completion of the merger is subject to the satisfaction of a number of conditions. IKOS is required to have revenues of at least $50,000,000 and losses, if any, of no more than $10,000,000, each as measured under the merger agreement, for the 12-month period ending June 30, 2002. IKOS also must retain specified IKOS employees through the closing. Completion of the merger is also subject to other conditions, including adoption of the merger agreement and approval of the merger by the IKOS stockholders, the absence of any requirement under Nasdaq rules that Synopsys stockholders approve the issuance of Synopsys common stock in the merger and the expiration (scheduled to occur in June 2002) or prior waiver of Synopsys' agreement with Quickturn Design Systems, Inc. not to engage in the integrated circuit emulation business. These conditions are described more fully in this proxy statement/prospectus beginning on page 92. IKOS cannot assure you that it will meet the financial performance or employee retention conditions to closing, or that it will be able to satisfy the other conditions to closing. See "Risk Factors--Risks Related to the Merger" beginning on page 20.

   Before we can merge, the holders of a majority of IKOS' outstanding common stock must vote to adopt the merger agreement and to approve the merger. The merger proposal will be voted on at a special meeting of IKOS' stockholders on [ , 2002] at [10:00 a.m. local time] at the principal executive offices of IKOS, located at 79 Great Oaks Boulevard, San Jose, CA 95119. Only those stockholders who hold shares of our common stock at the close of business on
[   ] [   ], 2002 will be entitled to vote at the special meeting.

   The IKOS board of directors has carefully considered the terms and conditions of the merger and has determined that the terms of the merger are fair to, and that the merger is in the best interests of, IKOS stockholders. By the unanimous vote of the directors present at the board meeting at which the merger was considered and voted upon, the board of directors has approved the merger agreement and the merger and recommends that you vote FOR the adoption of the merger agreement and approval of the merger. The IKOS board of directors has considered the unsolicited pending cash tender offer to acquire all outstanding shares of IKOS common stock for $11.00 per share commenced on December 7, 2001 by Mentor Graphics Corporation and has unanimously recommended that the IKOS stockholders reject Mentor's tender offer and not tender their shares due to its highly conditional nature as described in IKOS' Schedule 14D-9, as amended, which is set forth in its entirety as Appendix D.

   This proxy statement/prospectus provides you with detailed information concerning Synopsys, IKOS and the merger. Please give all of the information in the proxy statement/prospectus your careful attention. In particular, you should carefully consider the discussion in the section entitled "Risk Factors" beginning on page 20.

   YOUR VOTE IS VERY IMPORTANT. To adopt the merger agreement and approve the merger, you must vote FOR the proposal by following the instructions stated on the enclosed proxy card. Since adoption of the merger agreement and approval of the merger require the affirmative vote of the holders of a majority of the outstanding IKOS shares entitled to vote at the special meeting, a failure to vote will, in effect, count as a vote against adoption of the merger agreement and approval of the merger.

   Whether or not you plan to attend the special meeting, PLEASE COMPLETE, SIGN, DATE AND PROMPTLY RETURN YOUR PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE. If you attend the special meeting, you may vote in person if you wish, even though you have previously returned your proxy.

   On behalf of the IKOS board of directors, I thank you for your support and urge you to vote FOR adoption of the merger agreement and approval of the merger among IKOS, Synopsys and a subsidiary of Synopsys.

                                          Sincerely,

                                          Ramon Nunez
                                          President and Chief Executive
                                           Officer
                                          IKOS Systems, Inc.

        79 Great Oaks Boulevard, San Jose, CA 95119  Tel (408) 284-0400
                               Fax (408) 284-0401


    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or the Synopsys common stock to be issued in the merger or determined whether this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.


   This proxy statement/prospectus is dated February , 2002, and is first being mailed to IKOS stockholders on or about February , 2002.

   This letter contains forward-looking statements relating to the possible merger consideration to be paid to IKOS stockholders which are subject to risks and uncertainties, including risks related to IKOS' financial performance during the measurement period for determining consideration to be paid in the merger, and the satisfaction of the financial performance and employee retention conditions to the merger, among other conditions. See "Risk Factors-- Risks Related to the Merger" beginning on page 20.

                      REFERENCE TO ADDITIONAL INFORMATION

   This proxy statement/prospectus incorporates important business and financial information about Synopsys from documents Synopsys has filed with the Securities and Exchange Commission that are not included in or delivered with this proxy statement/prospectus. If you call or write, Synopsys will send you copies of these documents, excluding exhibits, without charge. You may contact Synopsys at:

                                 Synopsys, Inc.
                               Investor Relations
                           700 East Middlefield Road
                            Mountain View, CA 94043
                                 (650) 584-4257

   This proxy statement/prospectus incorporates important business and financial information about IKOS from documents IKOS has filed with the Securities and Exchange Commission that are not included in or delivered with this proxy statement/prospectus. If you call or write IKOS, it will send you copies of the documents which it has filed with the Securities and Exchange Commission, excluding exhibits, without charge. You may contact IKOS at:

                               IKOS Systems, Inc.
                            79 Great Oaks Boulevard
                               San Jose, CA 95119
                                 (408) 284-0400

   If you would like to request documents, please do so no later than five
business days before the special meeting or [       ], 2002 in order to receive
them before the special stockholders meeting.

   For more information on the matters incorporated by reference in this proxy statement/prospectus, please see the section entitled "Where You Can Find More Information" on page 125.

                               IKOS Systems, Inc.
                            79 Great Oaks Boulevard
                               San Jose, CA 95119

                                 (408) 284-0400

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                          TO BE HELD [MARCH   , 2002]

To the Stockholders of IKOS Systems, Inc.:

   We will hold a special meeting of stockholders of IKOS Systems, Inc.,at
[10:00 a.m. local time], on [March   , 2002] at IKOS' offices located at 79
Great Oaks Boulevard, San Jose, CA 95119, for the following purposes:

    1. To consider and vote on a proposal to adopt the agreement and plan of merger and reorganization, dated July 2, 2001, as amended, by and among Synopsys, Inc., Oak Merger Corporation, a wholly-owned subsidiary of Synopsys, and IKOS pursuant to which, among other things, Oak Merger Corporation will merge with and into IKOS, IKOS will become a wholly-owned subsidiary of Synopsys and each outstanding share of IKOS common stock will be converted into the right to receive the number of shares (or fraction of a share) of Synopsys common stock prescribed by the agreement; and

    2. To transact such other business as may properly come before the special meeting.

   We describe these items of business more fully in the proxy statement/prospectus attached to this notice. Please give all of the information in the proxy statement/prospectus your careful attention.

   Only stockholders of record of IKOS common stock at the close of business on
[   ] [ ], 2002 are entitled to notice of, and will be entitled to vote at, the special meeting or any adjournment or postponement thereof. At the close of
business on such record date, IKOS had outstanding and entitled to vote [   ]
shares of common stock.

                                          By Order of the Board of Directors,

                                          Ramon Nunez
                                          President and Chief Executive
                                           Officer

San Jose, California
February   , 2002

[IKOS LOGO]                                                      [SYNOPSYS LOGO]

Proxy Statement                                                       Prospectus

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
QUESTIONS AND ANSWERS ABOUT THE MERGER....................................  iii
SUMMARY OF THE PROXY STATEMENT/PROSPECTUS.................................    1
MARKET PRICE AND DIVIDEND INFORMATION.....................................   18
RISK FACTORS..............................................................   20
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS.........................   38
UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS..   39
THE SPECIAL MEETING.......................................................   53
  Proxy Statement/Prospectus..............................................   53
  Date, Time and Place of the Special Meeting.............................   53
  Matters to be Considered at the Special Meeting.........................   53
  Record Date and Shares Entitled to Vote.................................   53
  Voting of Proxies.......................................................   53
  Vote Required for Stockholder Approval..................................   54
  Quorum; Abstentions and Broker Non-Votes................................   54
  Solicitation of Proxies.................................................   55
  No Dissenters' Rights...................................................   55
  Board Recommendation....................................................   55
THE MERGER AND RELATED TRANSACTIONS.......................................   56
  Background of the Merger................................................   56
  Reasons for the Merger..................................................   70
  IKOS Board's Review of Possible Merger Consideration ...................   75
  Recommendation of IKOS' Board of Directors..............................   76
  Opinion of Needham & Company, Inc., Financial Advisor to IKOS...........   77
THE MERGER AGREEMENT AND RELATED AGREEMENTS...............................   83
  Structure of the Merger and Calculation of Purchase Price Per IKOS
   Share..................................................................   83
  Completion and Effectiveness of the Merger..............................   87
  Exchange of IKOS Stock Certificates for Synopsys Stock Certificates.....   87
  Treatment of IKOS Stock Options and Stock Incentive Plans...............   88
  Treatment of Outstanding Purchase Rights under the IKOS 1996 Employee
   Stock Purchase Plan....................................................   89
  Other Provisions of the Merger Agreement................................   89
  Related Agreements......................................................  103
  Operations Following the Merger.........................................  104
  Indemnification Matters.................................................  104
LITIGATION RELATING TO THE MERGER.........................................  105
INTERESTS OF IKOS DIRECTORS, OFFICERS AND AFFILIATES IN THE MERGER........  106
ANTITRUST APPROVAL........................................................  110
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS..................  111
ACCOUNTING TREATMENT......................................................  113
NO DISSENTERS' RIGHTS.....................................................  113
RESTRICTIONS ON SALE OF SHARES BY AFFILIATES OF IKOS......................  113

                                                                         Page
                                                                         ----
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF
 IKOS..................................................................  114
COMPARISON OF RIGHTS OF STOCKHOLDERS OF SYNOPSYS AND STOCKHOLDERS OF
 IKOS..................................................................  115
EXPERTS................................................................  123
LEGAL MATTERS..........................................................  123
STOCKHOLDER PROPOSALS..................................................  124
WHERE YOU CAN FIND MORE INFORMATION....................................  125
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE........................  126

APPENDICES:
Appendix A -- Agreement and Plan of Merger and Reorganization..........  A-1
Appendix A-1 -- First Amendment to the Agreement and Plan of Merger and
 Reorganization........................................................  A-1(A)
Appendix B -- Form of Voting Agreement.................................  B-1
Appendix C -- Opinion of Needham & Company, Inc........................  C-1
Appendix D -- Schedule 14D-9 filed by IKOS Systems, Inc. on December
 20, 2001, as amended through February 6, 2002.........................  D-1

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:  Why are Synopsys and IKOS proposing the merger?

A: Synopsys and IKOS believe that the merger presents an opportunity to link two complementary product lines--software-based integrated circuit verification solutions and hardware acceleration and emulation products. By integrating our product lines, the combined company will offer customers a more comprehensive set of verification solutions, providing opportunities to reach new customers and to expand relationships with existing customers. By integrating our sales and support efforts, customers will be able to reduce their transactional costs by interacting with a single vendor. By combining our research and development efforts we believe that the combined company will have greater expertise and a stronger strategic position to develop new verification technologies. In addition, IKOS believes that the merger will provide IKOS with additional resources and opportunities to grow more quickly than if IKOS remained independent, and will provide IKOS stockholders the opportunity to hold equity with greater liquidity in a larger company which is better positioned to deliver increased stockholder value over the long term.

Q: Why is IKOS recommending that IKOS stockholders not tender their shares in the pending unsolicited cash tender offer commenced by Mentor Graphics Corporation to acquire all outstanding shares of IKOS common stock?

A: On December 7, 2001, Mentor Graphics Corporation commenced an unsolicited cash tender offer to purchase all outstanding shares of IKOS for $11.00 per share subject to certain conditions. Although the IKOS board determined that the Mentor tender offer would result in a transaction more favorable to IKOS stockholders from a financial point of view than the merger under the Synopsys merger agreement, the IKOS board recommended that IKOS stockholders reject the Mentor tender offer and not tender their shares. The IKOS board continues to believe the merger with Synopsys is in the best interests of the IKOS stockholders and unanimously recommends that the IKOS stockholders vote for the adoption of the merger agreement and approval of the merger with Synopsys.

    The IKOS board recommended the IKOS stockholders reject the Mentor tender offer and not tender their shares because one of the conditions to the Mentor tender offer is that IKOS not pay a $5.5 million termination fee to Synopsys. IKOS is unable to avoid its contractual obligation to pay the termination fee due to Synopsys upon termination of the merger agreement by IKOS in favor of the Mentor tender offer. Accordingly, this condition cannot be satisfied without action by Synopsys, the Delaware courts or other actions outside IKOS' control.

    In addition, the pending tender offer also contains numerous other conditions that would permit Mentor unilaterally to withdraw or reduce the price payable to IKOS stockholders in its tender offer, including conditions that there be no litigation pending or threatened by any person challenging the Mentor transaction, and that there not have been a more than 10% decline in value since December 7, 2001 in any of three trading markets indices and other conditions identified by the board in reviewing the tender offer. The IKOS board concluded that these conditions have a high risk of not being satisfied. Indeed, the market decline condition can no longer be satisfied in light of the fact that as of the close of business on February 6, 2002, there had been a 10.3% decline in the Nasdaq National Market since December 7, 2001. Failure of any of these conditions, including the termination fee condition and the decline in market indices condition, neither of which can be satisfied by IKOS, would allow Mentor unilaterally to withdraw or reduce the consideration payable to IKOS stockholders in its tender offer.

    Moreover, the IKOS board takes particular note that in Mentor's proposal containing a proposed merger agreement submitted on January 16, 2002, which has subsequently expired, Mentor removed the condition that IKOS not pay Synopsys the termination fee otherwise due on IKOS' termination of the merger agreement in favor of a Mentor transaction. Nonetheless, Mentor has not amended its pending tender offer to remove the termination fee condition, which cannot be satisfied by IKOS. Moreover, Mentor has not amended the tender offer to remove the numerous other conditions which the IKOS board has determined create a high risk of nonconsummation. These conditions appear to render the Mentor tender offer essentially illusory.

    Mentor has also not proffered a revised merger agreement addressing the legitimate concerns raised by the IKOS board regarding the conditionality of the Mentor January 16th proposal. Without a written agreement to be entered into by Mentor and IKOS after a termination of the Synopsys merger agreement, Mentor would be free unilaterally to withdraw or reduce the consideration payable in its tender offer, or if the tender offer were completed, to abandon the follow-on merger. Further, in the absence of such a proffer, Mentor has not signed a nondisclosure agreement containing the terms and conditions required to permit negotiations between Mentor and IKOS.

    Instead of taking actions to address the high risk of nonconsummation inherent in the Mentor tender offer, Mentor has requested a special meeting of IKOS stockholders to remove the current IKOS directors and replace them with Mentor designees. These designees of Mentor could then approve any transaction proposed by Mentor, including a transaction offering reduced consideration to IKOS stockholders. IKOS believes that if Mentor truly intended to close the transaction described in its pending tender offer, Mentor would address the conditions identified by the IKOS board as creating an unacceptably high risk of nonconsummation of the tender offer and provide a revised written acquisition agreement for consideration by the IKOS board, rather than seeking to remove the current IKOS directors, who are acting in the best interest of IKOS stockholders.

    For further information regarding the IKOS board's recommendations regarding the Mentor tender offer, the IKOS board's determinations regarding the Mentor January 16th proposal and Mentor's request for a special meeting, see "The Merger and Related Transactions--Background of the Merger" and "Reasons for the Merger," and Appendix D to this proxy statement/prospectus.

Q:  When will the merger be completed?

A: Completion of the merger is subject to obtaining the approval of IKOS stockholders and satisfaction of other conditions. We hope to complete the merger by the end of August 2002.

Q:  Why is the closing date scheduled for August 2002?

A: The August 2002 closing date is intended to ensure that Synopsys fully honors an agreement not to engage in the integrated circuit emulation business for five years, made in June 1997 when Synopsys sold its emulation technology to Quickturn Design Systems. This agreement is discussed more fully on page 24. Since the merger cannot close until the Quickturn non-competition agreement expires or is terminated, Synopsys and IKOS agreed to base the purchase price per IKOS share on IKOS' financial performance over the 12-month period ending on June 30, 2002. The August closing date has been set to permit calculation and review of the performance formulas that will determine the purchase price per IKOS share. Either party has the right to terminate the merger agreement if the merger is not completed by September 14, 2002, except this date may be extended to October 14, 2002 if the calculations referred to above have not been completed by September 14, 2002.

Q:  What will I receive in the merger?

A: If the merger is completed, for each share of IKOS common stock you own, you will receive Synopsys common stock valued at between $6 and $20. Based on information currently available to IKOS, IKOS expects that the purchase price per IKOS share will be within the lower portion of the range of possible merger consideration and will not likely be greater than $12, although there can be no assurance that IKOS will in fact meet the financial performance or employee retention conditions or the other conditions to the merger. The exact purchase price per IKOS share will be determined by a formula based on IKOS' financial performance during the 12-month measurement period ending June 30, 2002. If the merger closes before June 30, 2002, which requires, among other things, early termination or waiver of Synopsys' agreement not to engage in the emulation business (which expires on June 14, 2002) and the agreement of both parties, you will receive Synopsys common stock valued at $15 for each share of IKOS common stock you own. Synopsys and IKOS do not currently expect the early termination or waiver of this agreement. In addition, the purchase price per IKOS share is subject to reduction if the number of outstanding

    IKOS shares and options exceeds certain maximum amounts set forth in the merger agreement. However, if the merger closes, the purchase price per IKOS share will not be less than $6.

    The Synopsys common stock issued will be valued at the average last sale price per share of Synopsys common stock for the ten full trading-day period ending on the fifth full trading day prior to the closing date of the transaction. Given the fact that the purchase price per IKOS share will be based on IKOS' future financial performance, we cannot predict or determine and you will not know the actual number of shares of Synopsys common stock that you will receive in the merger until the completion of the merger. Synopsys will not issue fractional shares of common stock. You will receive cash based on the market price of Synopsys common stock instead of any fractional share.

    Synopsys is traded on the Nasdaq National Market under the trading symbol
    "SNPS." On [   ] [ ], 2002, Synopsys common stock closed at [$ . ] per
    share.

    IKOS is traded on the Nasdaq National Market under the trading symbol of
    "IKOS." On [   ][ ], 2002, IKOS Common Stock closed at [$ . ] per share.

Q: Will IKOS stockholders be able to sell the Synopsys stock they receive in the merger?

A: Yes. All shares of Synopsys common stock received in the merger will be freely transferable unless you are considered an "affiliate" of IKOS for purposes of the Securities Act of 1933. Persons who are deemed affiliates of IKOS will be required to comply with Rules 144 and 145 under the Securities Act.

Q: Are there risks I should consider in deciding whether to vote for the merger?

A: Yes. We have set out in the section entitled "Risk Factors" beginning on page 20 of this proxy statement/prospectus a number of risk factors that you should consider in connection with the merger, including:

  . You will not be able to determine the purchase price per share for your IKOS shares or how many shares of Synopsys common stock you will receive in the merger at the time of the IKOS special meeting.

  . IKOS may not meet the minimum financial performance levels of at least $50 million in revenue and no more than $10 million in losses before tax during the measurement period and may not be able to satisfy other conditions, including an employee retention condition, which must be met in order for Synopsys to be required to close the merger.

  . The period between the signing of the merger agreement and the expected closing date is longer than the pre-closing period in many other transactions. During this period, unanticipated events may arise which may harm IKOS' business or impair IKOS' ability to meet the financial performance, employee retention or other conditions of the merger.

  . The pending Mentor tender offer is so highly conditional that it appears to be essentially illusory and may be withdrawn or amended at any time.

  . If the Mentor tender offer is not absolutely and unconditionally withdrawn or abandoned prior to the IKOS stockholder vote on the merger, and the IKOS stockholders do not approve the merger and the merger agreement is terminated, IKOS would owe Synopsys a termination fee of up to $5.5 million if IKOS enters into a letter of intent or an acquisition agreement with a third party within 12 months of such termination.

  . There is a risk that pending litigation commenced by Mentor Graphics Corporation relating to Mentor's cash tender offer to acquire all outstanding shares of IKOS common stock at $11.00 per share, or other litigation brought by alleged IKOS stockholders, could prevent or delay the merger.

  . There is a risk of litigation relating to the Quickturn non-competition agreement that could prevent or delay the merger or reduce the value of Synopsys common stock after the merger.

Q:  How will the merger affect IKOS stock options?

A: Options to purchase shares of IKOS common stock will be assumed by Synopsys and become exercisable for shares of Synopsys common stock after the merger. The number of shares of

    Synopsys common stock issuable upon the exercise of any given IKOS option will be determined by multiplying the exchange ratio by the number of shares of IKOS common stock underlying the option, rounded down to the nearest whole number, and the per share exercise price of any given option will be determined by dividing the exercise price of the option by the exchange ratio, rounded up to the nearest whole cent.

Q:  How do I vote?

A: Mail your signed proxy card in the enclosed return envelope or vote via Internet or by telephone as instructed on your enclosed proxy card and/or instruction form as soon as possible so that your shares may be represented at the special meeting. Registered stockholders may vote via telephone by calling (877) 816-0834 or via the Internet at http://proxy.georgeson.com. If your shares are held in "street name" by your broker, your broker will vote your shares only if you provide instructions to him or her on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Without instructions, your shares will not be voted at the special meeting. Since adoption of the merger agreement and approval of the merger require the affirmative vote of a majority of the outstanding shares entitled to vote, if you do not vote your shares it will have the same effect as voting against adoption of the merger agreement and approval of the merger.

Q:  Can I change my vote?

A: Yes. You may change your vote by delivering a signed notice of revocation or a subsequently dated, signed proxy card to IKOS' corporate secretary before the stockholder meeting, via the Internet or by telephone, or by attending the stockholder meeting and voting in person.

Q:  Should I send in my stock certificates now?

A: No. After we complete the merger, Synopsys will send instructions to you explaining how to exchange your shares of IKOS common stock for the appropriate number of shares of Synopsys common stock.

Q:  Do I have any dissenters' rights?

A: No. Under Delaware law, you are not entitled to dissenters' rights in connection with the merger.

Q:  What are the tax consequences of the merger to me?

A: We expect the merger will qualify as a "reorganization" for federal income tax purposes. If the merger qualifies as a reorganization, you generally will not recognize any gain or loss for federal income tax purposes upon the exchange of your IKOS shares for shares of Synopsys common stock, although you will recognize taxable income with respect to any cash received in lieu of a fractional share of common stock. You should consult your own tax advisor regarding the tax consequences of the merger to you. For a more detailed description of the tax consequences of the merger, see the section of this proxy statement/prospectus entitled "Material United States Federal Income Tax Considerations" beginning on page 111.

Q:  Will there be any changes in my rights as a stockholder?

A: Yes. As a stockholder of IKOS, your rights are currently governed by IKOS' certificate of incorporation and bylaws. After completion of the merger, you will become a stockholder of Synopsys. As a Synopsys stockholder, your rights will be governed by Synopsys' certificate of incorporation and bylaws. Both IKOS and Synopsys are incorporated in Delaware. The rights of Synopsys' stockholders differ from that of IKOS' stockholders in several ways. For example, the affirmative vote of a supermajority is required to amend the IKOS bylaws and specified provisions of IKOS' certificate of incorporation. In contrast, the affirmative vote of a simple majority is required to amend the Synopsys bylaws and certificate of incorporation. In addition, special meetings of IKOS' stockholders may be called by holders of 10% of IKOS voting stock, while stockholders of Synopsys may not call special meetings of stockholders. Except for directors removed for cause, stockholders of Synopsys may not fill vacancies or newly created directorships in Synopsys' board. In contrast, the affirmative vote of the holders of a majority of the outstanding IKOS shares may vote to fill vacancies or newly created directorships. For a more detailed description of differences in these rights, see the section of this proxy statement/prospectus entitled "Comparison of Rights of Stockholders of Synopsys and

    Stockholders of IKOS" beginning on page 115.

Q:  Is Synopsys stockholder approval required?

A: The merger agreement provides that Synopsys has no obligation to seek approval of its stockholders for the issuance of Synopsys common stock in the merger and Synopsys does not expect that such approval will be required. If, however, there is a significant decrease in Synopsys' stock price from the price as of the date of this proxy statement/prospectus (or a significant decrease in Synopsys' stock price combined with a strong financial performance by IKOS during the measurement period), the pricing formula in the merger agreement could require Synopsys to issue more shares
    than permissible under applicable Nasdaq rules    without the approval of
    Synopsys stockholders. Under Nasdaq rules, Synopsys would need approval of its stockholders to issue shares to IKOS stockholders amounting to 20% or more of the Synopsys shares outstanding immediately before the completion of the merger. In that case, Synopsys would have no obligation under the merger agreement to seek approval of its stockholders or to complete the merger and the merger may not close.

Q:  Whom can I call with questions?

A: If you have any questions about the merger, you may call Georgeson Shareholder Communications, Inc., IKOS' proxy solicitor, at 212-440-9800 if you are a bank or broker or 800-223-2064 if you are not a bank or broker,
    or [   ] with Synopsys, at [   ].

                   SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

   This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. This section includes page references in parentheses to direct you to a more complete description of the topics presented in this summary. You should carefully read this entire proxy statement/prospectus, including the appendices, and the other documents we refer to for a more complete understanding of the merger and related transactions. The agreement and plan of merger and reorganization and the first amendment to the agreement and plan of merger and reorganization are attached as Appendix A and Appendix A-1, respectively, to this proxy statement/prospectus and additional documents relating to the transaction are also attached hereto. The merger agreement is summarized in this proxy statement/prospectus, but for a more complete description of the rights of Synopsys and IKOS, you should read the merger agreement in its entirety. You are also encouraged to read the additional documents attached hereto in their entirety.

   This proxy statement/prospectus includes or incorporates by reference important business and financial information about Synopsys and IKOS. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions in the section entitled "Where You Can Find More Information" on page 125 of this proxy statement/prospectus.

   In this proxy statement/prospectus, information regarding Synopsys has been supplied solely by Synopsys and information regarding IKOS has been supplied solely by IKOS. Each party disclaims responsibility for independently verifying the accuracy or completeness of the information provided by the other.

The Companies

SYNOPSYS, INC.
700 East Middlefield Road
Mountain View, CA 94043
www.synopsys.com
(650) 584-5000

   Synopsys is a leading supplier of electronic design automation, or EDA, software to the global electronics industry. Synopsys' products are used by designers of integrated circuits, or ICs, including system-on-a-chip ICs, and electronic products such as computers, cell phones, and Internet routers, that use such ICs, to automate significant portions of their chip design process. ICs are distinguished by the speed at which they run, their area, the amount of power they consume and their cost of production. Synopsys' products offer its customers the opportunity to design ICs that are optimized for speed, area, power consumption and production cost, while reducing overall design time. Synopsys also provides consulting services to assist customers with their IC designs, as well as training and support services. Synopsys was incorporated in Delaware in 1987.

IKOS SYSTEMS, INC.
79 Great Oaks Boulevard
San Jose, CA 95119
www.ikos.com
(408) 284-0400

   IKOS develops, manufactures, markets, and supports systems for the verification of complex electronic system designs. IKOS' mission is to help customers verify the functional correctness of their high complexity electronic system designs. IKOS differentiates its hardware verification solutions from those of its competitors by offering simulation-like ease of use coupled with the capacity to handle very large semiconductor designs. IKOS also provides services to customers to assist in the integration and deployment of IKOS' solutions. IKOS was incorporated in California in 1984 and reincorporated in Delaware in May 1990.

Timing of Execution of the Merger Agreement and Solicitation of IKOS
Stockholders

   Following an indication of interest by Mentor Graphics Corporation in an acquisition of IKOS in April 2001, IKOS made inquiries through its financial advisor to determine the interest of other potential acquirors, including Synopsys, in an acquisition of IKOS. The IKOS board received a proposal from each of Synopsys and another EDA company (other than Mentor) for a business combination with IKOS. Mentor declined to submit an acquisition proposal despite its earlier indication of interest. At the time the merger agreement was signed on July 2, 2001, the IKOS board believed that the market conditions affecting the economy, and specifically the expected continuing slowdown in the semiconductor and personal computer industries, would reduce customer demand and lengthen sales cycles for IKOS products. This expected slowdown in customer demand, combined with the lack of visibility as to the length and depth of the economic slowdown affecting its customers, created uncertainty for IKOS as a stand-alone company. The IKOS board concluded, after considering the alternatives available to IKOS at that time, and taking into account the uncertain market conditions, the current competitiveness of the IKOS product offerings (and their resulting value to Synopsys) and the anticipated benefits to IKOS from an announcement of a merger agreement with a strong partner such as Synopsys, that a merger agreement with Synopsys was the best alternative available to IKOS at the time the merger agreement was approved by the IKOS board. In making this determination, the IKOS board recognized that the merger was not expected to close until August 2002. The August 2002 closing date is intended to ensure that Synopsys fully honors an agreement between Synopsys and Quickturn Design Systems that Synopsys not engage in the integrated circuit emulation business until June 2002, and to permit IKOS and Synopsys to obtain and review financial results for IKOS for the twelve-month period ended
June 30, 2002 to determine the purchase price per IKOS share under the merger agreement. See "The Merger and Related Transactions" beginning on page 56 for more information on the background of the merger and IKOS' and Synopsys' reasons for the merger.

   IKOS is currently soliciting stockholder approval of the merger transaction with Synopsys, although the merger is not expected to close until August 2002. As part of the arm's length negotiation of the business terms of the transaction, Synopsys and IKOS agreed to seek to satisfy the conditions to closing as soon as reasonably practicable after execution of the merger agreement and thereby increase the likelihood of completing the merger. Specifically, IKOS agreed to seek stockholder approval at this time, rather than at a time closer to completion of the merger. During the negotiation of the transaction IKOS considered this provision in light of the other transaction terms, market uncertainty, and the expected benefits of the transaction to IKOS stockholders and agreed to seek stockholder approval as soon as practicable after signing the merger agreement.

   Although the exact price per share to be paid for IKOS common stock cannot be determined at this time, IKOS stockholders can determine the price per share to be paid assuming IKOS achieves specified financial levels described below. See "The Merger Agreement and Related Agreements--Structure of the Merger and Calculation of Purchase Price Per IKOS Share," "The Merger and Related Transactions--IKOS Board's Review of Possible Merger Consideration" and "Risk Factors--Risks Relating to the Merger."

Structure of the Merger and Calculation of Purchase Price Per IKOS Share (see page 83)

   IKOS and Synopsys have entered into a merger agreement that provides for the merger of Oak Merger Corporation, a newly formed wholly-owned subsidiary of Synopsys, with and into IKOS. IKOS will be the surviving corporation in the merger and will become a wholly-owned subsidiary of Synopsys.

   Upon completion of the merger, IKOS stockholders will receive Synopsys common stock in exchange for their IKOS shares. If the merger closes, as expected, after June 30, 2002, the dollar amount of Synopsys common stock you will receive will depend upon the financial performance of IKOS during the 12-month period ending June 30, 2002 (referred to in this proxy statement/prospectus as the "measurement period"). For each share of IKOS common stock that you own, you will be entitled to receive Synopsys common stock with a value between $6 and $20.

   As described in the summary below, you will not know the exact purchase price per IKOS share or the number of shares of Synopsys common stock you will receive until the closing, which is expected to take place in August 2002. The complete text of the merger agreement, which describes the formulas by which the purchase price per IKOS share will be calculated, is included in this proxy statement/prospectus as Appendices A and A-1. For a more complete description of the formulas, we urge you to read Article II of the merger agreement.

   IKOS' financial performance will be measured according to the provisions of the merger agreement. As provided in the merger agreement, after the close of the measurement period, IKOS, subject to review by Synopsys and its advisors, will determine IKOS' revenue, revenue plus change in backlog, and profit (loss) before tax, or PBT, during the measurement period, in each case based on definitions included in the merger agreement. The purchase price per IKOS share will be calculated using all three of these measurements of IKOS' financial performance during the measurement period.

   For the purposes of the merger agreement, "revenue" is defined as IKOS' revenue during the measurement period as reflected in audited financial statements prepared in accordance with generally accepted accounting principles. "Revenue plus change in backlog" is the sum of revenue for the measurement period and the change (positive or negative) in backlog during the measurement period. "Backlog" is defined as the dollar amount, as of June 30, 2001 or June 30, 2002, of all non-cancellable orders made in accordance with IKOS' order acceptance policy for IKOS products and services with scheduled shipment or performance dates within six months of either June 30, 2001 or June 30, 2002 but which have not been invoiced by IKOS and excluding orders representing discounts not consistent with past practice, plus all deferred revenue as reflected in IKOS' audited financial statements. Change in backlog is the difference between backlog at the end of the measurement period and backlog at the beginning of the measurement period and is limited for given amounts of revenue. PBT is IKOS' profit or loss before taxes, but with certain significant items excluded. IKOS' PBT as used to determine the purchase price per IKOS share, therefore, may differ substantially from PBT as used in IKOS' publicly filed financial statements. See "Risk Factors--Risks Related to the Merger" and "The Merger Agreement and Related Agreements--Structure of the Merger and Calculation of Purchase Price Per IKOS Share" for a more complete description of how revenue, revenue plus change in backlog and PBT is calculated under the merger agreement.

   The following graph summarizes the purchase price per IKOS share at different levels of revenue, revenue plus change in backlog and PBT. As indicated in the graph, the formulas contained in the merger agreement provide for proportionate increases in the purchase price per IKOS share as revenue, revenue plus change in backlog or PBT increase from one level to the next.
                                 [GRAPH]

                          Purchase Price Per IKOS
                           Share ($ IKOS Share)

                       ________________________________________________________
           $20                                       $20
                                               $18
                       ________________________________________________________
           $15                           $15
                                   $12
                       ________________________________________________________
           $10               $9
                       $6
            $5         ________________________________________________________

(In millions)

Revenue                $50   $60   $70   $80   $90   (EQUAL OR GREATER THAN) 100

Revenue Plus Change     50    60    70    80    90   (EQUAL OR GREATER THAN) 100
     in Backlog

PBT                    (10)   (5)    0     8    14   (EQUAL OR GREATER THAN)  18

   The purchase price per IKOS share will be the lower of the purchase price per IKOS share determined by revenue plus change in backlog or the purchase price per IKOS share determined by PBT, with one exception. If the purchase price per IKOS share determined by PBT is lower than the purchase price per IKOS share determined by revenue plus change in backlog but the same or higher than the purchase price per IKOS share determined by revenue without regard to change in backlog, the purchase price per IKOS share will be determined by revenue plus change in backlog. See the section entitled "The Merger Agreement and Related Agreements--Structure of the Merger and Calculation of Purchase Price Per IKOS Share" on page 83 for a more detailed explanation of this exception.

   In considering the "revenue plus change in backlog" measurements, stockholders should note that IKOS historically has tracked such information as bookings, although the backlog included in bookings as reported historically may differ from backlog as defined under the merger agreement. IKOS' historical bookings and revenue plus change in backlog for certain periods is presented in the section entitled "Risk Factors--Risks Related to the Merger" beginning on page 20.

   Based on information currently available to IKOS, IKOS expects that the purchase price per IKOS share will be within the lower portion of the range of possible merger consideration and will not likely be greater than $12. For a discussion of the IKOS board's review of the possible consideration to be paid in the merger, see "The Merger and Related Transactions--IKOS Board's Review of Possible Merger Consideration" beginning on page 75. However, IKOS cannot assure you that it will meet the financial performance conditions to closing. See "Risk Factors--Risks Related to the Merger" beginning on page 20.

   If Synopsys' agreement not to compete in the emulation business is terminate, waived, or determined to be inapplicable before its scheduled expiration on June 14, 2002, the merger could close before the August 2002 target date, but only if Synopsys and IKOS both consent. If the merger closes before June 30, 2002, you will receive Synopsys common stock with a value of $15 for each share of IKOS stock you own, regardless of IKOS' financial performance. The parties do not expect that the closing will occur prior to June 30, 2002.

   Regardless of when the merger closes, the purchase price per IKOS share will be reduced if the number of outstanding IKOS shares and options at the time of the closing of the merger exceeds an agreed-upon level. However, if the merger closes, the purchase price per IKOS share will not be less than $6.

   The number of shares of Synopsys common stock you will receive in exchange for each share of IKOS common stock will be equal to the purchase price per IKOS share divided by the average last sale price per share of Synopsys common stock for the ten full trading-day period ending on the fifth full trading day prior to the closing date of the merger. This number is referred to as the "exchange ratio." The total number of shares of Synopsys common stock you will receive in the merger will equal the total number of IKOS shares you own multiplied by the exchange ratio. The exchange ratio will be proportionately adjusted for any stock split, stock dividend, reorganization or similar change in IKOS common stock or Synopsys common stock. IKOS stockholders will receive cash in lieu of any fractional shares to which they might otherwise be entitled when their IKOS shares are converted into Synopsys shares.

Reasons for the Merger (see page 70)

   The following is a partial summary of the Synopsys board's and IKOS board's reasons for the merger. For a more complete description of the reasons of each party, see page 70.

 Synopsys

   By the unanimous vote of the directors present, the board of directors of Synopsys has determined that the merger is in the best interest of Synopsys and its stockholders, and has identified several potential benefits, including:

  . allowing Synopsys to offer its customers a more comprehensive and integrated set of verification solutions by linking Synopsys' simulation, test bench automation and formal verification software tools to IKOS' hardware acceleration and emulation products;

  . enabling Synopsys' customers to obtain their verification solutions for their complex "system on a chip" designs from a single supplier, creating new opportunities to sell the full range of Synopsys products to customers who may only be using a limited number of Synopsys verification products and potentially reducing customers' transactional costs by interacting with a single vendor;

  .  expanding Synopsys' customer and relationship base;

  . giving Synopsys additional expertise and a stronger strategic position to develop new verification technologies, including IKOS' potentially significant on-going research and development efforts; and

  . providing new opportunities for revenue growth for Synopsys' verification products.

 IKOS

   By the unanimous vote of the directors present, the board of directors of IKOS has determined that the terms of the merger are fair to, and that the merger is in the best interests of IKOS and its stockholders, and has identified several potential benefits, including:

  . the combined company's ability to offer its customers a more comprehensive set of verification solutions, from Synopsys' simulation, test bench automation and formal verification software tools to IKOS' hardware acceleration and emulation products, providing increased sales opportunities for the combined company;

  . the fact that Synopsys' larger market capitalization, broader suite of complementary products and services, larger installed base of customers and worldwide brand recognition will provide IKOS with additional resources and opportunities to grow and gain market share more rapidly following the merger than IKOS would likely be able to as an independent company following the merger;

  . the expected synergies from the combined research and development, and marketing and sales efforts of the two companies following the merger;

  . the fact that the IKOS stockholders will have greater liquidity available upon exchange of their shares of IKOS common stock for shares of Synopsys common stock, which trade in significantly higher share volumes; and

  . the fact that the range of merger consideration compensates IKOS stockholders based on IKOS' financial performance during the measurement period at what the IKOS board believed would be premiums to expected trading prices resulting from such performance for IKOS as an independent company absent a business combination.

Vote Required for Stockholder Approval (see page 54)

   For the merger to go forward, the holders of a majority of the outstanding shares of IKOS common stock must adopt the merger agreement and approve the merger. You are entitled to cast one vote per share of IKOS common stock you
owned as of [       ] [       ], 2002, the record date. The merger agreement
does not require Synopsys to seek approval of its stockholders for the issuance of Synopsys common stock in the merger and Synopsys does not expect that such approval will be required. If, however, as a result of a significant decrease in Synopsys' stock price from the price as of the date of this proxy statement/ prospectus (or a significant decrease in Synopsys' stock price combined with a strong financial performance by IKOS during the measurement period), the pricing formula in the merger agreement could require Synopsys to issue more shares than permissable under applicable Nasdaq rules without the approval of Synopsys stockholders. In that case, Synopsys would have no obligation under the merger agreement to seek approval of its stockholders and the merger agreement does not require either party to complete the merger. In that event, the merger may not close.

   For example, if IKOS achieves the low end of the financial performance levels, and therefore the merger consideration is $6 per share of IKOS common stock, the shares of Synopsys common stock to be issued in the merger would exceed 20% of the Synopsys common stock outstanding if the applicable average price of Synopsys common stock at closing is less than approximately $7. If IKOS achieves the high end of the performance levels, and therefore the merger consideration is $20 per share of IKOS common stock, the shares of Synopsys common stock to be issued in the merger would exceed 20% of the Synopsys common stock outstanding if the applicable average price of Synopsys common stock at closing is less than approximately $23. The preceding calculations assume (1) the issuance of the maximum number of shares of IKOS common stock permitted to be issued under the merger agreement and (2) the number of shares of Synopsys common stock outstanding as of closing is the same as the number of shares outstanding as of February 2, 2002. The high and low closing prices of Synopsys
common stock during the 12-month period ended February   , 2002 were $     and
$      , respectively.

Recommendation of IKOS' Board of Directors (see page 76)

   The IKOS board of directors has carefully considered the terms and conditions of the merger and has determined that the terms of the merger are fair to, and that the merger is in the best interests of, IKOS stockholders. By the unanimous vote of the directors present at the board meeting at which the merger was considered and voted upon, the board of directors has approved the merger agreement and the merger and recommends that you vote FOR the adoption of the merger agreement and approval of the merger.

Opinion of IKOS' Financial Advisor (see page 77)

   In deciding to approve the merger, the IKOS board considered the June 27, 2001 opinion of IKOS' financial advisor, Needham & Company, Inc., that the exchange ratio was fair to IKOS' stockholders from a financial point of view. This opinion is attached as Appendix C to this document. We urge you to read it carefully in its entirety.

Conditions to the Merger (see page 92)

   Synopsys' and IKOS' respective obligations to complete the merger and the other transactions contemplated by the merger agreement are subject to the prior satisfaction or waiver of a number of conditions. If either Synopsys or IKOS waives any condition the parties will consider the facts and circumstances at that time and make a determination as to whether a resolicitation of proxies from IKOS stockholders is required.

   The conditions to the merger that require the consent of both Synopsys and IKOS to waive include the following:

  . Approval of the merger agreement and the merger by the requisite vote of IKOS stockholders.

  . No injunction or order or other legal restraint which prevents consummation of the merger shall be in effect.

  . A vote of Synopsys stockholders must not be required under Nasdaq rules to approve the issuance of Synopsys common stock if the pricing formula in the merger agreement would otherwise require Synopsys to issue shares amounting to 20% or more of the Synopsys shares outstanding immediately before the completion of the merger.

   The conditions to the merger waivable by Synopsys alone include the following:

  . The representations and warranties of IKOS must be true and correct in all material respects as of the closing, or in some cases where the failure to be true and correct could not reasonably be expected to have a material adverse effect on IKOS.

  . For the twelve months ending June 30, 2002, IKOS' revenue must be at least $50 million, and IKOS' losses before tax, if any, must be no greater than $10 million, each as determined according to the merger agreement.

  . The Quickturn non-competition agreement must have expired, been terminated or waived by Quickturn, or otherwise have been rendered inapplicable to the merger.

  .  IKOS must have satisfied the employee retention conditions.

  . IKOS must have entered into an OEM license agreement that meets requirements contained in the merger agreement (this condition has been satisfied by IKOS).

  . IKOS shall obtain the consent of third parties under IKOS material contracts required in connection with the merger.

   If any of the conditions to the merger are not satisfied by IKOS, or waived by Synopsys, Synopsys will not be obligated to complete the merger.

   Neither Synopsys nor IKOS currently anticipates waiving any conditions.

Termination of the Merger Agreement (see page 95)

   IKOS and Synopsys may terminate the merger agreement at any time prior to completion of the merger by mutual agreement or unilaterally if the merger has not closed by September 14, 2002. However, this date may be extended to October 14, 2002 if the IKOS financial performance determinations have not been completed by September 14, 2002. In addition, under specific circumstances, which are described on page 95 of this proxy statement/prospectus in the section entitled "The Merger Agreement and Related Agreements--Other Provisions of the Merger Agreement--Termination of the Merger Agreement," either Synopsys or IKOS may be entitled to unilaterally terminate the merger agreement.

   These termination rights include the following:

  . Either Synopsys or IKOS may terminate the merger agreement if the other party materially breaches any of its representations, warranties, or obligations and fails to cure that breach within 30 business days after notification of the breach.

  . Synopsys may terminate the merger agreement if IKOS receives a takeover proposal to acquire at least 15% of IKOS' stock or assets and the proposal is not absolutely and unconditionally abandoned or withdrawn and the IKOS board of directors does not unanimously reject the proposal in favor of the merger agreement within 10 business days of Synopsys' request.

  . Synopsys may terminate the merger agreement if IKOS breaches its no-shop obligations relating to potential takeover proposals or if the IKOS board of directors recommends a takeover proposal, does not unanimously recommend that IKOS stockholders approve the merger, or changes its recommendation in a way that is unfavorable to Synopsys.

  . IKOS may terminate the merger agreement if the IKOS board of directors determines that IKOS has received a superior proposal (as defined below) from a potential acquiror, Synopsys fails to make as favorable a proposal within 5 business days after receiving notification from IKOS, and IKOS pays

     Synopsys a termination fee. A superior proposal is defined in the merger agreement as a takeover proposal that the IKOS board determines in good faith meets the following criteria after consulting with its outside financial advisor and after considering all terms and conditions, including the likelihood and timing of consummation:

          . if the IKOS board makes its determination before IKOS stockholders have adopted the merger agreement, the board must determine that the proposal would result in a transaction more favorable to IKOS' stockholders from a financial point of view;

          . if the IKOS board makes its determination following adoption of the merger agreement by IKOS stockholders and after March 31, 2002 and the IKOS board determines in good faith that IKOS will not satisfy the financial performance conditions (and Synopsys does not waive these conditions), the board must determine that the proposal would result in a transaction with a value of $6 or less per share of IKOS common stock;

          . if the IKOS board makes its determination following adoption of the merger agreement by IKOS stockholders without regard to the financial performance conditions, the board must determine that the proposal would result in a transaction with a value greater than $24.70 per share of IKOS common stock.

   Neither Synopsys nor IKOS currently anticipates waiving any of the termination rights or conditions.

Payment of Termination Fees and Expenses (see page 98)

   IKOS is required to pay Synopsys termination fees of up to $5,500,000 in case of certain terminations of the merger agreement, including if the merger agreement is terminated due to the IKOS stockholders not approving the merger, the Mentor tender offer currently pending has not been absolutely and unconditionally withdrawn and if IKOS enters into a letter of intent or acquisition agreement with Mentor or any other person or entity within 12 months of the termination date, as further described on page 98 of this proxy statement/prospectus in the section entitled "The Merger Agreement and Related Agreements--Other Provisions of the Merger Agreement--Payment of Termination Fees and Expenses."

No-shop Provision (see page 100)

   IKOS has agreed, among other restrictions described in this proxy statement/prospectus on page 100 in the section entitled "The Merger Agreement and Related Agreements--Other Provisions of the Merger Agreement--No-shop Provision," that it will not solicit, initiate, intentionally encourage or facilitate any agreement with respect to a business combination or similar transaction with another party while the merger is still pending. The no-shop provision also requires IKOS to notify its employees of these restrictions and the restrictions described in the next paragraph.

   IKOS may, subject to limitations described in this proxy statement/prospectus in the section entitled "The Merger Agreement and Related Agreements--Other Provisions of the Merger Agreement--No-shop Provision," engage in negotiations or discussions with, disclose nonpublic information to, or afford access to its books, records and properties with a third party if the third party has made an unsolicited "superior proposal," as defined in the merger agreement, and certain other conditions are met, and IKOS' board of directors determines that its fiduciary duties require it to take such action. Otherwise, the no-shop provision prohibits IKOS from taking any such actions.

Stockholders Holding Approximately 5.62% of IKOS' Common Stock Have Entered into Voting Agreements Requiring Them to Vote in Favor of the Merger (see page
103)

   All of the directors and executive officers of IKOS have signed voting agreements agreeing to vote in favor of the merger and against any competing offer, with certain exceptions.

   The shares of IKOS common stock subject to the voting agreements represent approximately 5.62% of the outstanding IKOS common stock as of January 29, 2002.

Interests of IKOS' Directors, Officers and Affiliates in the Merger (see page
106)

   When considering the recommendation of the IKOS board of directors with respect to the adoption of the merger agreement and approval of the merger, you should be aware that members of IKOS' management and board of directors will receive benefits as a result of the merger and have interests in the merger that are different from or in addition to yours. For instance, options held by IKOS' non-employee directors will accelerate and vest in full as a result of the merger. In addition, certain executive officers of IKOS have executed or will execute employment and/or severance agreements providing for, among other things, cash payments and accelerated vesting of their unvested option shares in case of certain terminations of their employment by Synopsys. Upon completion of the merger, IKOS' officers may also receive payments from a bonus plan, as determined by IKOS. IKOS stockholders should consider whether these interests may have influenced these directors and officers to support or recommend the merger. As of January 29, 2002, directors and executive officers of IKOS and affiliates (including the stockholders who signed voting agreements) held approximately 5.62% of the outstanding shares of IKOS common stock entitled to vote. To adopt the merger agreement and to approve the merger, the holders of a majority of the outstanding shares of IKOS common stock must vote for adoption and approval. A description of additional interests of directors and officers that may be different from, or in addition to, yours can be found on page 106 of this proxy statement/prospectus in the section entitled "Interests of IKOS' Directors, Officers and Affiliates in the Merger."

Material United States Federal Income Tax Considerations of the Merger (see page 111)

   The exchange of shares of IKOS common stock for Synopsys common stock in the merger is intended to be tax-free to IKOS stockholders for federal income tax purposes, except to the extent of cash received by IKOS stockholders in respect of fractional shares. It is a condition to the merger that Synopsys and IKOS receive legal opinions from their respective tax counsel to the effect that the merger will constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code; provided that if counsel to IKOS does not render such an opinion, the condition will be satisfied if counsel to Synopsys renders such an opinion to Synopsys. TAX MATTERS CAN BE COMPLICATED AND THE TAX CONSEQUENCES OF THE MERGER TO YOU WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR TO FULLY UNDERSTAND THE TAX CONSEQUENCES OF THE MERGER TO YOU.

Accounting Treatment of the Merger (see page 113)

   Under generally accepted accounting principles, Synopsys will account for the merger using the purchase method of accounting. Under the purchase method of accounting, the purchase price recorded by Synopsys will be equal to the market value of its common stock issued in connection with the merger and the fair value of its options to purchase Synopsys common stock that will be issued in exchange for IKOS' outstanding common stock options, each determined at the date of the merger, plus the amount of directly related acquisition costs.

Antitrust Approval Required to Complete the Merger (see page 110)

   The merger is subject to antitrust laws. Synopsys and IKOS have made the required filings with the United States Department of Justice and the Federal Trade Commission. The waiting period required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or HSR Act, regarding U.S. antitrust issues expired on December 14, 2001. Synopsys and IKOS will also make any required filings under the antitrust laws of Taiwan. Synopsys and IKOS are not permitted to complete the merger until all relevant waiting periods have expired or terminated. Other than Taiwanese antitrust approval, the SEC's declaration of effectiveness of the

Form S-4 which this proxy statement/prospectus is a part and acceptance of the merger filings by the Secretary of State of Delaware, completion of the merger is not subject to any material governmental or regulatory approval.

Restrictions on the Ability to Sell Synopsys Stock (see page 113)

   All shares of Synopsys common stock received by you in connection with the merger will be freely transferable unless you are considered an "affiliate" of IKOS for purposes of the Securities Act of 1933, as amended, or the Securities Act.

You Do Not Have Dissenters' Rights (see page 113)

   Under Delaware law, you are not entitled to dissenters' rights in the merger.

Summary Selected Historical Consolidated Financial Data

   The following table presents Synopsys' historical financial results.

   Synopsys' summary financial data for the fiscal years ended September 30, 1999, October 31, 2000 and October 31, 2001 and as of October 31, 2000 and 2001 has been derived from its audited consolidated financial statements and related notes thereto incorporated into this proxy statement/prospectus by reference. Synopsys' summary financial data as of September 30, 1999 and as of and for the fiscal years ended September 30, 1997 and 1998 has been derived from its audited consolidated financial statements and related notes thereto which have not been included in or incorporated by reference into this proxy statement/prospectus. The historical financial information may not be indicative of Synopsys' future performance.

                                    Fiscal Years Ended       Fiscal Year Ended
                                   September 30,(1)(2)         October 31,(2)
                               ---------------------------- --------------------
                                 1997     1998      1999       2000      2001
                               -------- -------- ---------- ---------- ---------
                                     (in thousands, except per share data)
Synopsys, Inc.
Historical Consolidated
 Statement of Operations
 Data:
  Revenue....................  $646,956 $717,940 $  806,098 $  783,778 $ 680,350
  Income before income taxes
   and extraordinary
   items(3)..................   132,793  116,861    251,411    145,938    83,533
  Provision for income
   taxes.....................    51,043   55,819     90,049     48,160    26,731
  Extraordinary items, net of
   income tax expense(4).....       --    28,404        --         --        --
  Net income.................    81,750   89,446    161,362     97,778    56,802
  Net income per share:
   Basic.....................      1.30     1.34       2.30       1.43      0.94
   Diluted...................      1.24     1.29       2.20       1.38      0.88
Historical Consolidated
 Balance Sheet Data:
  Working capital............  $336,675 $504,759 $  627,207 $  331,857 $ 165,255
  Total assets...............   769,499  951,633  1,173,918  1,050,993 1,128,907
  Long-term debt, less
   current portion...........     9,191   13,138     11,642        564        73
  Stockholders' equity.......   502,445  664,941    865,596    682,829   485,656

--------
(1) Amounts and per share data for periods presented have been retroactively restated to reflect Synopsys' mergers accounted for under the pooling-of-interests method with Viewlogic Systems, Inc. effective December 4, 1997 and Everest Design Automation, Inc. effective November 21, 1998.
(2) Synopsys has a fiscal year that ends on the Saturday nearest October 31. Fiscal years 2000, 1999 and 1997 were 52-week years while fiscal years 2001 and 1998 were 53-week years. Fiscal year 2002 will be a 52-week year. For presentation purposes, the consolidated financial statements refer to the calendar month end. Prior to fiscal year 2000, Synopsys' fiscal year ended on the Saturday nearest to September 30. The period from October 1, 1999 through October 31, 1999 was a transition period. During the transition period, revenue, loss before income taxes, benefit for income taxes and net loss were $23.2 million, $25.5 million, $9.9 million, and $15.5 million, respectively, and basic and diluted loss per share was $0.22. The net loss during the transition period is due to the fact that sales in the first month following a quarter end are historically weak. As of October 31, 1999, working capital, total assets, long-term debt, less current portion, and stockholders' equity were $621.9 million, $1.2 billion, $11.3 million and $872.6 million, respectively.
(3) Includes charges of $5.5 million, $33.1 million, $21.2 million, and $1.7 million for the years ended September 30, 1997, 1998, 1999 and October 31, 2000, respectively, for in-process research and development. Includes merger-related and other costs of $51.0 million and $11.4 million for the years ended September 30, 1998 and 1997, respectively.
(4) On October 2, 1998, Synopsys sold a segment of the Viewlogic business for $51.9 million in cash. As a result of the transaction, Synopsys recorded an extraordinary gain of $26.5 million, net of income tax expense, in the fourth quarter of fiscal 1998.

   On December 3, 2001, Synopsys entered into an Agreement and Plan of Merger with Avant! Corporation. Avant! develops, markets, licenses and supports EDA software products that assist design engineers in the physical layout, design, verification, simulation, timing and analysis of advanced integrated circuits, or ICs. The Company's products offer its customers the opportunity to design ICs that are optimized for speed, size, power consumption and production cost, while reducing overall design time. The fair value of Synopsys common stock assumed to be issued in the Avant! merger as of December 3, 2001 and common stock options assumed to be issued in the Avant! merger, less the intrinsic value of unvested common stock options assumed to be issued as of January 16, 2002 is $846.9 million. A separate proxy statement/prospectus has been filed with the SEC (Form S-4 No. 333-75638) on December 21, 2001 to register the potential shares expected to be issued in the proposed Avant! merger. Therefore, the historical financial results for Avant! are included below.

   The following table presents Avant!'s historical financial results.

   Avant!'s summary financial data for the fiscal years ended December 31, 1998, 1999 and 2000 and as of December 31, 1999 and 2000 has been derived from its audited consolidated financial statements and related notes thereto incorporated into this proxy statement/prospectus by reference. Avant!'s summary financial data as of December 31, 1998 and as of and for the fiscal years ended December 31, 1996 and 1997 has been derived from its audited consolidated financial statements and related notes thereto which have not been included in or incorporated by reference into this proxy statement/prospectus. Avant!'s historical financial data as of and for the nine months ended September 30, 2001 has been derived from, and should be read in conjunction with, Avant!'s unaudited condensed consolidated financial statements and the related notes thereto that are incorporated by reference into this proxy statement/prospectus. The unaudited consolidated results of operations data for the nine months ended September 30, 2001 are not necessarily indicative of the results to be expected for any other interim period or for the fiscal year 2001 as a whole. However, in the opinion of Avant!'s management, the interim financial data presented reflects all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial condition at such date and the results of operations for such period. The historical financial information may not be indicative of Avant!'s future performance.

                                                                        Nine Months
                                    Year Ended December 31,                Ended
                          -------------------------------------------- September 30,
                            1996     1997     1998     1999     2000       2001
                          -------- -------- -------- -------- -------- -------------
                                                                        (unaudited)
                                    (in thousands, except per share data)
Avant! Corporation
Historical Consolidated
 Statement of Operations
 Data:
  Revenue...............  $137,438 $181,150 $248,330 $303,620 $358,100   $292,520
  Income (loss) before
   income taxes.........    14,782    3,128   47,069   94,484   85,139   (154,799)
  Provision for income
   taxes................     5,958      738   24,491   37,864   32,280     30,662
  Net income (loss).....     8,824    2,390   22,578   56,620   52,859   (185,461)
  Net income (loss) per
   share:
   Basic................  $   0.29 $   0.07 $   0.62 $   1.49 $   1.36   $  (4.94)
   Diluted..............  $   0.26 $   0.07 $   0.59 $   1.42 $   1.32   $  (4.94)
Historical Consolidated
 Balance Sheet Data:
  Working capital
   (deficit)............  $152,448 $132,284 $135,399 $216,246 $203,418   $(34,372)
  Total assets..........   211,656  272,896  337,508  435,527  561,890    391,169
  Non-current
   liabilities..........    13,025    2,026    2,535    1,668    7,918     11,427
  Stockholders' equity..   157,959  208,208  245,834  314,301  345,901    161,238

   The following table presents IKOS' historical financial results.

   IKOS' summary financial data for the fiscal years ended October 2, 1999, September 30, 2000 and September 29, 2001 and as of September 30, 2000 and September 29, 2001 has been derived from its audited consolidated financial statements and related notes thereto which have been incorporated by reference in this proxy statement/prospectus. IKOS' summary financial data as of October 2, 1999 and as of and for the fiscal years ended September 27, 1997 and October 3, 1998 has been derived from its audited consolidated financial statements and related notes thereto which have not been included in this proxy statement/prospectus. The historical financial information may not be indicative of IKOS' future performance.

                                                Fiscal Years Ended
                          ---------------------------------------------------------------
                          September 27, October 3, October 2, September 30, September 29,
                              1997         1998       1999        2000          2001
                          ------------- ---------- ---------- ------------- -------------
                                       (in thousands, except per share data)
IKOS Systems, Inc.
Historical Consolidated
 Statement of Operations
 Data:
  Revenue...............     $56,096     $ 40,893   $56,333      $72,796       $61,069
  Income (loss) before
   income taxes.........       2,418      (22,326)    3,106       11,038        (6,615)
  Provision (benefit)
   for income taxes.....       1,023        4,928       650        2,750        (2,010)
  Net income (loss).....       1,395      (27,254)    2,456        8,288        (4,605)
  Net income (loss) per
   share:
  Basic.................        0.17        (3.24)     0.30         0.97         (0.51)
  Diluted...............        0.16        (3.24)     0.27         0.84         (0.51)
Historical Consolidated
 Balance Sheet Data:
  Working capital.......     $31,608     $  5,492   $ 8,278      $17,045       $13,319
  Total assets..........      56,550       33,344    31,790       52,005        46,283
  Long-term debt, less
   current portion......         --           --        --           --            --
  Stockholders' equity..      41,990       12,613    15,031       24,864        22,312

--------
(1) IKOS is on a 52-53 week fiscal year. Accordingly, September 29, 2001, September 30, 2000, October 2, 1999, October 3, 1998 and September 27, 1997 are the fiscal year-ends for 2001, 2000, 1999, 1998 and 1997, respectively. Fiscal 2001, 2000, 1999 and 1997 were 52-week fiscal years. Fiscal year 1998 was a 53-week fiscal year.

Summary Selected Unaudited Pro Forma Condensed Combined Consolidated Financial Data

   The following summary selected unaudited pro forma condensed combined consolidated financial data gives effect to the proposed mergers between Synopsys and Avant! and Synopsys and IKOS using the purchase method of accounting for each of the business combinations. This data should be read in conjunction with Synopsys' unaudited pro forma condensed combined consolidated financial statements and related notes thereto included elsewhere in this proxy statement/prospectus.

   The pro forma condensed combined consolidated financial data has been presented assuming an exchange ratio of 0.371 for the Avant! merger as defined by the Avant! merger agreement and assuming the exchange ratio based on a $6 purchase price per IKOS share and the exchange ratio based on a $12 purchase price per IKOS share for the IKOS merger, each as of January 16, 2002. The exchange ratios for IKOS were calculated using a denominator of $58.60 which is equal to Synopsys' average closing stock price as reported on the Nasdaq National Market System for the ten full trading-day period ending on January 9, 2002, and a numerator of $6 and $12. (See footnote 1 on next page.) The purchase price per IKOS share was determined using the minimum purchase price per IKOS share under the IKOS merger agreement of $6 and IKOS' expectation that the purchase price per IKOS share will not likely be greater than $12. Financial information based on a $20 purchase price per IKOS share, which is the maximum purchase price per the IKOS merger agreement, has been disclosed in Note 2 "Purchase Price of $20 per IKOS Share" of the Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Statements on page 52. The actual number of shares of Synopsys common stock and options to be issued in the Avant merger will be based on the market price of Synopsys common stock at the completion of the Avant! merger. The actual number of shares of Synopsys common stock and options to be issued in IKOS merger will be based on a final exchange ratio as determined at the completion of the IKOS merger.

   There can be no assurance that Synopsys, Avant! and IKOS will not incur charges in excess of those included in the pro forma total consideration related to the mergers or that management will be successful in its effort to integrate the operations of the companies.

   The unaudited pro forma condensed combined consolidated statement of operations of Synopsys gives effect to the proposed mergers as if such mergers had been consummated on November 1, 2000. The unaudited pro forma condensed combined consolidated statement of operations data of Synopsys combines the audited historical consolidated statement of operations data of Synopsys for the year ended October 31, 2001 with the unaudited historical consolidated statement of operations data of Avant! for the twelve months ended September 30, 2001 and with the audited historical consolidated statement of operations data of IKOS for the year ended September 29, 2001. The unaudited historical consolidated statement of operations data of Avant! for the twelve months ended September 30, 2001 was derived by combining Avant!'s unaudited historical consolidated statement of operations for the nine months ended September 30, 2001 with Avant!'s unaudited historical consolidated statement of operations for the three months ended December 31, 2000.

   The unaudited pro forma condensed combined consolidated balance sheet data of Synopsys gives effect to the proposed mergers as if such mergers had occurred on October 31, 2001 and combines the audited historical consolidated balance sheet data of Synopsys as of October 31, 2001 with the unaudited historical consolidated balance sheet data of Avant! as of September 30, 2001 and the audited historical consolidated balance sheet data of IKOS as of September 30, 2001.

   The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the proposed mergers had been consummated on November 1, 2000 or on October 31, 2001, respectively, nor is it necessarily indicative of future operating results or financial position. The pro forma adjustments are based upon information and assumptions available at the time of the filing of this proxy statement/prospectus. The pro forma information should be read in conjunction with the unaudited pro forma financial statements and accompanying notes thereto included in this proxy statement/prospectus, with Synopsys' historical consolidated financial statements and related notes thereto, incorporated by reference into this proxy statement/prospectus, Avant!'s historical consolidated financial statements and related notes thereto, incorporated by reference into this proxy statement/prospectus and with IKOS' historical consolidated financial statements and related notes thereto, which are incorporated by reference into this proxy statement/prospectus.

   The assumptions used in the following pro forma statements were determined as of January 16, 2002.

                                            Fiscal Year Ended October 31, 2001
                                           ------------------------------------
                                              Assuming an       Assuming an
                                            Exchange Ratio     Exchange Ratio
                                              based on a         based on a
                                           $6 purchase price $12 purchase price
                                           per IKOS share(1) per IKOS share(1)
                                           ----------------- ------------------
                                             (in thousands, except per share
                                                          data)
Pro Forma Condensed Combined Consolidated
 Statement of Operations Data(2):
  Revenue................................     $1,126,561         $1,126,561
  Loss before income taxes...............       (171,194)          (173,152)
  Provision for income taxes.............         21,625             20,920
  Net loss...............................       (192,819)          (194,072)
  Loss per share:
    Basic................................         $(2.54)            $(2.53)
    Diluted..............................         $(2.54)            $(2.53)
Pro Forma Condensed Combined Consolidated
 Balance Sheet Data(2):
  Working capital deficit................     $  (80,096)        $  (80,096)
  Total assets...........................      2,303,199          2,368,665
  Long-term debt, less current portion...             73                 73
  Stockholders' equity...................      1,251,101          1,315,293

--------
(1) The exchange ratio for the Avant! merger is 0.371. The exchange ratios for the IKOS merger were calculated using a denominator of $58.60 which is equal to Synopsys' average last sale price per share as reported on the Nasdaq National Market for the ten full trading-day period ending on January 9, 2002, and a numerator of $6 and $12, respectively. The actual exchange ratio will be calculated using a denominator equal to Synopsys' average last sale price per share for the ten full trading-day period ending five full trading days before the closing date of the IKOS merger. The numerator will be determined based on IKOS' financial performance during the 12-month measurement period ending June 30, 2002. If the IKOS merger is completed prior to June 30, 2002, the numerator will be $15.00. Regardless of when the IKOS merger closes, the numerator is subject to adjustment if the number of outstanding IKOS shares and options at the time of completion of the IKOS merger exceeds an agreed-upon level. However, the purchase price per IKOS share will not be less than $6.

(2) Pro forma combined data reflects the allocation of the Avant! purchase price to acquired in-process research and development and identifiable intangible assets of Avant!, including goodwill. Pro forma combined data does not reflect the allocation of any portion of the IKOS purchase price to acquired in-process research and development, or to identifiable intangible assets. The IKOS purchase price in excess of the net tangible assets of IKOS has been reflected as goodwill in the pro forma combined data. Upon completion of the proposed IKOS merger, a valuation of the acquired technologies will be performed and any resulting allocation to acquired in-process research and development will be reflected in the post-merger statement of operations of the combined company. In addition, upon completion of the valuation, a portion of the IKOS purchase price will be allocated to identifiable intangible assets, if any. Any amount of the IKOS purchase price allocated to identifiable intangible assets with definite useful lives will be amortized over a period of three to five years from the closing date of the proposed IKOS merger.

                           Comparative Per Share Data

   The following tables present certain historical per share data and combined per share data on an unaudited pro forma basis after giving effect to the Avant! merger and the IKOS merger using the purchase method of accounting and assuming 0.371 shares of Synopsys common stock are issued in exchange for each share of Avant! common stock and 0.1024 shares (the exchange ratio based on a purchase price of $6 per IKOS share) and 0.2048 shares (the exchange ratio based on a purchase price of $12 per IKOS share) of Synopsys common stock are issued in exchange for each share of IKOS common stock. This data should be read along with the selected historical consolidated financial data of Synopsys, Avant! and IKOS included in this proxy statement/prospectus, the historical consolidated financial statements of Synopsys and the notes thereto that are incorporated by reference into this proxy statement/prospectus, the historical consolidated financial statements of Avant! and the notes thereto that are incorporated by reference in this proxy statement/prospectus and the historical consolidated financial statements of IKOS and the notes thereto that are included in this proxy statement/prospectus. The pro forma information is presented for illustrative purposes only. You should not rely on the pro forma financial information as an indication of the combined financial position or results of operations of future periods or the results that actually would have been realized had the companies been a single entity during the periods presented.

                                                                    Fiscal Year
                                                                   Ended October
                                                                        31,
                                                                       2001
                                                                   -------------
   Synopsys Historical Data:
   Net income per share:
     Basic........................................................    $ 0.94
     Diluted......................................................      0.88
   Book value per share at the end of the period(1)...............      8.17

                                                                   Twelve Months
                                                                       Ended
                                                                   September 30,
                                                                       2001
                                                                   -------------
   Avant! Historical Data:
   Net loss per share(2):
     Basic........................................................    $(5.08)
     Diluted......................................................     (5.08)
   Book value per share at the end of the period(1)...............      4.27

                                                                    Fiscal Year
                                                                       Ended
                                                                   September 29,
                                                                       2001
                                                                   -------------
   IKOS Historical Data:
   Net loss per share:
     Basic........................................................    $(0.51)
     Diluted......................................................     (0.51)
   Book value per share at the end of the period(1)...............      2.42

                  Unaudited Pro Forma Combined Per Share Data

                                            Fiscal Year Ended October 31, 2001
                                           ------------------------------------
                                              Assuming an       Assuming an
                                            Exchange Ratio     Exchange Ratio
                                              based on a         based on a
                                           $6 purchase price $12 purchase price
                                            per IKOS share     per IKOS share
                                           ----------------- ------------------
                                             (in thousands, except per share
                                                          data)
Synopsys, Avant! and IKOS Pro Forma
 Combined
  Pro forma combined net loss per
   share(3):
    Basic.................................      $(2.54)            $(2.53)
    Diluted...............................      $(2.54)            $(2.53)
  Pro forma combined net loss per
   equivalent IKOS share(4):
    Basic.................................      $(0.26)            $(0.52)
    Diluted...............................      $(0.26)            $(0.52)
  Pro forma book value per Synopsys share
   at October 31, 2001(1).................       16.76              17.40
  Pro forma book value per equivalent IKOS
   share at September 29, 2001(1).........        1.72               3.56

--------
(1) The historical book value per share information is computed by dividing total stockholders' equity by the number of shares of Synopsys, Avant! or IKOS common stock outstanding at the end of each period. The pro forma combined book value per share information is computed by dividing total pro forma stockholders' equity by the pro forma number of shares of Synopsys common stock outstanding at the end of each period assuming the Avant! and IKOS mergers had occurred on that date. Pro forma book value per equivalent IKOS share is computed by multiplying Synopsys' combined pro forma book value per share by the applicable IKOS exchange ratio.
(2) The unaudited historical consolidated statement of operations data of Avant! for the twelve months ended September 30, 2001 was derived by combining Avant!'s unaudited historical consolidated statement of operations for the nine months ended September 30, 2001 with Avant!'s unaudited historical consolidated statement of operations for the three months ended December 31, 2000.
(3) The pro forma combined per share information is computed by dividing the pro forma net income by the combination of Synopsys' weighted average common and dilutive equivalent shares outstanding during each period and the number of shares of Synopsys common stock and equivalents to be issued in connection with the proposed mergers, assuming Synopsys had merged with Avant! and IKOS, on November 1, 2000.
(4) The pro forma combined net income per equivalent IKOS share information is calculated by multiplying Synopsys' combined pro forma per share amounts described in footnote (2) by the applicable IKOS exchange ratio.

                     MARKET PRICE AND DIVIDEND INFORMATION

Synopsys Market Price Data

   Synopsys common stock is traded on the Nasdaq National Market under the symbol "SNPS." The following table shows the range of high and low closing sales prices reported on the Nasdaq National Market for Synopsys common stock for the periods indicated.

                                                                   High   Low
                                                                  ------ ------
   Synopsys' Fiscal 2000
     First Quarter............................................... $74.69 $43.34
     Second Quarter..............................................  50.81  37.56
     Third Quarter...............................................  51.94  30.94
     Fourth Quarter..............................................  39.50  29.38
   Synopsys' Fiscal 2001
     First Quarter............................................... $56.50 $33.31
     Second Quarter..............................................  62.13  41.84
     Third Quarter ..............................................  62.75  44.05
     Fourth Quarter..............................................  54.35  37.04
   Synopsys' Fiscal 2002
     First Quarter............................................... $56.10 $49.46
     Second Quarter (through February 6, 2002)................... $52.06 $48.72

IKOS Market Price Data

   IKOS common stock is traded on the Nasdaq National Market under the symbol "IKOS." The following table shows the range of high and low closing sales prices reported on the Nasdaq National Market for IKOS common stock for the periods indicated.

                                                                    High   Low
                                                                   ------ -----
   IKOS' Fiscal 2000
     First Quarter................................................ $ 9.69 $7.00
     Second Quarter...............................................  14.94  8.88
     Third Quarter................................................  12.38  8.63
     Fourth Quarter...............................................  13.00  9.69
   IKOS' Fiscal 2001
     First Quarter................................................ $14.38 $7.25
     Second Quarter...............................................  17.00  8.31
     Third Quarter................................................  10.56  6.49
     Fourth Quarter ..............................................   8.10  3.14
   IKOS' Fiscal 2002
     First Quarter................................................ $12.20 $3.10
     Second Quarter (through February 6, 2002)....................  11.90 11.02

Dividend Information

   Neither Synopsys nor IKOS has ever paid any cash dividends on its stock, and both anticipate that they will continue to retain any earnings for the foreseeable future for use in the operation of their respective businesses.

Recent Closing Prices

   As of June 29, 2001, the last trading day before announcement of the proposed merger, the closing prices per share of Synopsys common stock and IKOS common stock on the Nasdaq National Market were $48.39
and $7.36, respectively. On [     , 2002], the latest practicable trading day
before the printing of this proxy statement/prospectus, the closing prices per share of Synopsys common stock and IKOS common stock on the Nasdaq National
Market were $[   ] and $[   ], respectively.

Number of IKOS Stockholders

   As of close of business on [   ] [ ], 2002, there were approximately [  ]
shares of IKOS common stock outstanding and entitled to vote at the special meeting, held by approximately [ ] stockholders of record of IKOS.

                                  RISK FACTORS

   By voting in favor of the merger agreement and the merger, you will be choosing to invest in Synopsys common stock. An investment in Synopsys common stock involves a high degree of risk. In addition, the formulas for determining the purchase price per IKOS share based on IKOS' financial performance and the extended period until the targeted closing date entail risks not normally found in merger transactions between public companies. In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, you should carefully consider the following risk factors in deciding whether to vote in favor of adoption of the merger agreement and approval of the merger.

                          Risks Related to the Merger

   Under this section entitled "Risks Related to the Merger," use of the term "combined company" refers to Synopsys and its subsidiaries, including IKOS, after completion of the merger.

At the time of the IKOS special meeting, you will not be able to determine the purchase price per share for your IKOS shares or how many shares of Synopsys common stock you will receive in the merger.

   If the merger is completed, for each share of IKOS common stock that you own, you will be entitled to receive Synopsys common stock with a value between $6 and $20 (adjusted to reflect the effect of any stock split, stock dividend, reorganization or similar change in Synopsys or IKOS common stock). The exact purchase price per IKOS share will be determined by a formula based on IKOS' financial performance during the 12-month measurement period ending June 30, 2002. Based on information currently available to IKOS, IKOS expects that the purchase price per IKOS share will be within the lower portion of the range of possible merger consideration and will not likely be greater than $12. For a complete discussion of the IKOS board's review of the possible consideration to be paid in the merger, see "The Merger and Related Transactions--IKOS Board's Review of Possible Merger Consideration" beginning on page 75. If the merger closes before June 30, 2002 (which is not expected), you will receive Synopsys common stock with a value of $15 regardless of IKOS' financial performance up to the date of closing. For purposes of calculating the number of shares of Synopsys common stock you will receive for each share of IKOS common stock you own, the Synopsys common stock issued will be valued at the average last sale price per share of Synopsys common stock for the ten full trading day period ending on the fifth full trading day prior to the closing date of the merger. See the section entitled "The Merger Agreement and Related Agreements-- Structure of the Merger and Calculation of Purchase Price Per IKOS Share."

   Because IKOS' financial performance cannot be predicted, and because the future market price of Synopsys common stock is likely to fluctuate and cannot be predicted, the exact purchase price per IKOS share and the number of shares of Synopsys common stock that you will receive will not be determined until the closing of the transaction, which is expected to occur in August 2002. As a result, if and when the merger is completed you may receive Synopsys stock for each IKOS share with a value less than either the then current market price of IKOS common stock or the market price of IKOS common stock at the time of the special meeting. For purpose of example only, if IKOS common stock is trading at $7 per share at the time of the special meeting and if IKOS meets only the lowest required financial performance level, you will receive Synopsys common stock valued at $6 per share, which would at that time be lower than the then current per share market price of IKOS common stock.

The current difficult economic environment will likely result in IKOS stockholders receiving a purchase price per share of IKOS common stock in the lower portion of the range of possible merger consideration. Moreover, IKOS cannot assure you that it will meet the financial performance levels which must be met in order for Synopsys to be required to close the merger.

   The current difficult economic environment has resulted in lower demand, lengthening sales cycles and increased deferral of purchasing decisions for IKOS and other capital equipment vendors. IKOS has no visibility on the length or depth of the current economic downturn. Recent announcements by potential customers of IKOS indicating no improvement in their outlook in the near term suggest that a recovery is not likely in the near term.

   Under the merger agreement, Synopsys is not required to complete the merger if IKOS' revenue for the 12-month measurement period ending June 30, 2002 is less than $50 million or its PBT for the same period is a loss greater than $10 million. IKOS' current revenue plan targets aggregate revenue of approximately $67 million for the full four quarter measurement period. As a reference point, IKOS has achieved aggregate revenue of $28.2 million and revenue plus change in backlog of $27.1 million through the first two quarters of the measurement period. The revenue plan and IKOS' performance under that plan are subject to numerous assumptions and uncertainties including, but not limited to, assumptions and uncertainties relating to current and future economic conditions, customer demand, competition, continued acceptance and development of IKOS' existing and new products, technological changes, IKOS' ability to retain its skilled workforce, the potential distraction of management relating to the pending cash tender offer and litigation commenced by Mentor and other risks under "Risk Factors--Risks Relating to IKOS."

   Prior to the execution of the merger agreement, IKOS tracked revenue plus change in backlog as bookings, although the backlog historically included in bookings may differ from backlog as defined under the merger agreement. IKOS revenue, bookings, revenue plus change in backlog and income (loss) before provision for income taxes for each of the most recent ten fiscal quarters for which financial results are available are set forth below:

                          Quarter Quarter Quarter Quarter Quarter Quarter  Quarter Quarter Quarter Quarter
                           ended   ended   ended   ended   ended   ended    ended   ended   ended   ended
                          10/2/99 1/1/00  4/1/00  7/1/00  9/30/00 12/30/00 3/31/01 6/30/01 9/29/01 12/29/01
                          ------- ------- ------- ------- ------- -------- ------- ------- ------- --------
Revenue* (unaudited)....   $16.3   $15.4   $16.8   $18.4   $22.1   $21.0    $15.7   $ 9.5   $14.9   $13.3
Bookings** (unaudited)..   $14.5   $16.5   $18.8   $16.3   $40.4   $13.8    $12.8   $(0.9)  $12.3   $14.8
Revenue Plus Change in
 Backlog***
 (unaudited)............     N/A     N/A     N/A     N/A     N/A     N/A      N/A     N/A   $12.3   $14.8
Income (Loss) before
 provision for income
 taxes**** (unaudited)..   $ 1.7   $ 1.5   $ 2.2   $ 3.1   $ 4.3   $ 3.3    $(1.0)  $(7.1)  $(1.8)  $ 0.47

--------
* Revenue as disclosed by IKOS in its financial statements and prepared in accordance with GAAP. During the fourth quarter of fiscal 2001, IKOS adopted Staff Accounting Bulletin, or SAB, No. 101, Revenue Recognition in Financial Statements. Pursuant to SAB No. 101, IKOS revised its revenues for the quarters ended March 31, 2001 and June 30, 2001. Prior to the SAB 101 adjustments, revenues for those quarters were $17.4 million and $11.1 million, respectively.
** Bookings calculated consistent with past practice. Backlog as defined in the merger agreement excludes orders representing discounts not consistent with past practice and orders for maintenance not scheduled to be performed within 6 months of either June 30, 2001 or June 30, 2002. Bookings presented for quarters prior to the quarter ended June 30, 2001 included in some cases discounted orders and orders for maintenance to be performed for more than six months, although the amounts which would have been excluded under the merger agreement were not material in any quarter.
*** Revenue plus change in backlog calculated consistent with the terms of the merger agreement.
**** Income (loss) before provision for income taxes, or PBT, as reported by IKOS in its financial statements and prepared in accordance with GAAP. During the fourth quarter of fiscal 2001, IKOS adopted Staff Accounting Bulletin, or SAB, No. 101, Revenue Recognition in Financial Statements. Pursuant to SAB No. 101, IKOS revised its income (loss) before provision for income taxes for the quarters ended

      March 31, 2001 and June 30, 2001. Prior to the SAB 101 adjustments, income (loss) before provision for income taxes for those quarters was $.46 million and $(5.7) million, respectively. PBT is defined in the merger agreement in specific terms and excludes certain items otherwise included in PBT calculated under GAAP. IKOS' historical PBT may have differed materially if calculated for the same periods consistent with the terms of the merger agreement due to the merger agreement's exclusion of certain extraordinary gains or revenue, litigation expenses and transaction expenses, as defined under the merger agreement, and limitations on any net reduction or reversal in balance sheet reserves.

   If IKOS achieves targeted plan revenues of approximately $67 million, and has a positive change in backlog of $3 million as measured under the merger agreement, the purchase price per IKOS share under the merger agreement would be $12.11 per IKOS share. However, in order for IKOS to achieve plan revenues of approximately $67 million for the measurement period, IKOS must experience approximately 30% sequential growth in revenues in each of the last two quarters of the measurement period (the quarters ending March 30, 2002 and June 29, 2002). In order for IKOS to achieve such growth rates, there must be an economic recovery affecting IKOS customers early in calendar 2002.

   The IKOS board believes there continue to be significant risks associated with the achievement of management's revenue plan and in particular recognizes that there may not be an economic recovery affecting capital equipment suppliers in early 2002. For a complete discussion of the IKOS board's review of the possible consideration to be paid in the merger, see "The Merger and Related Transactions--IKOS Board's Review of Possible Merger Consideration" beginning on page 75. In addition to risks related to the economic downturn, which may result in continuing deferral of customer purchasing decisions, IKOS expects that sales to a limited number of customers will continue to account for a high percentage of revenues in each quarter. Further, IKOS has historically had a pattern of concentrated shipments in the last weeks of each quarter. The timing of shipments of one or more large orders can have a significant impact on revenues for that quarter. All of these factors increase the unpredictability of IKOS financial results during the measurement period. The consideration to be paid to IKOS stockholders under the merger agreement is tied to IKOS' performance under IKOS management's revenue plan, with its associated risks.

   Based on currently available information, IKOS expects that the purchase price per IKOS share will be within the lower portion of the range of possible merger consideration and will not likely be greater than $12. Nevertheless, in view of the uncertainty arising from the difficult economic conditions facing capital equipment vendors and the factors increasing the lack of predictability for IKOS' financial results in any period, IKOS is not able to predict its financial performance for the measurement period with certainty and cannot assure you that it will satisfy the financial performance conditions to closing. See the section entitled "The Merger Agreement and Related Agreements--Other Provisions of the Merger Agreement--Conditions to the Merger" for a more detailed description of this closing condition.

After stockholder approval is received for the merger, IKOS may only be entitled to consider third party offers to acquire IKOS which are less than $6 per share or higher than $24.70 per share, unless and until a termination of the merger agreement.

   In the event that IKOS determines that it will be unable to meet the financial performance conditions to the merger, IKOS does not have a right to unilaterally terminate the merger agreement for that reason. Furthermore, after stockholder approval is received for the merger, IKOS cannot consider any offer from a third party to acquire IKOS with consideration greater than $6 and less than $24.70 per share, and may only consider an offer for less than $6 after stockholder approval is obtained for the merger and after March 31, 2002, and then only if the IKOS board in good faith determines that IKOS will not meet the financial performance conditions. It is possible that, even if the IKOS board determines that the financial performance conditions will not be met, a third party might be interested in acquiring IKOS for more than $6 per share in the period between March 31, 2002 and October 2002. Nonetheless, if IKOS stockholders approve the adoption of the merger agreement, IKOS will be prohibited from considering such a transaction (if presented) unless and until the merger agreement is terminated, even though Synopsys will have no obligation to complete the merger if the financial performance or employee retention conditions are not met, and the merger agreement cannot be terminated prior to September 2002, or in some cases October 2002, without Synopsys' consent.

IKOS may not be able to satisfy the employee retention condition to Synopsys' obligation to close the merger.

   Under the merger agreement, Synopsys is not required to complete the merger if IKOS does not satisfy specified employee retention conditions, including the retention of the Chief Operating Officer of IKOS, or a replacement employee with equivalent skills in the reasonable judgment of Synopsys, and specified percentages of the following four categories of employees: technical, key, core and non-core. The Chief Operating Officer of IKOS has executed an employment agreement with Synopsys, effective upon the closing of the merger. In the technical personnel category, 7 of a group of 9 technical personnel must be employed by IKOS as of the closing date. At this time, 1 of those 9 employees is no longer employed by IKOS, and therefore 7 of the remaining 8 must be employed by IKOS at closing in order to meet this condition. In the key, core and non-core categories, a substantial majority of these employees are required to accept employment with Synopsys, although under certain circumstances, a limited number of these employees may be replaced by IKOS to meet this condition. The percentages of employees required to accept employment with Synopsys at the closing of the merger constitute, in the aggregate, a substantial majority of IKOS' total headcount as of July 2, 2001.

   Many of the employees required to accept employment with Synopsys at the closing of the merger are skilled technical employees. IKOS competes in a highly technical industry where its employees are in high demand, particularly in Silicon Valley where IKOS' headquarters are located. Current and prospective employees of IKOS may experience uncertainty about their future prior to the closing of the merger as employees of the combined company particularly in light of the pending tender offer commenced by Mentor. This uncertainty may adversely affect IKOS' ability to retain its employees or attract qualified replacements. Although a bonus plan exists to assist in retaining employees, IKOS cannot assure you that the Chief Operating Officer, 7 out of the 8 technical personnel and the specified percentages of other employees will remain until the merger is completed. If IKOS fails to satisfy the employee retention conditions, the merger may not close. You should carefully review the section entitled "The Merger Agreement and Related Agreements--Other Provisions of the Merger Agreement--Conditions to the Merger" for a more detailed description of this closing condition.

Events occurring in the period between execution of the merger agreement and the expected closing date could harm IKOS' business and impair IKOS' ability to meet the financial and employee retention conditions to the merger.

   The merger is not anticipated to close until August 2002. This extended period between signing and closing could harm IKOS' business. For example, customers and suppliers have deferred or canceled purchases due to the economic climate and may continue to defer or cancel pending purchases, delay purchasing decisions, or decline to make future purchases from IKOS. The pre-closing period could also harm IKOS' ability to attract, retain and motivate key technical, management and sales personnel, particularly in light of the pending tender offer commenced by Mentor. During the pre-closing period, IKOS and Synopsys will not be able to integrate their operations, thus deferring the benefits from the combination of the two companies until at least August 2002. In addition, the merger agreement contains customary interim covenants that restrict IKOS' ability to take specified actions during the pre-closing period without Synopsys' consent. Since the signing of the merger agreement, economic conditions have deteriorated significantly; these economic conditions or other unforeseen events may require IKOS at some time during the pre-closing period to take actions outside the ordinary course of its business to preserve or promote its business not anticipated at the date of signing of the merger agreement and which would require the consent of Synopsys. IKOS cannot assure you that Synopsys would give its consent to any such proposed actions. If any of these events occur, they could harm IKOS' ability to meet the closing conditions contained in the merger agreement, including conditions relating to IKOS' financial performance and the retention of IKOS employees. If these closing conditions are not met, Synopsys will not be required to complete the merger. See the section entitled "The Merger Agreement and Related Agreements-- Other Provisions of the Merger Agreement--Conditions to the Merger."

Uncertainty regarding the outcome of Mentor Graphics Corporation's tender offer and the outcome of litigation filed in connection with Mentor's tender offer and the merger may affect IKOS' stock price and future business and operations.

   On December 7, 2001, Mentor commenced an unsolicited tender offer to acquire all of IKOS' outstanding shares, subject to certain conditions. The resulting uncertainty as to the outcome of the tender offer may distract management from attention to execution of its revenue plan and could have an adverse effect on employee retention and on supplier and customer relationships. These effects in turn could adversely impact IKOS' ability to satisfy the financial performance and employee retention conditions in the merger agreement. There is also a risk that pending lawsuits filed by Mentor and alleged stockholders of IKOS against IKOS and Synopsys could prevent or delay the merger and further distract management from the execution of its revenue plan. See "Litigation Relating to the Merger" beginning on page 105.

There is a risk of litigation relating to the Quickturn non-competition agreement that could prevent or delay the merger or reduce the value of Synopsys stock after the merger.

   On June 14, 1997, Synopsys sold its emulation technology to Quickturn Design Systems, Inc. and entered into an agreement not to engage, directly or indirectly, in the integrated circuit emulation business before June 14, 2002. In 1999, Quickturn became a subsidiary of Cadence Design Systems, Inc., a competitor of Synopsys. While Synopsys and IKOS believe the merger, as structured, fully complies with all aspects of the non-competition agreement, the non-competition agreement will not expire until after IKOS stockholders vote regarding the merger, and we cannot assure you that Quickturn and/or Cadence will not institute litigation against Synopsys and/or IKOS under the non-competition agreement. If filed, a lawsuit under the non-competition agreement could include claims that execution of the merger agreement and/or the specific conduct by Synopsys or IKOS prior to closing constitute participation by Synopsys in the integrated circuit emulation business. While Synopsys and IKOS believe that such claims would be entirely without merit, the assertion of such claims could result in costly and time-consuming litigation and diversion of management attention. If a court were to find a violation of the non-competition agreement, it could award damages or an injunction against the merger agreement or against specific conduct prior to consummation of the merger, either of which could reduce the value of Synopsys stock after the merger, or some combination of those remedies, and could delay or prevent completion of the merger.

Synopsys and IKOS may not be successful in integrating their companies and benefits of the merger may not be realized.

   Synopsys and IKOS entered into the merger agreement with the expectation that the merger will result in benefits to the combined company, including a more integrated verification solution for its customers. However, the expected benefits may not be fully realized. Achieving the benefits of the merger will depend in part on the successful and timely integration of the products, technology, operations and personnel of the two companies following the closing of the merger. These integration efforts, particularly integrating Synopsys' software verification products and IKOS' hardware-based products may be difficult and time consuming, especially considering the highly technical and complex nature of each company's products and the duration of the pre-closing period. Failure to achieve a successful and timely integration of IKOS and Synopsys and their respective products and businesses could result in the loss of existing or potential customers of Synopsys and could have a material and adverse effect on Synopsys' business, financial condition and results of operations and on the price of Synopsys common stock. Integration efforts between the two companies will also divert significant management attention and resources. This diversion of attention could have an adverse effect on Synopsys during such transition period.

IKOS directors and officers have interests that may influence them to support or approve the merger.

   The directors and officers of IKOS participate in arrangements and have continuing indemnification against liabilities that provide them with interests in the merger that are different from, or are in addition to, yours, including the following:

  . As of January 29, 2002, directors and executive officers of IKOS and affiliates held 5.62% of the outstanding shares of IKOS common stock entitled to vote. All of the directors and executive officers of IKOS have signed voting agreements agreeing to vote in favor of merger and against any competing offer, with certain exceptions.

  . As of January 29, 2002, directors and executive officers of IKOS held stock options, both vested and unvested, to purchase an aggregate of 1,277,073 shares of IKOS common stock. If the merger is completed, approximately 12.4% of that total, consisting of the options to purchase approximately 158,480 shares held by non-employee directors of IKOS, will accelerate and become fully vested and exercisable immediately pursuant to terms of existing stock option agreements.

  . Under the merger agreement, certain officers of IKOS have signed or are expected to sign employment agreements or amendments to their existing severance agreements with IKOS. As a result of these agreements and amendments, in the event that these officers are terminated without cause or resign from the combined company for good reason, they will be entitled to certain benefits, including severance payments and accelerated vesting of their stock options. Officers of IKOS will also be eligible to participate in a bonus plan. See the sections entitled "The Merger Agreement and Related Agreements--Other Provisions of the Merger Agreement--Employment and Severance Agreements" and "The Merger Agreement and Related Agreements--Other Provisions of the Merger Agreement--Bonus Plan."

  . The merger agreement provides that for a period of six years after the completion of the merger, the surviving corporation will maintain, for the benefit of the directors and officers of IKOS at the time of completion of the merger with respect to their acts and omissions in their capacities as directors and officers of IKOS occurring prior to completion of the merger, directors' and officers' liability insurance on terms comparable to those maintained by IKOS as of the date of the merger agreement. See the section entitled "The Merger Agreement and Related Agreements--Indemnification Matters--Directors and Officers and Liability Insurance."

   IKOS stockholders should consider whether the interests set forth above may have influenced the directors and officers benefiting from these provisions to support or recommend the merger.

We may be unable to obtain the required regulatory approvals for completing the merger and the merger may not close.

   The merger is subject to Taiwanese antitrust laws, which require us to make a filing with Taiwanese antitrust authorities. The Taiwanese regulators may require Synopsys, IKOS or the combined company to agree to operating restrictions, before or after receipt of IKOS stockholder approval. If Synopsys and IKOS decline to agree to such restrictions, the merger might not be approved by the Taiwanese authorities. If Synopsys or IKOS do agree to such restrictions, neither party plans to seek stockholder approval of any terms and conditions necessary to resolve any regulatory objections to the merger. If any agreements regarding operating restrictions are required under applicable law or by governmental authorities, under the terms of the merger agreement neither Synopsys nor IKOS is obligated to agree to the divestiture of any businesses, product lines or assets. In addition, even if regulatory approvals are obtained, any United States federal, state or foreign governmental entity or any private person may challenge the merger at any time before or after its completion.

The merger may fail to qualify as a reorganization, resulting in your recognition of taxable gain or loss in respect of your IKOS shares.

   Synopsys and IKOS intend the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Although the Internal Revenue Service, or IRS, has not provided a ruling on the matter, each of Synopsys and IKOS will obtain a legal opinion from their respective tax counsel that the merger will constitute a reorganization for federal income tax purposes. These opinions do not bind the IRS or prevent the IRS from adopting a contrary position. If the merger fails to qualify as a reorganization you generally would recognize gain or loss on each share of IKOS common stock surrendered in an amount equal to the difference between your adjusted tax basis in that share and the sum of the amount of cash, if any, and the fair market value of the Synopsys common stock received in exchange for that share upon completion of the merger.

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                           Risks Related to Synopsys

   Under this section entitled "Risks Related to Synopsys," use of the terms "we," "us" and "our" refers to Synopsys, Inc. and its subsidiaries at the date of this proxy statement/prospectus.

Weakness in the semiconductor and electronics businesses may negatively impact Synopsys' business.

   Synopsys' business depends on the semiconductor and electronics businesses, which in 2001 experienced their sharpest decline in orders and revenue in over 20 years. Purchases of our products are largely dependent upon the commencement of new design projects by semiconductor manufacturers and their customers, the number of design engineers and the increasing complexity of designs.

   During 2001 many semi-conductor and electronic companies cancelled or deferred design projects and reduced their design engineering staffs, which respectively impacted our orders and revenues and particularly our professional services business. Demand for our products and services may also be affected by mergers in the semiconductor and systems industries, which may reduce the aggregate level of purchases of our products and services by the combined company. Continuation or worsening of the current conditions in the semiconductor industry, and continued consolidation among our customers, all could have a material adverse effect on our business, financial condition and results of operations.

Synopsys' revenue and earnings may fluctuate.

   Many factors affect our revenue and earnings, which makes it difficult to achieve predictable revenue and earnings growth. Among these factors are customer product and service demand, product license terms, and the timing of revenue recognition on products and services sold. The following specific factors could affect our revenue and earnings in a particular quarter or over several quarterly or annual periods:

  . Our products are complex, and before buying them customers spend a great deal of time reviewing and testing them. Our customers' evaluation and purchase cycles do not necessarily match our quarterly periods. In the past, we have received a disproportionate volume of orders in the last week of a quarter. In addition, a large proportion of our business is attributable to our largest customers. As a result, if any order, and especially a large order, is delayed beyond the end of a fiscal period, our orders for that period could be below our plan and our revenue could be below any targets we may have published.

  . Accounting rules determine when revenue is recognized on our orders, and therefore impact how much revenue we will report in any given fiscal period. The authoritative literature under which Synopsys recognizes revenue has been, and is expected to continue to be, the subject of much interpretative guidance. In general, after the adoption of TSLs in the fourth quarter of fiscal 2000, most orders for our products and services yield revenue over multiple quarters or years or upon completion of performance rather than at the time the product is shipped. For any given order, however, the specific terms agreed to with a customer may have the effect of requiring deferral or acceleration of revenue in whole or in part. Therefore, for any given fiscal period it is possible for us to fall short in our revenue and/or earnings plan even while orders and backlog remain on plan or, conversely, to meet or exceed our revenue and/or earnings plan because of backlog and deferred revenue and the mix of orders during authorization period, while aggregate orders are under plan.

  . Our revenue and earnings targets are based, in part, upon an assumption that we will achieve a license mix of perpetual licenses (on which revenue is generally recognized in the quarter shipped) and TSLs on which revenue is recognized over the term of license that includes 15% to 25% perpetual licenses. If we are unable to achieve a mix in this range our ability to achieve short-term or long-term revenue and/or earnings targets may be impaired.

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

Synopsys may not be able to successfully compete in the EDA industry, which would have a material adverse effect on Synopsys' results of operations.

   The EDA industry is highly competitive. We compete against other EDA vendors, and with customers' internally developed design tools and internal design capabilities for a share of the overall EDA budgets of our potential customers. In general, competition is based on product quality and features, post-sale support, price and, as discussed below, the ability to offer a complete design flow. Our competitors include companies that offer a broad range of products and services, such as Cadence Design Systems, Inc., Avant! and Mentor Graphics Corporation, as well as companies, including numerous recently-public and start-up companies, that offer products focused on a discrete phase of the integrated circuit design process. In certain situations, Synopsys' competitors have been offering aggressive discounts on certain of their products, in particular simulation and synthesis products. As a result, average prices for these products may fall.

Technology advances and customer requirements continue to fuel a change in the nature of competition among EDA vendors, which could hurt Synopsys' ability to compete.

   Increasingly, EDA companies compete on the basis of "design flows" involving integrated logic and physical design products (referred to as "physical synthesis" products) rather than on the basis of individual "point" tools performing a discrete phase of the design process. The need to offer physical synthesis products will become increasingly important as ICs grow more complex. Our physical synthesis products compete principally with products from Cadence and Magma Design Automation, both of which include more complete physical design capabilities. We are working on completing our design flow. In June we announced two physical design products, and in December 2001 we announced the Avant! merger. However, there can be no guarantee that we will be able to offer a competitive complete design flow to customers as a result of these efforts or the proposed Avant! merger. If we are unsuccessful in developing a complete design flow on a timely basis, if the Avant! merger is not completed or if we are unsuccessful in convincing customers to adopt our integrated design flow, our competitive position could be significantly weakened.

Synopsys' revenue growth depends on new and non-synthesis products, which may not be accepted in the marketplace.

   Historically, much of our growth has been attributable to the strength of our logic synthesis products. Our DC Family of products accounted for 32% of revenue in fiscal 2001. We believe that orders and revenue for our flagship logic synthesis product, Design Compiler, and the DC Family have peaked. Over the long term, we expect the contribution from the DC Family to decline as our customers transition from DC Family products to Physical Synthesis products. In order to meet our revenue plan, aggregate revenues products other than the DC family and from professional services must grow faster than our overall revenue growth target. If such revenue growth fails to meet our goals, it will be difficult for us to meet our overall revenue or earnings targets.

   In order to sustain revenue growth over the long term, we will have to enhance our existing products and introduce new products that are accepted by a broad range of customers and to continue the growth in our consulting services business. Product success is difficult to predict. The introduction of new products and growth of a market for such products cannot be assured. In the past we, like all companies, have introduced new products that have failed to meet our revenue expectations. Expanding revenue from consulting services may be difficult in the current economic environment. It will require us to continue to develop effective management controls on bidding and executing on consulting engagements. Increasing consulting orders and revenue while maintaining an adequate level of profit can be difficult. There can be no assurance that we will be successful in expanding revenue from existing or new products at the desired rate or in expanding our services business, and the failure to do so would have a material adverse effect on our business, financial condition and results of operations.

Businesses that Synopsys has acquired or that Synopsys may acquire in the future, including IKOS and Avant!, may not perform as projected.

   We have acquired or merged with a number of companies in recent years, and as part of our efforts to increase revenue and expand our product and services offerings we may acquire additional companies. For

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

example, in July 2001, Synopsys announced the IKOS merger and in December 2001, Synopsys announced the Avant! merger. In addition to direct costs, acquisitions pose a number of risks, including potential dilution of earnings per share, problems in integrating the acquired products and employees into our business, the failure to realize expected synergies or cost savings, the failure of acquired products to achieve projected sales, the drain on management time for acquisition-related activities, adverse effects on customer buying patterns and assumption of unknown liabilities. While we attempt to review proposed acquisitions carefully and negotiate terms that are favorable to us, there is no assurance that any acquisition will have a positive effect on our performance.

Stagnation of international economies would adversely affect our performance.

   During fiscal 2001, 37% of our revenue was derived from outside North America, as compared to 42% during fiscal 2000. International sales are vulnerable to regional or worldwide economic or political conditions and to changes in foreign currency exchange rates. Economic conditions in Europe, Japan and the rest of Asia have deteriorated in recent quarters, and the longer this weakness persists the more likely it is to have a negative impact on our business. In particular, a number of our largest European customers are in the telecommunications equipment business, which has weakened considerably this year. The Japanese economy has been stagnant for several years, and may now be entering a recession. If the Japanese economy remains weak, revenue and orders from Japan, and perhaps the rest of Asia, could be adversely affected. In addition, the yen-dollar and euro-dollar exchange rates remain subject to unpredictable fluctuations. Weakness of the yen could adversely affect revenue and orders from Japan during future quarters. Asian countries other than Japan also have experienced economic and currency problems in recent years, and in most cases they have not fully recovered. If such conditions persist or worsen, orders and revenues from the Asia Pacific region would be adversely affected.

A failure to recruit and retain key employees would have a material adverse effect on our ability to compete.

   Our success is dependent on technical and other contributions of key employees. We participate in a dynamic industry, and our headquarters is in Silicon Valley, where, despite recent economic conditions, skilled technical, sales and management employees are in high demand. There are a limited number of qualified EDA and IC design engineers, and the competition for such individuals is intense. Despite economic conditions, start-up activity in EDA remains significant, and a number of EDA companies have gone public in the past year. Experience at Synopsys is highly valued in the EDA industry and the general electronics industry, and our employees are recruited aggressively by our competitors and by start-up companies in many industries. In the past, we have experienced, and may continue to experience, significant employee turnover. There can be no assurance that we can continue to recruit and retain the technical and managerial personnel we need to run our business. Failure to do so could have a material adverse effect on our business, financial condition and results of operations.

A failure to protect our proprietary technology would have a material adverse effect on Synopsys' financial condition and results of operations.

   Our success is dependent, in part, upon our proprietary technology and other intellectual property rights. We rely on agreements with customers, employees and others, and intellectual property laws, to protect our proprietary technology. There can be no assurance that these agreements will not be breached, that we would have adequate remedies for any breach or that our trade secrets will not otherwise become known or be independently developed by competitors. Moreover, effective intellectual property protection may be unavailable or limited in certain foreign countries. Failure to obtain or maintain appropriate patent, copyright or trade secret protection, for any reason, could have a material adverse effect on our business, financial condition and results of operations. In addition, there can be no assurance that infringement claims will not be asserted against us and any such claims could require us to enter into royalty arrangements or result in costly and time-consuming litigation or could subject us to damages or injunctions restricting our sale of products or could require us to redesign products.

Our operating expenses do not fluctuate proportionately with fluctuations in revenues, which could materially adversely affect our results of operations in the event of a shortfall in revenue.

   Our operating expenses are based in part on our expectations of future revenue, and expense levels are generally committed in advance of revenue. Since only a small portion of our expenses varies with revenue, a shortfall in revenue translates directly into a reduction in net income. For the first quarter of fiscal 2002, our target for total expenses is $162 to $166 million. If we are unsuccessful in generating anticipated revenue or maintaining expenses within this range, however, our business, financial condition and results of operations could be materially adversely affected.

Synopsys has adopted anti-takeover provisions, which may have the effect of delaying or preventing changes of control or management.

   We have adopted a number of provisions that could have anti-takeover effects. Our board of directors has adopted a Preferred Shares Rights Plan, commonly referred to as a "poison pill." In addition, our board of directors has the authority, without further action by its stockholders, to issue additional shares of Common Stock and to fix the rights and preferences of, and to issue authorized but undesignated shares of Preferred Stock. These and other provisions of Synopsys' Restated Certificate of Incorporation and Bylaws and the Delaware General Corporation Law may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of Synopsys, including transactions in which the stockholders of Synopsys might otherwise receive a premium for their shares over then current market prices.

Synopsys is subject to changes in financial accounting standards, which may affect our reported revenue, or the way we conduct business.

   We prepare our financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP). GAAP are subject to interpretation by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants (AICPA), the SEC and various bodies appointed by these organizations to interpret existing rules and create new accounting policies. In particular, a task force of the Accounting Standards Executive Committee, a subgroup of the AICPA, meets on a quarterly basis to review various issues arising under the existing software revenue recognition rules, and interpretations of these rules. Additional interpretations issued by the task force may have an adverse effect on how we report revenue or on the way we conduct our business in the future.

Synopsys is subject to a number of special risks as a result of its planned acquisition of Avant!

   As a result of entering into an agreement to acquire Avant!, Synopsys is subject to additional risks and uncertainties, including the following:

  . Synopsys May Fail To Integrate Successfully Synopsys' and Avant!'s Operations. As a Result, Synopsys and Avant! May Not Achieve the Anticipated Benefits of the Avant! Merger. Synopsys and Avant! expect that the Avant! merger will result in benefits to Synopsys and Avant!, including the offering of a complete and, over time, integrated set of software products for the design and verification of complex integrated circuits to its customers. However, the expected benefits may not be fully realized. Achieving the benefits of the Avant! merger will depend on many factors, including the successful and timely integration of the products, technology and sales operations of the two companies following the completion of the Avant! merger. These integration efforts may be difficult and time consuming, especially considering the highly technical and complex nature of each company's products. Failure to achieve a successful and timely integration of their respective products and sales operations could result in the loss of existing or potential customers of Synopsys and Avant! and could have a material adverse effect on the business, financial condition and results of operations of Synopsys and its subsidiaries, including Avant!, and on the price of Synopsys common shares. Integration efforts between the two companies will also divert significant management attention and resources. This diversion of attention and resources could have an adverse effect on Synopsys during such transition period.

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

  . Avant! Has Been Required To Pay Substantial Amounts in the Recent Resolution of Criminal Litigation, and Might Be Required To Pay Substantial Additional Amounts under Pending Lawsuits. Avant! and its subsidiaries are engaged in a number of material civil litigation matters, including a civil litigation matter brought by Cadence, which in this document we refer to as "the Avant!/Cadence litigation." The Avant!/Cadence litigation generally arises out of the same set of facts that were the subject of a criminal action brought against Avant! and several individuals by the District Attorney of Santa Clara County, California, which action we refer to as "the Santa Clara criminal action." Avant! and six of its current or former employees, including current Chairman Gerald C. Hsu, pled no contest to certain of the charges in the Santa Clara criminal action. As part of that plea, Avant! paid approximately $35.3 million in fines and $195.4 million in restitution. Cadence has not fully quantified the amount of damages it seeks in the Avant!/Cadence litigation. However, in the Santa Clara criminal action, Cadence claimed losses of $683.3 million. Ultimately, the court in the Santa Clara criminal action required Avant! to pay Cadence restitution in the amount of $195.4 million. Avant! believes it has defenses to all of Cadence's claims in the Avant!/Cadence litigation and intends to defend itself vigorously. Should Cadence ultimately succeed in the prosecution of its claims, however, Avant! could be required to pay substantial monetary damages to Cadence. Some or all of these damages may be offset by the $195.4 million restitution paid to Cadence in the Santa Clara criminal action.

    Injunctions entered in 1997 and 1998 enjoined Avant! from marketing its early place and route products, ArcCell and Aquarius, based on a judicial determination that they incorporated portions of Cadence's Design Framework II source code, which in this document we refer to as "DFII." The injunctions also prohibit Avant! from possessing, using, selling or licensing any product or work copied or derived from DFII and directly or indirectly marketing, selling leasing, licensing, copying or transferring any of the ArcCell or Aquarius products. Avant! ceased marketing, selling, leasing, licensing or supporting all of the ArcCell or Aquarius products in 1996 and 1999, respectively. The DFII code is not incorporated in any current Avant! product. Although Cadence has not made a claim in the Avant!/Cadence litigation against any current Avant! product, including its Apollo and Astro place and route products, and has not introduced any evidence that any such product infringes Cadence's intellectual property rights, Cadence has publicly implied that it intends to assert such claims. Avant! believes it would have defenses to any such claims, and Avant! would defend itself vigorously. Nonetheless, should Cadence be successful at proving that any past or then-current Avant! product incorporated intellectual property misappropriated from Cadence, Avant! could be permanently enjoined from further use of such intellectual property, which might require modification to existing products and/or suspension of the sale of such products until such Cadence intellectual property was removed.

  . The Insurer Under the Litigation Protection Insurance relating to the Avant!/Cadence Litigation May Be Prevented from Paying for Certain Losses on the Grounds that such Payment Violates Public Policy. Synopsys has agreed to enter into a policy with an insurance company rated AAA by Standard & Poors. Under the policy, insurance will be provided to pay Synopsys an amount equaling amounts paid in a settlement or final adjudication of the Avant!/Cadence litigation, including compensatory, exemplary and punitive damages, penalties, fines, attorneys' fees and certain indemnification costs arising out of the Avant!/Cadence litigation (covered loss). The policy does not provide coverage for litigation other than the Avant!/Cadence litigation. In exchange for a binding fee of $10 million paid by Synopsys, the insurer has issued a legally binding commitment to provide the coverage, effective following the closing of the Avant! merger. Such fee is refundable in part to Synopsys in the event the Avant! merger is not completed. Otherwise, the fee will be credited against the premium to make the insurance effective, which must be paid by Synopsys to the insurer on or about the closing of the Avant! merger. In return for a premium of $335 million, including the $10 million binding fee, the insurer will be obligated to pay covered loss up to a limit of liability equaling (a) $500 million plus (b) interest accruing at the fixed rate of 2%, compounded semi-annually, on $250 million, less previous losses. The policy will expire upon a final judgment or settlement of the Avant!/Cadence

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

     litigation or any earlier date upon Synopsys' election. Upon such expiration, Synopsys will be entitled to a payment equal to $250 million plus interest calculated as set forth above less any loss paid under the policy.

     In some jurisdictions, it may be against public policy to provide insurance for willful acts, punitive damages or similar claims. This could potentially affect the validity of certain elements of the litigation protection policy. The legal agreement governing the litigation protection policy will expressly provide that the agreement will be governed by the laws of the State of Delaware and that any disputes arising out of or relating to the agreement will be resolved by the laws of the State of Delaware. Synopsys believes that a Delaware court would enforce both of these provisions, and moreover would enforce the arrangement under Delaware law, including to the extent it provides for insurance for Avant!'s willful acts and punitive damages. Nonetheless, there can be no assurance in this regard. In addition, a court in a state other than Delaware could assert jurisdiction over the enforceability of this agreement and rule pursuant to the law of a state other than Delaware that the litigation protection insurance is not enforceable in whole or in part on grounds of public policy. To the extent the insurer is prevented from paying certain losses on grounds of public policy that would otherwise be covered by the insurance, Avant! will be required to pay that portion of the losses and the insurer may be obligated to refund a portion of the premium to Synopsys.

  . Whether or Not the Avant! Merger is Completed, the Announcement of the Proposed Avant! Merger May Cause Disruptions in the Business of Synopsys, Which Could Have Material Adverse Effects on the Business and Operations of Synopsys. Whether or not the proposed Avant! merger is completed, Synopsys' customers, in response to the announcement of the proposed Avant! merger, may delay or defer decisions, which could have a material adverse effect on the business of Synopsys. Similarly, current and prospective Synopsys employees may experience uncertainty about their future roles with Synopsys. This may adversely affect Synopsys' ability to attract and retain key management, sales, marketing and technical personnel. The extent of this adverse effect could depend on the length of time prior to completion of the proposed Avant! merger or termination of the merger agreement between Synopsys and Avant!.

  . Failure to Complete the Avant! Merger Could Negatively Impact Synopsys Stock Price, Future Business and Operations. If the Avant! merger is not completed for any reason, Synopsys may be subject to a number of material risks, including the following: Synopsys may face difficulties in attracting strategic customers and partners who were expecting to use the integrated product suite proposed to be offered by the merged company, to assist in the development of new products by the separate companies; and certain costs relating to the proposed Avant! merger, such as legal, accounting, financial advisor and printing fees, must be paid even if the proposed Avant! merger is not completed.

  . Following the Merger, Synopsys Will Not Have Control Over the Avant!/Cadence Litigation or the Authority to Settle the Avant!/Cadence Litigation except in Limited Circumstances. Under the terms of the litigation protection insurance obtained by Synopsys to protect itself with respect to the Avant!/Cadence litigation described above, which will become effective immediately following the merger, the insurer will have the right to exercise full control over the defense of the Avant!/Cadence litigation, including both the strategy and tactics to be employed. Further, the insurer will have the right to exclusively control the negotiation, discussion and terms of any proposed settlement, except that Synopsys will retain the right to settle the Avant!/Cadence litigation, with the consent of the insurer, for up to $250 million plus accrued interest less certain costs, and Synopsys and the defendants in the Avant!/Cadence litigation each will retain the right to consent or reasonably withhold consent to any settlement terms proposed by the insurer which are non-monetary and can be satisfied only by future performance or non-performance by Synopsys or such defendants, as the case may be. Therefore, following the merger, Synopsys will have a severely limited ability to control any risks associated with, and the timing related to, any liabilities resulting from the Avant!/Cadence litigation.


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                             Risks Related to IKOS

   The following are risks relating to IKOS as a separate entity, both during the pre-closing period and in the event that the merger does not close for any reason, including the failure by IKOS stockholders to adopt the merger agreement or failure by IKOS to meet the financial performance conditions or employee retention condition.

Mentor's pending cash tender offer contains two conditions which cannot be satisfied by IKOS and numerous other conditions, which if not satisfied, would allow Mentor unilaterally to withdraw or reduce the consideration payable in its tender offer.

   The IKOS board has determined that the Mentor tender offer to acquire all outstanding shares of IKOS common stock at $11.00 per share would result in a transaction more favorable to IKOS stockholders from a financial point of view than the merger under the Synopsys merger agreement. However, the IKOS board has recommended that stockholders reject the pending tender offer and not tender their shares because the Mentor tender offer contains a condition which prohibits IKOS from paying Synopsys a $5.5 million termination fee if IKOS terminates the merger agreement with Synopsys in favor of the tender offer. IKOS is unable to avoid its contractual obligation to pay the termination fee due to Synopsys upon termination of the merger agreement by IKOS in favor of the Mentor tender offer. Accordingly the termination condition cannot be satisfied without action by Synopsys or the Delaware courts or other action outside IKOS' control and consequently Mentor has no obligation to complete its tender offer. The pending tender offer also contains numerous other conditions, including the conditions that there be no pending or threatened litigation by third parties, and that there be no decline in certain stock market indices in excess of 10% since December 7, 2001, and other conditions identified by the IKOS board as creating a high risk of nonconsummation of the Mentor tender offer. Indeed, the market decline condition can no longer be satisfied in light of the fact that as of the close of business on February 6, 2002, there had been a 10.3% decline in the Nasdaq National Market since December 7, 2001. If any of these conditions are not satisfied by IKOS or waived by Mentor, including the termination fee condition and market decline condition, neither of which can be satisfied by IKOS, IKOS cannot assure you that Mentor will not unilaterally withdraw or reduce the consideration payable in its tender offer if the merger agreement with Synopsys is terminated without IKOS having negotiated a merger agreement with Mentor.

If the Mentor tender offer is not absolutely and unconditionally withdrawn or abandoned prior to the IKOS stockholder vote on the merger and the IKOS stockholders do not approve the merger with Synopsys, IKOS will be obligated to pay Synopsys a termination fee if IKOS enters into a letter of intent or an acquisition agreement within 12 months of a termination of the merger agreement.

   IKOS cannot predict whether the Mentor tender offer will be withdrawn or abandoned. If the Synopsys merger agreement is terminated as a result of failure of the IKOS stockholders to approve the merger and the Mentor tender offer has not been absolutely and unconditionally withdrawn or abandoned prior to the IKOS stockholder vote, and IKOS enters into a letter of intent or a preliminary or definitive acquisition agreement with Mentor within 12 months of such termination, IKOS will be obligated to pay Synopsys a $5.5 million termination fee. If the Synopsys merger agreement is terminated as a result of failure of the IKOS stockholders to approve the merger and the Mentor tender offer has not been absolutely and unconditionally withdrawn or abandoned prior to the IKOS stockholder vote, and IKOS enters into a letter of intent or preliminary or definitive acquisition agreement with a party other than Mentor within 12 months of such termination, IKOS is obligated to pay Synopsys a $5.0 million termination fee.

Failure to complete the merger could adversely affect IKOS' stock price and future business and operations.

   If the merger is not completed for any reason, IKOS may be subject to a number of material risks, including the following:

  . IKOS' relationships with customers and suppliers may be adversely affected;

  .  the perception of IKOS as a viable independent company may be damaged;

  . the price of IKOS' common stock may decline to the extent that the current market price reflects a market assumption that the merger will be completed;

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  .  IKOS may be required to pay Synopsys a termination fee of up to
     $5,500,000 if the merger agreement is terminated under certain circumstances;

  .  the possibility that Synopsys might become a competitor of IKOS;

  . IKOS' costs related to the merger, such as legal, accounting and financial advisor fees, must be paid even if the merger is not completed; and

  . IKOS would face risks of operating as a stand-alone company or finding another merger partner or acquiror, with no assurance that IKOS would be successful as a stand-alone company or find another merger partner or acquiror or be able to complete an alternative merger or sale of the company on terms as favorable to IKOS and its stockholders as this merger.

IKOS' operating results have fluctuated widely in the past from period to period, making it difficult to rely on past quarters as indicators of future performance.

   IKOS' quarterly operating results have fluctuated widely in the past and IKOS expects them to continue to fluctuate in the future as a result of a variety of factors, including the following:

  . The timing of orders from customers, and the timing of shipments to customers, for IKOS' products varies. Many of IKOS' customers order on an as-needed basis and often delay issuance of firm purchase orders. As a result, quarterly revenue and operating results will depend on the volume and timing of orders that IKOS receives during the quarter, which are difficult to predict.

  . IKOS has a historical pattern of concentrated shipments in the last few weeks of the quarter. This pattern is exacerbated by the fact that IKOS recognizes product revenue when orders are delivered and the earnings process is complete, rather than ratably over a term. This means that a failure to deliver product in a quarter deprives such quarter of all of the revenue attributable to such order. Therefore the timing of an order, and whether it is shipped in one quarter or the next, can have a significant effect on the revenue recognized for such quarter. In addition, any concentration of sales at the end of the quarter may limit IKOS' ability to plan or adjust operating expenses and production and inventory levels. Consequently, if anticipated shipments in any quarter do not occur, expenditure levels could be disproportionately high, adversely affecting IKOS' operating results for that quarter.

  . IKOS must develop, introduce and ship new products on a timely basis. Any failure to meet expected customer ship dates results in deferred sales (such that IKOS recognizes revenue in a quarter later than expected) or the failure to make a sale to a particular customer altogether.

  . IKOS competes with other emulation vendors, potentially resulting in lost or deferred sales.

  . IKOS must obtain key components used in its products, including field programmable gate arrays, (FPGAs), at acceptable prices.

  . IKOS' success depends upon the health of the semiconductor industry and its impact on capital expenditures by customers who design semiconductors.

   For all of the reasons above, IKOS' quarterly operating results have in the past been and may in the future be different from the expectations of public market analysts and investors. Because IKOS' quarterly operating results fluctuate, IKOS believes that quarter-to-quarter comparisons of its operating results are not necessarily meaningful and investors should not rely on them as indicators of future performance.

A downturn in the electronics industry will have a negative impact on IKOS' business.

   IKOS depends on the semiconductor industry, which is historically volatile, for sales of its emulation products. The electronics industry is driven by the semiconductor industry, which is characterized by rapid technological change, short product life cycles, fluctuations in manufacturing capacity and pricing and margin pressures. These factors can adversely affect sales of IKOS' products. For example, IKOS believes that the electronics industry is currently in a downturn, which has tightened capital expenditure budgets of IKOS' customers and led to a deferral of purchasing decisions and a decrease in sales to such customers. In addition, since IKOS' products are used at the verification stage of new semiconductor designs, any decrease in design starts by semiconductor customers would result in lower demand for IKOS' products and could have an adverse effect on IKOS' results of operations.

IKOS depends on a limited number of customers for a significant part of its revenues, the loss of any of which could have a material adverse effect on IKOS' business, results of operation and financial condition.

   During fiscal 2001, 2000 and 1999, sales to IKOS' top ten customers accounted for approximately 63%, 66% and 60%, respectively, of IKOS' net revenues. IKOS expects that sales of its products to a limited number of customers will continue to account for a high percentage of net revenues for the foreseeable future. The loss of a major customer or any reduction in orders by such customers, including reductions due to market or competitive conditions in the electronics or EDA industries, would have an adverse effect on IKOS' results of operations.

The failure to continue to grow emulation product revenues would have a material adverse effect on IKOS' business, financial condition and results of operations.

   Over the past several years IKOS' sales of simulation products have decreased and its sales of emulation products have increased. As a result, any failure to continue to grow its emulation revenues would have a material adverse effect on IKOS' business, financial condition and results of operations. Increased emulation sales depend on a number of factors, including:

  .  continued increase in demand for complex integrated circuits;

  . IKOS' ability to effectively integrate its emulation products with other vendors' IC design tools;

  . the competitiveness of IKOS' emulation products against emulation products offered by IKOS' competitors, such as Cadence/Quickturn Design Systems, Inc. and IKOS' ability to win new customers for its emulation products; and

  . the capital expenditure budgets of IKOS' customers, which are influenced by the financial condition of such customers and the overall market for semiconductor products.

   Because the market for hardware verification products is evolving, IKOS cannot be certain that the market for its emulation solutions will continue to expand. Even if such market expands, IKOS cannot be certain that its products will achieve and maintain the market acceptance required to maintain revenue growth and profitability in the future.

IKOS' results of operations could be adversely impacted if IKOS does not continue to develop new products and enhance existing ones.

   Over the past several years, the market for emulation products has evolved substantially, requiring that IKOS develop new, higher gate count emulation products in a timely manner. While IKOS continues to develop new emulation products based on IKOS' understanding of customer requirements, there can be no assurance that IKOS' new products, which require a substantial amount of time and resources to develop, will meet customer requirements. In addition, any delays in releasing new products can impact customer acceptance and sales. For instance, IKOS encountered several product related issues with the introduction of its second-generation emulation product, which in turn resulted in delays in releasing such product to its customers and severely impacted financial results for the second half of fiscal 1998. Any failure to meet customer deadlines or requirements could have a material adverse effect on IKOS' results of operations. From time to time, IKOS may announce new products or technologies that have the potential to replace IKOS' existing product offerings or cause customers to defer purchases of existing IKOS products. For example, IKOS believes that introduction of its Vstation 15M emulator product has adversely affected sales of its Vstation 5M product. These deferrals of customer purchasing decisions could adversely affect IKOS' results of operations for any particular quarter. Finally, successfully releasing new emulation products will require IKOS' successful implementation of new manufacturing processes, effective sales, marketing and customer service efforts and identifying and resolving product performance or quality issues at an early stage. If IKOS encounters delays or difficulties in developing new products or enhancing existing ones, its business, financial condition and results of operations could be materially and adversely affected.

IKOS' dependence on foreign sales could adversely impact IKOS' business, results of operations and financial condition.

   IKOS' international sales, including export sales and foreign operation net revenues, accounted for approximately 26%, 34% and 37% of IKOS' net revenues in fiscal 2001, 2000 and 1999, respectively. While IKOS attempts to reduce the risk of fluctuation in exchange rates associated with international revenues by selling its products primarily denominated in U.S. dollars, conducting sales overseas entails numerous risks including regional or worldwide economic or political difficulties and changes in foreign currency exchange rates. For example, IKOS pays the expenses of its international operations in local currencies and has not engaged in hedging transactions with respect to such obligations. Any significant deterioration in foreign economies could have a material adverse effect on IKOS' sales in such countries. In addition, conducting business in international markets requires compliance with applicable laws and regulations, such as safety and telecommunication laws and regulations of foreign jurisdictions and import duties and quotas, as well as U.S. export control laws.

IKOS' failure to compete effectively would have a material adverse effect on its business, financial condition and results of operations.

   The EDA industry is constantly evolving and is characterized by extremely rapid technological change in both hardware and software development, frequent new product introductions, evolving industry standards and changing customer requirements.

   Many of these factors are outside of IKOS' control and there can be no assurance that IKOS will be able to compete effectively in the future. IKOS specifically targets its products at the emerging portion of the industry relating to complex designs. IKOS currently competes with traditional software verification methodologies, including product offerings sold by Quickturn Design Systems, a unit of Cadence Design Systems, Synopsys and Mentor Graphics. IKOS' main competition for the sale of emulation systems is Quickturn/Cadence and Mentor Graphics. IKOS expects competition in the market for verification tools to increase as other companies introduce new products and product enhancements. The risk of competition is exacerbated because of the long product lives and substantial expense of emulation products. In particular, if IKOS fails to make a sale to a customer, such customer is unlikely to seek a new emulation system for an extended period of time.

   Many of IKOS' competitors have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition and larger installed customer bases than IKOS. In addition, many of these competitors and potential competitors have established relationships with current and potential IKOS customers and offer a broader and more comprehensive product line. Moreover, IKOS competes with a number of smaller companies, including Axis Systems, which can quickly gain market share. Increased competition could result in price reductions, reduced margins and loss of market share, all of which could materially adversely affect IKOS' business, financial condition and results of operations.

Any failure to obtain sufficient quantities of crucial components will adversely impact IKOS' business, results of operations and financial condition.

   IKOS uses certain key components in its products that are presently available from sole or limited sources. For example, IKOS' purchases FPGA's and other components of its verification systems from only two suppliers. IKOS generally purchases these components, including semiconductor memories used in IKOS' verification hardware, pursuant to purchase orders placed from time to time in the ordinary course of business. IKOS has no supply arrangements with any of its suppliers that require the suppliers to provide components in guaranteed quantities or at set prices. Moreover, the manufacture of these components can be extremely complex. IKOS' reliance on the suppliers of these components exposes IKOS to production difficulties and quality variations these suppliers may experience. The inability to develop alternative sources for these sole or limited source components or to obtain sufficient quantities of these components could result in delays or reductions in product shipments which could adversely affect IKOS' operating results.

Any claim of intellectual property infringement against IKOS could have a material adverse effect on its business.

   From time to time IKOS has received, and may receive in the future, notice of claims of infringement of other parties' proprietary rights. Although IKOS does not believe that its products infringe the proprietary rights of any third parties, third parties could assert, and have asserted, infringement or invalidity claims (or claims for indemnification resulting from infringement claims) against IKOS. Moreover, there are numerous patents in the EDA industry and new patents are being issued at a rapid rate. As a result, IKOS is exposed to increased risk of involvement in costly and time consuming patent infringement litigation, either as plaintiff or defendant. Adverse determinations in litigation could result in one or more of the following materially adverse effects:

  .  IKOS could be forced to pay damages to a party claiming infringement;

  .  IKOS' could lose its proprietary rights;

  .  IKOS could become subject to significant liabilities;

  . an adverse judgment could require IKOS to seek licenses from third parties, and such licenses may not be available on terms acceptable to IKOS, if at all;

  .  an adverse judgement could prevent IKOS from licensing its technology;
     and

  . IKOS could be forced to redesign challenged technology, which could be time-consuming and costly.

   Infringement of intellectual property claims, regardless of merit, could consume valuable management time, result in costly litigation, or cause product shipment delays, all of which could seriously harm IKOS' business, operating results, and financial condition.

A judgment adverse to IKOS in its ongoing litigation with Axis Systems, Inc. could harm IKOS' business.

   On February 9, 2001, IKOS filed a patent infringement complaint against Axis Systems, Inc. (Axis) in the United States District Court in the District of Delaware that alleges infringement by Axis of four patents relating to IKOS' Virtual Wires technology. In August 2001, IKOS withdrew one of the patents originally included in the lawsuit to focus its efforts and to simplify the issues for trial. In September 2001, the case was transferred to the Northern District of California. Trial is currently set for November 2002. IKOS is seeking both injunctive relief and monetary damages. On March 22, 2001, Axis filed a patent infringement complaint against IKOS in the United States District Court for the Northern District of California alleging infringement by IKOS of Axis' patent titled a "Simulation/ Emulation System and Method," U.S. Patent No 6,009,256. Axis is seeking both injunctive relief and monetary damages. IKOS believes Axis' claims are without merit and intends to vigorously defend the action; however, such actions are currently in the discovery phase only and IKOS cannot assure you that it will prevail in either case. A failure to prevail in the case brought by Axis could result in IKOS being required to redesign certain parts of its products or pay damages, which could adversely affect future sales. In addition, such a failure to prevail would allow Axis to continue to compete against IKOS.

   Irrespective of the validity or the successful assertion of such claims, IKOS could incur significant costs and diversion of management efforts with respect to the defending the claims. Such efforts and costs could have a material adverse effect on IKOS' business, financial condition or results of operations. If any other claims or actions are asserted against IKOS, it may seek to obtain a license under a third party's intellectual property rights. IKOS cannot assure you, however, that under such circumstances, a license would be available under reasonable terms or at all.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the purchase price per IKOS share, the fulfillment of the conditions to the merger, Synopsys' and IKOS' individual businesses and financial condition and results of operations and the expected benefits of the merger. Examples of forward-looking statements include statements regarding Synopsys' or IKOS' future financial results, operating results, business strategies, projected costs, competitive position, and plans and objectives of management for future operations. Words like "may," "will," "should," "would," "predicts," "potential," "continue," "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and the negative of these terms or other comparable terminology are intended to identify forward-looking statements. Neither Synopsys nor IKOS is under any obligation (and each expressly disclaims any such obligation) to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise. These forward-looking statements are not guarantees of future performance and are inherently subject to risks and uncertainties, including those discussed in the Risk Factors, that could cause actual results and outcomes to differ materially from the results contemplated by the forward-looking statements. These and many other factors could affect the merger and the future financial and operating results of Synopsys or IKOS. In evaluating the merger, you should carefully consider the discussion of certain risks and uncertainties in the section entitled "Risk Factors" and in the documents incorporated by reference in this proxy statement/prospectus.

    UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS

   The following unaudited pro forma condensed combined consolidated financial statements give effect to the proposed merger between Synopsys, Inc. (Synopsys) and Avant! Corporation (Avant!) and Synopsys and IKOS Systems, Inc. (IKOS), using the purchase method of accounting for each of the business combinations.

Avant! Merger

   Upon completion of the Avant! merger, holders of Avant! common stock will be entitled to receive 0.371 of a share of Synopsys common stock (including the associated preferred stock rights) in exchange for each share of Avant! common stock (the "Avant! exchange ratio") owned at the time of completion of the Avant! merger. The Avant! exchange ratio will be proportionately adjusted for any stock split, stock dividend, reorganization or similar change in Avant! common stock or Synopsys common stock. Avant! stockholders will receive cash based on the market price of Synopsys common stock in lieu of any fractional shares to which they might otherwise be entitled.

   The actual number of shares of Synopsys common stock to be issued in the proposed Avant! merger and the dollar value at the effective time of the merger cannot be determined until the closing date of the Avant! merger. The unaudited pro forma condensed combined consolidated financial statements were prepared based on the number of outstanding Avant! common shares as of December 31, 2001.

IKOS Merger

   Upon completion of the IKOS merger, holders of IKOS common stock will be entitled to receive Synopsys common stock (including the associated preferred stock rights) with a value between $6 and $20 in exchange for each share of IKOS common stock owned at the time of completion of the IKOS merger. The exact amount per share will depend upon the financial performance of IKOS during the 12-month measurement period ending June 30, 2002 and will be calculated based on formulas contained in the IKOS merger agreement. The formulas contained in the IKOS merger agreement provide for proportionate increases in the purchase price per IKOS share as revenue, revenue plus change in backlog or profit
(loss) before tax (PBT) increase from one level to the next. The formulas are summarized below.

   Under the IKOS merger agreement, the number of shares of Synopsys common stock each holder of IKOS shares will receive in exchange for each share of IKOS common stock, will be equal to the purchase price per IKOS share divided by the average last sale price per share of Synopsys common stock for the ten full trading- day period ending on the fifth full trading day prior to the closing date of the IKOS merger. This ratio is referred to as the IKOS exchange ratio. The IKOS exchange ratio will be proportionately adjusted for any stock split, stock dividend, reorganization or similar change in IKOS common stock or Synopsys common stock. The IKOS exchange ratio is not affected by the issuance of stock in the Avant! merger. IKOS stockholders will receive cash based on the market price of Synopsys common stock in lieu of any fractional shares to which they might otherwise be entitled.

   The purchase price per IKOS share will be the lower of the purchase price per IKOS share determined by revenue plus change in backlog or the purchase price per IKOS share determined by PBT with one exception. If the purchase price per IKOS share determined by PBT is lower than the purchase price per IKOS share determined by revenue plus change in backlog but the same or higher than the purchase price per IKOS share determined by revenue without regard to change in backlog, the purchase price per IKOS share will be determined by revenue plus change in backlog. If the merger closes before June 30, 2002, holders of IKOS common stock on the closing date will receive Synopsys common stock with a value of $15 for each share of IKOS common stock, regardless of IKOS' financial performance up to the date of closing. Regardless of when the merger closes, the purchase price per IKOS share is subject to reduction if the number of outstanding IKOS shares and options immediately before the effective time of the IKOS merger exceeds an agreed-upon level. However, the purchase price per IKOS share will not be less than $6.

   The actual number of shares of Synopsys common stock to be issued in the proposed IKOS merger and the dollar value at the effective time of the IKOS merger cannot be determined until the date on which the number of Synopsys shares to be issued becomes fixed. The pro forma condensed combined consolidated financial statements have been presented assuming the IKOS exchange ratio based on a purchase price of $6 per IKOS share and the IKOS exchange ratio based on a purchase price of $12 per IKOS share. The IKOS exchange ratios were calculated using a denominator of $58.60, which is equal to Synopsys' average last sale price per share as reported on the Nasdaq National Market for the ten full trading-day period ending on January 9, 2002, and a numerator of $6 and $12, respectively. The purchase price per IKOS share was determined using the minimum purchase price per IKOS share under the IKOS merger agreement of $6 and IKOS' expectation that the purchase price per IKOS share will not likely be greater than $12. Financial information based on a $20 purchase price per IKOS share, which is the maximum purchase price per IKOS share under the IKOS merger agreement, has been disclosed in Note 2 "Purchase Price of $20 per IKOS share" of Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Statements on page 52. The actual number of shares of Synopsys common stock and options to be issued will be based on the exchange ratio as determined at the completion of the IKOS merger.

   There can be no assurance that Synopsys, Avant! and IKOS will not incur charges in excess of those included in the pro forma total consideration related to the mergers or that management will be successful in its effort to integrate the operations of the companies.

Unaudited Pro Forma Condensed Combined Consolidated Financial Statements

   The unaudited pro forma condensed combined consolidated balance sheet of Synopsys gives effect to the proposed mergers as if such mergers occurred on October 31, 2001 and combines the audited historical consolidated balance sheet of Synopsys as of October 31, 2001 with the unaudited historical consolidated balance sheet of Avant! as of September 30, 2001 and with the audited historical consolidated balance sheet of IKOS as of September 29, 2001.

   The unaudited pro forma condensed combined consolidated statements of operations of Synopsys gives effect to the proposed mergers as if such mergers had been consummated on November 1, 2000. The unaudited pro forma condensed combined consolidated statement of operations of Synopsys for the year ended October 31, 2001 combines the audited historical consolidated statement of operations of Synopsys for the year ended October 31, 2001 with the unaudited historical consolidated statement of operations of Avant! for the twelve months ended September 30, 2001 and with the audited historical consolidated statement of operations of IKOS for the year ended September 29, 2001. The unaudited historical consolidated statement of operations of Avant! for the twelve months ended September 30, 2001 was derived by combining Avant!'s unaudited historical consolidated statement of operations for the nine months ended September 30, 2001 with Avant!'s unaudited historical statement of operations for the three months ended December 31, 2000.

   The accompanying unaudited pro forma condensed combined consolidated financial statements are presented in accordance with Article 11 of the Securities and Exchange Commission Regulation S-X. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the proposed mergers had been consummated on November 1, 2000 or on October 31, 2001, respectively, nor is it necessarily indicative of future operating results or financial position. See Special Note Regarding Forward-Looking Statements on page 38. The pro forma adjustments are based upon information and assumptions available at the time of the filing of this proxy statement/prospectus. The pro forma financial statements should be read in conjunction with the accompanying notes thereto, with Synopsys' historical consolidated financial statements and related notes thereto, incorporated by reference into this proxy statement/prospectus, with Avant!'s historical consolidated financial statements and related notes thereto, incorporated by reference into this proxy statement/prospectus and with IKOS' historical consolidated financial statements and related notes thereto, incorporated by reference into this proxy statement/prospectus.

                                 SYNOPSYS, INC.

       UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED BALANCE SHEET

                                OCTOBER 31, 2001
   Assuming an Exchange Ratio Based on a Purchase Price of $6 per IKOS share
                                 (in thousands)

                                Historical                                        Historical
                            --------------------                 Synopsys/ Avant! ----------                 Total
                            Synopsys,    Avant!    Pro Forma        Pro Forma        IKOS,    Pro Forma    Pro Forma
                             Inc.(1)    Corp.(2)  Adjustments        Combined       Inc.(3)  Adjustments    Combined
                            ----------  --------  -----------    ---------------- ---------- -----------   ----------
 ASSETS
 Current assets:
 Cash and cash
  equivalents............   $  271,696  $ 56,738   $ (39,603) D     $  252,684     $ 10,613   $    --      $  263,297
                                                     (85,000) D
                                                      62,500  J
                                                     (13,647) I
 Short-term investments..      204,740     5,657    (210,397) D            --         4,977        --           4.977
 Restricted investments..          --     33,744         --             33,744          --         --          33,744
                            ----------  --------   ---------        ----------     --------   --------     ----------
 Total cash and short-
  term investments.......      476,436    96,139    (286,147)          286,428       15,590        --         302,018
 Accounts receivable,
  net....................      146,294    43,644         --            189,938        9,878        --         199,816
 Prepaid expenses,
  deferred taxes and
  other..................      168,652    44,349      50,000  A        276,648       11,241        --         287,889
                                                      13,647  I
                            ----------  --------   ---------        ----------     --------   --------     ----------
  Total current assets...      791,382   184,132    (222,500)          753,014       36,709        --         789,723
 Property and equipment,
  net....................      192,304    24,100        (536) A        213,865        7,632        --         221,497
                                                      (2,003) D
 Long-term investments...       61,699    89,106     (62,500)  J        88,305          --         --          88,305
 Long-term restricted
  asset..................          --        --      250,000  D        250,000                                250,000
 Intangible assets, net..       35,077    23,069     (23,069) C        796,848          715       (715) N     833,240
                                                     420,271  A                                 36,392  L
                                                     166,100  A
                                                      59,400  A
                                                      95,600  A
                                                      17,300  A
                                                       3,100  A
 Other assets............       48,445    70,762         --            119,207        1,227                   120,434
                            ----------  --------   ---------        ----------     --------   --------     ----------
  Total assets...........   $1,128,907  $391,169   $ 701,163        $2,221,239     $ 46,283   $ 35,677     $2,303,199
                            ==========  ========   =========        ==========     ========   ========     ==========
 LIABILITIES AND
  STOCKHOLDERS' EQUITY
 Current liabilities:
 Accounts payable and
  accrued liabilities....   $  134,966  $ 64,802   $  30,000  A     $  279,368     $ 14,903   $  2,450  L  $  296,721
                                                      47,000  A
                                                       2,600  E
 Current portion of long-
  term debt..............          535       --          --                535          --         --             535
 Accrued litigation......          --     25,400         --             25,400          --         --          25,400
 Accrued income taxes....      110,867    42,456     (30,600) D        122,723          730        --         123,453
 Deferred revenue........      379,759    85,846     (43,846) A        421,759        7,757     (5,806) L     423,710
                            ----------  --------   ---------        ----------     --------   --------     ----------
  Total current
   liabilities...........      626,127   218,504       5,154           849,785       23,390     (3,356)       869,819
 Long-term debt..........           73       --          --                 73          --         --              73
 Deferred taxes and other
  liabilities............       17,051    11,427     151,500  A        179,978          581      1,647  L     182,206
 Stockholders' equity:
 Preferred stock.........          --        --          --                --           --         --             --
 Common stock............          595         4          (4) B            737           92        (92) M         747
                                                         142  A                                     10  L
 Additional paid-in
  capital................      575,403   284,467    (284,467) B      1,440,296       59,767    (59,767) M   1,501,203
                                                     864,893  A                                 60,907  L
 Retained earnings.......      436,662   (47,032)     47,032  B        295,459      (36,652)    36,652  M     295,459
                                                     (54,400) D
                                                      (2,003) D
                                                     (84,800) A
 Treasury stock, at
  cost...................     (531,117)  (72,856)     72,856  B       (531,117)         --         --        (531,117)
 Deferred compensation...          --     (3,136)      3,136  B        (18,085)         --      (1,219) L     (19,304)
                                                     (18,085) A
 Accumulated other
  comprehensive income...        4,113      (209)        209  B          4,113         (895)       895  M       4,113
                            ----------  --------   ---------        ----------     --------   --------     ----------
  Total stockholders'
   equity................      485,656   161,238     544,509         1,191,403       22,312     37,386      1,251,101
                            ----------  --------   ---------        ----------     --------   --------     ----------
  Total liabilities and
   stockholders' equity..   $1,128,907  $391,169   $ 701,163        $2,221,239     $ 46,283   $ 35,677     $2,303,199
                            ==========  ========   =========        ==========     ========   ========     ==========

See accompanying notes to unaudited pro forma condensed combined consolidated financial statements.

(1) As of October 31, 2001
(2) As of September 30, 2001
(3) As of September 29, 2001

                                 SYNOPSYS, INC.

       UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED BALANCE SHEET

                                OCTOBER 31, 2001
   Assuming an Exchange Ratio Based on a Purchase Price of $12 per IKOS share
                                 (in thousands)

                              Historical                                       Historical
                          --------------------                Synopsys/ Avant! ----------                 Total
                          Synopsys,    Avant!    Pro Forma       Pro Forma        IKOS,    Pro Forma    Pro Forma
                           Inc.(1)    Corp.(2)  Adjustments       Combined       Inc.(3)  Adjustments    Combined
                          ----------  --------  -----------   ---------------- ---------- -----------   ----------
ASSETS
Current assets:
 Cash and cash
  equivalents...........  $  271,696  $ 56,738   $(39,603) D     $  252,684     $10,613    $    --      $  263,297
                                                  (85,000) D
                                                   62,500  J
                                                  (13,647) I
 Short-term
  investments...........     204,740     5,657   (210,397) D            --        4,977         --           4,977
 Restricted
  investments...........         --     33,744        --             33,744         --          --          33,744
                          ----------  --------   --------        ----------     -------    --------     ----------
 Total cash and short-
  term investments......     476,436    96,139   (286,147)          286,428      15,590         --         302,018
 Accounts receivable,
  net...................     146,294    43,644        --            189,938       9,878         --         199,816
 Prepaid expenses,
  deferred taxes and
  other.................     168,652    44,349     50,000  A        276,648      11,241         --         287,889
                                                   13,647  I
                          ----------  --------   --------        ----------     -------    --------     ----------
 Total current assets...     791,382   184,132   (222,500)          753,014      36,709         --         789,723
 Property and equipment,
  net...................     192,304    24,100       (536) A        213,865       7,632         --         221,497
                                                   (2,003) D
 Long-term investments..      61,699    89,106    (62,500) J         88,305         --          --          88,305
 Long-term restricted
  asset.................         --        --     250,000  D        250,000                                250,000
 Intangible assets,
  net...................      35,077    23,069    (23,069) C        796,848         715        (715) N     898,706
                                                  420,271  A                                101,858  L
                                                  166,100  A
                                                   59,400  A
                                                   95,600  A
                                                   17,300  A
                                                    3,100  A
 Other assets...........      48,445    70,762        --            119,207       1,227                    120,434
                          ----------  --------   --------        ----------     -------    --------     ----------
 Total assets...........  $1,128,907  $391,169   $701,163        $2,221,239     $46,283    $101,143     $2,368,665
                          ==========  ========   ========        ==========     =======    ========     ==========
Current liabilities:
 Accounts payable and
  accrued liabilities...  $  134,966  $ 64,802   $ 30,000  A     $  279,368     $14,903    $  2,450  L  $  296,721
                                                   47,000  A
                                                    2,600  E
 Current portion of
  long-term debt........         535       --         --                535         --          --             535
 Accrued litigation.....         --     25,400        --             25,400         --          --          25,400
 Accrued income taxes...     110,867    42,456    (30,600) D        122,723         730         --         123,453
 Deferred revenue.......     379,759    85,846    (43,846) A        421,759       7,757      (5,806) L     423,710
                          ----------  --------   --------        ----------     -------    --------     ----------
 Total current
  liabilities...........     626,127   218,504      5,164           849,785      23,390      (3,356)       869,819
Long-term debt..........          73       --         --                 73         --          --              73
Deferred taxes and other
 liabilities............      17,051    11,427    151,500  A        179,978         581       2,921  L     183,480
Stockholders' equity:
 Preferred stock........         --        --         --                --          --          --             --
 Common stock...........         595         4         (4) B            737          92         (92) M         756
                                                      142  A                                     19  L
 Additional paid-in
  capital...............     575,403   284,467   (284,467) B      1,440,296      59,767     (59,767) M   1,568,924
                                                  864,893  A                                128,628  L
 Retained earnings......     436,662   (47,032)    47,032  B        295,459     (36,652)     36,652  M     295,459
                                                  (54,400) D
                                                   (2,003) D
                                                  (84,800) A
 Treasury stock, at
  cost..................    (531,117)  (72,856)    72,856  B       (531,117)        --          --        (531,117)
 Deferred compensation..         --     (3,136)     3,136  B        (18,085)        --       (4,757) L     (22,842)
                                                  (18,085) A
 Accumulated other
  comprehensive income..       4,113      (209)       209  B          4,113        (895)        895  M       4,113
                          ----------  --------   --------        ----------     -------    --------     ----------
 Total stockholders'
  equity................     485,656   161,238    544,509         1,191,403      22,312     101,578      1,315,293
                          ----------  --------   --------        ----------     -------    --------     ----------
 Total liabilities and
  stockholders' equity..  $1,128,907  $391,169   $701,163        $2,221,239     $46,283    $101,143     $2,368,665
                          ==========  ========   ========        ==========     =======    ========     ==========

See accompanying notes to unaudited pro forma condensed combined consolidated financial statements.
(1)As of October 31, 2001
(2)As of September 30, 2001
(3)As of September 29, 2001

                                 SYNOPSYS, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED OCTOBER 31, 2001
   Assuming an Exchange Ratio Based on a Purchase Price of $6 per IKOS share
                     (in thousands, except per share data)

                              Historical                      Synopsys/   Historical
                          --------------------                  Avant!    ----------               Total
                          Synopsys,    Avant!    Pro Forma    Pro Forma      IKOS,    Pro Forma  Pro Forma
                           Inc.(1)    Corp.(2)  Adjustments    Combined     Inc.(3)  Adjustments  Combined
                          ---------  ---------  -----------   ----------  ---------- ----------- ----------
Revenue:
 Product................  $163,924   $ 231,817   $    --      $  395,741   $39,264      $ --     $  435,005
 Service................   341,833     153,325        --         495,158    21,805        --        516,963
 Ratable license........   174,593         --         --         174,593       --         --        174,593
                          --------   ---------   --------     ----------   -------      -----    ----------
  Total revenue.........   680,350     385,142        --       1,065,492    61,609        --      1,126,561
Cost of revenue:
 Product................    20,479       5,657        --          26,136    11,977        --         38,113
 Service................    79,747      23,046        --         102,793     4,363        --        107,156
 Ratable license........    29,896         --         --          29,896       --         --         29,896
                          --------   ---------   --------     ----------   -------      -----    ----------
  Total cost of
   revenue..............   130,122      28,703        --         158,825    16,340        --        175,165
                          --------   ---------   --------     ----------   -------      -----    ----------
Gross margin............   550,228     356,439        --         906,667    44,729        --        951,396
Operating expenses:
 Research and
  development...........   189,831      86,886       (402) F     276,315    17,191        --        293,506
 Sales and marketing....   273,954     102,577        --         376,531    26,433        --        402,964
 General and
  administrative........    69,682      47,783    (20,419) C      97,046     9,354        --        106,400
 Litigation settlement
  and other related
  costs.................       --      284,037        --         284,037       --         --        284,037
 Amortization of
  intangible assets.....    17,012         --      92,692  A     109,704       168       (168) N    109,704
 Amortization of
  deferred compensation
  expense...............       --          --       9,897  G       9,897       --         663  O     10,560
                          --------   ---------   --------     ----------   -------      -----    ----------
  Total operating
   expenses.............   550,479     521,283     81,768      1,153,530    53,146        495     1,207,171
                          --------   ---------   --------     ----------   -------      -----    ----------
Operating (loss)
 income.................      (251)   (164,844)   (81,768)      (246,863)   (8,417)      (495)     (255,775)
Other income (loss),
 net....................    83,784      (1,005)       --          82,779     1,802        --         84,581
                          --------   ---------   --------     ----------   -------      -----    ----------
Income (loss) before
 provision (benefit) for
 income taxes...........    83,533    (165,849)   (81,768)      (164,084)   (6,615)      (495)     (171,194)
Provision (benefit) for
 income taxes...........    26,731      26,518    (29,436) H      23,813    (2,010)      (178) P     21,625
                          --------   ---------   --------     ----------   -------      -----    ----------
  Net income (loss).....  $ 56,802   $(192,367)  $(52,332)    $ (187,897)  $(4,605)     $(317)   $ (192,819)
                          ========   =========   ========     ==========   =======      =====    ==========
Basic earnings (loss)
 per share..............  $   0.94   $   (5.08)            K  $    (2.51)  $ (0.51)            Q $    (2.54)
Weighted average common
 shares outstanding.....    60,601      37,834             K      74,842     8,981             Q     75,810
                          ========   =========                ==========   =======               ==========
Diluted earnings (loss)
 per share..............  $   0.88   $   (5.08)            K  $    (2.51)  $ (0.51)            Q $    (2.54)
Weighted average common
 shares and dilutive
 stock options
 outstanding............    64,659      37,834             K      74,842     8,981             Q     75,810
                          ========   =========                ==========   =======               ==========

See accompanying notes to unaudited pro forma condensed combined consolidated financial statements.

(1) For the year ended October 31, 2001
(2) For the twelve months ended September 30, 2001. The unaudited historical consolidated statement of operations of Avant! for the twelve months ended September 30, 2001 was derived by combining Avant!'s unaudited historical consolidated statement of operations for the nine months ended September 30, 2001 with Avant!'s unaudited historical consolidated statement of operations for the three months ended December 31, 2000.
(3) For the year ended September 29, 2001

                                 SYNOPSYS, INC.

  UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED OCTOBER 31, 2001
   Assuming an Exchange Ratio Based on a Purchase Price of $12 per IKOS share
                     (in thousands, except per share data)

                              Historical                                  Historical
                          --------------------                Synopsys/   ----------
                                                                Avant!                              Total
                          Synopsys,   Avant!     Pro Forma    Pro Forma     IKOS,     Pro Forma   Pro Forma
                           Inc.(1)   Corp.(2)   Adjustments    Combined    Inc.(3)   Adjustments   Combined
                          ---------  ---------  -----------   ----------  ---------- -----------  ----------
Revenue:
 Product................  $163,924   $ 231,817        --      $  395,741   $39,264         --     $  435,005
 Service................   341,833     153,325        --         495,158    21,085         --        516,963
 Ratable license........   174,593         --         --         174,593       --          --        174,593
                          --------   ---------   --------     ----------   -------     -------    ----------
 Total revenue..........   680,350     385,142        --       1,065,492    61,609         --      1,126,561
Cost of revenue:
 Product................    20,479       5,657        --          26,136    11,977         --         38,113
 Service................    79,747      23,046        --         102,793     4,363         --        107,156
 Ratable license........    29,896         --         --          29,896       --          --         29,896
                          --------   ---------   --------     ----------   -------     -------    ----------
 Total cost of revenue..   130,122      28,703        --         158,825    16,340         --        175,165
                          --------   ---------   --------     ----------   -------     -------    ----------
Gross margin............   550,228     356,439        --         906,667    44,729         --        951,396
 Operating expenses:
 Research and
  development...........   189,831      86,886       (402) F     276,315    17,191         --        293,506
 Sales and marketing....   273,954     102,577        --         376,531    26,433         --        402,964
 General and
  administrative........    69,682      47,783    (20,419) C      97,046     9,354         --        106,400
 Litigation settlement
  and other related
  costs.................       --      284,037        --         284,037        --         --        284,037
 Amortization of
  intangible assets.....    17,012         --      92,692  A     109,704       168        (168) N    109,704
 Amortization of
  deferred compensation
  expense...............       --          --       9,897  G       9,897        --       2,621  O     12,518
                          --------   ---------   --------     ----------   -------     -------    ----------
 Total operating
  expenses..............   550,479     521,283     81,768      1,153,530    53,146       2,453     1,209,129
                          --------   ---------   --------     ----------   -------     -------    ----------
Operating (loss)
 income.................      (251)   (164,844)   (81,768)      (246,863)   (8,417)     (2,453)     (257,733)
Other income (loss),
 net....................    83,784      (1,005)       --          82,779     1,802         --         84,581
                          --------   ---------   --------     ----------   -------     -------    ----------
Income (loss) before
 provision (benefit) for
 income taxes...........    83,533    (165,849)   (81,768)      (164,084)   (6,615)     (2,453)     (173,152)
Provision (benefit) for
 income taxes               26,731      26,518    (29,436) H      23,813    (2,010)       (883) P     20,920
                          --------   ---------   --------     ----------   -------     -------    ----------
 Net income (loss)......  $ 56,802   $(192,367)  $(52,332)    $ (187,897)  $(4,605)    $(1,570)   $ (194,072)
                          ========   =========   ========     ==========   =======     =======    ==========
Basic earnings (loss)
 per share..............  $   0.94   $   (5.08)            K  $    (2.51)  $ (0.51)             Q $    (2.53)
Weighted average common
 shares outstanding.....    60,601      37,834             K      74,842     8,981              Q     76,779
                          ========   =========                ==========   =======                ==========
Diluted earnings (loss)
 per share..............  $   0.88   $   (5.08)            K  $    (2.51)  $ (0.51)             Q $    (2.53)
Weighted average common
 shares and dilutive
 stock options
 outstanding............    64,659      37,834             K      74,842     8,981              Q     76,779
                          ========   =========                ==========   =======                ==========

See accompanying notes to unaudited pro forma condensed combined consolidated financial statements.

(1) For the year ended October 31, 2001
(2) For the twelve months ended September 30, 2001. The unaudited historical consolidated statement of operations of Avant! for the twelve months ended September 30, 2001 was derived by combining Avant!'s unaudited historical consolidated statement of operations for the nine months ended September 30, 2001 with Avant!'s unaudited historical consolidated statement of operations for the three months ended December 31, 2000.
(3) For the year ended September 29, 2001

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                   COMBINED CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Pro Forma Adjustments

   The measurement date to determine the value of the proposed mergers has not occurred. For purposes of the following Avant! and IKOS pro forma adjustments, January 16, 2002, was used for determining the adjustments. The pro forma adjustments are based on preliminary estimates which may change as additional information is obtained.

(A) Avant! Purchase Price Adjustments

  The Avant! purchase price adjustments reflect the assumed issuance of 14,240,963 shares of Synopsys common stock to Avant! stockholders using the exchange ratio of 0.371 based on 38,385,344 shares of Avant! common stock outstanding at December 31, 2001. The fair value of the Synopsys shares assumed to be issued is based on a per share value of $54.31, which is equal to Synopsys' average last sale price per share as reported on the Nasdaq National Market for the trading-day period two days before and after December 3, 2001. For purposes of determining the fair value of the options assumed, Synopsys used the value of Synopsys' common stock on January 16, 2002.

  For purposes of the pro forma financial information, the following table presents the assumptions used.

   Total consideration (in thousands):
    Fair value of Synopsys common stock assumed to be issued.......... $773,427
    Estimated acquisition related costs...............................   30,000
    Employee severance costs..........................................   47,000
    Estimated fair value of options to purchase Synopsys common stock to be issued, less $18.1 million representing the portion of the intrinsic value of Avant!'s unvested options applicable to the
     remaining vesting period.........................................   73,523
                                                                       --------
                                                                       $923,950
                                                                       ========

  The actual number of shares of Synopsys common stock and options to be issued in the Avant! merger will be based on the actual number of Avant! common shares and options outstanding at the consummation date.

  The estimated Avant! acquisition-related costs consist primarily of banking, legal and accounting fees, printing costs, and other directly related charges.

  Employee severance costs consist of a cash severance payment due on the closing of the Avant! merger of $30.6 million to Avant!'s Chairman of the Board and $16.4 million in cash severance payments to other employees of Avant! due within the 12-month period following the closing of the merger. In addition, Avant!'s Chairman will be paid the cash value of his in-the-money stock options determined as of the effective date of the Avant! merger, payable on the date the merger is completed. Based on the in-the-money stock options held by the Chairman of the Board at January 16, 2002, the amount of this payment would be $12.9 million which is included in total consideration above in the estimated fair value of options to purchase Synopsys common stock to be issued.

  The planning process for the integration of Avant!'s operations may result in additional accruals for severance costs and/or facilities closures in accordance with Emerging Issues Task Force (EITF) Issue No. 95-3. Such accruals would increase the purchase consideration and the allocation of the purchase consideration to goodwill.

  The following represents the preliminary allocation of the Avant! purchase price to the acquired assets and assumed liabilities of Avant! and is for illustrative purposes only. This allocation is preliminary and based on Avant!'s assets and liabilities as of September 30, 2001.

                                                                  (in thousands)
                                                                  --------------
   Net tangible assets...........................................    $ 77,379
   Goodwill......................................................     420,271
   Other intangible assets:
    Core/Developed technology....................................     166,100
    Contract right intangible....................................      59,400
    Customer installed base/relationship.........................      95,600
    Trademarks and tradenames....................................      17,300
    Covenants not to compete.....................................       3,100
   In-process research and development...........................      84,800
                                                                     --------
    Total Avant! purchase price..................................    $923,950
                                                                     ========

  Net tangible assets consist of $138 million recorded on the Avant! historical financial statements as of September 30, 2001, adjusted principally for the reduction in deferred revenue of $43.8 million, an increase in deferred tax liabilities of $151.5 million, an increase in unbilled receivables of $50.0 million and a $2.6 million adjustment for operating lease commitments that exceed their fair value.

  Goodwill represents the excess of the Avant! purchase price over the fair value of Avant!'s tangible and identifiable intangible assets. The unaudited pro forma condensed combined consolidated statement of operations does not reflect the amortization of goodwill acquired in the proposed Avant! merger, consistent with the guidance in the Financial Accounting Standards Board (FASB) Statement No. 142, Goodwill and Other Intangible Assets.

  Amortization of other intangible assets has been provided over the following estimated useful lives: core/developed technology--three years; contract right intangible--the life of the related contracts (one to four years); customer installed base/relationship--six years; trademarks and tradenames--three years; and covenants not to compete--the life of the related agreement (two to four years). This will result in annual amortization of approximately $55.4 million for core technology, $15.9 million for customer installed base/relationship, $5.8 million for trademarks and tradename, $14.8 million for contract right intangible and $0.8 million for covenants not to compete.

  The Avant! purchase price allocation includes a reduction in Avant!'s reported deferred revenue at September 30, 2001. Under the purchase method of accounting, Avant!'s deferred revenue related to post-contract customer support (PCS) for perpetual license arrangements in which payment had been received or was legally due and payable was reduced by approximately $45.3 million to the fair value of the related PCS obligation as of September 30, 2001. In addition, Avant! had executed signed perpetual license agreements, and delivered the licensed technology, under contracts specifying future customer payments. There were no receivables or deferred revenues recorded on Avant!'s historical financial statements for these contracts as Avant! did not consider the fees fixed and determinable at the outset of the arrangement and the related payments were not yet due under extended payment terms. Unbilled receivables was increased by $50.0 million, equal to the present value of these future payments related to these perpetual licenses and deferred revenue was increased by the $1.5 million fair value of the related obligation.

  Avant! had also executed signed license agreements, and delivered the initial configuration of licensed technologies under ratable license arrangements and had executed signed contracts to provide PCS over a one to three year period, for which Avant! did not consider the fees to be fixed and determinable at the outset of the arrangement. There were no receivables or deferred revenues recorded on Avant!'s historical financial statements at September 30, 2001 as the related payments were not yet due under extended payment terms and deliveries occur over the term of the arrangements. These ratable licenses and PCS arrangements require future performance by both parties and, as such, represent executory contracts. The fair value of those executory contracts of $59.4 million was included in intangible assets on the pro forma balance sheet. The contract rights intangible asset associated with these arrangements will be amortized to cost of sales over the related contract lives.

  Synopsys has not given effect in the pro forma statement of operations to the deferred revenue adjustment on revenue or the effect of the amortization of the contract rights intangible asset on cost of sales as the adjustments are directly related to the merger and the effect is non-recurring. Such adjustments will be reflected in the post-merger statements of operations of the combined company.

  The deferred revenue adjustment, which will be based on Avant!'s deferred revenue and backlog at the date of the merger, will have the effect of reducing the amount of revenue the combined company will recognize in periods subsequent to the merger compared to the amount of revenue Avant! would have recognized in the same period absent the merger.

  Revenues presented in, the pro forma financial statements consists of fees for perpetual and time-based licenses of software products, post-contract customer support (PCS), customer training and consulting. Product revenue consists primarily of perpetual, ratable and non-ratable time-based license revenue. Service revenue consists of PCS under perpetual and non-ratable time-based licenses and consulting services.

  Under a perpetual license a customer pays a one-time license fee for the right to use the software. The vast majority of customers buying perpetual licenses also purchase annual software support services (PCS) for perpetual licenses, under which they receive minor enhancements to the products developed during the year, bug fixes and technical assistance. Revenue from perpetual licenses is recognized upon delivery using the residual method in accordance with SOP 98-9 and revenue from PCS is recognized ratably over the PCS term.

  A ratable license (TSL), operates like a rental of software that includes PCS. A customer pays a fee for license and PCS over a fixed period of time, and at the end of the time period the license expires unless the customer pays for renewal. Ratable licenses are usually offered with a range of terms, the average length of which is expected to be approximately 3.0 to
  3.5 years. Revenue from TSLs is recognized over the term of the ratable license period, as the and PCS portions of a TSL are bundled and not sold separately.

  Prior to the merger, Avant! sold approximately 40% to 50% of its products under a perpetual license arrangement. After the merger, orders for ratable licenses will account for approximately 75% to 85% of total product orders and orders for perpetual licenses will account for approximately 15% to 25% of total product orders for the combined company. This will have the effect of reducing Avant!'s revenue in the short term compared to the revenue it would have expected to record in the same period under its license mix absent of the proposed merger. Under a ratable license, relatively little revenue is recognized during the quarter the product is delivered as opposed to a perpetual license arrangement where all of the license revenue is recognized in the quarter the product was delivered. Therefore, an order for a ratable license or TSL will result in significantly lower current-period revenue than an equal-sized order under a perpetual license arrangement.

  The $18.1 million of deferred stock-based compensation represents the unearned portion, as of January 16, 2002, of the intrinsic value of Avant!'s common stock options assumed in the merger. For purposes of this calculation, Avant!'s outstanding options that will vest solely as a result of the consummation of the proposed merger are deemed to be vested as of January 16, 2002. The deferred compensation is being amortized on an accelerated basis over the remaining vesting period of one to three years consistent with the graded vesting approach described in FASB Interpretation No. 28.

  The pro forma adjustment to property and equipment, net represents the elimination of Synopsys software licenses owned by Avant! totaling $0.5 million.

  At the acquisition date, the Cadence/Avant! litigation will be accounted for as a preacquisition contingency as a litigation settlement amount, if any, is not estimable. If the litigation settlement amount becomes estimable or is settled within one year of the acquisition date, the purchase price will be increased by the amount of the estimated litigation loss and the long-term restricted asset will be reduced by the same amount. Any litigation settlement amounts that become estimable or settle after one year from the acquisition date will result in a charge to operations in the period it occurs. Settlement differences relating to preacquisition income tax contingencies will result in a goodwill adjustment, regardless of the settlement date.

(B) The pro forma adjustment represents the elimination of Avant!'s stockholders' equity accounts.

(C) The pro forma adjustment represents the elimination of Avant!'s capitalized goodwill and other intangible assets aggregating $23.1 million and related amortization expense of $20.4 million.

(D) As a result of the Avant! merger, Synopsys anticipates that the combined company will incur certain costs directly related to the merger that will be recognized in the fiscal quarter in which the merger is consummated. These costs are reflected in the pro forma financial information as a reduction of retained earnings at the balance sheet date and are described below:

  . In connection with the merger, Synopsys has agreed to enter into a policy with a AAA rated insurance company whereby insurance will be provided for certain compensatory, exemplary and punitive damages, penalties and fines and attorneys' fees arising out of the Avant!/Cadence litigation (the covered loss). The policy does not provide coverage for litigation other than the Avant!/Cadence litigation. In exchange for a binding fee of $10.0 million paid by Synopsys, the insurer has issued a legally binding commitment to provide the coverage, effective following the closing of the merger.

    In return for a premium of $335 million, including the $10 million binding fee, the insurer will be obligated to pay covered loss up to a limit of liability equaling (a) $500 million plus (b) interest accruing at the fixed rate of 2%, compounded semi-annually, on $250 million. The policy will expire following a final judgment or settlement of the Avant!/Cadence litigation or any earlier date upon Synopsys' election. Upon such expiration, Synopsys will be entitled to a payment equal to $250 million plus interest less any loss paid under the policy.

    The contingently refundable portion of the insurance premium ($250 million) is included in the pro forma balance sheet at October 31, 2001 as a long-term restricted asset. Interest earned on that amount will be included in other income, net in the post-acquisition statement of operations. The balance of the premium paid to the insurer ($85 million) will be recognized in the fiscal quarter in which the merger is consummated. For purposes of the pro forma balance sheet at October 31, 2001, the $85 million premium reduced by the related $30.6 million income tax benefit, is recorded as a reduction of retained earnings.

  . Synopsys will write-off the net book value of software licenses totaling $2.0 million originally purchased from Avant!.

(E) A pro forma adjustment of $2.6 million has been recorded representing the amount by which Avant!'s current operating lease commitments exceed their fair value.

(F) The pro forma adjustment represents the elimination of depreciation expense of $0.4 million for Synopsys software owned by Avant!.

(G) The pro forma adjustment represents the amortization of deferred compensation associated with unvested stock options assumed in the proposed merger with Avant!. The deferred compensation is amortized over the options' remaining vesting period as of January 16, 2002 of one to three years.

(H) The adjustment reflects a combined effective tax rate of 36% on the other non-tax pro forma adjustments. For the twelve months ended October 31, 2001 there was a negative combined effective tax rate due to certain losses arising in Avant!.

(I) Avant! agreed in the merger agreement to purchase the remaining joint venture interest in Maingate Electronics, KK, a joint venture in which Avant! owned an 18.8% interest and in which Avant!'s Chairman of the Board owned a 50% interest. The purchase was completed in December 2001 at an estimated price of $13.6 million of which $4.1 million was paid and $9.5 million is being held in escrow. The balance of the Maingate purchase price being held by Avant! in escrow is security for certain indemnification obligations under the Maingate Stock Purchase Agreement as well as for any reduction in the purchase price to be paid by Avant! for the Maingate shares based on a past-closing adjustment tied to the closing balance sheet of Maingate on December 27, 2001. Pro forma adjustments have been made to reflect the purchase and to record the investment in assets and liabilities of Maingate Electronics. As the acquired assets of $17.1 million and liabilities of $4.4 million are not significant to the combined pro forma balance sheet, the purchase price allocation has not been presented.

(J) In October 2001, Avant! entered into an agreement to terminate its investment totaling $62.5 million in Semiconductor Manufacturing International Corporation (SMIC), a development stage company in the process of establishing a semiconductor fabrication facility in China. In connection with the termination agreement, Avant! was reimbursed $33.0 million and $29.5 million in October 2001 and November 2001, respectively.

(K) The following table sets forth the computation of basic and diluted earnings per share:

  For the year ended October 31, 2001

                                                   Historical       Synopsys/
                                               -------------------   Avant!
                                               Synopsys,  Avant!,   Pro Forma
                                                Inc.(1)   Inc.(2)   Combined
                                               --------- ---------  ---------
                                                   (in thousands, except
                                                    per share amounts)
   Numerator:
    Net income (loss).........................  $56,802  $(192,367) $(187,897)
                                                =======  =========  =========
   Denominator:
    Weighted-average common shares
     outstanding..............................   60,601     37,834     74,842
    Effect of dilutive employee stock options
     outstanding..............................    4,058        --         --
                                                -------  ---------  ---------
    Diluted common shares.....................   64,659     37,834     74,842
                                                =======  =========  =========
   Basic earnings (loss) per share............  $  0.94  $   (5.08) $   (2.51)
                                                =======  =========  =========
   Diluted earnings (loss) per share..........  $  0.88  $   (5.08) $   (2.51)
                                                =======  =========  =========

  --------
  (1) For the year ended October 31, 2001.
  (2) For the twelve months ended September 30, 2001. The unaudited historical consolidated statement of operations of Avant! for the twelve months ended September 30, 2001 was derived by combining Avant!'s unaudited historical consolidated statement of operations for the nine months ended September 30, 2001 with Avant!'s unaudited historical consolidated statement of operations for the three months ended December 31, 2000.

(L) IKOS Purchase Price Adjustments.

  The IKOS purchase price adjustments reflect the issuance of shares of Synopsys common stock to IKOS stockholders as noted in the table below. The IKOS exchange ratio and resulting number of shares assumed to be issued was determined using a denominator of $58.60 per share which is equal to Synopsys' average last sale price per share as reported on the Nasdaq National Market for the ten full trading-day period ending on January 9, 2002, and a numerator of $6 or $12. The ratio of shares of Synopsys common stock to be exchanged for each share of IKOS common stock outstanding as of January 16, 2002 is noted in the table below. The number of shares of IKOS common stock outstanding on January 16, 2002 is 9,457,932.

  The fair value of the shares assumed to be issued is based on a per share value of $54.31, which is equal to Synopsys' average last sale price per share as reported on the Nasdaq National Market for the trading-day period two days before and after January 16, 2002.

  For purposes of the pro forma financial information, the following table presents the assumptions under the IKOS exchange ratios based on a purchase price of $6 and $12, respectively, per IKOS share.

                                                   Assuming an    Assuming an
                                                  Exchange Ratio Exchange Ratio
                                                    Based on a     Based on a
                                                   $6 Purchase    $12 Purchase
                                                    Price per      Price per
                                                    IKOS Share     IKOS Share
                                                  -------------- --------------
   Ratio of shares of Synopsys common stock to
    be exchanged for each share of IKOS common
    stock outstanding as of January 16, 2002....      0.1024          0.2048
   Shares of Synopsys common stock assumed to be
    issued in the proposed acquisition of IKOS..     968,389       1,936,778

   Total consideration (in thousands):

   Fair value of Synopsys common stock assumed
    to be issued................................     $52,593       $ 105,186
   Estimated fair value of options to purchase
    Synopsys common stock to be issued less the
    portion of the intrinsic value of IKOS'
    unvested options applicable to the remaining
    vesting period..............................       7,105          18,704
   Estimated acquisition related costs..........       2,450           2,450
                                                     -------       ---------
      Total IKOS purchase price.................     $62,148       $ 126,340
                                                     =======       =========

  The actual number of shares of Synopsys common stock and options to be issued will be based on the final IKOS exchange ratio as determined at the completion of the IKOS merger.

  IKOS' outstanding options that will vest solely as a result of the consummation of the proposed merger are deemed to be vested as of January 16, 2002.

  The estimated IKOS acquisition related costs consist primarily of legal and accounting fees, printing costs, and other related charges.

  The following represents the preliminary allocation of the IKOS purchase price to the acquired assets and assumed liabilities of IKOS as of the date of the pro forma balance sheet and is for illustrative purposes only. This allocation is preliminary and based on IKOS' assets and liabilities as of September 29, 2001.

  This presentation does not include an allocation to in-process research and development. As discussed below, such an allocation will occur following a valuation. The actual purchase price allocation will be based on fair values of IKOS' acquired assets and assumed liabilities as of the date of completion of the proposed IKOS merger. Assuming the IKOS merger occurred on October 31, 2001, the allocation would have been as follows:

                                                    Assuming an    Assuming an
                                                   Exchange Ratio Exchange Ratio
                                                   Based on a $6  Based on a $12
                                                   purchase price purchase price
                                                   per IKOS share per IKOS share
                                                   -------------- --------------
                                                          (in thousands)
   Net tangible assets............................    $27,403        $ 27,403
   Goodwill and other intangible assets...........     36,392         101,858
   Deferred tax liability.........................     (1,647)         (2,921)
                                                      -------        --------
   Total IKOS purchase price......................    $62,148        $126,340
                                                      =======        ========

  Goodwill represents the excess of the IKOS purchase price over the fair value of IKOS' tangible and identifiable intangible assets. The unaudited pro forma condensed combined consolidated statements of operations do not reflect the amortization of goodwill acquired in the proposed IKOS merger, consistent with the guidance in the FASB Statement No. 142, Goodwill and Other Intangible Assets.

  For purposes of the preliminary IKOS purchase price allocation used in the preparation of the pro forma financial statements, Synopsys has not allocated any portion of the IKOS purchase price to acquired in-process research and development, nor has Synopsys allocated any of the IKOS pro forma purchase price to any identifiable intangible assets. Upon completion of the proposed IKOS merger, a valuation of the acquired in-process research and development will be performed and any resulting allocation to acquired in-process technology will be reflected in the post-merger statement of operations of the combined company. A charge to acquired in-process research and development is not reflected in the pro forma statements of operations as it is a nonrecurring charge directly attributable to the merger. In addition, upon completion of the proposed IKOS merger, a portion of the IKOS purchase price will be allocated to identifiable intangible assets, if any. Any amount of the purchase price allocated to identifiable intangible assets will be amortized over a period of three to five years from the closing date of the proposed IKOS merger.

  The IKOS purchase price allocation includes a reduction in IKOS' deferred revenue related to product and maintenance revenue to reflect the fair value of the related obligation as of September 29, 2001. Synopsys has not given effect in the pro forma statements of operations to the impact of the deferred revenue adjustments on revenue for the periods presented as the adjustment is directly related to the IKOS merger and the affect will be included in income on average within twelve months of the transaction. Such adjustments to revenue will be reflected in the post-merger statements of operations of the combined company. The adjustments, which will be based on IKOS' deferred revenue balance at the date of the IKOS merger, will have the effect of reducing the amount of revenue the combined company will recognize in periods subsequent to the IKOS merger compared to the amount of revenue IKOS would have recognized in the same period absent the merger. IKOS' deferred revenue balance as of September 29, 2001 will be recognized as revenue through December 31, 2002.

  The purchase prices of $6 and $12 per IKOS share result in $1.2 million and $4.8 million, respectively, of deferred stock-based compensation representing the unearned portion as of January 16, 2002 of the intrinsic value of IKOS' unvested common stock options assumed in the IKOS merger. For purposes of this calculation, IKOS' outstanding options that will vest solely as a result of the consummation of the proposed merger are deemed to be vested as of January 16, 2002. The deferred compensation is being amortized on an accelerated basis over the remaining vesting period of one to three years consistent with the graded vesting approach described in FASB Interpretation No. 28.

(M) The pro forma adjustment represents the elimination of IKOS' equity accounts.

(N) The pro forma adjustment represents the elimination of IKOS' capitalized goodwill and other intangible assets aggregating $0.7 million and related amortization expenses of $0.2 million in the year ended October 31, 2001.

(O) The pro forma adjustment represents the amortization of deferred compensation associated with unvested stock options assumed in the proposed merger with IKOS. The deferred compensation is amortized over the options' remaining vesting period as of January 16, 2002 of one to three years.

(P) The adjustment reflects a combined (Synopsys, Avant! and IKOS) effective tax rate of 36% on the other non-tax pro forma adjustments. For the twelve months ended October 31, 2001 there was a negative combined effective tax rate due to certain losses arising in Avant!.

(Q) The following tables set forth the computation of basic and diluted earnings per share for the year ended October 31, 2001:


                                                                            Pro Forma Combined(4)
                                                                        -----------------------------
                                                                         Assuming an    Assuming an
                                                                        Exchange Ratio Exchange Ratio
                                 Historical       Synopsys/  Historical   Based on a     Based on a
                             -------------------   Avant!    ----------  $6 Purchase    $12 Purchase
                             Synopsys,  Avant!,   Pro Forma    IKOS,      Price per      Price per
                              Inc.(1)   Inc.(2)   Combined    Inc.(3)     IKOS Share     IKOS Share
                             --------- ---------  ---------  ---------- -------------- --------------
                                            (in thousands, except per share amounts)
   Numerator:
    Net income (loss)......   $56,802  $(192,367) $(187,897)  $(4,605)    $(192,819)     $(194,072)
                              =======  =========  =========   =======     =========      =========
   Denominator:
    Weighted-average common
     shares outstanding....    60,601     37,834     74,842     8,981        75,810         76,779
    Effect of dilutive
     employee stock options
     outstanding...........     4,058        --         --        --            --             --
                              -------  ---------  ---------   -------     ---------      ---------
    Diluted common shares..    64,659     37,834     74,842     8,981        75,810         76,779
                              =======  =========  =========   =======     =========      =========
   Basic earnings (loss)
    per share..............   $  0.94  $   (5.08) $   (2.51)  $ (0.51)    $   (2.54)     $   (2.53)
                              =======  =========  =========   =======     =========      =========
   Diluted earnings (loss)
    per share..............   $  0.88  $   (5.08) $   (2.51)  $ (0.51)    $   (2.54)     $   (2.53)
                              =======  =========  =========   =======     =========      =========

  --------
  (1) For the year ended October 31, 2001.

  (2) For the twelve months ended September 30, 2001. The unaudited historical consolidated statement of operations of Avant! for the twelve months ended September 30, 2001 was derived by combining Avant!'s unaudited historical consolidated statement of operations for the nine months ended September 30, 2001 with Avant!'s unaudited historical consolidated statement of operations for the three months ended December 31, 2000.

  (3) For the year ended September 29, 2001.

  (4) See Note L for a description of the IKOS exchange ratios.

  Note 2. Purchase Price of $20 per IKOS share

   The IKOS merger agreement provides for a maximum purchase price of $20 per IKOS share. At this maximum purchase price of $20 per IKOS share, Synopsys would issue 3,227,963 shares valued at $175.3 million based on the number of Avant! shares outstanding at January 16, 2002. The total purchase price at $20 per IKOS share would be $211.4 million. The $20 per share purchase price would result in an increase in goodwill of $87.8 million, an increase in deferred compensation of $7.6 million and an increase in deferred taxes of $2.8 million compared to the pro forma combined balance sheet using an assumed $12 per IKOS share purchase price. Further, amortization of the deferred compensation on the pro forma combined statement of operations assuming a $12 per IKOS share purchase price would increase by $4.3 million. All other assumptions remain consistent with those used in the $12 per IKOS share calculation.

                              THE SPECIAL MEETING

Proxy Statement/Prospectus

   This proxy statement/prospectus is furnished in connection with the solicitation of proxies from the holders of IKOS common stock by the IKOS board of directors for use at a special meeting of IKOS stockholders to vote on adoption of the merger agreement and approval of the merger as more fully described below.

   This proxy statement/prospectus is first being furnished to stockholders of
IKOS on or about [    ,     , 2002].

Date, Time and Place of the Special Meeting

   The special meeting will be held on [March   , 2002 at    a.m., local time,
at       ].

Matters to be Considered at the Special Meeting

   At the special meeting and any adjournment or postponement of the special meeting, stockholders of IKOS will be asked to consider and vote upon the following proposals:

     1. to adopt the agreement and plan of merger and reorganization, dated July 2, 2001, as amended, by and among Synopsys, Oak Merger Corporation, a wholly-owned subsidiary of Synopsys, and IKOS pursuant to which, among other things, Oak Merger Corporation will merge with and into IKOS, IKOS will become a wholly-owned subsidiary of Synopsys and each outstanding share of IKOS common stock will be converted into the right to receive the number of shares (or fraction of a share) of Synopsys common stock prescribed by the agreement; and

     2. to transact such other business as may properly come before the special meeting.

Record Date and Shares Entitled to Vote

   IKOS' board of directors has fixed the close of business on [    ] [ ],
2002, as the record date for determination of IKOS stockholders entitled to notice of, and to vote at, the special meeting. As of the close of business on the record date, there were approximately [ ] shares of IKOS common stock outstanding and entitled to vote, held by approximately [ ] stockholders of record of IKOS. Each IKOS stockholder is entitled to one vote for each share of IKOS common stock held as of the record date.

Voting of Proxies

   You are requested to complete, date and sign the accompanying proxy and promptly return it in the accompanying envelope or otherwise mail it to IKOS, or to vote via the Internet or by telephone following the instructions on the enclosed proxy card. If your shares are held in "street name" by your broker, your broker will vote your shares only if you provide instructions on how to vote. Your broker will provide you with directions regarding how to instruct your broker to vote your shares. All properly executed proxies received by IKOS prior to the vote at the special meeting, and that are not revoked, will be voted in accordance with the instructions indicated on the proxies. If you sign your proxy but fail to indicate how you wish your shares to be voted, your proxy will be voted to adopt the merger agreement and approve the merger. IKOS' board of directors does not presently intend to bring any other business before the special meeting and, so far as is known to IKOS' board of directors, no other matters are to be brought before the special meeting. As to any other business that may properly come before the special meeting, it is intended that proxies, in the form enclosed, will be voted in respect thereof by the proxy holders in such manner as they determine to be in the best interests of IKOS. You may revoke your proxy at any time prior to its use by delivering to the Secretary of IKOS a signed notice of revocation or a subsequently dated, signed proxy, via the Internet or by telephone, or by attending the special meeting and voting in person. Attendance at the special meeting does not in itself constitute the revocation of a proxy. Failure to vote, abstentions and broker non-votes will, in effect, count as a vote against the merger agreement and the merger.

Vote Required for Stockholder Approval

   For the merger to go forward, the holders of a majority of the outstanding shares of IKOS common stock must adopt the merger agreement and approve the merger. You are entitled to cast one vote per share of IKOS common stock you
owned as of [       ] [       ], 2002, the record date. The merger agreement
provides that Synopsys has no obligation to seek approval of its stockholders for the issuance of Synopsys common stock in the merger and Synopsys does not expect to need such approval. If, however, there is a significant decrease in Synopsys' stock price from the price as of the date of this proxy statement/prospectus (or a significant decrease in Synopsys' stock price combined with a strong financial performance by IKOS during the measurement period), the pricing formula in the merger agreement could require Synopsys to issue more shares than it can issue under applicable Nasdaq rules without the approval of Synopsys stockholders. Under Nasdaq rules, Synopsys would need approval of its stockholders to issue shares to IKOS stockholders amounting to 20% or more of the Synopsys' shares outstanding immediately before the completion of the merger. In that case, Synopsys would have no obligation to seek approval of its stockholders or complete the merger and the merger may not close.

   For example, if IKOS achieves the low end of the financial performance levels, and therefore the merger consideration is $6 per share of IKOS common stock, the shares of Synopsys common stock to be issued in the merger would exceed 20% of the Synopsys common stock outstanding if the applicable average price of Synopsys common stock at closing is less than approximately $7. If IKOS achieves the high end of the performance levels, and therefore the merger consideration is $20 per share of IKOS common stock, the shares of Synopsys common stock to be issued in the merger would exceed 20% of the Synopsys common stock outstanding if the applicable average price of Synopsys common stock at closing is less than approximately $23. The preceding calculations assume (1) the issuance of the maximum number of shares of IKOS common stock permitted to be issued under the merger agreement and (2) the number of shares of Synopsys common stock outstanding as of closing is the same as the number of shares outstanding as of February 2, 2002. The high and low closing prices of Synopsys
common stock during the 12-month period ended February  , 2002 were $      and
$      , respectively.

   The Delaware General Corporation Law require the affirmative vote of the holders of a majority of the shares of IKOS common stock outstanding and entitled to vote at the special meeting to adopt the merger agreement and approve the merger. Certain stockholders of IKOS have entered into voting agreements obligating them to vote in favor of the merger agreement and the merger. As of the date of this proxy statement/prospectus, the stockholders who signed the voting agreement owned 532,653 shares of IKOS common stock (constituting approximately 5.62% of the shares of IKOS common stock outstanding as of January 29, 2002). As of the record date and the date of this proxy statement/prospectus, Synopsys owns no shares of IKOS common stock.

Quorum; Abstentions and Broker Non-Votes

   The required quorum for the transaction of business at the special meeting is a majority of the shares of IKOS common stock issued and outstanding on the record date. If a quorum is not present in person or represented by proxy, it is expected that the special meeting will be adjourned or postponed to solicit additional proxies. Because adoption of the merger agreement and the approval of the merger requires the affirmative vote of a majority of the outstanding shares of IKOS common stock entitled to vote, and not just a majority of the shares actually voted, the failure of an IKOS stockholder either to return a proxy, to vote via the Internet or by telephone or to vote in person at the meeting (if the holder has not returned a proxy) or to give voting instructions to a broker (for shares held for IKOS stockholders by brokers) will have the same effect as a vote against the merger agreement and the merger. In addition, the actions proposed in this proxy statement/prospectus are not matters that can be voted on by brokers holding shares for beneficial owners without the owners' specific instructions. Abstentions and broker non-votes each will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum, but otherwise will have the same effect as a vote against the merger agreement and the merger. If you do not give instructions to your broker on how to vote your shares, your shares will not be voted on the merger proposal. Accordingly, we therefore urge you to return the enclosed proxy card or the instructions form you receive from your broker marked to indicate your vote or to vote via the Internet or by telephone.

Solicitation of Proxies

   In addition to solicitation by mail, the directors, officers and employees of IKOS may solicit proxies from stockholders by telephone, facsimile or in person. Also, Georgeson Shareholder Communications may solicit proxies on behalf of IKOS at an approximate cost of $[ ], plus reasonable expenses. Directors, officers and employees of Synopsys may also be deemed participants in the solicitation of proxies from IKOS stockholders. IKOS will bear its own expenses in connection with the solicitation of proxies for its special meeting of stockholders, although Synopsys will pay one-half of all printing and filing costs and expenses incurred in connection with the registration statement and this proxy statement/prospectus. Following the original mailing of this proxy statement, proxies and other soliciting materials, IKOS will request brokers, custodians, nominees and other record holders to forward copies of this proxy statement and other soliciting materials to persons for whom they hold shares of IKOS common stock and to request authority for the exercise of proxies. In these cases, IKOS, upon the request of the record holders, will reimburse the record holders for their reasonable expenses.

No Dissenters' Rights

   Under Delaware law, you are not entitled to exercise dissenters' rights as a result of the merger or to demand payment for your shares.

Board Recommendation

   The IKOS board of directors has carefully considered the terms and conditions of the merger and has determined that the terms of the merger are fair to, and that the merger is in the best interests of, IKOS stockholders. By the unanimous vote of the directors present at the board meeting at which the merger was considered and voted upon, the board of directors has approved the merger agreement and the merger and recommends that you vote FOR the adoption of the merger agreement and the approval of the merger. In considering this recommendation, IKOS stockholders should be aware that certain IKOS directors and officers have interests in the merger that are different from, or in addition to yours. See the section entitled "Interests of IKOS' Directors, Officers and Affiliates in the Merger."

   The matters to be considered at the special meeting are of great importance to the stockholders of IKOS. Accordingly, you are urged to read and carefully consider the information presented in this proxy statement/prospectus, and to complete, date, sign and promptly return the enclosed proxy card (or, in the case of IKOS shares held for you by a broker, to give voting instructions to your broker) in the enclosed postage-paid envelope or to vote via the Internet or by telephone as promptly as possible.

   You should not send any stock certificates with your proxy card. A transmittal form with instructions for the surrender of IKOS common stock certificates will be mailed to you promptly after completion of the merger. For more information regarding the procedures for exchanging IKOS stock certificates for Synopsys stock certificates see the section entitled "The Merger Agreement and Related Agreements--Exchange of IKOS Stock Certificates for Synopsys Stock Certificates."

                      THE MERGER AND RELATED TRANSACTIONS

Background of the Merger

   Since 1997, IKOS has focused on developing and marketing its hardware emulation products, a specific subset of the larger design verification market. IKOS has encountered increasing customer demand for comprehensive design verification solutions that integrate a range of verification technologies. However, despite strong financial performance during 1999 and 2000, IKOS had not attained the market visibility and higher price-earnings multiple of larger electronic design automation, or EDA, companies. The IKOS board recognized the potential benefits that could accrue for IKOS stockholders if IKOS were to partner with a large, high-profile company in the EDA industry that provides a broad suite of verification products. The IKOS board believed that such a partnership or business combination would benefit IKOS stockholders by enabling IKOS to provide existing and potential customers more of a "one-stop" shop for integrated circuit design verification solutions. In addition, the IKOS board believed that a combination with a larger company would enable IKOS stockholders to benefit from the increased visibility and stronger financial resources of a larger company.

   Over the past several years, Synopsys has established a strong position in various segments of the integrated circuit verification market. As part of its acquisition of Viewlogic Systems, Inc. in 1997, Synopsys acquired VCS, which has become a leading product in the software simulation segment of verification. VCS has also been the anchor point of Synopsys' verification solution, around which Synopsys has built other software verification solutions. Synopsys has expanded its verification tool offering through both acquisitions and internal development to include software tools such as the Vera(R) automated test bench tool, the CoverMeter code coverage tool, the VirSim graphical user interface, the PrimeTime(R) gate-level analysis tool and the Formality(R) formal verification product. As part of its long-term verification strategy, Synopsys believes that it will become increasingly important to offer a more complete range of verification technologies, which are tightly linked in an integrated offering. The merger offers the opportunity for Synopsys to broaden its verification portfolio and to better serve its customers' needs.

   In 1997 IKOS received an unsolicited inquiry from Mentor Graphics Corporation regarding a potential business combination. Although IKOS engaged in preliminary discussions with Mentor in response to the inquiry, the discussions were terminated by Mentor without explanation prior to any formal acquisition or business combination proposal.

   In August 1999, representatives of Synopsys and IKOS met to discuss IKOS' technology with a view towards a possible strategic transaction between the two companies, including a business combination, strategic alliance or cash investment by Synopsys. Representatives of Synopsys and IKOS met again in September 1999 to continue discussions and to conduct a further review of IKOS' technology and certain IKOS financial information, including forecasts. In September 1999, Synopsys informed Cadence Design Systems, Inc., Quickturn's parent company, about a potential investment in an emulation company and the reasons why Synopsys believed such an investment would be permissible. Cadence subsequently sent a letter to Synopsys asserting its position that the potential investment would violate the Quickturn non-competition agreement. Although Synopsys delivered to IKOS a draft term sheet for an investment in IKOS, the parties mutually terminated such discussions in February 2000, due to, among other factors, uncertainty regarding the applicability of the Quickturn non-competition agreement to the proposed transaction.

   In late 1999, an investment banker representing IKOS contacted a representative of Mentor, concerning the possibility of a business combination transaction. The representative informed the investment banker that Mentor was not interested in pursuing such a transaction at that time.

   On May 10, 2000, at a meeting arranged by Larry Melling, IKOS' former Vice President of Business Development and Strategic Marketing, Ramon Nunez, Chief Executive Officer of IKOS, and Mr. Melling met with a representative of Mentor, in San Jose, California, to discuss how IKOS and Mentor might work together.


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   On June 7, 2000, Mr. Nunez and Robert Hum, IKOS' Senior Vice President and
Chief Operating Officer, and other IKOS representatives met with representatives of Mentor to discuss the differences between Mentor's and IKOS' emulation technology and IKOS' emulation product roadmap. Following the June 7, 2000 meeting, an independent technology consultant to Mentor met with representatives of IKOS to further evaluate IKOS' emulation technology and products. On June 16, 2000, Mentor and IKOS entered into a confidentiality and standstill agreement to permit Mentor to conduct a due diligence investigation of IKOS' business and products. During June 2000 Mentor conducted a due diligence investigation pursuant to that agreement.

   In late June 2000, a representative of Mentor contacted Mr. Melling to arrange a meeting with IKOS representatives in Paris, France. On July 6, 2000, representatives of Mentor met with Mr. Nunez, Mr. Hum and Mr. Melling in Paris to discuss the merits of a possible business combination. Shortly after this meeting, representatives of Mentor informed Mr. Nunez that before Mentor could reach any decision regarding a potential business combination transaction, Mentor needed to hire a general manager for its emulation division and evaluate the needs of its own emulation division. As a result, these discussions terminated in July 2000 without any formal proposal being submitted by Mentor for the acquisition of IKOS.

   On July 27, 2000, Mr. Nunez, Joseph Rockom, Chief Financial Officer, Vice President of Finance and Administration and Secretary of IKOS, and a representative of Mentor discussed the possibility of an original equipment manufacturing agreement between IKOS and Mentor. These discussions ended without any agreement being reached.

   In addition, in October 2000 IKOS received an unsolicited inquiry from a large EDA company other than Mentor or Synopsys and engaged in preliminary discussions regarding a potential business combination. However, these discussions were terminated prior to any formal proposal due to the potential legal and antitrust obstacles to the consummation of any proposed business combination transaction with that company.

   On November 9, 2000, a representative of Mentor met with Mr. Nunez and Gerald Casilli, Chairman of the Board of Directors of IKOS, to discuss the possibility of an introductory meeting between IKOS management and Eric Selosse, whom Mentor had hired in October 2000 to be the general manager of Mentor's emulation division. On December 5, 2000, Mr. Selosse met with Mr. Nunez and another representative of IKOS and held a general discussion concerning the emulation industry and IKOS' product lines. These discussions were terminated by Mentor without any formal acquisition proposal being made by Mentor.

   On April 17, 2001, at a meeting arranged by Mentor, IKOS management received an unsolicited oral indication of interest regarding a potential business combination transaction with IKOS. IKOS indicated a willingness to consider a proposal, but no specific terms were discussed at this meeting. Mr. Nunez stated that IKOS had engaged Needham & Company, Inc. as IKOS' financial advisor. Mr. Nunez was told that Mentor would deliver a term sheet to IKOS within approximately two weeks. IKOS consulted with Needham & Company with respect to this indication of interest. IKOS had engaged Needham & Company in 2000 to consider strategic alternatives for IKOS in 2000 and Needham & Company proceeded under that continuing engagement to assist IKOS commencing in April 2001.

   On April 19, 2001, IKOS requested that Needham & Company inquire about the level of interest from other potential strategic partners and/or candidates for a business combination transaction regarding a strategic alliance or business combination transaction with IKOS. In addition, on April 19, 2001, management developed a list of potential merger partners with Needham & Company.

   From April 19, 2001 through April 27, 2001, on behalf of IKOS, Needham & Company contacted four potential merger partners, including Synopsys, Mentor and one other EDA company, as well as one financial buyer, and requested that interested parties submit proposals for consideration.

   On April 23, 2001, Mr. Rockom left a voice mail message for a representative of Mentor, regarding the need for Mentor to enter into a new confidentiality and standstill agreement in connection with the ongoing

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discussions regarding a potential business combination transaction. Mr. Rockom also called another representative of Mentor stating that Mentor would be required to execute a new confidentiality and standstill agreement. Mr. Rockom recognized that Mentor was already party to a confidentiality and standstill agreement with IKOS dated June 16, 2000, which had six month standstill and nonsolicitation covenants that had expired. Accordingly, Mr. Rockom wanted Mentor to enter into a new confidentiality and standstill agreement with new two-year standstill and nonsolicitation covenants, which would apply from the date of such agreement. However, recognizing that Mentor was already bound by the existing nondisclosure agreement, and in order to facilitate discussions between Mentor and IKOS toward a mutually beneficial transaction, after leaving these voice mails, Mr. Rockom furnished Mentor with projections prepared by IKOS for fiscal years 2001 and 2002.

   Following receipt of the projections prepared by IKOS, the representative for whom Mr. Rockom had left a voice mail message faxed to Mr. Rockom a copy of the June 16, 2000 confidentiality agreement between Mentor and IKOS. In a voice mail message and telephone conversation, a representative of Needham & Company informed the representative of Mentor that the June 16, 2000 confidentiality agreement would not be acceptable to cover further contemporaneous discussions in light of IKOS' need for, among other things, new standstill and nonsolicitation periods. No new confidentiality and standstill agreement was entered into between Mentor and IKOS.

   In a voice mail message left with a representative of Mentor on April 26, 2001, a representative of Needham & Company stated that since IKOS had received multiple expressions of interest regarding a potential acquisition, IKOS was commencing a bid procedure with bids due on May 4, 2001. On April 29, 2001 a representative of Needham & Company and the representative of Mentor had a telephone conversation during which the representative of Mentor indicated that Mentor was interested in negotiating an acquisition of IKOS, but would not participate in the bidding process outlined by IKOS and Needham & Company.

   On April 30, 2001, Synopsys and Needham & Company, on behalf of IKOS, entered into a non-disclosure agreement in order to permit Synopsys to conduct a due diligence investigation of IKOS' business and technology. On the same date, Needham & Company, on behalf of IKOS, delivered to Synopsys projections of IKOS' financial results for the third and fourth quarters of fiscal 2001 and fiscal year 2002.

   On May 2 and May 3, 2001, Aart de Geus, Chairman of the Board and Chief Executive Officer of Synopsys, Chi-Foon Chan, President and Chief Operating Officer of Synopsys, Brad Henske, Chief Financial Officer of Synopsys, John Chilton, Senior Vice President, IP and Systems Group of Synopsys, and Steve Shevick, Vice President and General Counsel of Synopsys, met with Ramon Nunez, President and Chief Executive Officer of IKOS, Robert Hum, Chief Operating Officer of IKOS, and Chris Ditzen, Vice President of Business Development of IKOS, to discuss IKOS' business, products, markets, sales channels, and financial results.

   On May 4, 2001, Needham & Company, on behalf of IKOS, received a proposal for a business combination transaction with IKOS from the other EDA company contacted by Needham & Company (this company was neither Synopsys nor Mentor). Needham & Company and IKOS management engaged in preliminary discussions with this EDA company regarding its proposal. On May 5, 2001, Mentor reiterated to Needham & Company that Mentor did not want to participate in the bidding process for IKOS and that it would not make a proposal to acquire IKOS. IKOS received no other indication of interest from other potential merger partners.

   On May 5, 2001, Dr. de Geus and Mr. Nunez held a conference call to discuss a possible proposal for a business combination transaction from Synopsys.

   On May 7, 2001, Needham & Company, on behalf of IKOS, received a proposal from Synopsys to enter into a business combination transaction with IKOS. Synopsys delivered to IKOS a non-binding term sheet with respect to the proposed transaction on May 8, 2001. In the preliminary term sheet, Synopsys proposed that the price per IKOS share be set based upon the financial results of IKOS during the pre-closing period. Synopsys proposed this structure as a result of the difficulty of determining IKOS' value in June 2002, when the

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Quickturn non-competition agreement was to expire. Representatives of IKOS management and Needham & Company engaged in preliminary negotiations with Synopsys representatives on the terms of the proposal. The negotiations included discussions of Synopsys' proposed method of setting the price per IKOS share. As the parties could not agree upon a fixed price for IKOS, negotiations centered on the range of revenue and profit-before-tax levels that would determine the IKOS price per share.

   At a meeting of the IKOS board held on May 9, 2001, IKOS' management and Needham & Company representatives reviewed with the IKOS board the current status of the proposals from Synopsys and the other EDA company for a business combination. The IKOS board received advice from outside legal counsel regarding the fiduciary duties of the board in considering business combination proposals. The IKOS board also received preliminary advice from outside legal counsel on the Quickturn non-competition agreement.

   The IKOS board compared the financial terms of the proposals, as well as the proposed termination fees and other deal protection devices. Synopsys had offered a range of fixed value to be paid in Synopsys stock, from $12 to $20 per share, depending on IKOS' financial performance (revenues plus change in backlog and profit before taxes) during the 12 months ending June 30, 2002. The lowest value in the range of merger consideration represented a premium to the current market price of IKOS common stock, and assumed flat revenue during the measurement period compared to IKOS' prior 12 month financial results and a PBT level based on IKOS' projections for the 12 months ending June 30, 2002. Synopsys' proposal conditioned the transaction, among other conditions, on IKOS's achievement of $75 million in revenue plus change in backlog and a to-be-negotiated minimum profit before tax. Management advised the IKOS board that it believed flat performance compared to the prior four quarters' financial results was achievable, based on IKOS's competitive position and current demand for its products. In contrast, the other EDA company's proposal represented a narrower range of fixed values below the mid-point of the Synopsys range, and potentially lower depending on option treatment, but was not conditioned on IKOS's financial performance. The IKOS board discussed with its financial advisor the range of merger consideration provided by Synopsys and concluded that the Synopsys offer provided more potential value to IKOS stockholders than the other EDA company's terms at the midpoint and higher levels of Synopsys' proposal. The IKOS board concluded that the other conditions to closing in the two proposals were similar, and noted that the proposal from the other EDA company requested more deal protection, including a higher breakup fee and a stock option.

   The IKOS board considered the likelihood of consummation of the respective transactions, taking into account regulatory review and other factors, as well as risks related to the length of the pre-closing period for the transaction proposed by Synopsys. The Board recognized that the Quickturn non-competition agreement was due to expire in June 2002, which was still more than a year in the future. The IKOS board considered the risks of an extended period between signing and closing. These included the risks that unanticipated events in IKOS' business or industry could result in failure of a closing condition or that operating covenants could restrict IKOS' business in unanticipated ways as a result of a changing business climate. The IKOS board concluded that it was reasonable to incur these risks at this time, weighing these risks, which might not materialize, against the significant value to IKOS stockholders provided by the significant premiums represented by the Synopsys proposal to the likely trading prices for IKOS common stock if IKOS achieved the various revenue and profit levels as an independent company. The IKOS board concluded that the proposal from the other EDA company had a very significant risk of nonconsummation due to potential antitrust issues and that regulatory review would potentially delay the closing of the other transaction for as long as the remaining period under the Quickturn non-competition agreement. The IKOS board concluded that the potential delay caused by the expected regulatory review created similar risks as the delay required by the Quickturn non-competition agreement. The IKOS board concluded that the risk of nonconsummation was significantly higher for the other transaction than for the Synopsys proposal, taking into account the potential antitrust risks of the other proposal compared to the risks attendant to the financial performance and employee retention conditions in the Synopsys transaction.

   The IKOS board discussed with its financial advisor and management the possibility of receiving offers from other third parties. Needham & Company representatives advised the IKOS board that Mentor had indicated that it would not be making a proposal. Neither Needham & Company nor IKOS received any contact

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or expression of interest from Mentor between May 5 and May 9, 2001 regarding a possible acquisition of IKOS. The IKOS board noted that Mentor had previously engaged in preliminary discussions to acquire IKOS and had terminated those discussions without making any acquisition proposal. The IKOS board concluded there were no other likely potential merger partners and that it was unlikely that IKOS would receive any other offers at this time. Accordingly, the IKOS board acknowledged that although there would be greater benefit to IKOS stockholders if a business combination between IKOS and a large EDA company could be closed promptly, no such proposal was likely to be received. IKOS' management then made a presentation on the expected synergies, benefits and risks of each proposal. The IKOS board compared the respective businesses of the two potential merger partners and concluded that there were more synergies and benefits likely from a merger with Synopsys, including easier product integration and more significant contributions of value by IKOS to Synopsys' business going forward.

   The IKOS board discussed with management the risks and benefits attendant to IKOS continuing as an independent company. IKOS' management discussed the difficult economic environment facing capital equipment suppliers like IKOS and the resulting uncertainty for IKOS' financial performance in both the near and longer term. In particular, the IKOS board noted that the expected continuing slowdown in the semiconductor and personal computer industries in 2001 would, depending on the length and depth of such slowdowns, adversely impact customer demand and lengthen sales cycles for IKOS products. IKOS management advised that although it currently expected customer demand to recover in early 2002, the lack of visibility into the length and depth of the economic slowdown created risks for IKOS as a stand-alone company over the next year. The IKOS board discussed with its advisors and management the conditions for minimum revenue plus change in backlog and profit before taxes in the Synopsys offer. Management advised that, based on current sales activity, demand for IKOS products and IKOS' current competitive position, management believed it was likely that the financial performance conditions could be met. The IKOS board discussed Synopsys' unwillingness to reduce or forego these conditions in light of the pre-closing period dictated by the covenant not to compete. Based on the current assessment of economic conditions, and the lack of visibility as to the length and depth of the expected downturn, the IKOS board concluded there was some risk of IKOS not meeting the financial performance conditions, but believed this risk was more than offset by the value of the transaction to IKOS stockholders represented by the range of merger consideration. The IKOS board also considered the potential benefits to IKOS from an announcement of a merger agreement with a strong partner at the beginning of an economic downturn given the potential concerns of customers of a small supplier like IKOS surviving a significant downturn, even though the Quickturn non-competition agreement prevented the closing of the merger until at least June 2002.

   The IKOS board considered the possibility of remaining independent and delaying discussions regarding a possible business combination with any potential partner until the Synopsys covenant not to compete was close to expiration. The IKOS board took into account that there was no assurance that any potential merger partner, including Synopsys, might be willing to offer in 2002 a premium such as that represented by the current Synopsys proposals based on various possible financial results. The IKOS board also noted that there was no assurance that any potential merger partner might be willing to acquire IKOS at any price in 2002, given the uncertain economic outlook for capital equipment suppliers. The IKOS board concluded, based on these discussions, that the Synopsys offer represented the most attractive alternative available to IKOS, assuming that a mutually agreeable definitive merger agreement could be negotiated. Accordingly, the IKOS board authorized management to negotiate revisions to the term sheet with Synopsys to clarify that IKOS would have a right to terminate the merger agreement on receipt of a superior offer, and subject to such revision, to enter into a 30 day no-shop agreement with Synopsys to permit negotiation of a definitive merger agreement and completion of Synopsys' due diligence.

   On May 9, 2001, Synopsys and IKOS delivered a revised non-binding term sheet setting forth proposed terms for a possible strategic combination of IKOS and Synopsys. Also on that date, Synopsys and IKOS entered into a letter agreement in which IKOS agreed not to solicit or negotiate an alternative acquisition proposal by a party other than Synopsys until June 9, 2001.


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   From time to time after the execution of the May 9, 2001 letter agreement between IKOS and Synopsys, representatives of Needham & Company received oral indications from Mentor regarding Mentor's apparent interest in acquiring IKOS. In light of IKOS' obligations under its agreement with Synopsys, Needham & Company did not respond to Mentor's indications of interest. At no time did Mentor submit any written indication of interest to IKOS or its representatives, nor did Mentor communicate any proposal, either orally or in writing, to IKOS or its representatives.

   On May 11, 2001, senior executives of Synopsys met with senior executives of IKOS at Synopsys' offices in Mountain View, California to conduct further due diligence on IKOS' business and technology. Simultaneously, attorneys from Brobeck, Phleger & Harrison LLP, outside legal counsel to Synopsys, and Gray Cary Ware & Freidenrich LLP, outside legal counsel to IKOS, met with Mr. Shevick of Synopsys at the same location to discuss the timing and key issues relating to further due diligence and preparation of key agreements.

   Between May 11, 2001 and July 2, 2001, executives and technical teams from both Synopsys and IKOS, and attorneys from Synopsys, Brobeck and Gray Cary, held numerous meetings and conference calls to conduct due diligence. On May 25, 2001, the Synopsys board of directors held a meeting at which the status of the merger discussions and due diligence was reviewed.

   At a special meeting of the IKOS board of directors on May 25, 2001, Mr. Nunez reported to the IKOS board that Needham & Company had received contacts from investment bankers representing the other EDA company that had previously made a transaction proposal, and that Needham & Company had advised the other party's bankers that the no-shop agreement prevented any further dialogue. Outside legal counsel made presentations regarding the board's fiduciary duties and the Quickturn non-competition agreement.

   On May 28, 2001, Brobeck delivered a draft merger agreement to Gray Cary. Between May 28, 2001 and July 2, 2001, Synopsys and IKOS and their respective outside legal counsel negotiated the terms of the merger agreement and related agreements.

   At a special meeting of IKOS' board of directors on June 1, 2001, IKOS management briefed the IKOS board on the progress of negotiations with Synopsys. The IKOS board reviewed the material terms of the draft merger agreement, including the proposed pricing structure, conditions to closing, the proposed no-shop covenant, termination provisions and the size and triggering events for proposed termination fees, pre-closing covenants and other provisions of the merger agreement. The IKOS board discussed the risks and benefits of the proposed merger. In particular, the IKOS board discussed the risk of not achieving the financial performance conditions. In connection with the proposed financial performance conditions, the IKOS board discussed with management the outlook for IKOS in light of the difficult current economic environment, particularly the current slowdown experienced by semiconductor and personal computer industries, and its possible effect on IKOS' prospects in the near and longer term, including reduced demand and lengthening sales cycles. The IKOS board discussed current sales activity and demand for IKOS products, and expected future performance with or without an economic recovery. The IKOS board also considered other alternatives available to IKOS, including the possibility of entering into discussions with other potential merger or strategic partners after the expiration of the exclusivity period with Synopsys, or IKOS remaining independent. The IKOS board authorized IKOS management and legal counsel to continue negotiations.

   At a special meeting of the IKOS board of directors on June 5, 2001, Needham & Company reviewed with the IKOS board a detailed financial analysis regarding the proposed merger, and responded to questions from the IKOS directors. IKOS' outside legal counsel reviewed the revised draft of the merger agreement and key terms of related agreements with the IKOS board. The IKOS board discussed and provided direction regarding the negotiating strategy of key terms, including the proposed range of and triggering events for termination fees, the no-shop covenant, the conditions to closing, pre-closing operating covenants, the contingent consideration due on achievement of various revenue and profit-before-tax levels and the definitions of these terms. The IKOS board directed that the agreement be revised to narrow the conditions and the events triggering payment of a termination fee, reduce the size of the proposed termination fees, clarify the IKOS

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board's right to consider alternative offers in certain circumstances and provide greater flexibility as to IKOS' ability to enter into material contracts, licensing transactions, indebtedness, capital expenditures, acquisitions and strategic relationships during the pre-closing period. The IKOS board also directed that the agreement be revised to exclude certain expenses in calculating profit before tax and include certain items in backlog.

   At a special meeting of the IKOS board of directors on June 6, 2001, IKOS' management and outside legal counsel updated the IKOS board on the progress of negotiations and advised that Synopsys had requested an extension of the no-shop agreement to complete certain due diligence. The IKOS board reviewed the key remaining issues in the merger agreement and related agreements. The IKOS board of directors discussed these open issues and the request by Synopsys to extend the no-shop agreement. The IKOS board considered the risks and benefits of the proposed extension, as well as other alternatives available to IKOS. The IKOS board authorized IKOS management to extend the no-shop agreement through June 27, 2001 to allow Synopsys to complete its due diligence review, assuming that certain remaining key open business issues, including the exclusion of certain expenses from the calculation of profit before tax, the inclusion of certain items in calculating backlog, narrower conditions to closing, and less restrictive operating covenants, and more favorable terms relating to termination expenses and the no shop covenant, could be resolved prior to such extension. IKOS management and outside counsel negotiated those open points to resolution consistent with the IKOS board's direction on June 7, 2001. As part of this negotiation, the parties agreed to revise the financial performance conditions that IKOS must achieve during the 12-month measurement period so that the minimum level of revenue plus change in backlog would be reduced to $70 million (down from $75 million in the term sheet) and the minimum level of profit before tax would be break-even or $0, subject to IKOS board approval. The consideration in Synopsys common stock to be paid at the low end of IKOS' financial performance levels remained at $12 per share.

   On June 9, 2001, Synopsys and IKOS entered into a letter agreement to extend the no-shop period of the May 9, 2001 letter agreement for an additional three weeks, to June 27, 2001.

   On June 25, 2001, the Synopsys board held a special meeting to review the merger agreement and due diligence issues. After discussion, the Synopsys board approved the merger agreement and the merger, subject to satisfactory completion of due diligence and resolution of outstanding business points and legal issues.

   At a special meeting of the IKOS board on June 25, 2001, Needham & Company made an oral presentation updating its financial analyses regarding the proposed merger. IKOS' management updated the IKOS board on the progress of negotiations and Synopsys' due diligence review. IKOS management reviewed the preliminary outlook on IKOS' third quarter results which were still being finalized. Outside legal counsel summarized the status of the negotiations on the merger agreement and related agreements. The IKOS board reviewed the outstanding business issues and authorized continued negotiations.

   On June 25, 2001, Mr. Nunez and Dr. de Geus discussed open business issues in connection with the proposed merger, and the potential for a revised IKOS' plan based on anticipated financial results for the quarter ended June 30, 2001 and the difficult economic environment facing capital equipment vendors.

   On June 26, 2001, Dr. de Geus discussed with Mr. Nunez proposed adjustments to the pricing structure and the financial performance conditions for the merger. Dr. de Geus proposed that, in order to increase deal certainty, the revenue and profit-before-tax conditions be reduced from $70 million and break-even to $50 million and a $10 million loss, respectively. Dr. de Geus proposed that Synopsys would offer a corresponding range of value from $6 to $12 in Synopsys shares if IKOS achieved the financial performance levels in the range of $50 million to $70 million in revenue plus change in backlog and a $10 million loss to break-even in profit before tax. These performance levels had not been covered in the previous pricing structure. No changes were proposed for the higher price and financial performance levels previously addressed by the parties.

   At a special meeting of the IKOS board of directors on June 27, 2001, IKOS management updated the IKOS board on the proposed revisions to the pricing structure and financial performance conditions to permit a

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lower range of performance, with lower values of merger consideration for the lower performance levels. Although the IKOS board knew of no other similar transaction in which a similar range of consideration was offered depending on future financial performance, the IKOS board believed that, considering the current state of the U.S. and international economy as a whole and specifically the technology and semiconductor industries, the consideration provided at each level of financial performance would likely represent a premium to the trading price of IKOS common stock for such financial performance levels. The IKOS board took into account the preannouncement of disappointing financial results by certain customers and industry participants which had been published in the past few weeks, and the likely impact of an apparent worsening of the economic downturn on customers, which the IKOS board expected to result in reduced current demand for IKOS products and lengthening sales cycles. The IKOS board took note of expected customer concerns in a severe economic downturn as to the continued viability of small suppliers like IKOS, and the possible benefit of the announcement of a merger agreement with Synopsys in addressing such concerns, even if the closing was scheduled for mid-2002. In addition, IKOS' management and IKOS' outside legal counsel reviewed in detail a revised employee retention condition with the IKOS board. The IKOS board of directors reviewed the risks and benefits of the proposed merger and reviewed other alternatives to the proposed merger with Synopsys, including continuing as an independent company, and their relative benefits and risks. The IKOS board adjourned to receive advice from Needham & Company.

   A second special meeting of the IKOS board of directors was held in the evening of June 27, 2001. Mr. Nunez updated the IKOS board regarding the results of negotiations since the IKOS board meeting earlier that morning. Needham & Company reviewed with the IKOS board the revised pricing structure and orally updated Needham & Company's financial analyses regarding the proposed merger. Needham & Company delivered to the IKOS board its oral opinion (subsequently confirmed in writing) that the exchange ratio was fair to IKOS' stockholders from a financial point of view. The IKOS board discussed the risks and benefits of the proposed transaction, taking into account the revised terms, and considered other alternatives and their relative risks and benefits. The IKOS board concluded that the revised terms provided lower values at lower performance levels, but that these terms increased deal certainty, and continued to represent premiums to expected trading prices if IKOS achieved the lower performance levels. After discussion, the IKOS board concluded that the proposed merger was the most attractive alternative available to IKOS, and was fair to and in the best interests of the IKOS stockholders, and approved the merger agreement, the merger and the related agreements, assuming that the final resolution of the remaining open business issues was consistent with the IKOS board's direction. The open business issues included reduction on the size of the termination fee, revisions to the employee retention condition to increase IKOS' ability to satisfy the condition and the terms of employee non-competition and severance agreements. The IKOS board also authorized the extension of the no-shop agreement through July 2, 2001 to permit final negotiations to be completed.

   On June 27, 2001, Synopsys and IKOS entered into a letter agreement to extend the June 9, 2001 letter agreement to July 2, 2001.

   On July 2, 2001, Dr. de Geus and Mr. Nunez signed the definitive merger agreement, with terms consistent with IKOS board direction, on behalf of their respective companies at Synopsys' headquarters. The parties to the voting agreements signed the voting agreements and the Chief Operating Officer signed his employment agreement with Synopsys, effective upon the closing of the merger. Also on July 2, 2001, the parties issued a joint press release announcing the signing of the merger agreement.

   On August 1, 2001, the parties amended the merger agreement to clarify the amount of the bonus plan in the event that the merger closes prior to June 30, 2002, and the IKOS board approved and ratified the merger agreement, as amended.

   In the evening of December 6, 2001, Mr. Gregory Hinckley, President and Chief Operating Officer of Mentor, hand delivered to Mr. Nunez a letter addressed to the IKOS board containing an unsolicited proposal to acquire all of the outstanding shares of IKOS through a cash tender offer for $11.00 per share. The letter did

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not contain a complete description of the proposal, and in particular omitted a summary of the conditions to the Mentor tender offer's consummation.

   Also on December 6, 2001, Mentor and Fresno Corporation, a Delaware corporation and wholly-owned subsidiary of Mentor, or Fresno, filed a lawsuit in the Court of Chancery of the State of Delaware against IKOS, the IKOS board, Synopsys and Oak Merger Corporation alleging, among other things, that the termination fee set forth in the merger agreement is unreasonable, that certain operating restrictions and other conditions set forth in the merger agreement impose onerous restrictions on the authority of the IKOS board to manage IKOS and that the no-shop provision set forth in the merger agreement insofar as it has effect after the IKOS stockholders approve the merger agreement is too onerous. This lawsuit further alleges that the members of the IKOS board breached their fiduciary duties in connection with the merger agreement and that Synopsys and Oak Merger Corporation aided and abetted such breaches. This lawsuit seeks, among other remedies, injunctive and declaratory relief, including an order enjoining the enforcement of the no-shop provisions and termination fee in the merger agreement, and unspecified damages.

   On Friday, December 7, 2001, Mentor and Fresno commenced a cash tender offer to acquire all outstanding shares of IKOS common stock at $11.00 per share subject to certain conditions. Mentor filed with the SEC a Schedule TO outlining the principal terms and conditions of the Mentor tender offer and a
Schedule 13D disclosing that it had acquired 841,600 shares of IKOS common stock, representing approximately 9% of the total outstanding shares of IKOS. In particular, the Schedule TO revealed that the Mentor tender offer was conditioned upon IKOS not paying the termination fee of $5.5 million otherwise due to Synopsys under the merger agreement upon a termination of the merger agreement for a Superior Proposal (the "Termination Condition") and numerous other conditions.

   On December 7, 2001, Mentor and Fresno filed a lawsuit in the United States District Court for the District of Delaware against IKOS seeking an order and judgment from the Court declaring that the Mentor tender offer and Schedule TO and Mentor's Schedule 13D do not violate the federal securities laws and that Mentor did not violate federal insider trading laws when it purchased shares of IKOS common stock on the open market beginning in July 2001 and when it made the Mentor tender offer.

   On Friday, December 7, 2001, IKOS issued a press release stating that Mentor had commenced the Mentor tender offer and that the IKOS board would consider the Mentor tender offer consistent with its fiduciary duties and that it would respond on or before December 20, 2001.

   At a special meeting of the IKOS board on December 8, 2001, Needham & Company provided the IKOS board with a preliminary summary of the financial terms and conditions of the Mentor tender offer. The IKOS board also received advice from Gray Cary regarding the IKOS board's fiduciary duties to the IKOS stockholders, IKOS' contractual obligations under the merger agreement and the terms and conditions of the Mentor tender offer. Gray Cary also provided a preliminary summary of the lawsuits filed by Mentor against IKOS.

   On December 10, 2001, the IKOS board met again to discuss and consider the Mentor tender offer and related matters. The IKOS board consulted with Needham & Company regarding the financial terms of the Mentor tender offer. The IKOS board also received advice from Gray Cary regarding its contractual rights and obligations under the merger agreement, including the IKOS board's right to engage in negotiations and provide information in connection with a Superior Proposal (as defined under the merger agreement), and IKOS' right to terminate the merger agreement in favor of a Superior Proposal, and the process and timing of the IKOS board's decision and recommendation to the IKOS stockholders. The IKOS board discussed the conditions to the Mentor tender offer and the merger and requested that Needham & Company prepare and present at the next board meeting financial analyses comparing the terms of the Mentor tender offer to the merger from a financial point of view.


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   At a special meeting of the IKOS board on December 12, 2001, Needham &
Company presented to the IKOS board financial analyses comparing the terms of the Mentor tender offer to the merger from a financial point of view. The IKOS board determined, based on the information available to it, that the Mentor tender offer was a bona fide proposal, and that it was likely that the Termination Condition would either be waived by Mentor or alternatively that Mentor would permit IKOS to pay the termination fee and offer IKOS stockholders a per share price equal to $11.00 per share less the $5.5 million termination fee. Needham & Company provided analyses of the Mentor tender offer compared to the merger in light of these alternatives. The IKOS board noted that the Mentor tender offer was proposed to be consummated in January 2002, although an extension was likely, while the merger was scheduled to close in July or August 2002.

   The IKOS board discussed with its financial and legal advisors the conditions contained in the Mentor tender offer, including the Termination Condition, which precludes IKOS from paying any portion of the termination fee required in the event IKOS terminates the merger agreement, as well as other conditions to the Mentor tender offer. The IKOS board then reviewed the conditions in the merger agreement, including the minimum financial performance conditions and the employee retention condition.

   After review and discussion of the terms and conditions of the Mentor tender offer, including the likelihood and timing of its consummation, and after consultation with Needham & Company, the IKOS board determined that the Mentor tender offer would result in a transaction more favorable to the IKOS stockholders from a financial point of view than the merger (defined in the merger agreement as a "Superior Proposal"). The IKOS board also determined, after consultation with its outside legal counsel, that it was necessary in the exercise of its fiduciary duties to the IKOS stockholders to engage in discussions with Mentor, disclose to Mentor nonpublic information relating to IKOS and grant Mentor access to IKOS properties, subject to compliance with IKOS' obligations under the merger agreement. Gray Cary communicated these determinations to Synopsys by letter dated December 12, 2001. Mr. Nunez further communicated these determinations orally to Aart de Geus, Chairman of the Board and Chief Executive Officer of Synopsys and Steve Shevick, Vice President and General Counsel of Synopsys. In his telephone conversation with Mr. Shevick, Mr. Nunez informed Mr. Shevick that two of the considerations underlying the IKOS board's determinations were overall deal certainty and deal value. In this same conversation, Mr. Nunez confirmed that, if IKOS achieved its plan, the value of the merger consideration would be between $11 and $12 per IKOS share. Mr. Nunez also stated that the IKOS board noted that there was significant risk associated with the achievement of the revenue plan. On the same day, outside legal counsel for IKOS transmitted to outside legal counsel for Mentor a nondisclosure agreement containing identical terms to the confidentiality agreement between IKOS and Synopsys.

   On December 17, 2001, outside legal counsel for Mentor contacted Gray Cary to advise that Mentor was unwilling to sign the nondisclosure agreement in the form proffered. On December 18, 2001, outside legal counsel for Mentor, in a letter to Gray Cary, proposed that IKOS waive in favor of Mentor, Synopsys and any other third party signing the nondisclosure agreement certain provisions of the nondisclosure agreement which benefit IKOS, including the standstill and nonsolicitation covenants.

   At a special meeting of the IKOS board on December 18, 2001, the IKOS board reviewed with its financial advisors and outside legal counsel the terms and conditions contained in the Mentor tender offer. The IKOS board took note of the numerous conditions of the Mentor tender offer, including the Termination Condition which requires that no fee can be paid by IKOS in connection with the termination of the merger agreement. The IKOS board concluded that, although Mentor is challenging the termination fee provided for in the merger agreement in Delaware court, the IKOS board has no right to avoid the fee otherwise payable to Synopsys under the merger agreement in connection with the termination of the merger agreement by IKOS in favor of a Superior Proposal. The IKOS board took note that for purposes of considering in good faith whether the Mentor tender offer "would result in" a superior proposal under the Synopsys merger agreement, the IKOS board considered that, because the Mentor tender offer appeared bona fide, it was likely that Mentor would eventually either waive the condition or permit IKOS to pay the fee and reduce the consideration to the stockholders. The IKOS board was now called upon to consider whether IKOS stockholders should currently

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

tender shares in the Mentor tender offer, and recognized that currently the condition that IKOS not pay the termination fee to Synopsys in any termination of the merger agreement by IKOS in favor of the Mentor tender offer could not be satisfied and that therefore the Mentor tender offer could not be consummated, without action by Mentor, Synopsys or the Delaware courts, all of which were beyond IKOS' control. The IKOS board believed that the decision to enter the merger agreement which included the termination fee provision was consistent with the IKOS board's fiduciary duties. The IKOS board also noted that, although the IKOS board had determined that the Mentor tender offer would result in a transaction more favorable to IKOS stockholders from a financial point of view than the merger under the Synopsys merger agreement, the terms of the merger agreement restrict IKOS from engaging in any discussions or providing any nonpublic information or access to Mentor until such time that Mentor becomes a party to a nondisclosure agreement no less restrictive than the confidentiality agreement between Synopsys and IKOS.

   The IKOS board took note that Gray Cary had delivered a form of nondisclosure agreement to outside legal counsel for Mentor on December 12, 2001, Mentor had not executed the nondisclosure agreement and that Mentor was requesting a waiver of certain provisions for the benefit of IKOS in the nondisclosure agreement, including the standstill and nonsolicitation covenants in favor of Mentor, Synopsys and any other third party who signed nondisclosure agreements. The IKOS board, after consultation with Gray Cary, concluded that the proposed waiver would potentially violate IKOS' obligations under the merger agreement. The IKOS board took note that the Synopsys merger agreement requires as a condition of IKOS engaging in discussions or negotiations or providing nonpublic information or access to properties that IKOS enter into a nondisclosure agreement containing terms at least as restrictive as those applicable to Synopsys, and does not contemplate a unilateral waiver of the terms by IKOS. Accordingly, the IKOS board took note that the merger agreement gives Synopsys a contractual right to insist that all terms in the confidentiality agreement in its current form be applied to a competing bidder. The IKOS board further determined that the waiver was not in the best interest of IKOS and the stockholders, because the provisions for which a waiver was proposed were applicable to Synopsys, and were all for the benefit of IKOS. In particular, the IKOS board recognized that the nonsolicitation covenant protected IKOS employment relationships for its benefit and the standstill encouraged bidders to put their highest bid forward and negotiate directly with the IKOS board, which was in the best position to maximize stockholder value. The IKOS board authorized and directed Gray Cary to advise Mentor of these determinations.

   The IKOS board then noted that under certain conditions it had the right to terminate the merger agreement in favor of an agreement constituting a Superior Proposal but that no merger agreement had been proffered by Mentor. The IKOS board considered the risks to the IKOS stockholders in the event the merger agreement is terminated without IKOS having negotiated a merger agreement with Mentor, including Mentor's ability unilaterally to withdraw the Mentor tender offer or reduce the consideration payable under the Mentor tender offer. The IKOS board concluded that it was in the best interests of IKOS stockholders for IKOS to continue to comply with the terms of the merger agreement. In light of the condition that IKOS not pay the termination fee, which could not be satisfied, and the absence of a negotiated merger agreement with Mentor, the IKOS board concluded that the IKOS stockholders should not tender their shares in the Mentor tender offer. The IKOS board unanimously determined to recommend that the IKOS stockholders reject the Mentor tender offer and not tender their shares in the Mentor tender offer. The IKOS board also unanimously reaffirmed its recommendation of the merger and the merger agreement for the reasons set forth above.

   On December 18, 2001, Gray Cary, by a letter to outside counsel to Mentor, declined Mentor's request for a waiver of certain provisions of the nondisclosure agreement.

   At a special meeting of the IKOS board on December 19, 2001, the IKOS board reviewed with Needham & Company and Gray Cary the proposed recommendations of the IKOS board regarding the Mentor tender offer and the merger and unanimously authorized the publication of the recommendations in a Schedule 14D-9 filed with the Securities and Exchange Commission on December 20, 2001 and the issuance of a press release announcing its recommendations on December 20, 2001.


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   On that same date after close of the trading markets, Dr. de Geus and Mr.
Shevick telephoned Mr. Nunez to inquire as to IKOS' position with regard to the Mentor tender offer and Mr. Nunez advised them of the IKOS board's recommendations. The Synopsys representatives affirmed Synopsys' support for the merger on the terms set forth in the merger agreement.

   On the evening of the same date, Gray Cary received a letter from Brobeck in response to the notice under Section 5.2 of the merger agreement provided by IKOS' legal counsel to Synopsys on December 12, 2001. In that letter, Synopsys questioned whether Mentor's bid rises to the level of a "Superior Proposal" within the meaning of the merger agreement, and urged IKOS to reconsider its assessment of Mentor's tender offer.

   On December 20, 2001, IKOS issued a press release announcing the recommendations of the IKOS board that IKOS stockholders reject the Mentor tender offer and not tender their IKOS shares, and that they vote in favor of the merger, and filed a Schedule 14D-9 setting forth the IKOS board's recommendations and the reasons for such recommendations.

   On December 21, 2001 Gray Cary responded to the December 19, 2001 letter from Brobeck, advising that Synopsys' request for the IKOS board to reconsider its determination that the Mentor tender offer would result in a Superior Proposal would be considered at IKOS' next board meeting. The letter noted that the Schedule 14D-9 filed by IKOS on December 20, 2001 provides the reasons for the IKOS board's determination and addresses the issues raised in the letter received from outside legal counsel for Synopsys.

   Mentor issued a press release on December 27, 2001 indicating that the Mentor tender offer was extended until January 25, 2002 and filed an amendment to its Schedule TO to that effect.

   Following the announcement of the Mentor offer, representatives of IKOS and Synopsys have met with each other from time to time to discuss the status of the proposed merger, the implementation of the terms of the merger agreement and the effect of the Mentor tender offer on the proposed merger.

   On January 16, 2002, counsel for Mentor delivered a letter to Gray Cary enclosing a draft merger agreement executed by Mentor for consideration by the IKOS board. On that same date, IKOS issued a press release confirming receipt of the letter and the draft merger agreement and indicating that the IKOS board would consider the merger agreement consistent with its fiduciary duties and its obligations under its current merger agreement with Synopsys.

   At a special meeting on January 21, 2002, the IKOS board reviewed the January 16, 2002 correspondence from Mentor's outside counsel and the terms and conditions of the merger agreement proffered in executed form by Mentor pursuant to that correspondence. The IKOS board received advice from Gray Cary on its fiduciary duties regarding the Mentor January 16th proposal and IKOS' contractual rights and obligations under the Synopsys merger agreement, including IKOS' right to engage in discussions and negotiate with regard to a superior proposal (as defined in the Synopsys merger agreement) and IKOS' right to terminate in favor of a proposal "constituting a Superior Proposal." The IKOS board took note that the Mentor January 16th proposal was irrevocable until January 31, 2002.

   Needham & Company presented to the IKOS board financial analyses comparing the terms of the Mentor January 16th proposal to the Synopsys merger from a financial point of view; these analyses did not differ in any material respect from the financial analyses presented on December 12, 2001 (which are presented in part in the section of this proxy statement/prospectus entitled "--Board Review of Possible Merger Consideration" and which are set forth in their entirety in Appendix D to this proxy statement/prospectus) as the financial terms of the Mentor January 16th proposal were identical to the Mentor tender offer and the terms of the Synopsys merger had remained unchanged. The IKOS board considered the advice of management regarding IKOS' business and prospects and the risks attendant to the management revenue plan and determined that the outlook for the revenue plan was more conservative than on December 12, 2001, in light of recent announcements of potential customers indicating no improvement in their outlook in the near term; the IKOS board concluded that there continued to be significant risks associated with management's revenue plan. The

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IKOS board recognized that the consideration paid under the Synopsys merger agreement was tied to IKOS' performance under the revenue plan, with its associated risks, which compared unfavorably to the fixed consideration of $11.00 cash provided by the Mentor January 16th proposal. Statements regarding the management revenue plan and IKOS' expected performance under that plan are forward-looking statements and involve risks and uncertainties, including without limitation, current economic conditions, continued acceptance and development of IKOS' existing and new products, competition, technological changes, IKOS' ability to retain its skilled workforce, customer demand, the potential distraction of management relating to the pending cash tender offer commenced by Mentor and other risks detailed from time-to-time in IKOS' periodic reports filed with the SEC.

   The IKOS board then reviewed the conditions in the Mentor January 16th proposal, noting that the closing of the tender offer would no longer be conditioned on IKOS' not paying the termination fee to Synopsys, which removed the condition that IKOS had been unable to satisfy. The IKOS board noted, however, that although a few other conditions to the Mentor tender offer would be eliminated by the Mentor January 16th proposal, the Mentor January 16th proposal contained significant conditions which were unusual for a negotiated acquisition agreement, and which created a very high risk of nonconsummation. In particular, the IKOS board noted that the closing of the tender offer was conditioned on there being no litigation threatened or pending by any person, foreign or domestic, challenging the transaction or seeking material damages in connection with the tender offer, or imposing limitations in Mentor's ownership rights or "which in the reasonable discretion of [Mentor], might result in a diminution of the value of the Shares or the benefits expected to be derived by [Mentor] as a result of the" tender offer or the proposed agreement. The IKOS board recognized that plaintiff stockholder litigation was likely, in light of the litigation pending currently, and that a lawsuit by Synopsys, even if without merit, was possible. The IKOS board took note that these lawsuits would cause the "no litigation" condition in the tender offer to fail, even though Mentor would not be unduly harmed.

   The IKOS board also took note of the condition to the tender offer relating to extension of credit, which seemed to have no relationship to Mentor's ability to consummate the tender offer, and particularly the condition relating to market decline, which conditioned the transaction on there being no drop in any of three trading markets indices during the period the Mentor tender offer had been pending (i.e. since December 7, 2001) of more than 10%. The IKOS board viewed the market decline condition as a proxy for one of the few conditions Mentor had eliminated (no armed hostilities or other calamities) and noted the condition could easily be triggered by the effect on the market of a war, other armed conflict, natural disaster or simply high volatility in the market typical in the current troubled economic environment, and that it was particularly risky given the lengthy measurement period from December 7, 2001. The IKOS board recognized that negotiated acquisition agreements rarely have a market decline condition due to increased risk of nonconsummation which would be unacceptable to the seller.

   Moreover, the IKOS board considered the "truth of representation" condition to the Mentor January 16th proposal which, unlike the similar closing condition in Section 7.3(a) of the Synopsys merger agreement, was not measured only at closing, but instead was measured at any point in time during the tender period. The IKOS board recognized that this condition in the Mentor
January 16th proposal presented more risk than the similar closing condition in the Synopsys merger agreement. The IKOS board also reviewed the minimum condition, which required stockholders to tender at least a majority of outstanding shares of IKOS (when added to those shares owned by Mentor) on a fully diluted basis and noted that Mentor had deleted the definition of "fully diluted," making it unnecessarily difficult to determine if the condition had been satisfied. The IKOS board also reviewed the conditions to the follow-on merger, only applicable after Mentor would have purchased more than a majority of the outstanding shares of IKOS, and noted that Mentor had conditioned the closing of the merger on the truth of representations and receipt of third party consents other than consents of governmental agencies, even though Mentor would own a majority of the IKOS outstanding shares at the time of the closing. The IKOS board viewed this condition as creating a risk that stockholders who failed to tender would be stranded, and caused the Mentor January 16th proposal to have a potential coercive effect.

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   The IKOS board also took note that although under the Mentor January 16th proposal, Mentor was assuming that IKOS would pay Synopsys the $5.5 million termination fee due under the Synopsys merger agreement, Mentor had not, as is typical in a proposal by a competing bidder, offered to reimburse IKOS for such payment following IKOS' execution of the merger agreement. The IKOS board understood that Mentor had left IKOS at risk for the $5.5 million payment if the Mentor transaction was not consummated, and concluded that the risk to IKOS as to the payment of the fee was particularly acute due to the highly conditional nature of the Mentor January 16th proposal.

   The IKOS board concluded that if IKOS signed the agreement contained in the Mentor January 16th proposal "as is," there would be a significant risk of nonconsummation. The IKOS board took note that if IKOS terminated the Synopsys merger agreement and executed the agreement contained in the Mentor
January 16th proposal, and if one of the conditions to the Mentor transaction were not satisfied, Mentor could walk away from the transaction, leaving IKOS out the $5.5 million termination fee, or instead force IKOS to accept reduced consideration for IKOS stockholders. The IKOS board took note of the much shorter time during which the conditions to the Mentor January 16th proposal were likely applicable, which could be as short as ten business days after execution of the agreement, but which the IKOS board believed would not likely be longer than 30 business days after such execution (although a provision in the merger agreement extended the offer through September 14, 2002 if conditions were not satisfied). The IKOS board took note of the period the conditions in the Synopsys merger agreement were applicable, which was until a closing estimated for August 2002. The IKOS board also took note of the Synopsys merger agreement's financial performance condition and the employee retention condition, which create a significant risk of nonconsummation for the Synopsys merger, given the uncertain economy and the potential for employee turnover during a lengthy preclosing period.

   The IKOS board concluded that the Mentor January 16th proposal would result in a transaction more favorable to the IKOS stockholders from a financial point of view than the Synopsys merger agreement under Section 5.2 of the Synopsys merger agreement, given the risks associated with the management's revenue plan; the fact that the Mentor transaction offered $11.00 per share in cash regardless of IKOS' financial performance; the significantly shorter time to close the Mentor January 16th proposal; and the fact that the IKOS board believed in good faith, based on the terms of other negotiated acquisition agreements, that the conditions in the Mentor January 16th proposal creating significant risk of non-consummation would likely be able to be negotiated out of the merger agreement and that Mentor would likely be willing to reimburse IKOS for the $5.5 million breakup fee, since acquirors typically reimburse targets for breakup fees. Nevertheless, the IKOS board concluded that it was not in the best interests of the IKOS stockholders to terminate the Synopsys merger agreement in favor of the Mentor January 16th proposal, as it was presented by the letter dated January 16, 2002, in light of the continued significant risk of nonconsummation inherent in the Mentor January 16th proposal and the fact that the Mentor January 16th proposal caused IKOS to bear the risk of the $5.5 million termination fee in the event of nonconsummation of the Mentor transaction.

   Accordingly, the IKOS board unanimously concluded that the Mentor January 16th proposal would result in a transaction more favorable to the IKOS stockholders from a financial point of view than the merger under the Synopsys merger agreement, and authorized and directed Gray Cary to communicate this determination to Synopsys in compliance with the Synopsys merger agreement. The IKOS board also unanimously authorized and directed Gray Cary to deliver again to Mentor's outside counsel the form of nondisclosure agreement identical to that in place with Synopsys in order to permit negotiations to commence on the Mentor January 16th proposal. The IKOS board unanimously concluded that it was not in the best interests of IKOS stockholders to send notice to Synopsys seeking to terminate the Synopsys merger agreement in favor of the Mentor January 16th proposal, in light of the continued significant risk of nonconsummation in the Mentor January 16th proposal. The IKOS board unanimously reaffirmed its recommendations that the IKOS stockholders reject the pending unsolicited cash tender offer commenced by Mentor on December 7, 2001, and that the IKOS stockholders not tender their shares in the Mentor tender offer for the reasons stated in IKOS' Schedule 14D-9, as amended to date, which is set forth in its entirety as Appendix D to this proxy statement/prospectus. Finally, the IKOS board considered a request made by Synopsys' outside counsel, on

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behalf of Synopsys, by letter dated December 19, 2001, that the IKOS board reconsider its determinations with respect to the Mentor tender offer. For the reasons stated in IKOS' Schedule 14D-9, as amended to date, which is set forth in its entirety as Appendix D to this proxy statement/prospectus, the IKOS board declined to reconsider the determinations it had previously made with respect to the Mentor tender offer.

   On that same date, Mr. Nunez telephoned Dr. de Geus and Mr. Shevick to inform them of the IKOS board's determinations with respect to the Mentor January 16th proposal and its recommendation that IKOS stockholders reject the pending tender offer. Gray Cary transmitted notice to Synopsys of these determinations and the IKOS board's decision not to reconsider its earlier recommendations and submitted the form of nondisclosure agreement to the counsel for Mentor which upon execution by Mentor would permit negotiations to commence.

   On January 22, 2002, IKOS issued a press release announcing the IKOS board's determinations regarding the Mentor January 16th proposal and filed an amendment to its Schedule 14D-9 providing the determinations and the reasons for those determinations.

   Mentor issued a press release on January 28, 2002 indicating that the Mentor tender offer was extended until February 1, 2002 and filed an amendment to its Schedule TO to that effect. On February 4, 2002, Mentor issued a press release indicating that the Mentor tender offer was extended until February 8, 2002 and filed an amendment to its Schedule TO to that effect.

   On the evening of February 4, 2002, IKOS received a letter from Fresno, a wholly-owned subsidiary of Mentor and a record holder of IKOS common stock, requesting a special meeting of the IKOS stockholders. The requested purposes for the special meeting are to allow the IKOS stockholders to consider proposals to (1) remove all of the six members of IKOS' current board of directors, (2) elect six new directors to be nominated by Fresno to fill the vacancies on the IKOS' board resulting from the removal of the incumbent directors, and (3) repeal any provisions of the bylaws adopted by the IKOS board subsequent to the last public filing of IKOS' bylaws.

   On February 6, 2002, IKOS issued a press release announcing receipt of the request for a special meeting of stockholders, that IKOS is reviewing the request and that, if the request is determined to be valid, the IKOS board is required, pursuant to IKOS' bylaws, to determine a place and time for a special stockholders meeting not less than 120 or more than 130 days from the date of receipt of such request.

Reasons for the Merger

 Synopsys' Reasons for the Merger

   Synopsys' board has determined by the unanimous vote of the directors present that the merger is in the best interest of Synopsys and its stockholders. Synopsys' board has identified several potential benefits of the merger that it believes will contribute to the success of the combined company by:

  . allowing Synopsys to offer its customers a more comprehensive and integrated set of verification solutions by linking Synopsys' simulation, test bench automation and formal verification software tools to IKOS' hardware acceleration and emulation products;

  . enabling Synopsys' customers to obtain their verification solutions for their complex "system-on-a-chip" designs from a single supplier, creating opportunities to sell the full range of Synopsys products to customers who may only be using a limited number of Synopsys verification products and potentially reducing customers 'transactional costs by interacting with a single vendor;

  .  expanding Synopsys' customer and relationship base;

  . giving Synopsys additional expertise and a stronger strategic position to develop new verification technologies; and

  . providing new opportunities for revenue growth for Synopsys' verification products.

   The Synopsys board identified and considered a number of positive factors in approving the merger, including:

  . the favorable speed, capacity, cost and upgradeability features of IKOS' products;

  . IKOS' market position as the second largest participant in the hardware verification market combined with its favorable historical growth;

  .  the complementary nature of the two companies' products;

  .  IKOS' highly skilled workforce;

  . the attractive valuation the merger would place on IKOS for various levels of revenue and profit before tax;

  . a flexible transaction structure which rewards IKOS stockholders for higher levels of revenue and profit before tax while reducing the price Synopsys would pay for lower levels of financial performance;

  .  IKOS' potentially significant on-going research and development efforts;

  . IKOS' patent position that would allow Synopsys to enter a market in which new entrants without patents face significant barriers to entry; and

  .  the strategic alignment and cultural fit of the two companies.

   The Synopsys board also identified and considered a number of potentially negative factors in approving the merger including:

  . the length of the pre-closing period necessitated by the Quickturn non-competition agreement, which could lead to customer, supplier and employee retention problems and during which Synopsys will not enjoy the benefits of the merger;

  . the difficulty of competing in the hardware verification market in which the largest participant accounts for more than 50% of total hardware verification revenue and which has greater hardware verification marketing efforts and a larger hardware verification sales force;

  . the potential for litigation regarding Synopsys' non-competition agreement with Quickturn; and

  . the potential impact of current and potential patent litigation involving IKOS' products.

   The Synopsys board concluded that certain of these risks could be managed or mitigated and others were unlikely to occur or to have a material impact on the combined company or the merger, and that, on balance, the potential benefits of the merger outweighed the risks of the merger. For these reasons, the Synopsys board determined that Synopsys should proceed with the merger agreement and the merger.

   The foregoing discussion of the information and factors considered by the Synopsys board of directors is not intended to be exhaustive but is believed to include material factors considered by the Synopsys board of directors. In view of the variety of factors considered in connection with its evaluation of the merger, the Synopsys board of directors did not find it practicable to and did not quantify or otherwise assign relative weight to the specific factors considered in reaching its determination.

 IKOS' Reasons for the Merger

   By the unanimous vote of the directors present at the board meetings at which the merger was considered and voted upon, the IKOS board has approved the merger agreement and the merger and recommends that the holders of shares of IKOS common stock vote FOR the adoption of the merger agreement and the approval of the merger.

   The IKOS board identified a number of benefits for IKOS' stockholders that could result from the merger. These potential benefits include:

  . the combined company's ability to offer its customers a more comprehensive set of verification solutions, from Synopsys' simulation, test bench automation and formal verification software tools to IKOS' hardware acceleration and emulation products, providing increased sales opportunities for the combined company;

  . the fact that Synopsys' larger market capitalization, broader suite of complementary products and services, larger installed base of customers and worldwide brand recognition will provide IKOS with additional resources and opportunities to grow and gain market share more rapidly following the merger than IKOS would likely be able to as an independent company;

  . the expected synergies from the combined research and development, marketing and sales efforts of the two companies following the merger; and

  . the fact that the IKOS stockholders will have greater liquidity available upon exchange of their shares of IKOS common stock for shares of Synopsys common stock, which trade in significantly higher volumes.

   In the course of its deliberations, the IKOS board considered a number of additional factors relevant to the merger, including:

  . the fact that the range of merger consideration compensates IKOS stockholders based on IKOS' financial performance during the measurement period at what the IKOS board believed would be premiums to expected trading prices resulting from such performance absent a business combination;

  . the current competitiveness of IKOS product offerings and IKOS' attractiveness to potential merger partners such as Synopsys as a result of such offerings;

  . the alternatives available to IKOS, including engaging in another business combination or continuing as an independent company, taking into account in the latter case the greater resources of competitors compared to IKOS and IKOS' status as a relatively small technology company;

  . the larger size, relative stability and greater investor visibility of Synopsys compared with IKOS;

  .  the strategic alignment and cultural fit of the two companies;

  . the current difficult economic environment, and its adverse effect on the outlook for capital equipment suppliers such as IKOS;

  . the potential concerns of IKOS customers over the continued viability of small suppliers like IKOS;

  . the possibility of lower financial performance by IKOS during the next year in light of the difficult economic conditions, and the possible impact of such lower performance on the merger consideration payable to IKOS stockholders under the merger agreement as well as on potential merger partners' interest in a business combination with IKOS in 2002;

  . the fact that the conditions for minimum revenue and profit before taxes permitted a broad range of possible financial performance for IKOS over the 12-month measurement period, providing greater deal certainty, while taking into account the possibility that the merger consideration at the lower performance levels would be lower than IKOS' then current trading price;

  . the fact that the results of inquiries made by IKOS and its financial advisors to possible interested buyers regarding a business combination or similar transaction with IKOS and evaluation of other possible alternatives indicated that a business combination with Synopsys in the IKOS board's view presented the most favorable transaction available to IKOS, taking into account strategic fit, pricing and risk of non-consummation;

  . the fact that the merger consideration is for a fixed dollar value of Synopsys common stock at closing based on IKOS' financial performance, so that IKOS stockholders will not have significant pre-closing market risk for the value of Synopsys common stock to be delivered at closing;

  . the fact that the merger agreement included provisions permitting IKOS to respond in certain circumstances to unsolicited proposals for an acquisition of IKOS, subject to compliance with the terms of the merger agreement, including the payment of a termination fee;

  . the oral opinion of Needham & Company to the IKOS board on June 27, 2001, subsequently confirmed in writing, that the exchange ratio was fair from a financial point of view, to IKOS' stockholders. (The full text of Needham & Company's written opinion dated June 27, 2001, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Needham & Company, is attached hereto as Appendix C and is incorporated herein by reference);

  . the fact that although the IKOS board determined that the Mentor tender offer would result in a Superior Proposal under the merger agreement between Synopsys and IKOS, and has communicated that determination to Synopsys as required under the merger agreement with Synopsys, the Mentor tender offer contains a condition that IKOS not pay the termination fee of $5.5 million otherwise due on the termination of the merger agreement between IKOS and Synopsys for a Superior Proposal, and this termination fee condition cannot be satisfied because IKOS is legally unable to avoid its contractual right to pay the termination fee due to Synopsys upon termination of the merger agreement by IKOS in favor of the Mentor tender offer, and therefore the Mentor tender offer cannot be consummated without Mentor waiving this condition or otherwise revising the Mentor tender offer, or other action by Synopsys or the Delaware courts outside IKOS' control;

  . the fact that there is no agreement with Mentor regarding the Mentor tender offer, and the IKOS board believed that an agreement is necessary because the Mentor tender offer is subject to numerous conditions which would allow Mentor unilaterally to withdraw or reduce the consideration payable in its tender offer or abandon the follow-on merger if the merger agreement with Synopsys is terminated without an agreement with Mentor to be entered into immediately following the termination of the merger agreement with Synopsys;

  . the fact that, although on January 16, 2002 Mentor had made a proposal, which has subsequently expired, containing a merger agreement executed by Mentor, and which did not condition the closing of the tender offer or the follow-on merger on IKOS not paying the termination fee to Synopsys, the proposal was highly conditional, which created a very high risk of nonconsummation, and, provided that IKOS bear the risk of paying Synopsys the $5.5 million termination fee if the Mentor transaction were not consummated;

  . the fact that Mentor has refused to sign the nondisclosure agreement with IKOS which has terms identical to those by which Synopsys is bound, and which would permit negotiations to commence between IKOS and Mentor;

  . the fact that even though Mentor's January 16th proposal was not conditioned on IKOS not paying the termination fee to Synopsys, Mentor has not amended its tender offer either to remove that condition or otherwise reduce the conditionality of its tender offer, including the elimination of the market decline condition which cannot be satisfied by IKOS, which appears to render the pending tender offer essentially illusory; and

  . the fact that instead of profferring a revised acquisition agreement addressing the concerns raised by the IKOS board regarding the conditionality of the Mentor January 16th proposal, Mentor has requested a special meeting of IKOS stockholders to remove the IKOS board and replace them with Mentor designees who could then approve any transaction proposed by Mentor, including a transaction offering reduced consideration to IKOS stockholders, which action suggests that Mentor does not intend to close the transaction described in Mentor's pending tender offer.

   The IKOS board also identified and considered a number of risks and uncertainties in its deliberations concerning the merger, including the following:

  . IKOS' possible inability to meet the minimum revenue and profit before tax conditions to the merger in light of the continued slowdown in the overall U.S. economy, which is resulting in deferrals of purchasing decisions for customers of capital equipment suppliers such as IKOS, and which failure to meet such conditions could result in the merger not closing;

  . the fact that IKOS stockholders may receive a lower value for their shares in the merger than the trading price of IKOS common stock on the date of the merger agreement if IKOS' financial performance during the measurement period is at the lower end of the range of performance levels, a risk that the IKOS board considered to be offset by the fact that the merger consideration in such cases represented, in the board's opinion, premiums to the ranges of trading prices the board believed would likely result from such performance absent the merger with Synopsys, and the opportunity for IKOS stockholders to receive a substantial premium to the current trading price if IKOS' financial performance during the measurement period is at the high end of the range of performance levels;

  . the fact that the closing of the merger cannot occur until the expiration of the Quickturn non-competition agreement on June 14, 2002, or its earlier waiver, and the risks related to the length of the pre-closing period, including employee retention, the possible effects of a deteriorating economic environment for capital equipment suppliers and other unforeseen occurrences which could adversely affect IKOS or its financial performance during the pre-closing period;

  . the risk of non-consummation of the merger due to IKOS' possible inability to satisfy conditions relating to employee retention, mitigated in part, in the IKOS board's opinion, by the negotiation of certain key severance, employment and non-competition agreements with management prior to execution of the merger agreement;

  . the possibility that IKOS might have potentially received a higher value for IKOS shares than provided under the merger agreement if IKOS had negotiated a business combination transaction 12 to 15 months later, at the time of the expected closing of the merger, offset in the IKOS board's view by the possibility that neither Synopsys nor a third party would be interested in a business combination with IKOS on at least as favorable terms at such later time, particularly in light of the current difficult economic conditions facing capital equipment suppliers, such as IKOS;

  . IKOS' inability, without Synopsys' consent, to terminate the merger agreement until September 2002 even if IKOS determines that IKOS would not be able to satisfy the financial performance conditions, and restrictions on the IKOS board's ability to consider third party offers to acquire IKOS after stockholder approval of the merger is obtained, which will prevent the IKOS board from considering an offer in excess of $6 per share if the IKOS board determines the financial performance conditions will not be met, even though Synopsys will have no obligation to consummate the merger if financial performance conditions are not met;

  . the fact that pending lawsuits filed by Mentor and alleged class action lawsuits filed by alleged stockholders of IKOS against IKOS and Synopsys could delay or prevent the merger;

  .  the risk of litigation over the Quickturn noncompetition agreement; and

  . the risk that the potential benefits sought in the merger may not be fully realized, if at all.

   The IKOS board of directors concluded that certain of these risks could be managed or mitigated and others were unlikely to occur or to have a material impact on the combined company or the merger, and that, on balance, the potential benefits of the merger outweighed the risks of the merger. For these reasons, the IKOS board determined that IKOS should proceed with the merger.

   The foregoing discussion of the factors considered by the IKOS board is not intended to be exhaustive but summarizes the material factors considered by the IKOS board in making its recommendation. In view of the wide variety of factors considered by the IKOS board, the IKOS board did not find it practical to and did not quantify or assign any relative or specific weights to the preceding factors or determine that any factor was of particular importance, nor did it specifically characterize any factor as positive or negative, except as described above. The IKOS board viewed its decision and recommendation as being based on the totality of the information presented. In addition, individual members of the IKOS board may have given differing weights to differing factors and may have viewed certain factors more positively or negatively than others. Throughout its deliberations, the IKOS board consulted with IKOS management and its legal and financial advisors.

IKOS Board's Review of Possible Merger Consideration

   On December 12, 2001, the IKOS board considered whether the Mentor tender offer would result in a transaction more favorable to IKOS stockholders from a financial point of view than the merger under the Synopsys merger agreement (a Superior Proposal under the Synopsys merger agreement). In making its determination as described in IKOS' Schedule 14D-9, as amended to date, which is set forth in its entirety as Appendix D to this proxy statement/prospectus, the IKOS board considered, among other things, presentations by IKOS' financial advisor, Needham & Company, and discussions with IKOS management concerning IKOS' business and prospects, relating to the possible consideration to be paid to IKOS stockholders under the merger agreement. In connection with these analyses, Needham & Company was not asked for and did not render an opinion in connection with the IKOS board's review of the merger consideration, but provided financial analyses which are summarized below. IKOS stockholders should be aware that a complete description of the Needham & Company analyses comparing the Mentor tender offer to the merger, and the IKOS board's review of the Mentor tender offer compared to the merger is described in IKOS' Schedule 14D-9, as amended to date, which is set forth in its entirety as Appendix D to this proxy statement/prospectus. The portions of the Needham & Company analyses and IKOS board review set forth below include only the analyses relating to the possible contingent consideration to be paid under the merger.

   In comparing the financial terms of the Mentor tender offer and the merger, the IKOS board noted that under the merger IKOS stockholders would receive a minimum of $6.00 per share in Synopsys Common Stock plus "Contingent Consideration" ranging between $0.00 and $14.00 per share, for total consideration ranging from $6.00 to $20.00 per share, depending on IKOS' financial performance during a twelve month measurement period ending on June 30, 2002. See "The Merger Agreement and Related Agreements" beginning on page 83.

   Summary of Needham & Company Analyses. Needham & Company presented to the IKOS board analyses which compared the Mentor tender offer to the merger, assuming for this purpose that consideration to be paid in the merger would include Contingent Consideration based on various scenarios, including a case in which IKOS achieved management's current revenue plan of approximately $67 million for the measurement period and had backlog on June 30, 2002 of at least $3 million (the maximum dollar amount of backlog for which IKOS would receive credit toward the amount of Contingent Consideration to be paid if IKOS revenues during the measurement period were approximately $67 million), and scenarios in which IKOS achieved revenue less than plan by 5%, 10% and 25%, respectively, with certain adjustments in assumed backlog. For purposes of these analyses, Needham & Company assumed, based on management's representations, that IKOS would achieve the profit before tax, or PBT, target required for the Contingent Consideration at each respective revenue level, so that revenue and change in backlog would be the determining factors for the amount of Contingent Consideration paid under the merger agreement. The IKOS board concluded this assumption was reasonable, based on management's representations.

   IKOS management informed Needham & Company and the IKOS board that management's revenue plan was prepared solely for internal use, for budgeting and other management decisions, and is inherently uncertain and subjective and susceptible to periodic revision based on actual experience and business developments, and is based on numerous assumptions, including assumptions with respect to product mix, pricing, product costs, planned product introductions, maintenance revenues, demand, changes in the competitive landscape, technological shifts, IKOS' ability to retain its skilled workforce, industry performance and general economic conditions, all of which are difficult to predict, and many of which are beyond IKOS' control. There can be no assurance that IKOS will achieve any of the revenue scenarios set forth in the Needham & Company analyses or management's revenue plan, actual results could be materially greater or less than any of these scenarios, and the achievement of management's revenue plan or any of the scenarios presented by the plan or any related level of profit before tax is subject to numerous risks, including those set forth in the section entitled, "Risk Factors-Risks Relating to IKOS." Neither IKOS nor Needham & Company makes any representation as to the ultimate performance of IKOS compared to management's plan.

   The following table sets forth the portion of the Needham & Company analyses regarding the consideration payable in the merger in the four revenue and change in backlog scenarios outlined above:

                              Plan           Plan-5%         Plan-10%        Plan-25%
                         +$3.0MM backlog +$3.0MM backlog +$1.5MM backlog +$0.0MM backlog
                         --------------- --------------- --------------- ---------------
Plan revenue(1).........     $67,359         $67,359         $67,359        $ 67,359
Revenue shortfall.......     $    --         $(3,368)        $(6,736)       $(16,840)
  Revenue shortfall as a
   percentage of last 2
   quarters of plan.....           0%             -9%            -17%            -43%
Change in backlog.......     $ 3,000         $ 3,000         $ 1,500        $     --
                             -------         -------         -------        --------
Total revenue +
 backlog................      70,359         $66,991         $62,123        $ 50,519
                             -------         -------         -------        --------
Synopsys merger
 agreement:
Price per share.........     $ 12.11         $ 11.10         $  9.64        $   6.16

--------
(1) Plan revenue based on IKOS management forecasts

   The IKOS Board's Review of Revenue Plan and Possible Merger
Consideration. The IKOS board recognized that it was impossible to predict IKOS' financial performance for the measurement period under the merger agreement. However, the IKOS board believed that the range of possible revenues and backlog presented in the Needham & Company analyses represented a realistic range of alternative scenarios for revenue and change in backlog. The IKOS board acknowledged that, while it was impossible to predict actual revenues for the measurement period, it was unreasonable to expect revenues greatly in excess of management's plan, taking into account that the plan represented 30.1% and 31.8% sequential growth in revenues, respectively, in the last two quarters of the measurement period. The IKOS board took note that in the Needham & Company analyses, the lowest revenue presented was 25% lower than management's plan, which was the minimum level of revenues required to meet the financial performance condition in the merger, and that if IKOS achieved revenues more than 25% lower than management's plan, the financial performance condition to the merger would not be met.

   The IKOS board discussed with management IKOS' prospects for achieving plan revenues and $3 million in additional backlog by the end of the measurement period and took note that the achievement of plan revenues required an economic recovery affecting buying decisions of IKOS customers in early 2002. The IKOS board also recognized that IKOS had experienced significant shortfalls from management's revenue plan at the time the merger was being negotiated as a result of deteriorating economic conditions, and particularly the difficult environment for semiconductor capital equipment suppliers like IKOS. Management advised that there was essentially no visibility for business prospects beyond the current quarter. The IKOS board recognized that there continued to be considerable uncertainty about the duration and depth of the current economic downturn and that a recovery affecting semiconductor capital equipment suppliers in early 2002 was uncertain at best. The IKOS board concluded that there was significant risk associated with the revenue plan. The IKOS board recognized that the consideration paid in the merger was directly tied to IKOS' performance under the revenue plan, with its associated risk.

   On January 21, 2002, the IKOS board reviewed with management IKOS' business and prospects and the risks attendant to management's revenue plan and determined that the outlook for the revenue plan was more conservative than on December 12, 2001, in light of recent announcements of potential customers indicating no improvements in their outlook in the near term. The IKOS board concluded that there continued to be significant risks associated with management's revenue plan.

Recommendation of IKOS' Board of Directors

   For the reasons discussed above and after careful consideration, by the unanimous vote of the directors present at the board meeting at which the merger was considered and voted upon, the IKOS board has approved the merger agreement and the merger and recommends that IKOS stockholders vote FOR adoption of the merger agreement and approval of the merger.

   In considering the recommendation of the IKOS board of directors, you should be aware that some of the directors and officers of IKOS have interests in the merger that are different from, or are in addition to, the interests of IKOS stockholders generally. See the section entitled "Interests of IKOS Directors, Officers and Affiliates in the Merger."

Opinion of Needham & Company, Inc., Financial Advisor to IKOS

   Pursuant to an engagement letter dated June 28, 2000, IKOS retained Needham & Company to furnish financial advisory and investment banking services and to render an opinion as to the fairness, from a financial point of view, of the exchange ratio to the holders of IKOS common stock. The exchange ratio was determined through arm's length negotiations between IKOS and Synopsys and not by Needham & Company.

   On June 27, 2001, Needham & Company delivered to the IKOS board its oral opinion, which it subsequently confirmed in writing, that, as of that date and based upon and subject to the assumptions and other matters described in the written opinion, the exchange ratio is fair to the holders of IKOS common stock, other than Synopsys and its affiliates, from a financial point of view. The Needham & Company opinion is addressed to the IKOS board, is directed only to the financial terms of the merger agreement, and does not constitute a recommendation to any IKOS stockholder as to how that stockholder should vote at the IKOS special meeting.

   The complete text of the Needham & Company opinion, which sets forth the assumptions made, matters considered, limitations on and scope of the review undertaken by Needham & Company, is attached to this document as Appendix C. The summary of the Needham & Company opinion set forth in this document is qualified in its entirety by reference to the Needham & Company opinion. You should read the Needham & Company opinion carefully and in its entirety for a description of the procedures followed, the factors considered, and the assumptions made by Needham & Company.

   In arriving at its opinion, Needham & Company, among other things:

  . reviewed a draft of the merger agreement dated June 22, 2001, together with correspondence dated June 27, 2001 from IKOS outlining the proposed modifications to the financial terms of the draft merger agreement;

  . reviewed certain publicly available information concerning IKOS and Synopsys and certain other relevant financial and operating data of IKOS furnished to Needham & Company by IKOS;

  . held discussions with members of management of IKOS concerning the current and future business prospects of IKOS and the estimated financial results of IKOS for the quarter ending June 30, 2001;

  . reviewed and discussed with the management of IKOS certain financial forecasts and projections prepared by management;

  . reviewed the historical stock prices and trading volumes of IKOS common stock and Synopsys common stock;

  . compared certain publicly available financial data of companies whose securities are traded in the public markets and that Needham & Company deemed generally relevant to similar data for IKOS;

  . reviewed the financial terms of certain other business combinations that Needham & Company deemed generally relevant; and

  . performed and/or considered such other studies, analyses, inquiries and investigations as Needham & Company deemed appropriate.

   Needham & Company assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by or discussed with it for purposes of rendering its opinion. Needham & Company assumed that the financial forecasts relating to IKOS were reasonably prepared on bases reflecting the best currently available estimates and judgments of the IKOS management, at the time of preparation, of the future operating and financial performance of IKOS. Needham & Company did not assume any responsibility for or make or obtain any independent evaluation, appraisal or physical inspection of the assets or liabilities of IKOS. The Needham & Company opinion states that it was based on economic, monetary and market conditions existing as of its date. Needham & Company did not express any opinion as to the actual amounts that IKOS stockholders will receive in the merger. Needham & Company expressed no opinion as to the prices at which Synopsys common stock or IKOS common stock will actually trade at any time. In addition, Needham & Company was not asked to consider, and the Needham & Company opinion does not address:

  .  IKOS' underlying business decisions to engage in the merger;

  . the relative merits of the merger as compared to any alternative business strategies that might exist for IKOS;

  .  the effect of any other transaction in which IKOS might engage; or

  .  the consideration to be received by any individual stockholder.

   No limitations were imposed by IKOS on Needham & Company with respect to investigations made or procedures followed by Needham & Company in rendering its opinion.

   Based on this information, Needham & Company performed a variety of financial analyses of the merger and the merger consideration. The following paragraphs summarize the material financial analyses performed by Needham & Company in arriving at its opinion.

 Stock Price Premium Analysis

   Needham & Company analyzed the stock price premiums to IKOS stockholders at varying offer prices payable in the merger. The premiums were based upon the closing price per share of the IKOS common stock on June 27, 2001 of $7.20. Needham & Company also analyzed the various stock price premiums based on the present values of the varying offer prices payable in the merger. The present values were calculated using discount rates ranging from 12% to 16%. The following table sets forth the percentage premiums to the June 27, 2001 closing price based on the offer prices and discounted present values of the offer prices shown.

                                          Discounted Present Value
                                ---------------------------------------------------
                                  12%                         16%
       Offer     Percentage     Discount     Percentage     Discount     Percentage
       Price      Premium         Rate        Premium         Rate        Premium
       ------    ----------     --------     ----------     --------     ----------
       $20.00       178%         $17.84         148%         $17.22         139%
       $18.00       150%         $16.06         123%         $15.50         115%
       $15.00       108%         $13.38          86%         $12.92          79%
       $12.00        67%         $10.70          49%         $10.33          44%
       $ 9.00        25%         $ 8.03          12%         $ 7.75           8%
       $ 6.00       -17%         $ 5.35         -26%         $ 5.17         -28%

 Option Valuation Analysis

   Needham & Company analyzed the hypothetical value of the proposed offer at varying offer prices payable in the merger, assuming that each holder of IKOS common stock is giving Synopsys a call option at the proposed offer price and receives from Synopsys a put option at the proposed offer price. This analysis presumes that, because of the delayed closing of the merger, a holder of an IKOS share is giving Synopsys a call option, the right to purchase that share one year later for the merger consideration, but is also receiving from Synopsys a put option, the right to sell that share one year later for the merger consideration. Needham & Company derived the overall offer value by subtracting the value of the call option from the June 27, 2001 closing price per share of IKOS common stock of $7.20 and adding to that amount the value of the put option. The put and call options were valued utilizing the Black-Scholes option valuation methodology, which is a commonly used method of valuing options. The Black-Scholes methodology takes into account the time to expiration of the option and the volatility of the stock, which affect the probability that the stock price will exceed the exercise price at the time of option expiration. Needham & Company analyzed the hypothetical offer values assuming offer prices of $6.00, $12.00 and $18.00 and using a risk-free discount rate reflecting the interest rate earned on short-term United States Treasury bills. Needham & Company also performed a risk-altered analysis using a discount rate on the put option of 15%, to adjust for the risk that the put option is not exercisable until the assumed June 30, 2002 expiration date of the hypothetical options. The table below sets forth the results of this analysis.

                                                    Unaltered      Risk-Altered
                                                  Black-Scholes    Black-Scholes
                                               ------------------- -------------
   IKOS stock price as of 06/27/01............ $7.20 $ 7.20 $ 7.20    $ 7.20
   Option strike price (offer price).......... $6.00 $12.00 $18.00    $18.00
   Call value................................. $3.27 $ 1.79 $ 1.10    $ 1.10
   Put value.................................. $1.86 $ 6.17 $11.27    $ 9.55
   Overall Offer Value........................ $5.79 $11.58 $17.37    $15.65

 Selected Company Analysis

   Using publicly available information, Needham & Company compared selected historical and projected financial and market data ratios for IKOS, in some cases based on the varying offer prices payable in the merger, to the corresponding data and ratios of the three largest publicly traded electronic design automation, or EDA, companies, as well as five smaller publicly traded EDA companies. These companies, referred to as the selected companies, consisted of:

     Three Largest EDA Companies   Five Smaller EDA Companies
     ---------------------------   --------------------------
     Cadence Design Systems, Inc.  Innoveda, Inc.
     Mentor Graphics Corporation   Integrated Measurement Systems, Inc.
     Synopsys, Inc.                Simplex Solutions, Inc.
                                   Synplicity, Inc.
                                   Verisity Ltd.

   The following table sets forth information for the selected companies and IKOS concerning the following multiples:

  . market value of common stock as a multiple of calendar year 2000 earnings per share, or price/earnings multiple;

  .  projected calendar year 2001 price/earnings multiple;

  .  total market capitalization as a multiple of calendar 2000 revenues;

  . total market capitalization as a multiple of projected calendar 2001 revenues; and

  . total market capitalization as a multiple of projected calendar 2002 revenues.

   Needham & Company calculated multiples for the selected companies based on the closing stock prices for those companies on June 27, 2001 and for IKOS based on the closing price per share of IKOS common stock on June 27, 2001 of $7.20.

                                                 2000          Est. 2001       Est. 2002
                           2000   Est. 2001     Market          Market          Market
                          Price/   Price/   Capitalization/ Capitalization/ Capitalization/
                         Earnings Earnings     Revenues        Revenues        Revenues
                         -------- --------- --------------- --------------- ---------------
Three Largest EDA
 Companies:
 High...................  44.3x     63.5x         7.7x           4.8x            3.4x
 Mean...................  33.9x     23.8x         3.3x           3.0x            2.1x
 Median.................  40.0x     22.7x         3.8x           3.3x            2.1x
 Low....................  17.3x     13.8x         2.0x           1.7x            1.5x
Five Smaller EDA
 Companies:
 High...................  21.9x     73.2x        11.7x           7.3x            5.4x
 Mean...................  16.7x     44.3x         6.7x           4.5x            3.3x
 Median.................  16.7x     45.3x         7.7x           4.8x            3.4x
 Low....................  11.5x     13.4x         1.1x           0.8x            0.7x
IKOS....................   7.4x     21.2x         0.9x           1.0x            0.7x

   The following table sets forth for IKOS total market capitalization as a multiple of the revenues for the twelve months ending June 30, 2002 implied by the varying offer prices in the merger. The table also sets forth, for the selected companies, the average of the projected 2001 and 2002 market capitalization to revenue multiples, to approximate the multiples for the twelve months ending June 30, 2002. In the following table, the $7.82, $10.42, $13.03 and $15.63 offer prices represent the discounted present value of the $9.00, $12.00, $15.00 and $18.00 per share offer prices, discounted at 15% discount rates, to reflect the risk associated with closing the merger one year from the date of analysis.

                                            12 mos. Ending
                                            June 30, 2002
                                        Market Capitalization/
                            Offer Price        Revenues
                            ----------- ----------------------
         IKOS                 $20.00             2.1x
                              $18.00             2.1x
                              $15.63             1.8x
                              $15.00             1.9x
                              $13.03             1.7x
                              $12.00             1.8x
                              $10.42             1.5x
                              $ 9.00             1.5x
                              $ 7.82             1.3x
                              $ 6.00             1.2x
         Three Largest EDA
          Companies:
                              High               4.1x
                              Mean               2.6x
                              Median             2.7x
                              Low                1.6x
         Five Smaller EDA
          Companies:
                              High               6.4x
                              Mean               3.9x
                              Median             4.1x
                              Low                0.7x

 Selected Transaction Analysis

   Needham & Company also analyzed publicly available financial information for 27 selected pending and completed mergers and acquisitions involving EDA companies since January 1, 1998. Needham & Company noted that to its knowledge, based on publicly available information, none of these transactions involved the range of possible consideration or the required delay of a closing that are provided for in the IKOS/Synopsys merger agreement. In examining these transactions, referred to as the selected transactions, Needham & Company analyzed:

  . the premium of consideration offered to the acquired company's stock price one day prior to the announcement of the transaction;

  . the premium of consideration offered to the acquired company's stock price four weeks prior to the announcement of the transaction;

  . the aggregate transaction value as a multiple of sales for the last twelve months, or LTM sales;

  . the aggregate transaction value as a multiple of earnings before interest and taxes for the last twelve months, or LTM EBIT;

  . the aggregate transaction value as a multiple of earnings before interest, taxes, depreciation and amortization for the last twelve months, or LTM EBITDA;

  .  market value as a multiple of net income for the last twelve months; and

  .  market value as a multiple of historical book value.

   In the following table, the $7.82, $10.42, $13.03 and $15.63 offer prices represent the discounted present value of the $9.00, $12.00, $15.00 and $18.00 per share offer prices, discounted at 15% discount rates, to reflect the risk associated with closing the merger one year from the date of analysis.

                         Selected Transactions                              IKOS/Synopsys
                        ------------------------ -------------------------------------------------------------------
                                                 $6.00  $7.82 $9.00 $10.42 $12.00 $13.03 $15.00 $15.63 $18.00 $20.00
                                                 Offer  Offer Offer Offer  Offer  Offer  Offer  Offer  Offer  Offer
                        High   Low  Mean  Median Price  Price Price Price  Price  Price  Price  Price  Price  Price
                        ----- ----- ----- ------ ------ ----- ----- ------ ------ ------ ------ ------ ------ ------
One day stock price
 premium..............  68.7% 23.1% 47.2% 48.6%  -16.7%  8.6% 25.0% 44.7%  66.7%  81.0%  108.3% 117.1% 150.0% 177.8%
Four week stock price
 premium..............  75.5% 36.4% 61.8% 67.7%  -27.1% -5.0%  9.4% 26.6%  45.8%  58.3%   82.3%  89.9% 118.7% 143.0%
Aggregate transaction
 value to LTM sales...   2.8x  0.4x  1.8x  1.9x    0.5x  0.7x  0.9x  1.1x   1.3x   1.4x    1.7x   1.8x   2.1x   2.3x
Aggregate transaction
 value to LTM EBIT....  54.9x 15.1x 35.3x 35.8x    3.9x  5.7x  6.9x  8.3x   9.9x  10.9x   12.8x  13.5x  15.8x  17.8x
Aggregate transaction
 value to LTM EBITDA..  27.5x 10.1x 20.3x 23.3x    3.8x  5.6x  6.8x  8.2x   9.7x  10.7x   12.6x  13.3x  15.6x  17.5x
Market value to book
 value................   4.5x  1.3x  2.9x  2.8x    2.2x  2.8x  3.3x  3.8x   4.3x   4.7x    5.4x   5.7x   6.5x   7.2x
Market value to net
 income...............  43.2x 18.6x 32.0x 34.2x    7.4x  9.6x 11.0x 12.8x  14.7x  16.0x   18.4x  19.2x  22.1x  24.5x

   No company, transaction or business used in the "Selected Company Analysis" or "Selected Transaction Analysis" as a comparison is identical to IKOS, Synopsys or the merger. Accordingly, these analyses are not simply mathematical; rather, they involve complex considerations and judgments concerning differences in the financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the selected companies, selected transactions, or the business segment, company or transaction to which they are being compared.

 Other Analyses

   In rendering its opinion, Needham & Company considered various other analyses, including a history of trading prices and volumes for IKOS and Synopsys.

   The summary set forth above, while summarizing the material financial analyses performed by Needham & Company, does not purport to be a complete description of the analyses performed by Needham & Company in connection with the rendering of its opinion. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, Needham & Company believes that its analyses must be considered as a whole and that considering any portions of its analyses and any of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its opinion. In its analyses, Needham & Company made numerous assumptions with respect to industry performance, general business and economic and other matters, many of which are beyond the control of IKOS and Synopsys. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable. Additionally, analyses relating to the values of business or assets do not purport to be appraisals or necessarily reflect the prices at which businesses or assets may actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. The Needham & Company opinion and Needham & Company's related analyses were only one of many factors considered by IKOS' board of directors in its evaluation of the proposed merger and should not be viewed as determinative of the view of IKOS' board of directors or management with respect to the exchange ratio or the proposed merger.

   Under the terms of the Needham & Company engagement letter, IKOS has paid or agreed to pay Needham & Company $350,000 for rendering the Needham & Company opinion and for financial advisory services. Upon consummation of the merger, Needham & Company will receive an additional transaction fee equal to 0.75% of the aggregate purchase price up to $150 million paid in the merger, plus 1.5% of the aggregate purchase price in excess of $150 million, subject to a minimum success fee of $750,000, against which $200,000 of the initial fees would be credited. IKOS has also agreed to reimburse Needham & Company for its reasonable out-of-pocket expenses and to indemnify it against specified liabilities relating to or arising out of services performed by Needham & Company as financial advisor to IKOS.

   Needham & Company is a nationally recognized investment banking firm. As part of its investment banking services, Needham & Company is frequently engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. Needham & Company was retained by the IKOS board of directors to act as financial advisor to IKOS in connection with the merger based on Needham & Company's experience as a financial advisor in mergers and acquisitions as well as Needham & Company's familiarity with the electronic design automation industry. Needham & Company has had no other material relationship with IKOS during the past two years whether for investment banking or other services. Needham Emerging Growth Partners, an affiliate of Needham & Company, currently owns 25,000 shares of IKOS common stock. In the normal course of business, Needham & Company may actively trade the equity securities of IKOS or Synopsys for its own account or for the account of its customers and, therefore, may at any time hold a long or short position in those securities.

                  THE MERGER AGREEMENT AND RELATED AGREEMENTS

   The following is a description of the material aspects of the proposed merger and related transactions, including the merger agreement and certain related agreements. While we believe that the following description covers the material terms of the merger and the related transactions, the description may not contain all of the information that is important to you. You should read this entire document and the other documents we refer to carefully for a more complete understanding of the merger and the related transactions.

Structure of the Merger and Calculation of Purchase Price Per IKOS Share

   IKOS and Synopsys have entered into a merger agreement that provides for the merger of Oak Merger Corporation, a newly formed wholly-owned subsidiary of Synopsys, with and into IKOS. IKOS will be the surviving corporation in the merger and will become a wholly-owned subsidiary of Synopsys.

   Upon completion of the merger, IKOS stockholders will receive Synopsys common stock in exchange for their IKOS shares. If the merger closes, as expected, after June 30, 2002, the exact dollar amount of Synopsys common stock will depend upon the financial performance of IKOS during the 12-month period ending June 30, 2002 (referred to in this proxy/statement prospectus as the "measurement period"). For each share of IKOS common stock that you own, you will be entitled to receive Synopsys common stock with a value between $6 and $20. You will not know how the exact purchase price per IKOS share or the number of shares of Synopsys common stock you will receive until August 2002. The complete text of the merger agreement, which describes the formulas by which the purchase price per IKOS share will be calculated, is included in this proxy statement/prospectus as Appendix A. For a more complete understanding of the formulas, we urge you to read Article II of the merger agreement.

   IKOS' financial performance will be measured according to the provisions of the merger agreement. As provided in the merger agreement, after the close of the measurement period, IKOS, subject to review by Synopsys and its advisors, will determine IKOS' revenue, revenue plus change in backlog, and profit (loss) before tax, or PBT, during the measurement period, in each case based on definitions included in the merger agreement.

   The purchase price per IKOS share will be calculated using all three of these measurements of IKOS' financial performance during the measurement period. Synopsys and its advisors may review these calculations, and Synopsys and IKOS, if their calculations differ, may submit them to an accounting firm for final determination. The following graph summarizes the purchase price per IKOS share at different levels of revenue, revenue plus change in backlog and PBT. As indicated in the graph, the formulas contained in the merger agreement provide for proportionate increases in the purchase price per IKOS share as revenue, revenue plus change in backlog or PBT increase from one level to the next.

                                 [GRAPH]

                          Purchase Price Per IKOS
                           Share ($ IKOS Share)

                       ________________________________________________________
           $20                                       $20
                                               $18
                       ________________________________________________________
           $15                           $15
                                   $12
                       ________________________________________________________
           $10               $9
                       $6
            $5         ________________________________________________________

(In millions)

Revenue                $50   $60   $70   $80   $90   (EQUAL OR GREATER THAN) 100

Revenue Plus Change     50    60    70    80    90   (EQUAL OR GREATER THAN) 100
     in Backlog

PBT                    (10)   (5)    0     8    14   (EQUAL OR GREATER THAN)  18

   The purchase price per IKOS share will be the lower of the purchase price per IKOS share determined by revenue plus change in backlog or the purchase price per IKOS share determined by PBT, with one exception. If the purchase price per IKOS share determined by PBT is lower than the purchase price per IKOS share determined by revenue plus change in backlog but the same or higher than the purchase price per IKOS share determined by revenue without regard to change in backlog, the purchase price per IKOS share will be determined by revenue plus change in backlog. The following chart illustrates the method by which PBT or revenue plus change in backlog is used to set the per share purchase price.

                 Determining the Purchase Price Per IKOS Share


             ------------------------------------------------------
                               Calculate Revenue,
                     Revenue Plus Change in Backlog and PBT
             ------------------------------------------------------
                                     |
                                     |
                                    \|/
             ------------------------------------------------------
                        Use formulas to determine Price
                    per Share based on Revenue, Revenue Plus
                           Change in Backlog and PBT
             ------------------------------------------------------
                                     |
                                     |
                                    \|/
             ------------------------------------------------------
                            Compare Price per Share
                based on Revenue Plus Change in Backlog and PBT
             ------------------------------------------------------
                                     |
                                     |
                        ------------------------------
                        |                            |
                        |                            |
                       \|/                          \|/
         ----------------------------  --------------------------
           If Price per Share based       If Price per Share
          on Revenue Plus Change in     based on PBT is lower
               Backlog is lower
         ----------------------------  --------------------------
                        |                            |
                        |                            |
                       \|/                          \|/
         ----------------------------  --------------------------
               Price per Share          Compare Price per
             Set by Revenue Plus           Share Set by
              Change in Backlog      Revenue (without regard
                                      to change in Backlog)
                                             and PBT
         ----------------------------  --------------------------
                                          |
               If Revenue Price           |  If PBT Price per
               per Share is higher        |  Share is higher
                         -----------------------------
                         |                           |
                         |                           |
                        \|/                         \|/
         ----------------------------  --------------------------
              Price Set by PBT            Price Set by Revenue
                                         Plus Change in Backlog
         ----------------------------  --------------------------

   If the purchase price per IKOS share is determined by revenue plus change in backlog, for each $1 million increase in IKOS revenue plus change in backlog between $50 million and $90 million, the purchase price per IKOS share will increase by 30 cents per share from a base of $6 per share and for each $1 million increase in IKOS revenue plus change in backlog between $90 million and $100 million, the purchase price per IKOS share will increase by 20 cents per share. If the purchase price per IKOS share is determined by PBT, for each $500,000 increase in IKOS PBT between -$10 million and $0, the purchase price per IKOS share will increase by 30 cents per share from a base of $6 per share, for each $500,000 increase in IKOS PBT between $0 and $8 million, the purchase price per IKOS share will increase by 18.75 cents per share and for each $500,000 increase in IKOS PBT between $8 million and $18 million, the purchase price will increase by 25 cents per share.

   The following examples illustrate the operation of the pricing formulas:

  . If revenue plus change in backlog is $70 million, PBT is $1 million, and revenue without regard to change in backlog is $67 million, then the revenue plus change in backlog formula would yield a price per IKOS share of $12.00, the PBT formula would yield a price per IKOS share of $12.375, and the revenue without regard to change in backlog would yield a price per IKOS share of $11.10. The purchase price per IKOS share would equal $12.00 because the price determined by revenue plus change in backlog ($12.00) is lower than the price determined by PBT ($12.375).

  . If revenue plus change in backlog is $59 million, PBT is -$7.5 million, and revenue without regard to change in backlog is $58 million, then the revenue plus change in backlog formula would yield a price per IKOS share of $8.70, the PBT formula would yield a price per IKOS share of $7.50, and the revenue without regard to change in backlog would yield a price per IKOS share of $8.40. The purchase price per IKOS share, in this case, would equal $7.50 because the price determined by PBT ($7.50) is lower than the price determined by revenue plus change in backlog ($8.70).

  . If revenue plus change in backlog is $89 million, PBT is $9 million, and revenue without regard to change in backlog is $81 million, then the revenue plus change in backlog formula would yield a price per IKOS share of $17.70, the PBT formula would yield a price per IKOS share of $15.50, and the revenue without regard to change in backlog would yield a price per IKOS share of $15.30. The purchase price per IKOS share, in this case, would equal $17.70, the price determined by revenue plus change in backlog, because even though the price determined by PBT ($15.50) is lower, that amount is greater than the price determined by revenue without regard to change in backlog ($15.30).

The examples above are purely illustrative and are in no way predictions of IKOS' financial performance for the 12 months ending June 30, 2002 or the purchase price per IKOS share to be received in the merger.

   For the purposes of the merger agreement, "revenue" is defined as IKOS' revenue during the measurement period reflected in audited financial statements prepared in accordance with generally accepted accounting principles. "Revenue plus change in backlog" is the sum of revenue for the measurement period and the change (positive or negative) in backlog during the measurement period. "Backlog" is defined as the dollar amount, as of June 30, 2001 or June 30, 2002, of all non-cancellable orders made in accordance with IKOS' order acceptance policy for IKOS products and services with scheduled shipment or performance dates within six months of either June 30, 2001 or June 30, 2002 but which have not been invoiced by IKOS, plus all deferred revenue as reflected in IKOS' audited financial statements. Change in backlog is the difference between backlog at the end of the measurement period and backlog at the beginning of the measurement period and is limited for given amounts of revenue, as shown below:

                                                                   Limit on
   Revenue during the Measurement Period                       Change in Backlog
   -------------------------------------                       -----------------
   Less than $50 million......................................    $   0
   Between $50 million and $60 million........................    $ 1 million
   Between $60 million and $70 million........................    $ 3 million
   Between $70 million and $80 million........................    $ 5 million
   Between $80 million and $90 million........................    $ 8 million
   Over $90 million...........................................    $10 million

   For example, if revenue without regard to change in backlog for the measurement period is $65 million and the change in backlog during the measurement period was +$5 million, revenue plus change in backlog would be $68 million since change in backlog is limited to $3 million when revenue falls between $60 million and $70 million.

   PBT is IKOS' profit or loss before taxes, but with certain significant items excluded, such as specified balance sheet reserves, tax or other refunds, gains from the sale or lease of IKOS' facilities or other assets, legal fees and expenses relating to ongoing litigation, and expenses related to this merger. IKOS' PBT as used to determine the purchase price per IKOS share, therefore, may differ substantially from PBT as used in IKOS' publicly available financial statements.

   The definitions of PBT and revenue plus change to backlog are complex and have important exclusions and limitations. You should review these definitions in the merger agreement for more information.

   If the Quickturn non-competition agreement is terminated, waived, or determined to be inapplicable, the merger could close before the August 2002 target date, but only if Synopsys and IKOS both consent. If the merger closes before June 30, 2002, you will receive $15 worth of Synopsys common stock for each share of IKOS stock you own regardless of IKOS' financial performance.

   Regardless of when the merger closes, the purchase price per IKOS share will be reduced if the number of outstanding IKOS shares and options at time of the closing of the merger exceeds certain amounts, which cannot be determined prior to closing. However, if the merger closes, the purchase price per IKOS share will not be less than $6.

   The number of shares of Synopsys common stock you receive in exchange for each share of IKOS common stock will be equal to the purchase price per IKOS share divided by the average last sale price per share of Synopsys common stock for the ten full trading-day period ending on the fifth full trading day prior to the closing date of the transaction. This number is referred to as the "exchange ratio." The total number of shares of Synopsys common stock you will receive in the merger will equal the total number of IKOS shares you own multiplied by the exchange ratio. The exchange ratio will be proportionately adjusted for any stock split, stock dividend, reorganization or similar change in IKOS common stock or Synopsys common stock.

   The following table summarizes the exchange ratios based on the range of purchase prices per IKOS share set forth in the merger agreement and a range of prices per Synopsys share.

                                           Purchase Price Per IKOS Share
                                     -----------------------------------------
   Price per Synopsys Share(1)         $6     $9    $12    $15    $18    $20
   ---------------------------       ------ ------ ------ ------ ------ ------
   $59.............................. 0.1018 0.1527 0.2036 0.2544 0.3053 0.3393
   $54.............................. 0.1116 0.1674 0.2233 0.2791 0.3349 0.3721
   $49.............................. 0.1231 0.1846 0.2462 0.3077 0.3692 0.4103
   $44.............................. 0.1371 0.2057 0.2743 0.3429 0.4114 0.4571
   $39.............................. 0.1548 0.2323 0.3097 0.3871 0.4645 0.5161
   $34.............................. 0.1778 0.2667 0.3556 0.4444 0.5333 0.5926
   $29.............................. 0.2102 0.3153 0.4204 0.5255 0.6305 0.7006

--------
(1) The range of prices per Synopsys share was determined based on the closing price of Synopsys common stock on September 10, 2001 and a historical annual variance of 0.35 based on the trading price of Synopsys' common stock over the previous 12 months. The price per Synopsys share has been rounded to the nearest whole dollar.

   The following table summarizes the number of Synopsys shares to be issued to acquire outstanding IKOS shares and the resulting ownership interest in the combined company held by IKOS stockholders based on a range of exchange ratios.

                                                           IKOS Stockholders'
                                                          Ownership Percentage
                                                              immediately
                                      Synopsys Shares        following the
   Range of Exchange Ratios           to be Issued(1)          closing(2)
   ------------------------        ---------------------- --------------------
   0.1018 to 0.1116...............   998,975 to 1,131,001          1%
   0.1231 to 0.1846............... 1,247,725 to 1,994,446          2%
   0.2036 to 0.2544............... 2,097,067 to 2,851,125          3%
   0.2743 to 0.3153............... 3,004,380 to 3,628,572          4%
   0.3349 to 0.4204............... 3,842,244 to 4,613,840          5%
   0.4114 to 0.4645............... 4,720,371 to 5,332,380          6%
   0.5255 to 0.5333............... 5,918,451 to 6,122,505          7%
   0.5926 to 0.6305............... 6,873,265 to 7,244,598          8%
   0.7006.........................       8,132,091                 9%

--------
(1) Synopsys shares to be issued is calculated on a fully diluted basis, including stock options assumed to be issued (calculated under the treasury stock method).
(2) IKOS stockholders' ownership percentage immediately following the closing takes into consideration shares to be issued in conjunction with the Avant! Merger.

   Given the fact that the pricing structure is based on IKOS future financial performance, the actual number of shares of Synopsys common stock that you will receive in the merger cannot be predicted and will not be determined until the completion of the merger, which is expected to occur in August 2002. Based on information currently available to IKOS, IKOS expects that the purchase price per IKOS share will be within the lower portion of the range of possible merger consideration and will not likely be greater than $12. For a complete discussion of the IKOS board's analysis of the possible consideration to be paid in the merger, see "The Merger and Related Transactions--IKOS Board's Review of Possible Merger Consideration" beginning on page 75. However, there can be no assurance that IKOS will meet the financial performance conditions to closing, or that IKOS will be able to satisfy the other conditions to closing. See "Risk Factors--Risks Related to the Merger" beginning on page 20.

   No fractional shares of Synopsys common stock will be issued in connection with the merger. Instead of a fraction of a share of Synopsys common stock, you will receive cash equal to the product of that fraction multiplied by the average closing price for a share of Synopsys common stock as quoted on the Nasdaq National Market for the last ten full trading days ending on the fifth full trading day prior to the completion of the merger.

Completion and Effectiveness of the Merger

   The merger will be completed when all of the conditions of the merger are waived or satisfied, including approval of the merger agreement by the IKOS stockholders. The merger will become effective upon the filing of the certificate of merger with the Secretary of State for the State of Delaware.

   Completion of the merger is targeted for August 2002. Because the merger is subject to government approvals and other conditions to closing, we cannot predict the exact timing.

Exchange of IKOS Stock Certificates for Synopsys Stock Certificates

   Once the merger is completed, Synopsys' transfer agent, Computershare Investor Services, LLC, who will act as exchange agent, will mail to you a letter of transmittal and instructions for use in surrendering your IKOS stock certificates in exchange for Synopsys stock certificates. When you deliver your IKOS stock certificates to the exchange agent along with a properly executed letter of transmittal and any other required documents, your IKOS stock certificates will be canceled and you will receive Synopsys stock certificates (except in the case of IKOS stock held subject to vesting or repurchase rights which will be held in book form) representing the number of full shares of Synopsys common stock to which you are entitled under the merger agreement (and cash in lieu of fractional shares).

               YOU SHOULD NOT SUBMIT YOUR STOCK CERTIFICATES FOR
         EXCHANGE UNTIL YOU HAVE RECEIVED THE LETTER OF TRANSMITTAL AND
                        INSTRUCTIONS REFERRED TO ABOVE.

   You are not entitled to receive any dividends or other distributions on Synopsys common stock with a record date after the merger is completed until you have surrendered your IKOS stock certificates in exchange for Synopsys stock certificates.

   If there is any dividend or other distribution on Synopsys common stock with a record date after the merger and a payment date prior to the date you surrender your IKOS stock certificates in exchange for Synopsys stock certificates, you will receive it with respect to the whole shares of Synopsys common stock issued to you promptly after your IKOS stock certificates are surrendered, without interest. If there is any dividend or other distribution on Synopsys common stock with a record date after the merger and a payment date after the date you surrender your IKOS stock certificates in exchange for Synopsys stock certificates, you will receive it with respect to the whole shares of Synopsys common stock issued to you promptly after the payment date related to such dividend or other distribution.

   Synopsys will only issue a Synopsys stock certificate, or a check in lieu of a fractional share, in a name other than the name in which a surrendered IKOS stock certificate is registered, if you present the exchange agent with all documents required to show and effect the unrecorded transfer of ownership and show that you paid any applicable stock transfer taxes.

Treatment of IKOS Stock Options and Stock Incentive Plans

   Upon completion of the merger, each outstanding option to purchase shares of IKOS common stock issued under IKOS' 1995 Stock Option Plan, 1995 Outside Directors Stock Option Plan, 2000 Nonstatutory Stock Option Plan and Virtual Machine Works 1994 Incentive Stock Option Plan and all non-plan options listed in the merger agreement will be assumed by Synopsys regardless of whether the options are vested or unvested. Each IKOS stock option, which will be assumed by Synopsys, will continue to have the same terms, and be subject to the same conditions, that were applicable to the option immediately prior to completion of the merger, except that:

  . each IKOS stock option will be exercisable for shares of Synopsys common stock;

  . the number of shares of Synopsys common stock issuable upon exercise of any given IKOS option will be determined by multiplying the exchange ratio by the number of shares of IKOS common stock underlying the option, rounded down to the nearest whole number; and

  . the per share exercise price of any given option will be determined by dividing the exercise price of the option immediately prior to completion of the merger by the exchange ratio, rounded up to the nearest whole cent.

   As of January 29, 2002, directors and executive officers of IKOS held stock options, both vested and unvested, to purchase an aggregate of 1,277,073 shares of IKOS common stock under the 1995 Stock Option Plan, 1995 Outside Directors Stock Option Plan, 2000 Nonstatutory Stock Option Plan and Virtual Machine Works 1994 Incentive Stock Option Plan. All of the unvested option shares held by IKOS non-employee directors and granted under the 1995 Outside Directors Stock Option Plan will accelerate and become fully vested and exercisable immediately prior to the merger, pursuant to their existing stock option agreements, without any action by IKOS or Synopsys. Under this plan, an additional 6,000 options shall be granted to each non-employee director on the date of the next IKOS annual meeting of stockholders if such non-employee director continues in IKOS' service. These options will also accelerate in the merger.

   In addition, pursuant to existing severance agreements, in the event Gerald Casilli, Christoph Ditzen, Thomas Gardner, Daniel Hafeman, Robert Hum, Ramon Nunez, or Joseph Rockom is terminated without cause or resigns for good reason within one year of the merger, then all of the terminated individual's unvested option shares will become fully vested and exercisable on such termination date.

   See the sections entitled "Interests of IKOS' Directors, Officers and Affiliates in the Merger," "Security Ownership of Certain Beneficial Owners and Management of IKOS" and "The Merger Agreement and Related Agreements--Other Provisions of the Merger Agreement--Employment and Severance Arrangements."

   Synopsys has agreed to file a registration statement on Form S-8 following the closing of the merger covering shares of Synopsys common stock issuable upon the exercise of outstanding IKOS options granted to employees, officers and directors of IKOS.

Treatment of Outstanding Purchase Rights under the IKOS 1996 Employee Stock Purchase Plan

   Each outstanding purchase right under the IKOS 1996 Employee Stock Purchase Plan will be exercised immediately prior to the effective time of the merger, and each participant in the IKOS 1996 Employee Stock Purchase Plan will be issued shares of IKOS common stock at that time which will be converted into shares of Synopsys common stock in the merger. The IKOS 1996 Employee Stock Purchase Plan will terminate immediately following the exercise described above and no purchase rights will be subsequently granted or exercised under the IKOS 1996 Employee Stock Purchase Plan and no IKOS 1996 Employee Stock Purchase Plan payroll deductions from IKOS employees will be made thereafter. IKOS employees who meet the eligibility requirements for participation in the Synopsys Employee Stock Purchase Plan will be eligible to begin payroll deductions under the Synopsys Employee Stock Purchase Plan as of the start date of the first offering period thereunder beginning after the effective time of the merger.

Other Provisions of the Merger Agreement

 Representations and Warranties

   IKOS and Synopsys each made a number of representations and warranties in the merger agreement regarding authority to enter into the merger agreement and to consummate the merger and the other transactions contemplated by the merger agreement and with regard to aspects of their respective business, financial condition, structure and other facts pertinent to the merger.

   The representations made by IKOS to Synopsys cover the following topics as they relate to IKOS and its subsidiaries:

  . IKOS' valid organization, good standing and qualification, power and authority to conduct business;

  .  IKOS' capitalization;

  .  authorization of the merger and the transaction agreements by IKOS;

  . the absence of legal or contractual conflicts resulting from the merger agreement;

  . governmental and regulatory consents, approvals, orders, authorizations, registrations, declarations and filings required to enter into the merger agreement or consummate the merger;

  .  IKOS' filings and reports with the SEC;

  .  IKOS' financial statements;

  .  changes in IKOS' business since March 31, 2001;

  .  absence of undisclosed liabilities;

  .  pending or threatened litigation involving IKOS;

  .  the absence of restrictions on IKOS' business activities;

  . the possession of and compliance with governmental permits, licenses and other authorizations;

  .  title to the properties owned or leased;

  . intellectual property used, owned and licensed by IKOS and infringement of intellectual property rights;

  .  compliance with environmental laws;

  .  matters relating to taxes;

  .  matters relating to employee benefit plans;

  .  transactions with interested parties;

  . matters relating to employees and the effect of the merger on obligations to employees, directors and officers;

  .  insurance coverage;

  .  compliance with applicable laws;

  . information supplied by IKOS in this proxy statement/prospectus and the related registration statement of Synopsys;

  .  the vote required of the IKOS stockholders to approve the merger;

  . the execution of voting agreements to vote for adoption of the merger agreement;

  .  the IKOS board of directors' approval of the merger;

  . the inapplicability of state anti-takeover control share statutes to the merger;

  .  brokers' and finders' fees incurred in connection with the merger;

  .  certain IKOS customers, supplier and order backlog matters; and

  .  the absence of legal or contractual violations or defaults by IKOS.

   The representations made by Synopsys to IKOS cover the following topics as they relate to Synopsys:

  . valid organization, good standing, qualification, power and authority to conduct the business of Synopsys and Oak Merger Corporation;

  .  capitalization of Synopsys and Oak Merger Corporation;

  .  authorization of the merger by Synopsys and Oak Merger Corporation;

  . the absence of legal or contractual conflicts resulting from the merger agreement;

  . governmental and regulatory consents, approvals, orders, authorizations, registrations, declarations and filings required to enter into the merger agreement or consummate the merger;

  .  Synopsys' filings and reports with the SEC;

  .  Synopsys' financial statements;

  .  the absence of undisclosed liabilities;

  .  pending or threatened litigation involving Synopsys;

  . information supplied by Synopsys and Oak Merger Corporation in this proxy statement/prospectus and the related registration statement of Synopsys;

  . approval of the merger by the Synopsys and Oak Merger Corporation board of directors;

  .  brokers' and finders' fees incurred in connection with the merger;

  .  tax matters; and

  . ownership of IKOS common stock by Synopsys, Oak Merger Corporation and their respective subsidiaries.

   For the full text and details of the representations and warranties made by IKOS to Synopsys and by Synopsys to IKOS, see Articles III and IV of the merger agreement entitled "Representations and Warranties of Company" and "Representations and Warranties of Parent and Merger Sub."

   Synopsys' representations and warranties in the merger agreement are solely for the benefit of IKOS and are not for the benefit, and create no legal rights in favor, of IKOS stockholders or any other person. Likewise, IKOS' representations and warranties in the merger agreement are solely for the benefit of Synopsys and Oak Merger Corporation and are not for the benefit, and create no legal rights in favor, of any other person. In addition, the parties' representations and warranties speak only as of the date of the merger agreement or the other dates specified in particular representations and warranties, and except as set forth in the covenants, agreements and closing conditions in the merger agreement, neither party is under an obligation to update or repeat its representations and warranties. Accordingly, stockholders and investors should not rely on the parties' representations and warranties in the merger agreement.

 IKOS' Conduct of Business Before Completion of the Merger

   IKOS agreed that until the completion of the merger, the termination of the merger agreement, or unless Synopsys consents in writing, IKOS and its subsidiaries will pay their respective debts and taxes when due, pay or perform other material obligations when due and will operate their respective businesses in the ordinary course and consistent with their past practices, and otherwise use their commercially reasonable efforts consistent with past practices to preserve their businesses.

   IKOS also agreed to promptly notify Synopsys of any material event which could reasonably be expected to have a material adverse effect on IKOS or the occurrence of events outside the usual course of business. IKOS also agreed to customary restrictions for a transaction of this type, including entering into new material contracts, making significant payments, transferring intellectual property, disposing of significant assets, incurring substantial debt or capital expenditures, changing its accounting policies and amending its employee benefit plans, among other things. From time to time since the date of the signing of the merger agreement, IKOS and Synopsys have discussed whether various proposed actions by IKOS are restricted under the operating covenants contained in the merger agreement and the effect of any such restrictions on IKOS' business, with a mutual goal of preserving IKOS' goodwill during the pre-closing period. IKOS discussed with Synopsys a possible OEM agreement with a third party but subsequently determined not to pursue the business arrangement independent of Synopsys' consideration of the agreement. IKOS advised Synopsys of a buyout of a sublease and subsequently completed the buyout. IKOS discussed with Synopsys an agreement pursuant to which, if IKOS chooses to integrate one of its products, the other party to the agreement would have the exclusive right to cause IKOS to use that party's products in connection with such integration. IKOS subsequently entered into this agreement.

   For the full text and details of the restrictions on IKOS' conduct before completion of the merger, see article V of the merger agreement entitled "Conduct Prior to the Effective Time" in Appendix A to this proxy statement/prospectus.

   IKOS' obligations, and the restrictions on IKOS' conduct, between the signing of the merger agreement and the closing of the merger are for the sole benefit of Synopsys, and may be waived by Synopsys without public disclosure, and are not for the benefit, and create no legal rights in favor, of any other person.

Stockholders and investors should not rely on IKOS' covenants and agreements in the merger agreement and should not assume or infer from those covenants and agreements that IKOS has in fact taken any of the actions required by those covenants and agreements or refrained from taking any of the actions prohibited by those covenants and agreements.

 Conditions to the Merger

   Synopsys' and IKOS' respective obligations to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of each of the following conditions before completion of the merger:

  . the merger agreement and the merger must be approved by the holders of a majority of the outstanding shares of IKOS common stock;

  . Synopsys' registration statement registering the Synopsys shares to be issued in the merger must have been declared effective by the SEC and must remain effective and the SEC must not have taken steps challenging such effectiveness;

  . no order or injunction shall have been threatened, pending or issued which has or would have the effect of prohibiting completion of the merger;

  . no statute, rule, regulation, or order shall have been enacted, entered, enforced or deemed applicable to the merger which has the effect of making the merger illegal or otherwise prohibiting completion of the merger;

  . all applicable waiting periods under the HSR Act must have expired or been terminated (the waiting period under the HSR Act expired on December 14, 2001);

  . Synopsys and IKOS each must have received the opinion of their respective tax counsel to the effect that the merger will constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code; however, if counsel to IKOS does not render this opinion, this condition will be satisfied if counsel for Synopsys renders such an opinion to Synopsys;

  . Synopsys and IKOS must have received from their respective counsel such tax opinions as may be required by the SEC in connection with the filing of the registration statement registering the shares to be issued in the merger; and

  . the issuance of Synopsys common stock in connection with the merger must not require the approval of Synopsys' stockholders under any applicable Nasdaq rules.

   IKOS' obligations to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction, or waiver by IKOS, of each of the following additional conditions before completion of the merger:

  . Synopsys' representations and warranties must be true and correct in all material respects (except for representations and warranties that are qualified by a reference to materiality, which must be true and correct in all respects) as of the closing of the merger, except for failures to be true and correct which (without regard to material adverse effect qualifications) could not reasonably be expected, either individually or in the aggregate, to have a material adverse effect on Synopsys;

  . Synopsys and Oak Merger Corporation must have complied in all material respects with all covenants, agreements and obligations of the merger agreement required to be performed and complied with by them prior to the effective time of the merger; and

  . the shares of Synopsys common stock issuable in the merger and upon exercise of the options under the IKOS stock options assumed by Synopsys must have been approved for listing on the Nasdaq National Market, or must be exempt from such requirement.

   Synopsys' and Oak Merger Corporation's obligations to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction, or waiver by Synopsys, of each of the following additional conditions before completion of the merger:

  . IKOS' representations and warranties must be true and correct in all material respects (except for representations and warranties that are qualified by a reference to materiality, which must be true and correct in all respects) as of the closing of the merger, except in the case of the representations and warranties relating to organization, standing and power, capital structure, authority, conflicts, SEC documents, financial statements, absence of certain changes, absence of undisclosed liabilities, litigation, restrictions on business activities, governmental authorization, title to property, intellectual property, environmental matters, taxes, employee benefit plans, interested party transactions, certain agreements affected by the merger, employee matters, insurance, compliance with laws, the registration statement, proxy statement and prospectus, customers and suppliers, backlog, and no default, where the failure to be true and correct (without regard to any materiality or material adverse effect qualifications) could not reasonably be expected, either individually or in the aggregate, to have a material adverse effect on IKOS, as confirmed in a certificate executed on behalf of IKOS;

  . IKOS must have complied in all material respects with all covenants, agreements and obligations of the merger agreement required to be performed and complied with by it prior to the effective time of the merger, as confirmed in a certificate executed on behalf of IKOS;

  . For the twelve month measurement period ending June 30, 2002, IKOS' revenue must be greater than or equal to $50 million, and IKOS must have a loss before tax of no more than $10 million, each as determined pursuant to the formulas and procedures contained in the merger agreement. If this condition is not satisfied, Synopsys has no obligation to complete the merger. If this condition is not satisfied, but is waived by Synopsys, you will receive Synopsys stock with a value of $6 for each IKOS share you own;

  . IKOS must have obtained all necessary third-party consents under material contracts;

  . no injunctions, or restraining orders, or other orders shall have been imposed, or shall be threatened or pending, which would limit or restrict Synopsys' conduct or operation of IKOS' business following the merger;

  . the Quickturn non-competition agreement must have expired or been terminated or waived, or other action must have been taken which has the effect of rendering such provision inapplicable to the merger or unenforceable;

  . IKOS must have satisfied the following conditions relating to employee retention:

    . specified members of IKOS' executive management team, including Ramon Nunez, Joseph Rockom, Christoph Ditzen, Nader Fathi, Thomas Gardner and Daniel Hafeman, must have executed amendments to their existing severance agreements with IKOS, and such amendments must be in effect at closing (each of these executives has executed the amendment to his severance agreement);

    . The Chief Operating Officer of IKOS, or a replacement employee with equivalent skills in the reasonable judgement of Synopsys, must be employed by IKOS as of the closing date; and

    . Specified numbers of the following four separate categories of employees must be employed by IKOS as of the closing date:

      . 7 of a group of 9 technical personnel (stockholders should note that 1 of the 9 technical personnel is no longer employed by IKOS as of the date of this proxy statement, and therefore 7 of the remaining 8 must be employed by IKOS at closing)

      .  19 of a group of 31 key employees

      .  131 of a group of 174 core employees

      .  49 of a group of 98 non-core employees

  . IKOS must have entered into an OEM license agreement that meets certain requirements contained in the merger agreement. This condition has been satisfied.

   As used in the merger agreement a "material adverse effect" as it relates to IKOS means any event, matter, change, condition, circumstance or effect that is materially adverse to the business, condition (financial or otherwise), properties, assets (including intangible assets), liabilities, operations or results of operations of IKOS (or, after the effective time of the merger, the surviving corporation) and its subsidiaries, taking IKOS (or, after the effective time of the merger, the surviving corporation) together with its subsidiaries as a whole. However, none of the following, in and of themselves, either alone or in combination, shall constitute a material adverse effect as it relates to IKOS:

  .  a decrease in the trading price of IKOS common stock;

  . any event, matter, change, condition, circumstance or effect which IKOS successfully bears the burden of proving results from changes affecting any of the industries or economies in which IKOS operates as a whole (which changes do not materially and disproportionately affect IKOS);

  . any adverse event, matter, change, condition, circumstance or effect which IKOS successfully bears the burden of proving is directly and primarily caused by the announcement or pendency of the merger;

  . any adverse event, matter, change, condition, circumstance or effect which IKOS successfully bears the burden of proving is directly and primarily caused by the taking of any action expressly required by the merger agreement;

  . any adverse event, matter, change, condition, circumstance or effect which IKOS successfully bears the burden of proving is directly and primarily caused by any matter for which Synopsys has agreed to indemnify IKOS pursuant to the section entitled "The Merger Agreement and Related Agreements--Indemnification Matters--Indemnification of IKOS for Certain Matters"; or

  . a failure in and of itself of results of operations of IKOS and its subsidiaries (on a consolidated basis) to meet internal projections or forecasts or published revenue or earnings predictions for any fiscal quarterly or annual period of IKOS after July 2, 2001 and prior to the closing date of the merger, but not either the underlying causes of such failure or the consequences of such failure.

   As used in the merger agreement a "material adverse effect" as it relates to Synopsys means any event, matter, change, condition, circumstance or effect that is materially adverse to the business, condition (financial or otherwise), properties, assets (including intangible assets), liabilities, operations or results of operations of Synopsys and its subsidiaries, taking Synopsys together with its subsidiaries as a whole. However, that none of the following, in and of themselves, either alone or in combination, shall constitute a material adverse effect as it relates to Synopsys:

  .  a decrease in the trading price of Synopsys common stock;

  . any event, matter, change, condition, circumstance or effect which Synopsys successfully bears the burden of proving results from changes affecting any of the industries or economies in which Synopsys operates as a whole (which changes do not materially and disproportionately affect Synopsys);

  . any adverse event, matter, change, condition, circumstance or effect which Synopsys successfully bears the burden of proving is directly and primarily caused by the announcement or pendency of the merger;

  . any adverse event, matter, change, condition, circumstance or effect which Synopsys successfully bears the burden of proving is directly and primarily caused by the taking of any action expressly required by the merger agreement;

  . any adverse event, matter, change, condition, circumstance or effect which Synopsys successfully bears the burden of proving is directly and primarily caused by any matter for which Synopsys has agreed to indemnify IKOS pursuant to the section entitled "The Merger Agreement and Related Agreements--Indemnification Matters--Indemnification of IKOS for Certain Matters"; or

  . a failure in and of itself of results of operations of Synopsys and its subsidiaries (on a consolidated basis) to meet internal projections or forecasts or published revenue or earnings predictions for any fiscal quarterly or annual period of Synopsys after July 2, 2001 and prior to the closing date, but not either the underlying causes of such failure or the consequences of such failure.

 Termination of the Merger Agreement

   At any time prior to the completion of the merger, the merger agreement may be terminated and the merger abandoned:

  .  by mutual consent of the boards of directors of Synopsys and IKOS;

  .  by either Synopsys or IKOS, by written notice to the other party, if:

    . the closing has not occurred on or before September 14, 2002, or, at the request of either party and subject to certain limitations set forth in the merger agreement, October 14, 2002 if:

      . any of the determinations relating to the calculation of the contingent merger consideration having not been completed;

      . the failure to complete the determinations relating to the calculation of the contingent merger consideration or the failure of the merger to occur on or before September 14, 2002 was not principally caused by action or failure to act constituting a breach, in any material respect, of the merger agreement by the party seeking such extension; and

      . all other conditions to obligation to the parties' obligations to complete the merger have been satisfied or waived;

    . any permanent injunction or other order of a court or other competent authority preventing the consummation of the merger shall have become final and nonappealable, provided that the terminating party used commercially reasonable efforts to have such injunction or other order lifted; or

    . any required vote of the stockholders of IKOS shall not have been obtained at a duly held meeting of stockholders or at any adjournment thereof (provided that IKOS shall not have the right to terminate the merger agreement where the failure to obtain such stockholder approval shall have been caused by the action or failure to act of IKOS and such action or failure constitutes a breach of the merger agreement); provided that if the merger agreement is terminated by either Synopsys or IKOS as a result of the IKOS stockholders disapproving the merger, IKOS may be required to pay a termination fee of up to $5.5 million as described in the section titled "--Payment of Termination Fees and Expenses";

  .  by Synopsys, by written notice to IKOS, if:

    . any of IKOS' representations and warranties in the merger agreement would be inaccurate if made as of the time of such notice, or IKOS shall have breached any of its covenants, agreements or obligations in the merger agreement; and:

      . the condition relating to the accuracy of IKOS' representations and warranties and the performance or compliance by IKOS with its covenants, agreements or obligations contained in the merger agreement would not be satisfied if such inaccuracy or breach were to remain uncured; and

      . such inaccuracy or breach, if curable, is not cured within 30 business days after receipt by IKOS of written notice of such inaccuracy or breach;

    . a trigger event shall have occurred or a takeover proposal shall have been made (each as further explained below) and, in either case, shall not have been absolutely and unconditionally abandoned or withdrawn, and the board of directors of IKOS, if so requested by Synopsys, does not within 10 business days of such request:

      . reconfirm its unanimous recommendation of the approval of the merger agreement and the transactions contemplated thereby; and

      . reject such takeover proposal or trigger event (in the case of a takeover proposal or trigger event involving a tender or exchange offer);

    . the IKOS board of directors shall have failed to unanimously recommend that IKOS stockholders vote to approve the merger and adopt the merger agreement, or shall have withdrawn or modified that recommendation in a manner adverse to Synopsys or shall have resolved to do any of the foregoing;

    . the IKOS board of directors shall have recommended, endorsed, approved, accepted or agreed to a takeover proposal, or shall have entered into any letter of intent or similar document or agreement relating to another takeover proposal, or shall have resolved to do any of the foregoing; or

    . IKOS or any IKOS representative shall have breached IKOS' no-shop obligations relating to other potential takeover proposals.

  .  by IKOS, by written notice to Synopsys, if:

    . any of Synopsys' representations and warranties in the merger agreement would be inaccurate if made as of the time of such notice, or Synopsys shall have breached any of its covenants, agreements or obligations in the merger agreement;

    . the condition relating to the accuracy of Synopsys' and Oak Merger Corporation's respective representations and warranties and the performance or compliance by Synopsys and Oak Merger Corporation with their respective covenants contained in the merger agreement would not be satisfied if such inaccuracy or breach were to remain uncured; and

    . such inaccuracy or breach, if curable, is not cured within 30 business days after receipt by Synopsys of written notice of such inaccuracy or breach.

  . by IKOS, by written notice to Synopsys, if IKOS has received a takeover proposal constituting a "superior proposal," and:

    . the board of directors of IKOS has determined that it desires to approve entering into a written agreement providing for such superior proposal and has so notified Synopsys;

    . 5 business days have elapsed after Synopsys' receipt of such written notification, and during such 5 business day period IKOS has reasonably cooperated with Synopsys with the intent of enabling Synopsys to make an offer that is at least as favorable to the stockholders of IKOS as such superior proposal;

    . prior to 6:00 p.m. California time on the fifth business day of such 5 business day period Synopsys has not made an offer that is at least as favorable to IKOS' stockholders as such superior proposal (or waived the condition to closing relating IKOS' financial performance);

    . at the end of such 5 business day period the board of directors of IKOS reasonably believes that such takeover proposal continues to be a superior proposal; and

    . IKOS, prior to such termination, pays to Synopsys in immediately available funds the termination fee required to be paid pursuant to the merger agreement.

   If the merger agreement is terminated, it will be of no further effect and none of the parties to the merger agreement will have any liability or obligations in respect of the merger agreement, except for liabilities relating to:

  .  breaches of confidentiality obligations;

  . obligations to pay expenses and termination fees under the merger agreement; and

  . willful or intentional breaches of representations or warranties and breaches of covenants or agreements set forth in the merger agreement.

   For purposes of the merger agreement, a "trigger event" occurs if any person, other than a stockholder party to an enforceable voting agreement, acquires beneficial ownership of securities representing 15% or more of the outstanding shares of any class of capital stock or voting power of IKOS, or commences a tender or exchange offer, open market purchase program or other publicly announced initiative following the successful consummation of which such person or group would beneficially own securities representing 15% or more of the outstanding shares of any class of capital stock or voting power of IKOS.

   For purposes of the merger agreement, a "takeover proposal" means any agreement, offer or proposal, whether written or oral, for:

  . a merger, reorganization, share exchange, consolidation, or other business combination involving IKOS or any of its subsidiaries which would result in the holders of IKOS' common stock immediately prior to the consummation of such transaction holding less than 85% of the outstanding shares of any class of capital stock or voting power of the surviving, resulting or acquiring entity immediately following the consummation of such transaction;

  . a tender offer for securities of IKOS, which, if successful, would result in the tender offeror, either alone or as part of a group, holding beneficial ownership of 15% or more of the outstanding shares of any class of capital stock or voting power of IKOS immediately following the consummation of such tender offer;

  . the acquisition of 15% or more of the outstanding shares of any class of capital stock or voting power of IKOS; or

  . the acquisition of 15% or more of the assets of IKOS and its subsidiaries (either on the basis of book value or fair market value, calculated in each case on a consolidated basis), other than, in each case, the transactions contemplated by the merger agreement.

   For purposes of payment of termination fees (described below), references to 15% above are increased to 40% and all references to 85% are reduced to 60%.

   For purposes of the merger agreement a "superior proposal" means a takeover proposal that the IKOS board determines in good faith meets the following criteria after consulting with its outside financial advisor and after considering all terms and conditions, including the likelihood and timing of consummation. Whether a proposal is a "superior proposal" may vary depending on when the IKOS board reviews the proposal:

  . if the IKOS board makes its determination before IKOS stockholders have adopted the merger agreement, the board must determine that the proposal would result in a transaction more favorable to IKOS' stockholders from a financial point of view than the merger;

  . if the IKOS board makes its determination following adoption of the merger agreement by IKOS stockholders and after March 31, 2002 and the IKOS board determines in good faith that the conditions to completion of the merger relating to IKOS' financial performance will not be satisfied, the board must determine that the proposal would result in a transaction with a value of $6 or less per share of IKOS common stock; or

  . if the IKOS board makes its determination following adoption of the merger agreement by IKOS stockholders and the other determination specified in the immediately preceding bullet point has not been made, the board must determine that the proposal would result in a transaction with a value greater than $24.70 per share of IKOS common stock.

   Neither Synopsys nor IKOS has the right to terminate the merger agreement solely as a result of fluctuations in the market price of Synopsys or IKOS common stock. The one exception to this occurs if a decrease in Synopsys' common stock price delays the completion of the merger until after September 14, 2002, after which either party can generally terminate the merger agreement. Under the Nasdaq rules, Synopsys would be required to obtain stockholder approval prior to the closing if there is a substantial decrease in Synopsys' stock price and strong financial performance by IKOS over the 12 month measurement period such that the shares of Synopsys common stock required to be issued in the merger will exceed 20% of Synopsys' outstanding shares. A significant decrease in Synopsys' common stock price could delay completion of the merger because the merger agreement does not require either party to complete the merger if the Synopsys stock price falls to the level at which the Nasdaq rules require Synopsys to seek approval of its stockholders for the issuance of Synopsys common stock in the merger.

 Payment of Termination Fees and Expenses

   Whether or not the merger is consummated, the merger agreement provides that each party will bear its own costs and expenses incurred in connection with the merger agreement and the merger, except that the following expenses shall be shared equally by Synopsys and IKOS:

  . expenses incurred in connection with printing this proxy statement/prospectus;

  . registration and filing fees incurred in connection with this proxy statement/prospectus;

  .  the listing of Synopsys shares to be issued in the merger;

  . fees, costs and expenses, associated with compliance with applicable state blue sky securities laws in connection with the merger; and

  . fees, costs and expenses incurred in connection with the HSR Act filings.

   In addition to any expenses otherwise payable, IKOS is required by the merger agreement to pay Synopsys a termination fee of up to $5.5 million:

  . If Synopsys terminates the merger agreement under any of the following circumstances, in which case the termination fee is due and payable 2 business days after termination:

    . a trigger event has occurred or takeover proposal has been made and, in either case, has not been absolutely and unconditionally abandoned or withdrawn, and the board of directors of IKOS, if requested by Synopsys, does not within 10 business days of that occurrence: (A) reconfirm its unanimous recommendation of the approval of the merger agreement, the merger and the transactions contemplated thereby, and (B) reject the takeover proposal or trigger event (in the case of a takeover proposal or trigger event involving a tender or exchange offer);

    . the IKOS board of directors has failed to unanimously recommend that IKOS' stockholders vote to approve the merger and adopt the merger agreement, or shall have withdrawn or modified its recommendation in a manner adverse to Synopsys, or shall have resolved to do any of the foregoing;

    . the IKOS board of directors has recommended, endorsed, accepted, approved, or otherwise agreed to a takeover proposal, or shall have resolved to do any of the foregoing; or

    . there has been a breach of IKOS' no-shop obligations or restrictions.

  . If IKOS terminates the merger agreement under the following circumstances, in which case IKOS is required to pay the termination fee prior to termination of the merger agreement:

    . IKOS has received a takeover proposal constituting a superior proposal;

    . the board of directors of IKOS has determined that it desires to approve entering into a written agreement providing for such superior proposal and has so notified Synopsys in writing;

    . 5 business days have elapsed after Synopsys' receipt of such written notification, and during such 5 business day period IKOS has reasonably cooperated with Synopsys with the intent of enabling Synopsys to make an offer that is at least as favorable to the stockholders of IKOS as such superior proposal;

    . before 6:00 p.m. California time on the fifth business day of such 5 business day period Synopsys has not made an offer that is at least as favorable to IKOS' stockholders as such superior proposal (or waived the condition to closing relating to IKOS' financial performance); and

    . at the end of such 5 business day period the board of directors of IKOS reasonably believes that such takeover proposal continues to be a superior proposal.

   The termination fee is $2.6 million if IKOS terminates the merger agreement to pursue a superior proposal under the following circumstances, in which case IKOS is required to pay the termination fee prior to termination of the merger agreement:

  . the IKOS board determines in good faith that the conditions to completion of the merger relating to IKOS' financial performance will not be satisfied, and that there is a superior proposal; and

  . the determination is made following adoption of the merger agreement by IKOS' stockholders and after March 31, 2002.

   The termination fee is either $5 million or $5.5 million if either Synopsys or IKOS terminates the merger agreement under any of the following circumstances:

  . the required vote of IKOS stockholders is not obtained at the IKOS stockholders meeting or the closing does not occur on or before September 14, 2002 (or October 14, 2002, if the drop-dead date has been extended by either party) and

    . before termination there was a trigger event or a takeover proposal with respect to IKOS;

    . the takeover proposal or trigger event involved an acquisition of at least 40% of a class of IKOS' stock or voting power or 40% or IKOS' assets;

    . at the time of termination the takeover proposal or trigger event was not absolutely and unconditionally withdrawn or abandoned by the competing bidder; and

    . within 12-months after termination a takeover proposal or trigger event involving IKOS is consummated or a letter of intent or preliminary or definitive agreement with respect to a takeover proposal or trigger event is signed by IKOS.

   The termination fee is $5.5 million if the takeover proposal or trigger event is consummated or the letter of intent, preliminary agreement or definitive agreement is signed with the same party that was responsible for the takeover proposal or trigger event that gave rise to termination; otherwise, the termination fee is $5 million. Such termination fee is due upon the earlier of consummation of the trigger event or takeover proposal or execution of a definitive agreement or letter of intent with a third party.

   Accordingly, if the Mentor tender offer currently pending is still pending and has not been absolutely and unconditionally withdrawn at the time the IKOS stockholders vote on the merger, and the merger is not approved by IKOS stockholders, or if the Mentor tender offer is still pending and has not been absolutely and unconditionally withdrawn on September 14, 2002 or October 14, 2002, whichever date is applicable, and the merger is not closed by the applicable date, and in either case the merger agreement is terminated by either IKOS or Synopsys, IKOS will be required to pay Synopsys a fee of $5.5 million if IKOS enters into a letter of intent or a preliminary or definitive acquisition agreement with Mentor within 12 months of such termination. IKOS would be required to pay Synopsys a fee of $5.0 million if IKOS enters into a letter of intent or preliminary or definitive acquisition agreement with any other person within that 12-month period.

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

   The payment of any termination fees will not limit any additional remedies available to Synopsys.

 "No-shop" Provision

   Until the merger is completed or the merger agreement is terminated, IKOS has agreed not to directly or indirectly take any of the following actions:

  . solicit, initiate, intentionally encourage or facilitate any takeover proposal;

  . engage in discussions or negotiations with, or disclose any nonpublic information relating to IKOS or any of its subsidiaries to, or afford access to the properties, books or records of, IKOS or any of its subsidiaries to, any person that has advised IKOS that such person may be considering making a takeover proposal, or that the board of directors or officers of IKOS has reason to believe is seeking to make, or that has made, a takeover proposal; and

  . endorse, approve or recommend any takeover proposal or enter into any agreement (including any letter of intent, preliminary agreement or similar arrangement) providing for any takeover proposal.

   In addition, IKOS has agreed to notify its employees of such restrictions and, to direct them to refrain from taking any such actions and that any violation of such directions will be considered grounds for termination. However, these restrictions do not prevent the board of directors of IKOS from taking and disclosing to the IKOS stockholders a position with respect to a tender offer or otherwise complying with their obligations pursuant to Rules 14d-9 and 14e-2 promulgated under the Securities Exchange Act of 1934.

   The no-shop clause also contains a "fiduciary out." The "fiduciary out" allows IKOS to engage in discussions and negotiations, disclose non-public information, afford access to IKOS' properties, books and records, modify or withdraw its recommendation of the merger, and approve an agreement for a superior proposal if:

  . a bona fide unsolicited written takeover proposal by a competing bidder is received by the IKOS board;

  . the IKOS board determines that the takeover proposal constitutes a superior proposal;

  . the IKOS board determines in good faith, after consultation with outside legal counsel, that it is necessary in order for IKOS directors to comply with their fiduciary duties to IKOS stockholders under applicable law;

  . IKOS has notified Synopsys of such determination by the IKOS board and has provided Synopsys with true and complete copies of the takeover proposal received from the competing bidder and the financial assumptions and projections reviewed and relied upon by the IKOS board (including assumptions and projections regarding the anticipated amount of contingent consideration) in determining that a takeover proposal constitutes a superior proposal, and in determining that the conditions to completion of the merger relating to IKOS' financial performance will not be satisfied;

  . IKOS first provides Synopsys with all documents containing or referring to non-public information of IKOS that are supplied to the competing bidder;

  . IKOS enters into a nondisclosure agreement with the competing bidder containing terms at least as restrictive on the competing bidder as the terms of IKOS' confidentiality agreement with Synopsys are on Synopsys; and

  . before modifying or withdrawing its recommendation, recommending a superior proposal or approving an agreement for a superior proposal, IKOS provides Synopsys at least 3 business days prior notice.

   The fiduciary out only allows IKOS to approve entering into a superior proposal agreement and does not allow IKOS to enter into a superior proposal agreement before termination of the merger agreement.

   In addition, IKOS is obligated to immediately notify Synopsys after receipt of any takeover proposal, any inquiry looking toward a takeover proposal, or any request for non-public information relating to IKOS or any of its subsidiaries or for access to the properties, books or records of IKOS or any of its subsidiaries by any person that has made (or that IKOS has reason to believe is considering making), a takeover proposal. IKOS is also required to keep Synopsys fully informed of the status and details of any such proposal, inquiry, or request and shall provide Synopsys with a true and complete copy of such proposal, inquiry, or request and any amendment thereto, if it is in writing, or a written summary of the material terms thereof, if it is not in writing.

   IKOS also agreed that it would end any takeover proposals with anyone other than Synopsys existing as of the date of the merger agreement.

 Extension, Waiver and Amendment of the Merger Agreement

   Subject to Section 251(d) of the Delaware General Corporation Law, the board of directors of either party may amend the merger agreement at any time by execution of a written amendment signed on behalf of each of the parties to the merger agreement. In addition, at any time prior to the completion of the merger, either party may, to the extent legally allowed:

  . extend the other's time for the performance of any of the obligations or other acts under the merger agreement;

  .  waive any inaccuracies in the other's representations and warranties; or

  . waive compliance by the other with any of the agreements or conditions contained in the merger agreement.

 Further Assurances

   Both IKOS and Synopsys are required to use their respective commercially reasonable efforts to fulfill the conditions to closing of the merger, to effectuate the transactions contemplated by the merger agreement and to provide such documents and do such things as may be reasonably required by the other party for such purposes and to consummate the merger.

 Employment and Severance Arrangements

   It is a condition to the merger that specified members of IKOS' executive management team, including Ramon Nunez, Joseph Rockom, Christoph Ditzen, Nader Fathi, Thomas Gardner and Daniel Hafeman, sign amendments to their existing severance agreements, to be effective upon the closing of the merger. These amendments place a non-competition prohibition on such persons which lasts until the earlier of one year after the termination of employment and the second anniversary of the closing of the merger. If these employees are terminated without cause or they resign for good reason within the first two years after the closing of the merger, they will be entitled to continuation of their base salary (including the target bonus for which they would have been eligible had they remained employed through the year of termination), vacation pay, and insurance and health benefits until the earlier of one year after the termination of employment and the second anniversary of the closing of the merger. In addition they will receive accelerated vesting of all of their former IKOS options. The amendment to the Chief Executive Officer's severance agreement provides that his non-competition period may be extended by Synopsys for an additional twelve months if Synopsys continues the salary and benefits referred to above during the 12-month period.

   It is also expected that specified other IKOS employees will enter into new employment agreements with Synopsys, to be effective upon the closing of the merger. These agreements set forth the employees' annual salary, option grants and bonus compensation. The agreements place a non-compete prohibition on the employees which lasts until the earlier of one year after their termination of employment and the second anniversary of the closing of the merger. Pursuant to the agreements, either Synopsys or the employee can terminate the employment relationship for any reason at any time. However, if the employees are terminated without cause or they resign for good reason within the first two years after the closing of the merger they will be entitled to continuation of their base salary (including the target bonus for which they would have been eligible had they remained employed through the year of termination), vacation pay, and insurance and health benefits until the earlier of one year after the termination of employment and the second anniversary of the closing of the merger.

   The Chief Operating Officer of IKOS has executed an employment agreement with Synopsys, effective upon the closing of the merger. This agreement sets forth the executive's annual salary, option grants and bonus compensation and places a non-competition prohibition on the executive which lasts until the later of one year after termination of employment and the second anniversary of the closing of the merger. Pursuant to the agreement, either Synopsys or the employee can terminate the employment relationship for any reason at any time. However, if the executive is terminated without cause or resigns for good reason, he will be entitled to continuation of their base salary (including the target bonus for which they would have been eligible had they remained employed through the year of termination), vacation pay, and insurance and health benefits until the later of one year after the termination of employment and the second anniversary of the closing of the merger. In addition, if the executive is terminated without cause or voluntarily terminates for good reason, his former IKOS stock options accelerate and become vested in full.

 Benefit Plans and Programs

   IKOS is required to take all action necessary to terminate, or cause to terminate, before the effective time of the merger, any IKOS benefit plan that is a 401(k) plan or other defined contribution retirement plan or employee stock purchase plan. On or as soon as practicable following the effective time of the merger, continuing employees of IKOS and its subsidiaries shall be eligible to participate in those benefit plans and programs maintained for similarly situated employees of Synopsys on the same terms applicable to similarly situated employees of Synopsys and to the extent that such plans and programs provide the benefits such IKOS employees had prior to the merger.

   Each continuing employee will be given credit, for purposes of any service requirements under Synopsys' plans for his or her period of service with IKOS or any of its subsidiaries. Each continuing employee will, with respect to any Synopsys plans or programs which have co-payment, deductible or other co-insurance features, receive credit for any amounts such individual has paid to date in the plan year of the merger under comparable plans or programs maintained by IKOS or any of its subsidiaries prior to the merger.

   Each continuing employee and eligible dependent who, upon completion of the merger, was participating in an employee group health plan maintained by IKOS or any of its subsidiaries will not be excluded from Synopsys' employee group health plan or limited in coverage thereunder by reason of any waiting period restriction or pre-existing condition limitation.

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

 Bonus Plan

   Certain management and non-management employees of IKOS determined by IKOS' management will, upon completion of the merger, be eligible to participate in a bonus plan of up to $7.5 million, which shall be paid on or near the date of completion of the merger. The same metrics, revenue, revenue plus change in backlog and PBT, calculated over the measurement period, will be used to determine the total bonus amount in accordance with the graph set forth below. The actual bonus amount will be the amount determined by revenue plus change in backlog or the amount determined by PBT, whichever is lower, except that if the amount determined by PBT is lower than the amount determined by revenue plus change in backlog but the same or higher than the amount determined by revenue without regard to change in backlog, the bonus pool amount will be determined by revenue plus change in backlog. The total bonus amount will be $0 if revenue is not at least $50 million and PBT is not greater than a loss of $10 million. As indicated in the graph, the total bonus amount increases proportionately as revenue, revenue plus change in backlog, or PBT increase from one level to the next.

                             [GRAPH]

                              Total Bonus Amount
                       ___________________________________
               $10.0
                                              $7.5 million
                                   $5.5 million
                       ___________________________________
                $5.0
                             $3.2 million
                       $1.5 million
                $0.0   ___________________________________

Revenue                $50   $60   $70   $80   $90   $100
Revenue plus
change in backlog       50    60    70    80    90    100
Profit Before Tax      -10    -5     0     8    14     18
(in millions)

   The total bonus amount, if any, will be excluded from the calculation of IKOS profit before tax over the measurement period. See the chart titled "Determining the Purchase Price Per IKOS Share" in the section above titled "The Merger Agreement and Related Agreements--Structure of the Merger and Calculation of Purchase Price Per IKOS Share" for the method for determining which metric should be used to calculate the total bonus amount. IKOS shall determine the employees to participate in the bonus plan and the amount to be paid to each, subject to certain minimum amounts to be paid to non-management employees. However, the first $2 million of the bonus plan shall be allocated exclusively to non-management employees.

   In the event that the merger closes prior to June 30, 2002 at a per share price of $15, the total bonus amount will equal $5.0 million.

Related Agreements

 Voting Agreements

   In connection with the merger, IKOS' directors and executive officers have entered into voting agreements with Synopsys which require them to vote all of their shares of IKOS common stock in favor of approval of the merger agreement and against any other merger or other business combination proposals, with certain exceptions. The voting agreements prohibit the IKOS directors and executive officers from tendering shares in the Mentor tender offer. The voting agreements terminate on the earlier of the completion of the merger or the termination of the merger agreement pursuant to its terms.

   As of January 29, 2002, there were 532,653 shares of IKOS common stock subject to the voting agreements, which represent approximately 5.62% of the outstanding IKOS common stock.

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

 Amendment to IKOS Stockholder Rights Agreement

   In connection with the merger agreement, IKOS has executed an amendment to its rights agreement, dated July 2, 2001, by and between IKOS and Bank Boston, N.A. pursuant to which neither Synopsys nor Oak Merger Corporation shall be deemed "acquiring persons" (as defined in the rights agreement) under the terms of the rights agreement by virtue of the approval, execution, delivery or performance of the merger agreement and pursuant to which the execution, delivery and the performance of the merger agreement shall not result in a "distribution date" (as defined in the rights agreement).

Operations Following the Merger

   Upon completion of the merger, IKOS will become a wholly-owned subsidiary of Synopsys and the members of Oak Merger Corporation's board will be the members of the board of IKOS. The membership of the Synopsys board will remain unchanged as a result of the merger. Following the merger, the officers of Oak Merger Corporation will be the officers of IKOS. The stockholders of IKOS will become stockholders of Synopsys, and their rights as stockholders will be governed by Synopsys' certificate of incorporation and bylaws and the laws of the State of Delaware.

Indemnification Matters

 Directors and Officers and Liability Insurance

   The merger agreement provides that for not less than 6 years after the effective time of the merger, Synopsys will indemnify and hold harmless the present and former officers, directors, employees and agents of IKOS in respect of acts or omissions occurring on or prior to the effective time of the merger to the extent provided for under IKOS' certificate of incorporation and bylaws and each indemnification agreement with IKOS directors and officers to which IKOS is a party, in each case in effect on July 2, 2001, as limited from time to time by applicable law.

   In addition, the merger agreement provides that for a period of 6 years after the completion of the merger, Synopsys will provide officers' and directors' liability insurance in respect of acts or omissions occurring on or prior to the completion of the merger covering each person currently covered by IKOS' officers' and directors' liability insurance policy on terms at least as favorable as the coverage currently in effect on July 2, 2001. However, Synopsys shall not be obligated to pay, or to cause the surviving corporation to pay, premiums in excess of 150% of the amount per annum IKOS paid in its last full fiscal year. Moreover, if Synopsys or the surviving corporation is unable to obtain the insurance required by the merger agreement it shall obtain as much comparable insurance as possible for an annual premium equal to such maximum amount.

 Indemnification of IKOS for Certain Matters

   Synopsys has agreed to indemnify IKOS, its subsidiaries, officers, directors and certain other persons from any losses (including reasonable attorneys' fees) incurred by such persons or entities caused by a claim by Cadence Design Systems, Inc. or its affiliates that any of the following activities violates the Quickturn non-competition agreement:

  . the discussions and agreements between Synopsys and IKOS leading up to the signing of the letter of intent regarding the merger;

  . the discussions regarding or the negotiation and signing of the merger agreement;

  .  IKOS' performance of any of its obligations under the merger agreement;

  . consummation of any of the transactions contemplated by the merger agreement; and

  .  actions taken by IKOS at the direction of Synopsys.

                       LITIGATION RELATING TO THE MERGER

   On December 6, 2001, Mentor and Fresno filed a lawsuit in the Court of Chancery of the State of Delaware against IKOS, the IKOS Board, Synopsys and Oak Merger Corporation, C.A. No. 19299. This lawsuit alleges, among other things, that the termination fee set forth in the merger agreement is unreasonable, that certain operating restrictions and other conditions set forth in the merger agreement impose onerous restrictions on the authority of the IKOS board to manage IKOS and that the no-shop provision set forth in the merger agreement insofar as it applies after IKOS stockholders approve the merger agreement is too onerous. This lawsuit further alleges that the members of the IKOS board breached their fiduciary duties in connection with the merger agreement and that Synopsys and Oak Merger Corporation aided and abetted such breaches. This lawsuit seeks, among other things, injunctive and declaratory relief, including an order enjoining the enforcement of the no-shop provisions and termination fee in the merger agreement, and unspecified damages. IKOS and Synopsys believe that this lawsuit is without merit and intend to contest it vigorously.

   On December 7, 2001, Mentor and Fresno filed a lawsuit in the United States District Court for the District of Delaware against IKOS, Case No. 01-809. This lawsuit seeks an order and judgment from the Court declaring that the Mentor tender offer and Tender Offer Statement on Schedule TO (the "Schedule TO") and Mentor's Schedule 13D are not in violation of the federal securities laws and that Mentor did not violate federal insider trading laws when it purchased from the open market shares of IKOS' stock beginning in July 2001 and when it made the Mentor tender offer. IKOS believes that this lawsuit is without merit and intends to contest it vigorously.

   On December 7, 2001, Sheldon Pittlemen, an alleged stockholder of IKOS, filed an alleged class action lawsuit in the Court of Chancery of the State of Delaware against IKOS and the IKOS board, C.A. No. 19300. This lawsuit generally alleges that the members of the IKOS board breached their fiduciary duties in connection with the merger agreement. It seeks injunctive relief and unspecified damages on behalf of all stockholders of IKOS. IKOS believes that this lawsuit is without merit and intends to contest it vigorously.

   On December 10, 2001, Ernest Hack, an alleged stockholder of IKOS, filed an alleged class action lawsuit in the Court of Chancery of the State of Delaware against IKOS, the IKOS board and Synopsys, C.A. No. 19305. While not identified as such in the caption of the complaint, the body of the complaint describes Mentor as a defendant. This lawsuit alleges that the members of IKOS' board failed to properly consider and act upon the Mentor tender offer. It also alleges that IKOS failed to solicit offers before entering the merger agreement. The lawsuit alleges that, as a result of these alleged failures, among other things, the members of IKOS' board breached their fiduciary duties and that Synopsys aided and abetted such breaches. This lawsuit seeks injunctive relief and unspecified damages. IKOS and Synopsys believe that this lawsuit is without merit and intend to contest it vigorously.

   On December 10, 2001, Robert Ferronte, an alleged stockholder of IKOS, filed an alleged class action lawsuit in the Court of Chancery of the State of Delaware against IKOS and the IKOS Board, C.A. No. 19307. This lawsuit generally alleges, among other things, that the members of the IKOS board breached their fiduciary duties by allegedly failing to fully inform themselves about Mentor's interest in acquiring IKOS. The complaint further alleges that IKOS' poison pill permits the IKOS board to manipulate IKOS to the detriment of IKOS' stockholders and to perpetuate its control over IKOS' business and operations. The lawsuit seeks injunctive relief. IKOS believes that this lawsuit is without merit and intends to contest it vigorously.

   On December 14, 2001, Scott Petler, an alleged stockholder of IKOS, filed an alleged class action lawsuit in the Santa Clara County, California Superior Court, Case No. CV 803814, against IKOS, the members of IKOS' Board of Directors, Synopsys and Dr. Aart de Geus, Chairman and CEO of Synopsys. This lawsuit generally alleges that the members of the IKOS board breached their fiduciary duties in connection with the merger agreement and in its response to the Mentor tender offer. The lawsuit further alleges that Synopsys and Dr. de Geus aided and abetted the alleged breach of fiduciary duties. The lawsuit seeks injunctive relief and an order rescinding the merger agreement. IKOS and Synopsys believe that this lawsuit is without merit and intend to contest it vigorously.

      INTERESTS OF IKOS' DIRECTORS, OFFICERS AND AFFILIATES IN THE MERGER

   In considering the recommendation of the IKOS board of directors with respect to the adoption and approval of the merger agreement and approval of the merger, IKOS stockholders should be aware that certain members of the management of IKOS and the IKOS board of directors may have interests in the merger that are different from, or in addition to, the interests of IKOS stockholders generally. The IKOS board of directors was aware of these interests and considered the following matters, among others, in approving the merger agreement and the merger.

   As of January 29, 2002, directors and executive officers of IKOS (and their respective affiliates) collectively beneficially owned an aggregate of approximately 532,653 shares of IKOS common stock, excluding unexercised options to purchase IKOS common stock. Upon completion of the merger, it is anticipated that the former directors and executive officers of IKOS (and their respective affiliates) collectively will beneficially own less than one percent of the then outstanding shares of Synopsys common stock, calculated on the basis set forth in the section entitled "Security Ownership of Certain Beneficial Owners and Management of IKOS."

   As of January 29, 2002, directors and executive officers of IKOS held outstanding stock options to purchase an aggregate of approximately 1,277,073 shares of IKOS common stock. Upon the completion of the merger, these options will be assumed by Synopsys in accordance with the merger agreement. An aggregate of approximately 158,480 of such outstanding stock options are held by IKOS' non-employee directors under IKOS' 1995 Outside Director Stock Option Plan. In addition, if the merger closes in August 2002, as expected, each outside director shall receive an additional option to purchase 6,000 shares of IKOS common stock. Under the director plan, all of the unvested option shares held by non-employee directors will vest in full vest and become exercisable immediately prior to the merger. Assuming that such individuals continue in IKOS' service through August 31, 2002, Jackson Hu, James Oyler, Glenn Penisten and William Stevens will hold the following number of unvested option shares on such date:

                                                              Number of Unvested
                                              Total Number of  Option Shares on
   Name                                        Option Shares   August 31, 2002
   ----                                       --------------- ------------------
   Jackson Hu................................     33,240            12,740
   James Oyler...............................     46,000            18,000
   Glenn Penisten............................     46,000            18,000
   William Stevens...........................     33,240            12,740

   IKOS' executive officers held options to purchase an aggregate of 1,118,593 shares of IKOS common stock as of January 29, 2002. IKOS has previously entered into severance agreements with all of its executive officers by which their stock options, as assumed by Synopsys in the merger, will accelerate and become fully vested in the event of certain terminations of employment following the merger. It is a condition to Synopsys' obligation to close the merger that all such officers (with the exception of the Chief Operating Officer, who has entered into a separate employment agreement with Synopsys) as well as Christoph Ditzen enter into amendments to the severance agreements in order to, among other things, add a non-competition agreement between such officers and Synopsys. See the section entitled "The Merger Agreement and Related Agreements--Other Provisions of the Merger Agreement--Employment and Severance Arrangements." Under the agreements, as proposed to be amended, in the event that such individuals are terminated without cause or terminate their employment with Synopsys for good reason within two years of the closing of the merger, their former IKOS options shall become fully vested and accelerate in full. Assuming that each executive officer continues in IKOS' service through August 31, 2002, each such individual will hold the following unvested option shares on such date:

                                                              Number of Unvested
                                              Total Number of  Option Shares on
Name                                           Option Shares   August 31, 2002
----                                          --------------- ------------------
Gerald Casilli...............................      97,800           30,875
 Chairman of the Board
Ramon Nunez..................................     362,743           42,607
 President & Chief Executive Officer
Joseph Rockom................................     143,500           16,771
 Chief Financial Officer and Secretary
Robert Hum...................................     271,000           63,541
 Chief Operating Officer
Daniel Hafeman...............................     138,550           10,729
 Chief Technical Officer
Thomas Gardner...............................     105,000           14,833
 VP Worldwide Sales

   During the pre-closing period, IKOS is entitled to grant additional stock options to its executive officers, and all of such options would be converted into options to acquire Synopsys common stock at the closing of the merger and would be subject to the accelerated vesting discussed above.

   It is a condition to the merger that specified executive officers of IKOS, including Ramon Nunez, Joseph Rockom, Thomas Gardner and Daniel Hafeman, as well as Christoph Ditzen and Nader Fathi, sign amendments to their existing severance agreements. In addition to adding a non-competition provision, the amendments changed the severance payable to the executive officers to include the target bonus for which they would have been eligible had they remained employed through the year of termination. Finally, the Chief Operating Officer's employment agreement with Synopsys provides for an increase in salary of approximately 18% over the amount he is currently being paid and for additional Synopsys stock options to be granted to him following the closing. Further, under the terms of his employment agreement with Synopsys, the Chief Operating Officer of IKOS will be eligible to receive, subject to certain conditions, a bonus payment at the end of Synopsys' fiscal year 2002. In addition, the Chief Operating Officer of IKOS will be eligible to receive bonus payments contingent on to be determined performance metrics and his continued employment with Synopsys payable one year after the closing of the merger and at the end of fiscal 2003. The amount of the bonus payments that the Chief Operating Officer would receive if IKOS continued to operate as an independent company depends on any adjustments to his base salary, the total amount of the available bonus pool (which depends on the performance of IKOS during the fiscal year) and the allocation of a specific amount to the Chief Operating Officer. This allocation, if any, is determined by the Chief Executive Officer of IKOS, subject to the approval of the compensation committee of IKOS' board of directors. IKOS did not achieve its revenue plan for fiscal year 2001 and, as a result, the Chief Operating Officer did not receive any bonus payment for fiscal year 2001. The bonuses that the Chief Operating Officer could potentially receive under his employment agreement with Synopsys may be more or less than the bonuses he would have received if IKOS continued to operate as an independent company, depending on the actual bonuses paid under the employment agreement and the financial performance of IKOS as a stand-alone company compared to its bonus plan targets. The amendments to the executive officers' severance agreements and the Chief Operating Officer's employment agreement are all contingent upon completion of the merger.

   The amendments to the severance agreements of IKOS executive officers, in addition to the acceleration of options described above, also provide that they may receive continuation of salary and benefits upon termination without cause or resignation for good reason within a period of time. See the section entitled "The Merger Agreement and Related Agreements--Other Provisions of the Merger Agreement--Employment and Severance Arrangements" for additional details.

   In addition, IKOS executive officers will be eligible to participate in a bonus plan upon completion of the merger. For additional information regarding the bonus plan, see the section entitled "The Merger Agreement and Related Agreements--Other Provisions of the Merger Agreement--Bonus Plan."

   Synopsys has agreed to fulfill and honor in all respects the indemnification agreements IKOS and its subsidiaries have previously entered into with their respective directors and officers and to fulfill and honor any indemnification provisions of IKOS' and its subsidiaries' applicable charter documents. The merger agreement provides that all rights to indemnification for present and former directors and officers of IKOS will survive the merger and continue in full force and effect for a period of not less than six years from the date of the completion of the merger. Synopsys also has agreed to maintain insurance for IKOS' directors and officers that is no less favorable than IKOS' current directors' and officers' liability insurance for actions or omissions occurring on or prior to the date of the completion of the merger for a period of not less than six years after the completion of the merger, subject to limitations.

   IKOS stockholders should consider whether these interests may have influenced these directors and officers to support or recommend the merger.

   The acceleration of the vesting of options upon or following the merger and any other payments in the nature of compensation to certain employees of IKOS that are contingent upon or made in connection with the merger may result in "excess parachute payments" as defined in Section 280G of the Internal Revenue Code. Excess parachute payments are not deductible in accordance with Section 280G. As a result, neither Synopsys nor IKOS would be entitled to a tax deduction for any amounts determined to be excess parachute payments. The amount of the lost deduction would depend, in part, on the value of the shares at the time of the merger, the number of option shares being accelerated, and the amount of any other payments in the nature of compensation that are contingent upon or deemed to be made in connection with the merger. In accordance with Section 4999 of the Internal Revenue Code, any employee that receives an excess parachute payment must pay a federal excise tax (in addition to all other income taxes imposed on the payment) equal to 20% of the amount of the excess parachute payment.

   IKOS has retained an outside consultant to conduct an analysis to ascertain whether any payments or acceleration of options made to Gerald Casilli, Thomas Gardner, Daniel Hafeman, Robert Hum, Ramon Nunez and Joe Rockom, could result in excess parachute payments under Section 280G. IKOS believes that as a result of this analysis, no excess parachute payments would be made as a result of the merger solely on the basis of the acceleration of existing stock options and the payment of severance amounts under existing severance and employment agreements for Gerald Casilli, Thomas Gardner, Daniel Hafeman or Joe Rockom, assuming that the annual options granted to each of them during the one year period prior to the closing of the merger were not deemed to be granted in connection with a change of control. Certain achievements of revenue plus change in backlog by IKOS may produce possible excess parachute payments for Mr. Hum and Mr. Nunez. With respect to Mr. Hum, assuming that the options granted to Mr. Hum during the one year period prior to the closing of the merger were not granted in connection with a change of control and if Mr. Hum were terminated upon the date of a change of control, Mr. Hum would begin to receive excess parachute payments upon revenue plus change in backlog achievement by IKOS of $57 million, with such parachute payment amount beginning at approximately $5,000 and increasing if IKOS achieved additional revenue plus change in backlog during the measurement period. Under the same assumptions, if IKOS achieves targeted plan revenues of approximately $67 million and has a positive change in backlog of $3 million, Mr. Hum would receive an excess parachute payment of approximately $292,000. As Synopsys has entered into an employment agreement with Mr. Hum, IKOS and Synopsys believe that a termination of employment upon the date of a change of control is unlikely.

   With respect to Mr. Nunez, assuming that the stock options granted to Mr. Nunez during the year prior to the change of control were not deemed to be granted in connection with the change of control and if Mr. Nunez were terminated upon the date of a change of control, Mr. Nunez would begin to receive excess parachute payments upon revenue plus change in backlog achievement by IKOS of $80 million, with such parachute payment amount increasing if IKOS achieved additional revenue plus change in backlog during the measurement period. Under the same assumptions, if IKOS achieves targeted plan revenues of approximately $67 million and has a positive change in backlog of $3 million, Mr. Nunez would not receive any excess parachute payment. However, if additional options are issued during the pre-closing period, or if additional payments pursuant to the bonus plan are made to any of the six above officers, it is possible that additional excess parachute payments under Section 280G could result.

                               ANTITRUST APPROVAL

   The merger is subject to the requirements of the HSR Act. The HSR Act requires both parties to file written notification of the proposed merger to the Antitrust Division of the Department of Justice and the Federal Trade Commission, and to provide each of those agencies with certain information and documentary materials for their review. The HSR Act also prohibits the parties from closing the merger transaction until certain waiting periods end or expire. The initial waiting period is 30 days after both parties have made their written filings and provided the information and documentary materials required. On December 14, 2001, the HSR Act waiting period expired.

   The requirements of the HSR Act will be satisfied if the merger is completed within one year from the termination of the applicable 30-day waiting period.

   However, the Antitrust Division of the Department of Justice or the Federal Trade Commission could challenge the merger on antitrust grounds after expiration of the waiting period. Accordingly, at any time before or after the completion of the merger, either the Antitrust Division of the Department of Justice or the Federal Trade Commission could take action under the antitrust laws as it deems necessary or desirable in the public interest, or other persons could take action under the antitrust laws, including seeking to enjoin the merger. Additionally, at any time before or after the completion of the merger, notwithstanding that the applicable waiting period expired or ended, any state could take action under the antitrust laws as it deems necessary or desirable in the public interest. There can be no assurance that a challenge to the merger will not be made or that, if a challenge is made, we will prevail. Both Synopsys and IKOS have a right to terminate the merger agreement if, as a result of antitrust action or otherwise, there is a final, non-appealable injunction prohibiting the merger.

   In addition, Synopsys and IKOS will make filings under the antitrust laws of Taiwan. Synopsys and IKOS expect the waiting period in Taiwan to be approximately one month from the date of filing although the government authorities may extend this period under certain circumstances.

            MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

   The following discussion describes the material United States federal income tax consequences that are generally applicable to holders of IKOS common stock who exchange IKOS common stock for Synopsys common stock pursuant to the merger. This discussion does not purport to be a complete analysis or listing of all potential tax considerations relevant to a decision whether to vote in favor of the merger. This discussion is based on currently existing provisions of the Internal Revenue Code, existing and proposed Treasury regulations promulgated thereunder and current administrative rulings and court decisions, all of which are subject to change. Any change, which may or may not be retroactive, could alter the tax consequences to IKOS stockholders as described herein.

   IKOS stockholders should be aware that this discussion does not deal with all federal income tax considerations that may be relevant to particular IKOS stockholders in light of their particular circumstances, such as stockholders who:

  .  are dealers in securities;

  .  are banks;

  .  are insurance companies;

  .  are tax exempt organizations;

  . are subject to the alternative minimum tax provisions of the Internal Revenue Code;

  . hold their shares as part of a hedging, straddle, conversion or other risk reduction transaction;

  .  are foreign persons;

  .  do not hold their IKOS common stock as a capital asset; or

  . acquired their shares of IKOS common stock in connection with stock option or stock purchase plans or in other compensatory transactions.

   In addition, the following discussion does not address the tax consequences of the merger under foreign, state or local tax laws, the tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the merger (whether or not any such transactions are undertaken in connection with the merger), including without limitation any transaction in which shares of IKOS common stock are acquired or shares of Synopsys common stock are disposed of, the tax consequences of the assumption by Synopsys of the outstanding IKOS stock options or the tax consequences of the receipt of rights to acquire Synopsys common stock. Accordingly, IKOS STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES.

   Subject to the limitations and qualifications referred to herein, Brobeck, Phleger & Harrison LLP, special outside counsel to Synopsys, has rendered to Synopsys, and Gray Cary Ware & Freidenrich LLP, counsel to IKOS, has rendered an opinion to IKOS, that the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and that the merger will result in the following material federal income tax consequences to the IKOS stockholders:

  . No gain or loss will be recognized by holders of IKOS common stock solely upon their receipt of Synopsys common stock in exchange for IKOS common stock in the merger (except to the extent of cash received in lieu of a fractional share of Synopsys common stock);

  . The aggregate tax basis of the Synopsys common stock received by IKOS stockholders in the merger (including any tax basis attributable to fractional shares deemed to be disposed of) will be the same as the aggregate tax basis of the IKOS common stock surrendered in exchange therefor;

  . The holding period of the Synopsys common stock received by each IKOS stockholder in the merger will include the period for which the IKOS common stock surrendered in exchange therefor was considered to be held, provided that the IKOS common stock so surrendered is held as a capital asset at the time of the merger; and

  . Cash payments received by a holder of IKOS common stock in lieu of a fractional share will be treated as if the fractional share of Synopsys common stock had been issued in the merger and then redeemed by Synopsys. An IKOS stockholder receiving cash payments will recognize gain or loss, upon payment, measured by the difference, if any, between the amount of cash received and that stockholder's basis in the fractional share.

   The parties are not requesting, and will not request, a ruling from the Internal Revenue Service as to the tax consequences of the merger. The consummation of the merger is conditioned on the receipt by Synopsys of an opinion of Brobeck, Phleger & Harrison LLP, and the receipt by IKOS of an opinion of Gray Cary Ware & Freidenrich LLP confirming that the merger will constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code; provided that if counsel to IKOS does not render such an opinion, the condition will be satisfied if counsel to Synopsys renders such an opinion to Synopsys.

   The tax opinions referred to herein are conditioned upon the following:

  . the truth and accuracy of the statements, covenants, representations and warranties set forth in the merger agreement and indirectly related certificates of Synopsys and IKOS;

  . that the merger is effected according to the terms contained in the merger agreement without waiver of any material term thereof; and

  .  that the merger is duly effected under applicable state law.

   IKOS stockholders should be aware that the tax opinions will not bind the Internal Revenue Service, and the Internal Revenue Service is, therefore, not precluded from successfully asserting a contrary position.

   A successful Internal Revenue Service challenge to the reorganization status of the merger would in the opinion of counsel result in IKOS stockholders recognizing taxable gain or loss with respect to each share of common stock of IKOS surrendered equal to the difference between the stockholder's basis in the share and the sum of the amount of cash, if any, and the fair market value, as of the effective time of the merger, of the Synopsys common stock received in exchange therefor. In this event, a stockholder's aggregate basis in the Synopsys common stock so received would equal its fair market value, and the stockholder's capital gains holding period for such stock would begin the day after the merger. Neither Synopsys nor IKOS would, in the opinion of counsel, be taxable upon a successful Internal Revenue Service challenge to the reorganization status of the merger. However, as stated above, it is the opinion of both Brobeck, Phleger & Harrison LLP and Gray Cary Ware & Freidenrich LLP that the merger will constitute a reorganization and that the foregoing adverse tax consequences will not result from the merger.

                              ACCOUNTING TREATMENT

   Under generally accepted accounting principles, Synopsys will account for the merger using the purchase method of accounting. Under the purchase method of accounting, the purchase price recorded by Synopsys will be equal to the market value of its common stock issued in connection with the merger and the fair value of its options to purchase Synopsys common stock that will be issued in exchange for IKOS' outstanding common stock options (each determined at the date of the merger), plus the amount of directly related acquisition costs. Synopsys will allocate the purchase price to the individual assets acquired and liabilities assumed, including any identifiable intangible assets such as acquired technology, trademarks, tradenames and workforce, and to in-process research and development, based on their respective fair values. Any amounts allocated to in-process research and development will be expensed in the quarter in which the merger closes. The excess of the purchase price over the fair value of tangible and identifiable intangible assets plus the amount allocated to acquired workforce will be recorded as goodwill and will not be amortized consistent with the guidance in the Financial Accounting Standards Board (FASB) Statement No. 142, Goodwill and Other Intangible Assets. Other intangible assets recorded will be amortized over their estimated useful lives.

   In addition, under the purchase method of accounting, IKOS' deferred revenue related to product and software maintenance will be reduced to the fair value of the related obligation as of the closing date of the merger. This treatment will have the effect of reducing the amount of revenue Synopsys will recognize in the periods subsequent to the merger compared to the amount of revenue IKOS would have recognized in the same period absent the merger.

                             NO DISSENTERS' RIGHTS

   You are not entitled to exercise dissenters' rights as a result of the merger or to demand payment for your shares under Delaware law.

              RESTRICTIONS ON SALE OF SHARES BY AFFILIATES OF IKOS

   The shares of Synopsys common stock to be issued in connection with the merger will be registered under the Securities Act and will be freely transferable under the Securities Act, except for shares of Synopsys common stock issued to any person who is deemed to be an affiliate of IKOS at the time of the special stockholders meeting. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control of IKOS and may include some of IKOS' directors and officers, as well as its principal stockholders. Affiliates may not sell their shares of Synopsys common stock acquired in connection with the merger except pursuant to:

  . an effective registration statement under the Securities Act covering the resale of those shares;

  .  an exemption under paragraph (d) of Rule 145 under the Securities Act;
     or

  .  another applicable exemption under the Securities Act.

   Synopsys' registration statement on Form S-4, of which this proxy statement/prospectus forms a part, does not cover the resale of shares of Synopsys common stock to be received by affiliates in the merger.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                             AND MANAGEMENT OF IKOS

   The following table contains information regarding beneficial ownership of IKOS' common stock as of January 29, 2002 by all persons who, to the knowledge of the Company, were:

  . the beneficial owners of 5% or more of the outstanding shares of common stock of IKOS;

  .  each director and director nominee of IKOS;

  . the chief executive officer and the four other most highly compensated executive officers of IKOS as of January 29, 2002 whose salary and bonus for the fiscal year ended September 29, 2001 exceeded $100,000; and

  .  all current executive directors and officers of IKOS as a group.

   Shares of IKOS common stock that are subject to options that are currently exercisable or are exercisable within 60 days of January 29, 2002, are deemed outstanding for purposes of computing the percentages of the person holding such options, but are not deemed outstanding for purposes of computing the percentages of any other persons. Percentage ownership is based on 9,472,974 shares of common stock outstanding as of January 29, 2002.

                                                          Shares Beneficially
                                                                Owned(2)
                                                          --------------------
Name of Beneficial Owner (1)                               Number   Percentage
----------------------------                              --------- ----------
5% Stockholders
Mentor Graphics Corporation(3)...........................   841,600     8.9%

Directors and Officers
Ramon A. Nunez(4)........................................   286,845    2.95%
Gerald S. Casilli(5).....................................   402,708    4.23%
Robert Hum(6)............................................   153,813    1.59%
Thomas Gardner(7)........................................    76,521       *
William Stevens(8).......................................    20,500       *
Glenn E. Penisten(9).....................................    36,115       *
James R. Oyler(10).......................................    30,500       *
Jackson Hu(11)...........................................    20,500       *
All directors and executive officers as a group (10
 persons)(12)............................................ 1,325,736   12.89%

--------
  *   Less than one percent.
 (1) Except as otherwise indicated, the address of each beneficial owner is c/o IKOS, 79 Great Oaks Boulevard, San Jose, California 95119.
 (2) This table is based on information supplied by officers, directors and principal stockholders. Except as otherwise indicated in the footnotes to the above table, the Company believes that the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws, where applicable.
 (3) Based on a Schedule 13D filed with the SEC on December 7, 2001, Mentor Graphics Corporation is the beneficial owner of 841,600 shares, but Fresno Corporation, a wholly-owned subsidiary of Mentor Graphics Corporation is the owner of record of the 841,600 shares. Mentor Graphics Corporation's address is 8005 SW Boeckman Road, Wilsonville, Oregon 97070.
 (4) Includes 245,997 shares subject to options exercisable within 60 days of January 29, 2002.
 (5) Includes 56,925 shares subject to options exercisable within 60 days of January 29, 2002.
 (6) Includes 153,813 shares subject to options exercisable within 60 days of January 29, 2002.
 (7) Includes 51,521 shares subject to options exercisable within 60 days of January 29, 2002.
 (8) Includes 20,500 shares subject to options exercisable within 60 days of January 29, 2002.
 (9) Includes 28,000 shares subject to options exercisable within 60 days of January 29, 2002.
(10) Includes 28,000 shares subject to options exercisable within 60 days of January 29, 2002.
(11) Includes 20,500 shares subject to options exercisable within 60 days of January 29, 2002.
(12) Includes 804,681 shares subject to options exercisable within 60 days of January 29, 2002.

                COMPARISON OF RIGHTS OF STOCKHOLDERS OF SYNOPSYS
                            AND STOCKHOLDERS OF IKOS

   The following is a description of the material differences between the rights of holders of Synopsys common stock and IKOS common stock. While we believe that the description covers the material differences between the two, this summary may not contain all of the information that is important to you. You should carefully read this entire document and the other documents we refer to for a more complete understanding of the differences between being a stockholder of Synopsys and being a stockholder of IKOS. These documents are filed as exhibits to the reports filed by Synopsys and IKOS with the Securities and Exchange Commission.

   IKOS' certificate of incorporation and bylaws, each as currently in effect, govern your rights as a stockholder of IKOS. After completion of the merger, you will become a stockholder of Synopsys. Synopsys' certificate of incorporation and bylaws will govern your rights as a stockholder of Synopsys. Both IKOS and Synopsys are incorporated under the laws of the State of Delaware. Accordingly, the Delaware General Corporation Law will continue to govern your rights as a stockholder after completion of the merger.

Common Stock

   Each of Synopsys and IKOS have one class of common stock issued and outstanding. Holders of Synopsys common stock and holders of IKOS common stock are each entitled to one vote for each share held.

Preferred Stock

   Both of the certificates of incorporation of Synopsys and IKOS provide that our boards of directors are authorized to provide for the issuance of shares of undesignated preferred stock in one or more series, and to fix the designations, powers, preferences and rights of the shares of each series and any qualifications, limitations or restrictions thereof. IKOS has authorized an aggregate of 500,000 shares of Series G Preferred Stock for potential issuance under its Stockholder Rights Plan. Synopsys has authorized an aggregate of 2,000,000 shares of Series A Participating Preferred Stock for potential issuance under its Stockholder Rights Plan.

Board of Directors

   Synopsys' certificate of incorporation provides that the number of directors, which will constitute the whole Synopsys board shall be as specified in Synopsys' bylaws. Synopsys' bylaws currently provide that the number of directors shall not be fewer than five (5) nor more than nine (9), with the actual number of directors to be determined by the board of directors. Synopsys' board of directors currently consists of eight directors. Synopsys' directors are elected for a term of one year or until their successors are elected and qualified.

   IKOS' board of directors currently consists of six directors. The number of directors on IKOS' board may only be changed pursuant to a resolution adopted by a majority of the total number of authorized directors. IKOS' directors are elected for a term of one year and until their successors are elected or qualified.

Removal of Directors

   Any director of Synopsys, or the entire board, may be removed with or without cause by the holders of a majority of Synopsys shares entitled to vote at an election of directors. "Cause" is not defined in Synopsys' certificate of incorporation or bylaws.

   Any IKOS directors, or the entire board, may be removed from office with or without cause but only by the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of IKOS capital stock entitled to vote generally in the election of directors, voting together as a single class. "Cause" is not defined in IKOS' certificate of incorporation or bylaws.

Filling Vacancies on the Board of Directors

   Vacancies and newly created directorships in Synopsys' board may be filled only by vote of at least two-thirds of the directors then in office, though less than a quorum, or by a sole remaining director, except that in the event a director is removed by the stockholders for cause, the stockholders shall be entitled to fill the vacancy created as a result of such removal. If there are no directors in office, then an election of directors may be held in the manner provided by Delaware law.

   Newly created directorships in IKOS' board resulting from any increase in the authorized number of directors or any vacancies resulting from death, resignation, retirement, disqualification or other cause may be filled either by a majority vote of the directors in office, though less than a quorum, or by the affirmative vote of the holders of at least a majority of all of the outstanding shares of IKOS capital stock entitled to vote generally in the election of directors, voting together as a single class.

Stockholder Action By Written Consent

   Each of Synopsys' and IKOS' stockholders may take action at annual or special meetings of stockholders. They may not take action by written consent.

Ability to Call Special Meetings

   Special meetings of the Synopsys stockholders may be called by the chairman of the board, president or chief executive officer and shall be called by the chairman of the board or president or secretary at the request in writing of a majority of the board.

   Special meetings of the IKOS stockholders may be called by either a majority of the total number of authorized directors, or by the holders of not less than ten percent (10%) of all the shares entitled to cast votes at the meeting.

Advance Notice Provisions For Stockholder Nominations and Proposals

   The Synopsys bylaws allow stockholders to propose business to be brought before an annual meeting of stockholders. In addition, the Synopsys bylaws allow stockholders who are entitled to vote in the election of directors to nominate candidates for election to Synopsys' board at a meeting of stockholders. However, proposals and nominations may only be made by a stockholder who has given proper, timely notice in writing to the Secretary of Synopsys before the stockholder meeting.

   Under Synopsys' bylaws, to be timely, notice of stockholder nominations or proposals to be made at an annual meeting of stockholders must be received by the Secretary of Synopsys not less than 120 calendar days in advance of the date specified in the Synopsys proxy statement released to stockholders in connection with the previous year's annual meeting of stockholders. If Synopsys did not have an annual meeting the previous year or if the date of the annual meeting for the current year has been changed by more than 30 days from the date contemplated at the time of the previous year's proxy statement, notice will also be timely if received by Synopsys a reasonable time before the solicitation is made.

   A stockholder's notice to Synopsys regarding the proposal of business must set forth each of the following:

  . a brief description of desired business to be brought before the annual meeting and the reasons for conducting such business at the annual meeting;

  . any material interest of the stockholder in such business being proposed;

  . any other information that is required to be provided by the stockholder pursuant to Regulation 14A under the Securities Exchange Act of 1934 in his capacity as a proponent to a stockholder proposal; and

  . the name and address, as they appear on the corporation's books, of the stockholder proposing such business and the class and number of shares of the corporation which are beneficially owned by the stockholder.

   A stockholder's notice to Synopsys regarding nomination of a director must set forth each of the following:

  . the name, age, business address, and residence address of each nominee proposed in the notice;

  .  the principal occupation or employment of the nominee;

  .  the class and number of shares of Synopsys stock owned by the nominee;

  . a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the stockholder;

  . any other information relating to such nominee that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, pursuant to Regulation 14A under the Securities Exchange Act of 1934, including that nominee's written consent to being named in the proxy statement as a nominee and to serving as a director if elected; and

  . the name and address, as they appear on the corporation's books, of the stockholder nominating a director and the class and number of shares of the corporation which are beneficially owned by the stockholder.

   Stockholder nominations and proposals will not be brought before any Synopsys stockholder meeting unless the nomination or proposal was brought before the meeting in accordance with Synopsys' stockholder advance notice procedure.

   The IKOS bylaws allow stockholders to propose business to be brought before an annual meeting of stockholders or a special meeting of stockholders, provided that, in the case of the latter, the notice of a special meeting of stockholders provides for the business to be brought before the meeting. In addition, the IKOS bylaws allow stockholders who are entitled to vote in the election of directors to nominate candidates for election to IKOS' board at a meeting of stockholders. However, proposals and nominations may only be made by a stockholder who has given proper, timely notice in writing to the Secretary of IKOS before the stockholder meeting.

   Under IKOS' bylaws, to be timely, notice of stockholder proposals or nominations to be made at an annual stockholder meeting must be received by the Secretary of IKOS not less than 120 days in advance of the date that IKOS' proxy statement was released to stockholders in connection with the previous year's annual meeting. If IKOS did not have an annual meeting the previous year or if the date of the annual meeting for the current year has been changed by more than 30 calendar days from the date contemplated at the time of the previous year's proxy statement, notice will also be timely if received by IKOS no later than the close of business on the tenth day following the day on which such notice of the date of the annual stockholder meeting was mailed or such public disclosure was made. Under IKOS' bylaws, to be timely, notice of stockholder proposals or nominations to be made at a special meeting of stockholders must be received by the Secretary of IKOS no later than the close of business on the tenth day following the day on which such notice of the date of the special meeting of stockholders was mailed or such public disclosure was made.

   A stockholder's notice to IKOS regarding the proposal of business must set forth each of the following:

  . a brief description of the business desired to be brought before the annual or special meeting of stockholders and the reasons for conducting such business at the annual or special meeting of stockholders;

  . the stockholder's name and address, as they appear on IKOS' books, of the stockholder proposing such business and the class and number of shares of IKOS stock beneficially owned by the stockholder; and

  . any material interest of the stockholder in such business being proposed.

   A stockholder's notice to IKOS regarding nomination of a director must set forth each of the following:

  . the name and address of the stockholder who intends to make the nomination and of the person or persons to be nominated;

  . a representation that the stockholder is a holder of record of stock of IKOS entitled to vote for the election of directors on the date of such notice and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice;

  . a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder;

  . such other information regarding each nominee proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission, had the nominee been nominated, or intended to be nominated, by the board of directors; and

  .  the consent of each nominee to serve as a director of IKOS if elected.

   Stockholder proposals and nominations will not be brought before any IKOS stockholder meeting unless the proposal or nomination was brought before the meeting in accordance with IKOS' stockholder notice procedure.

Amendment of Certificate of Incorporation

   Under Delaware law, a certificate of incorporation of a Delaware corporation may be amended by approval of the board of directors of the corporation and the affirmative vote of the holders of a majority of the outstanding shares entitled to vote for the amendment, unless a higher vote is required by the corporation's certificate of incorporation.

   Synopsys' certificate of incorporation does not contain any provisions requiring a vote greater than that required by Delaware law to amend its certificate of incorporation.

   In contrast, IKOS' certificate of incorporation requires the affirmative vote of holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then outstanding shares of IKOS capital stock entitled to vote generally in the election of directors, voting together as a single class, to amend or repeal provisions of the certificate of incorporation regarding the (1) management of the business, (2) the adoption, amendment or repeal of IKOS' bylaws, (3) the indemnification of the board of directors, (4) the board's evaluation of tender or exchange offers, and offers to effect any merger, consolidation, or sale of all or substantially all of the assets of IKOS and (5) the requirement for the affirmative vote of sixty-six and two-thirds (66 2/3%) percent of the voting power of outstanding shares to amend or repeal the above provisions.

Amendment of Bylaws

   Under Delaware law, stockholders entitled to vote have the power to adopt, amend or repeal bylaws. In addition, a corporation may, in its certificate of incorporation, confer such power upon the board of directors. The stockholders always have the power to adopt, amend or repeal bylaws, even though the board may also be delegated such power.

   Synopsys' board of directors is expressly authorized to make, repeal, alter, amend and rescind any or all of Synopsys' bylaws. In addition, Synopsys' stockholders may also adopt, amend or repeal Synopsys' bylaws by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of Synopsys capital stock entitled to vote generally in the election of directors, voting together as a single class.

   IKOS' board of directors is expressly authorized to adopt, amend or repeal IKOS' bylaws by majority vote of the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships at the time any resolution providing for adoption, amendment or repeal is presented to the board. IKOS' stockholders may also amend or repeal IKOS' bylaws by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then outstanding shares of IKOS capital stock entitled to vote generally in the election of directors, voting together as a single class.

State Anti-Takeover Statutes

   Synopsys and IKOS are both subject to Section 203 of the Delaware General Corporation Law, which under certain circumstances may make it more difficult for a person who would be an "Interested Stockholder," as defined in Section 203, in our respective companies, to effect various business combinations with either of us for a three-year period. Under Delaware law, a corporation's certificate of incorporation or bylaws may exclude a corporation from the restrictions imposed by Section 203. Our respective certificates of incorporation and bylaws do not exclude us from the restrictions imposed under
Section 203.

Limitation of Liability of Directors

   The Delaware General Corporation Law permits a corporation to include a provision in its certificate of incorporation eliminating or limiting the personal liability of a director or officer to the corporation or its stockholders for damages for a breach of the director's fiduciary duty, subject to certain limitations. Our respective certificates of incorporation include such a provision to the maximum extent permitted by law. In addition, under the terms of the merger agreement, Synopsys has agreed to fulfill and honor in all respects the indemnification provisions in IKOS' certificate of incorporation and bylaws with respect to the directors, officers, employees and agents of IKOS prior to the merger for a period of six years following the completion of the merger.

   While these provisions provide directors with protection from awards for monetary damages for breaches of their duty of care, they do not eliminate that duty. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his duty of care.

Indemnification of Directors and Officers

   The Delaware General Corporation Law permits a corporation to indemnify directors and officers for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action, which they had no reasonable cause to believe was unlawful.

   Both Synopsys' and IKOS' bylaws provide that any person who was or is a party or is threatened to be a party to or is involved in any action, suit, or proceeding, whether civil, criminal, administrative or investigative, because that person is or was a director or officer, or is or was serving at the request of Synopsys or IKOS, as the case may be, as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, will be indemnified against expenses, including attorney's fees, judgments, fines and amounts paid in settlement and held harmless by Synopsys or IKOS, as the case may be, to the fullest extent permitted by the Delaware General Corporation Law. The indemnification rights conferred by Synopsys and IKOS are not exclusive of any other right to which persons seeking indemnification may be entitled under any statute, Synopsys' or IKOS' certificate of incorporation or bylaws, any agreement, vote of stockholders or disinterested directors or otherwise. In addition, Synopsys and IKOS are authorized to purchase and maintain insurance on behalf of their directors and officers.

   Additionally, Synopsys and IKOS shall pay expenses incurred by their respective directors or officers in defending a civil or criminal action, suit or proceeding because that person is a director or officer, in advance of the final disposition of that action, suit or proceeding. However, such payment will be made only if Synopsys or IKOS, as the case may be, receives an undertaking by or on behalf of that director or officer to repay all amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified by Synopsys or IKOS, as authorized by the respective bylaws of Synopsys and IKOS.

Stockholder Rights Plans

   Under Delaware law, every corporation may create and issue rights entitling the holders of such rights to purchase from the corporation shares of its capital stock of any class or classes, subject to any provisions in its certificate of incorporation. The price and terms of such shares must be stated in the certificate of incorporation or in a resolution adopted by the board of directors for the creation or issuance of such rights.

 Synopsys

   Synopsys has adopted a stockholder rights agreement. As with most stockholder rights agreements, the terms of Synopsys' rights agreement are complex and not easily summarized, particularly as they relate to the acquisition of Synopsys' common stocks and to exercisability. This summary may not contain all of the information that is important to you. Accordingly, you should carefully read Synopsys' rights agreement, which has been filed with the SEC.

   Synopsys' rights agreement provides that each share of Synopsys' common stock outstanding will have the right to purchase one one-thousandth of a preferred share of Synopsys attached to it. The purchase price per one one-thousandth of a preferred share of Synopsys under the agreement is $175, subject to adjustment. Each share of Synopsys common stock issued in the merger will have one right attached.

   Initially, the rights under Synopsys' rights agreement are attached to outstanding certificates representing Synopsys common stock and no separate certificates representing the rights will be distributed. The rights will separate from Synopsys common stock and be represented by separate certificates 10 days after someone acquires or commences a tender offer for 15% or more of the outstanding Synopsys common stock.

   After the rights separate from Synopsys' common stock, certificates representing the rights will be mailed to record holders of the common stock. Once distributed, the rights certificates alone will represent the rights.

   All shares of Synopsys common stock issued prior to the date the rights separate from the common stock will be issued with the rights attached. The rights are not exercisable until the date the rights separate from the common stock. The rights will expire on October 24, 2007, unless earlier redeemed or exchanged by Synopsys.

   If an acquiror obtains or has the right to obtain 15% or more of Synopsys common stock, then each right will entitle the holder to purchase a number of shares of Synopsys common stock having a then current market value equal to two times the exercise price.

   Each right will entitle the holder to purchase a number of shares of common stock of the acquiror having a then current market value of twice the purchase price if an acquiror obtains 15% or more of Synopsys common stock and any of the following occurs:

  .  Synopsys merges into another entity;

  .  an acquiring entity merges into Synopsys; or

  .  Synopsys sells more than 50% of its assets or earning power.

   Under Synopsys' rights agreement, any rights that are or were owned by an acquiror of more than 15% of Synopsys' respective outstanding common stock will be null and void.

   Synopsys' rights agreement contains exchange provisions which provide that after an acquiror obtains 15% or more of Synopsys capital stock, but less than 50% of Synopsys' outstanding common stock, Synopsys' board of directors may, at its option, exchange all or part of the then outstanding and exercisable rights for common shares. In such an event, the exchange ratio is one common share per right, adjusted to reflect any stock split, stock dividend or similar transaction.

   The Synopsys board of directors may, at its option, redeem all of the outstanding rights under the Synopsys rights agreement prior to the earlier of
(1) 10 days after the time that an acquiror obtains 15% or more of Synopsys' outstanding common stock, or (2) the final expiration date of the rights agreement. The redemption price under Synopsys' rights agreement is $.01 per right. The right to exercise the rights will terminate upon the action of Synopsys' board ordering the redemption of the rights and the only right of the holders of the rights will be to receive the redemption price.

   Holders of rights will have no rights as stockholders of Synopsys, including the right to vote or receive dividends, simply by virtue of holding the rights.

   Synopsys' rights agreement provides that the provisions of the rights agreement may be amended by the board of directors prior to the date 10 days after any person acquires 15% of Synopsys' common stock without the approval of the holders of the rights. However, after the date any person acquires 15% of Synopsys' common stock, the rights agreement may be amended without the consent of the holders of the rights in order to cure any ambiguities or to make changes which do not adversely affect the interests of the holders of the rights (other than the acquiring person).

   Synopsys' rights agreement contains rights that have anti-takeover effects. The rights may cause substantial dilution to a person or group that attempts to acquire Synopsys without conditioning the offer on a substantial number of rights being acquired. Accordingly, the existence of the rights may deter acquirors from making takeover proposals or tender offers. However, the rights are not intended to prevent a takeover, but rather are designed to enhance the ability of Synopsys' board to negotiate with an acquiror on behalf of all the stockholders.

   In addition, the rights should not interfere with a proxy contest.

 IKOS

   IKOS has also adopted into a stockholder rights agreement. As with most stockholder rights agreements, the terms of IKOS' rights agreement are complex and not easily summarized, particularly as they relate to the acquisition of IKOS' common stocks and to exercisability. This summary may not contain all of the information that is important to you. Accordingly, you should carefully read IKOS' rights agreement, which has been filed with the SEC.

   IKOS' rights agreement provides that each share of IKOS' common stock outstanding will have the right to purchase one one-hundredth of a preferred share of IKOS attached to it. The purchase price per one one-hundredth of a preferred share of IKOS under the agreement is $30, subject to adjustment.

   Initially, the rights under IKOS' rights agreement are attached to outstanding certificates representing IKOS common stock and no separate certificates representing the rights will be distributed. The rights will separate from IKOS common stock and be represented by separate certificates approximately 10 days after someone acquires or commences a tender offer for 15% or more of the outstanding IKOS common stock.

   After the rights separate from IKOS' common stock, certificates representing the rights will be mailed to record holders of the common stock. Once distributed, the rights certificates alone will represent the rights.

   All shares of IKOS common stock issued prior to the date the rights separate from the common stock will be issued with the rights attached. The rights are not exercisable until the date the rights separate from the common stock. The rights will expire on January 22, 2009, unless earlier redeemed or exchanged by IKOS.

   If an acquiror obtains or has the right to obtain 15% or more of IKOS common stock, then each right will entitle the holder to purchase a number of shares of IKOS common stock having a then current market value equal to the exercise price divided by one-half the current market price of a share of IKOS common stock.

   Each right will entitle the holder to purchase a number of shares of common stock of the acquiror having a then current market value equal to the exercise price divided by one-half the current market price of a share of acquiror common stock if an acquiror obtains 15% or more of IKOS common stock and any of the following occurs:

  . IKOS common stock is exchanged or converted in an acquisition or merger of IKOS;

  .  IKOS merges into another entity; or

  .  IKOS sells more than 50% of its assets or earning power.

   Under IKOS' rights agreement, any rights that are or were owned by an acquiror of more than 15% of IKOS' respective outstanding common stock will be null and void.

   IKOS' rights agreement contains exchange provisions which provide that after an acquiror obtains 15% or more of IKOS capital stock, but less than 50% of IKOS' outstanding common stock, IKOS' board of directors may, at its option, exchange all or part of the then outstanding and exercisable rights for common shares. In such an event, the exchange ratio is one common share per right, adjusted to reflect any stock split, stock dividend or similar transaction.

   The IKOS board of directors may, at its option, redeem all of the outstanding rights under the IKOS rights agreement prior to the earlier of (1) the time that an acquiror obtains 15% or more of IKOS' outstanding common stock, or (2) the final expiration date of the rights agreement. The redemption price under IKOS' rights agreement is $.001 per right. The right to exercise the rights will terminate upon the action of IKOS' board ordering the redemption of the rights and the only right of the holders of the rights will be to receive the redemption price.

   Holders of rights will have no rights as stockholders of IKOS, including the right to vote or receive dividends, simply by virtue of holding the rights.

   IKOS' rights agreement provides that the provisions of the rights agreement may be amended by the board of directors prior to the date any person acquires 15% of IKOS' common stock without the approval of the holders of the rights. However, after the date any person acquires 15% of IKOS' common stock, the rights agreement may be amended without the consent of the holders of the rights in order to cure any ambiguity, to correct or supplement any provisions, to shorten or lengthen any time period under the rights agreement or to make changes which do not adversely affect the interests of the holders of the rights (other than the acquiring person).

   In connection with the merger agreement, IKOS has executed an amendment to its rights agreement, dated July 2, 2001 pursuant to which neither Synopsys nor Oak Merger Corporation shall be deemed "acquiring persons" (as defined in the rights agreement) under the terms of the rights agreement by virtue of the approval, execution, delivery or performance of the merger agreement and pursuant to which the execution, delivery and the performance of the merger agreement shall not result in a "distribution date" (as defined in the rights agreement).

   IKOS' rights agreement contains rights that have anti-takeover effects. The rights may cause substantial dilution to a person or group that attempts to acquire IKOS without conditioning the offer on a substantial number of rights being acquired. Accordingly, the existence of the rights may deter acquirors from making takeover proposals or tender offers. However, the rights are not intended to prevent a takeover, but rather are designed to enhance the ability of IKOS' board to negotiate with an acquiror on behalf of all the stockholders.

   In addition, the rights should not interfere with a proxy contest.

                                    EXPERTS

   The consolidated financial statements and schedule of Synopsys, Inc. and subsidiaries as of October 31, 2001 and 2000 and for each of the years in the two-year period ended October 31, 2001, the one-month period ended October 31, 1999, and the year ended September 30, 1999, included in its annual report on Form 10-K, have been incorporated by reference herein, and in the registration statement in reliance upon the reports of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

   The consolidated financial statements of IKOS Systems, Inc. appearing in IKOS Systems, Inc.'s Annual Report (Form 10-K) for the year ended September 29, 2001, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

   The validity of the shares of Synopsys common stock offered by this proxy statement/prospectus and the federal income tax consequences in connection with the merger will be passed upon for Synopsys by Brobeck, Phleger & Harrison LLP, Palo Alto, California. Certain legal matters with respect to federal income tax consequences in connection with the merger will be passed upon for IKOS by Gray Cary Ware & Freidenrich LLP, Palo Alto, California.

                             STOCKHOLDER PROPOSALS

   Pursuant to Rule 14a-8 under the Exchange Act, IKOS stockholders may present proper proposals for inclusion in IKOS' proxy statement and for consideration at the next annual meeting of IKOS stockholders by submitting their proposals to IKOS in a timely manner. IKOS will hold its 2002 annual meeting of stockholders on February 14, 2002. The time for IKOS' stockholders to submit proposals for inclusion in IKOS' proxy statement for IKOS' 2002 annual meeting in accordance with the standards contained in IKOS' bylaws and Securities and Exchange Commission Rule 14a-8 has passed. Accordingly, no new stockholder proposals may be submitted to IKOS for inclusion in IKOS' proxy statement for its 2002 meeting of stockholders.

   IKOS will hold an annual meeting in the year 2003 only if the merger has not been completed. If the 2003 annual meeting is held, proposals of IKOS stockholders that are intended to be presented by stockholders at IKOS' 2003 annual meeting of stockholders must be received by IKOS at its corporate offices not less than 120 calendar days in advance of the one year anniversary of the date the IKOS' proxy statement was released to IKOS stockholders in connection with the previous year's annual meeting of stockholders; except that
(i) if no annual meeting was held in the previous year, (ii) if the date of the annual meeting has been changed by more than thirty calendar days from the date contemplated at the time of the previous year's proxy statement, or (iii) in the event of a special meeting, then notice must be received not later than the close of business on the tenth day following the day on which notice of the date of the meeting was mailed or public disclosure of the meeting date was made. Proposals of IKOS stockholders intended to be presented at the 2003 annual meeting of IKOS stockholders (i) must be received by the IKOS at its offices at 79 Great Oaks Avenue, San Jose, California 95119 no later than September 16, 2002 and (ii) must satisfy the conditions of Rule 14a-8 of the Securities Exchange Act of 1934 relating to stockholder proposals to be included in IKOS' proxy statement for that meeting.

                      WHERE YOU CAN FIND MORE INFORMATION

   IKOS and Synopsys file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the Internet website maintained by the SEC at http://www.sec.gov.

   Synopsys filed a registration statement on Form S-4 to register with the SEC Synopsys common stock to be issued to IKOS stockholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes the prospectus of Synopsys as well as being a proxy statement of IKOS for the IKOS special meeting.

   Synopsys has supplied all the information contained in this proxy statement/prospectus relating to Synopsys and IKOS has supplied all such information relating to IKOS. As allowed by SEC rules, this proxy statement/prospectus does not contain all of the information relating to Synopsys and IKOS, which you can find in the registration statement or the exhibits to the registration statement or which is filed with the SEC.

   Some of the important business and financial information relating to Synopsys and IKOS that you may want to consider in deciding how to vote is not included in this proxy statement/prospectus, but rather is "incorporated by reference" from documents that have been previously filed by Synopsys and IKOS with the SEC. The information incorporated by reference is deemed to be a part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus.

   If you are an IKOS stockholder, you can obtain any of the documents incorporated by reference through Synopsys, IKOS or the SEC. Documents incorporated by reference are available from Synopsys and IKOS without charge, excluding all exhibits. You may obtain documents incorporated by reference in this proxy statement/prospectus free of charge by requesting them orally or in writing to the following addresses or by telephone:

             Synopsys, Inc.                        IKOS Systems, Inc.
           Investor Relations                      Investor Relations
       700 East Middlefield Road                79 Great Oaks Boulevard
        Mountain View, CA 94043                    San Jose, CA 95119
             (650) 584-4257                          (408) 284-0400

   To ensure timely delivery, you must make this request no later than five
business days before the special meeting or [      , 2002].

   You should rely only on the information contained in or incorporated by reference in this proxy statement/prospectus to vote on the merger. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than the date hereof, and neither the mailing of this proxy statement/prospectus to IKOS stockholders nor the issuance of Synopsys common stock in the merger shall create any implication to the contrary.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   Synopsys and IKOS file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document Synopsys and IKOS file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Synopsys' SEC filings are also available to the public from Synopsys' web site at http://www.synopsys.com or at the SEC's website at http://www.sec.gov. IKOS' SEC filings are also available to the public from IKOS' website at http://www.ikos.com or at the SEC's website at http://www.sec.gov.

   The SEC allows Synopsys and IKOS to "incorporate by reference" the information Synopsys and IKOS file with the SEC, which means that Synopsys and IKOS can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this proxy statement/prospectus, and later information filed with the SEC will update and supersede this information.

   Synopsys incorporates by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities and Exchange Act of 1934, as amended until this merger is completed:

     1. Synopsys' Annual Report on Form 10-K for the fiscal year ended October 31, 2001, filed January 25, 2002.

     2. Synopsys' Current Report on Form 8-K filed on December 5, 2001;

     3. The description of Synopsys' common stock contained in Synopsys' Registration Statement on Form 8-A on January 24, 1992, including any amendment or report filed for the purpose of updating such description; and

     4. The description of Synopsys' Series A Participating Preferred Stock contained in Synopsys' Registration Statement on Form 8-A filed under
  Section 12 of the Exchange Act with the SEC on October 31, 1997, including any amendment or report filed for the purpose of updating such description.

   You may request a copy of Synopsys' filings, free of charge, by writing or telephoning Synopsys at the following address:

                                 Synopsys, Inc.
                               Investor Relations
                           700 East Middlefield Road
                            Mountain View, CA 94043
                                 (650) 584-4257

   IKOS incorporates by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities and Exchange Act of 1934, as amended until this merger is completed:

     1. IKOS' Annual Report on Form 10-K for the fiscal year ended September 29, 2001, filed December 28, 2001;

     2. The description of IKOS' common stock contained in IKOS' Registration Statement on Form 8-A on June 1, 1990, including any amendment or report filed for the purpose of updating such description; and

     3. The description of IKOS' Series G Preferred Stock contained in IKOS' Registration Statement on Form 8-A filed under Section 12 of the Exchange Act with the SEC on February 10, 1992, including any amendment or report filed for the purpose of updating such description.

   You may request a copy of IKOS' filings, free of charge, by writing or telephoning IKOS at the following address:

                               IKOS Systems, Inc.
                               Investor Relations
                            79 Great Oaks Boulevard
                               San Jose, CA 95119
                                 (408) 284-0400

   You must request this information no later than five business days before
the date of the special meeting or [      , 2002] to ensure timely delivery.

                                                                      Appendix A




                AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

                                  BY AND AMONG

                                 SYNOPSYS, INC.

                             OAK MERGER CORPORATION

                                      AND

                               IKOS SYSTEMS, INC.

                                  dated as of

                                  July 2, 2001

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
 ARTICLE I DEFINITIONS...................................................  A-1
    Section 1.1  Definitions............................................   A-1
 ARTICLE II THE MERGER...................................................  A-8
    Section 2.1  The Merger.............................................   A-8
    Section 2.2  Closing; Effective Time................................   A-8
    Section 2.3  Effect of the Merger...................................   A-8
    Section 2.4  Certificate of Incorporation; Bylaws...................   A-8
    Section 2.5  Directors and Officers.................................   A-8
    Section 2.6  Effect on Capital Stock................................   A-9
    Section 2.7  Contingent Consideration...............................   A-9
    Section 2.8  Surrender of Certificates..............................  A-12
    Section 2.9  Termination of Exchange Fund...........................  A-13
    Section 2.10 No Further Ownership Rights in Company Common Stock....  A-13
    Section 2.11 Lost, Stolen or Destroyed Certificates.................  A-14
    Section 2.12 Tax and Accounting Consequences........................  A-14
    Section 2.13 Withholding Rights.....................................  A-14
    Section 2.14 Taking of Necessary Action; Further Action.............  A-14
 ARTICLE III REPRESENTATIONS AND WARRANTIES OF COMPANY................... A-14
    Section 3.1  Organization, Standing and Power.......................  A-14
    Section 3.2  Capital Structure......................................  A-15
    Section 3.3  Authority; No Conflicts................................  A-16
    Section 3.4  SEC Documents; Financial Statements....................  A-16
    Section 3.5  Absence of Certain Changes.............................  A-17
    Section 3.6  Absence of Undisclosed Liabilities.....................  A-18
    Section 3.7  Litigation.............................................  A-18
    Section 3.8  Restrictions on Business Activities....................  A-18
    Section 3.9  Governmental Authorization.............................  A-18
    Section 3.10 Title to Property......................................  A-18
    Section 3.11 Intellectual Property..................................  A-19
    Section 3.12 Environmental Matters..................................  A-20
    Section 3.13 Taxes..................................................  A-21
    Section 3.14 Employee Benefit Plans.................................  A-22
    Section 3.15 Interested Party Transactions..........................  A-24
    Section 3.16 Certain Agreements Affected by the Merger..............  A-24
    Section 3.17 Employee Matters.......................................  A-24
    Section 3.18 Insurance..............................................  A-26
    Section 3.19 Compliance With Laws...................................  A-26
    Section 3.20 Registration Statement; Proxy Statement/Prospectus.....  A-26
    Section 3.21 Vote Required..........................................  A-27
    Section 3.22 Voting Agreements......................................  A-27
    Section 3.23 Board Approval; Rights Plan; State Takeover Statutes...  A-27
    Section 3.24 Brokers' and Finders' Fees; Opinion of Financial
                 Adviser................................................  A-27
    Section 3.25 Customers and Suppliers; Backlog.......................  A-27
    Section 3.26 No Default.............................................  A-28
 ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB...... A-28
    Section 4.1  Organization, Standing and Power.......................  A-28
    Section 4.2  Capital Structure......................................  A-28
    Section 4.3  Authority..............................................  A-28

                                                                          Page
                                                                          ----
    Section 4.4  SEC Documents; Financial Statements....................  A-29
    Section 4.5  Absence of Undisclosed Liabilities.....................  A-30
    Section 4.6  Litigation.............................................  A-30
    Section 4.7  Registration Statement; Proxy Statement/Prospectus.....  A-30
    Section 4.8  Board Approval.........................................  A-30
    Section 4.9  Broker's and Finders' Fees.............................  A-30
    Section 4.10 Tax Matters............................................  A-30
    Section 4.11 Parent Owned Shares of Company Common Stock............  A-30
 ARTICLE V CONDUCT PRIOR TO THE EFFECTIVE TIME........................... A-31
    Section 5.1  Conduct of Business of Company.........................  A-31
    Section 5.2  No Solicitation........................................  A-33
 ARTICLE VI ADDITIONAL AGREEMENTS........................................ A-35
    Section 6.1  Proxy Statement/Prospectus; Registration Statement.....  A-35
    Section 6.2  Meeting of Stockholders................................  A-35
    Section 6.3  Access to Information..................................  A-36
    Section 6.4  Confidentiality........................................  A-36
    Section 6.5  Public Disclosure......................................  A-37
    Section 6.6  Consents; Cooperation..................................  A-37
    Section 6.7  Legal Requirements.....................................  A-38
    Section 6.8  Blue Sky Laws..........................................  A-39
    Section 6.9  Employee Benefit Plans.................................  A-39
    Section 6.10 Form S-8...............................................  A-40
    Section 6.11 Listing of Additional Shares...........................  A-41
    Section 6.12 Indemnification........................................  A-41
    Section 6.13 Tax Treatment..........................................  A-41
    Section 6.14 Stockholder Litigation.................................  A-41
    Section 6.15 Employee Agreements....................................  A-41
    Section 6.16 Injunctions or Restraints..............................  A-41
    Section 6.17 Certain Employee Actions...............................  A-42
    Section 6.18 Further Assurances.....................................  A-42
 ARTICLE VII CONDITIONS TO THE MERGER.................................... A-42
    Section 7.1  Conditions to Obligations of Each Party to Effect the
                 Merger.................................................  A-42
    Section 7.2  Additional Conditions to Obligations of the Company....  A-43
    Section 7.3  Additional Conditions to the Obligations of Parent and
                 Merger Sub.............................................  A-43
 ARTICLE VIII TERMINATION, AMENDMENT AND WAIVER.......................... A-44
    Section 8.1  Termination............................................  A-44
    Section 8.2  Effect of Termination..................................  A-46
    Section 8.3  Expenses and Termination Fees..........................  A-46
    Section 8.4  Amendment..............................................  A-47
    Section 8.5  Extension; Waiver......................................  A-47
 ARTICLE IX GENERAL PROVISIONS........................................... A-47
    Section 9.1  Non-Survival at Effective Time.........................  A-47
    Section 9.2  Notices................................................  A-47
    Section 9.3  Interpretation.........................................  A-48
    Section 9.4  Counterparts...........................................  A-48
                 Entire Agreement; Nonassignability; Parties in
    Section 9.5  Interest...............................................  A-48
    Section 9.6  Severability...........................................  A-48
    Section 9.7  Remedies Cumulative....................................  A-49
    Section 9.8  Governing Law..........................................  A-49
    Section 9.9  Rules of Construction..................................  A-49

                                   SCHEDULES

Company Disclosure Schedule

Parent Disclosure Schedule

Schedule 6.9(g)

Schedule 6.15(a)

Schedule 6.15(b)

Schedule 6.15(c)

Schedule 6.15(d)

Schedule 7.3(c)

Schedule 7.3(f)

Schedule 7.3(g)

                                    EXHIBITS

Exhibit A--Form of Voting Agreement
Exhibit B--Form of Certificate of Merger
Exhibit C--Form of Certificate of Incorporation of the Surviving
        Corporation
Exhibit D--Form of Employee Agreement for employees of the Company listed on Schedule 6.15(a)
Exhibit E--Form of Employee Agreement for employees of the Company listed on Schedule 6.15(b)
Exhibit F--Form of Amendment to Severance Agreement for employees of the
        Company listed on Schedule 6.15(c)
Exhibit G--Form of Amendment to Severance Agreement for employees of the Company listed on Schedule 6.15(d)

                AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

   This AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this "Agreement") is made and entered into as of July 2, 2001, by and among Synopsys, Inc., a Delaware corporation ("Parent"), Oak Merger Corporation, a Delaware corporation ("Merger Sub") and wholly owned subsidiary of Parent, and IKOS Systems, Inc., a Delaware corporation (the "Company").

                                    Recitals

   WHEREAS the Boards of Directors of the Company, Parent and Merger Sub believe it is in the best interests of their respective corporations and the stockholders of their respective corporations that the Company and Merger Sub combine into a single corporation through the statutory merger of Merger Sub with and into the Company (the "Merger") and, in furtherance thereof, have approved the Merger;

   WHEREAS by virtue of the Merger, the outstanding shares of Company Common Stock, $0.01 par value ("Company Common Stock"), shall be converted into the right to receive shares of Parent Common Stock, $0.01 par value ("Parent Common Stock"), at the rate set forth herein;

   WHEREAS the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and other agreements in connection with the Merger;

   WHEREAS the parties intend, by executing this Agreement (a) to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"); (b) to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code; and (c) for the Merger to be accounted for as a purchase; and

   WHEREAS concurrently with the execution of this Agreement and as an inducement to Parent and Merger Sub to enter into this Agreement, certain stockholders of the Company have on the date hereof entered into voting agreements in substantially the form attached hereto as Exhibit A (the "Voting Agreements") to vote the shares of Company Common Stock owned by such persons in favor of adoption of this Agreement and approval of the Merger.

   NOW, THEREFORE, in consideration of the premises, and the representations, warranties, covenants, agreements and additional agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                                   ARTICLE I

                                  Definitions

   Section 1.1 Definitions. As used in this Agreement, the following capitalized terms shall have the meanings indicated below:

   "Agreement" has the meaning ascribed to it in the forepart of this Agreement.

   "Antitrust Laws" has the meaning ascribed to it in Section 6.6(b).

   "Authorized Fully Diluted Shares" means the sum of (a) the number of shares of Company Common Stock outstanding as of June 15, 2001, (b) the Authorized Option Shares, and (c) the number of shares of Company Common Stock that become issuable prior to the Closing Date under the Company ESPP.

   "Authorized Option Shares" means the sum of (a) the number of options granted under the Company Stock Option Plans which are outstanding as of June 15, 2001; (b) the number of shares of Company Common

Stock remaining available for grant under the Company Stock Option Plans as of June 15, 2001; and (c) such number of additional shares of Company Common Stock (if any) that are made available for issuance under the 1995 Stock Option Plan on October 1, 2001 pursuant to Section 4.1 thereof if the Closing Date is after October 1, 2001.

   "Average Parent Stock Price" means the average last sale price per share of the Parent Common Stock on the Nasdaq Stock Market as reported in The Wall Street Journal (or, if either party disputes the accuracy of the prices therein reported, another mutually agreeable authoritative source) for the ten (10) full trading-day period ending on the fifth (5th) full trading day prior to the Closing Date (e.g., if the Closing Date falls on a Sunday, the ten (10) trading day period used to calculate the Average Parent Stock Price on such date would end on, and include, the previous Monday, assuming that Monday through Friday are full trading days).

   "Backlog" as of June 30, 2001 or June 30, 2002, means (a) the dollar amount of all non-cancelable orders for products and services that (i) are not discounted in excess of historical discounts consistent with past practice,
(ii) satisfy all criteria of the Company's orders acceptance policy as it existed on June 6, 2001, as amended by the Company with Parent's consent prior to the date of this Agreement (but excluding any orders for which an exception to the order acceptance policy was approved by an officer of the Company, regardless of whether the orders acceptance policy grants such officer authority to make such exceptions), and (iii) have not been invoiced, plus (b) all deferred revenue, as reflected in audited financial statements prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated and consistent with the Company's annual fiscal year-end audited financial statements, attributable to products and services that have been invoiced; provided, however, that (AA), for the avoidance of doubt, items that are included in the above clause (a) of this paragraph shall not be included in the above clause (b) of this paragraph, (BB) in the case of hardware and software, such products must have a scheduled ship date within six (6) months of the applicable Backlog date (i.e. June 30, 2001 or June 30, 2002, as the case may be) and (CC) in the case of software maintenance and support, consulting and training, such services must be scheduled to be performed within six (6) months of such date.

   "Bonus Plan" has the meaning ascribed to it in Section 6.9(g).

   "CERCLA" has the meaning ascribed to it in Section 3.12(b).

   "Certificate of Incorporation" has the meaning ascribed to it in Section
3.1.

   "Certificate of Merger" has the meaning ascribed to it in Section 2.2.

   "Closing" has the meaning ascribed to it in Section 2.2.

   "Closing Date" has the meaning ascribed to it in Section 2.2.

   "COBRA" has the meaning ascribed to it in Section 3.14(d).

   "Company" has the meaning ascribed to it in the forepart to this Agreement.

   "Company Authorizations" has the meaning ascribed to it in Section 3.9.

   "Company Balance Sheet" has the meaning ascribed to it in Section 3.6.

   "Company Balance Sheet Date" has the meaning ascribed to it in Section 3.5.

   "Company Certificates" has the meaning ascribed to it in Section 2.8(c).

   "Company Common Stock" has the meaning ascribed to it in the Recitals to this Agreement.

   "Company Disclosure Schedule" has the meaning ascribed to it in the forepart of Article III.

   "Company Employee Plans" has the meaning ascribed to it in Section 3.14(a).

   "Company ESPP" has the meaning ascribed to it in Section 3.2.

   "Company Financial Statements" has the meaning ascribed to it in Section
3.4.

   "Company Material Adverse Effect" means any event, matter, change, condition, circumstance or effect that is materially adverse to the business, condition (financial or otherwise), properties, assets (including intangible assets), liabilities, operations or results of operations of the Company (or, after the Effective Time, the Surviving Corporation) and its Subsidiaries, taking the Company (or, after the Effective Time, the Surviving Corporation) together with its Subsidiaries as a whole; provided, however, that none of the following, in and of themselves, either alone or in combination, shall constitute a Company Material Adverse Effect: (a) a decrease in the trading price of Company Common Stock; (b) any event, matter, change, condition, circumstance or effect which the Company successfully bears the burden of proving results from changes affecting any of the industries or economies in which the Company operates as a whole (which changes do not materially and disproportionately affect the Company); (c) any adverse event, matter, change, condition, circumstance or effect which the Company successfully bears the burden of proving is directly and primarily caused by the announcement or pendency of the Merger; (d) any adverse event, matter, change, condition, circumstance or effect which the Company successfully bears the burden of proving is directly and primarily caused by the taking of any action expressly required by this Agreement; (e) any adverse event, matter, change, condition, circumstance or effect which the Company successfully bears the burden of proving is directly and primarily caused by any matter for which Parent has agreed (other than in this Agreement) to indemnify the Company; or (f) a failure in and of itself of results of operations of the Company and its Subsidiaries (on a consolidated basis) to meet internal projections or forecasts or published revenue or earnings predictions for any fiscal quarterly or annual period of the Company after the date hereof and prior to the Closing Date, but not either the underlying causes of such failure or the consequences of such failure.

   "Company Representatives" has the meaning ascribed to it in Section 5.2.

   "Company SEC Documents" has the meaning ascribed to it in Section 3.4.

   "Company Stock Option Plans" has the meaning ascribed to it in Section
2.6(c).

   "Company Stockholders Meeting" has the meaning ascribed to it in Section
3.20.

   "Competing Bidder" has the meaning ascribed to it in Section 5.2.

   "Confidential Information" has the meaning ascribed to it in Section
3.11(g).

   "Confidentiality Agreement" means the Confidentiality Agreement, dated as of April 30, 2001, between the Company and Parent.

   "Contingent Consideration" has the meaning ascribed to it in Section 2.7(a).

   "Contingent Price Adjustment" has the meaning ascribed to it in Section
2.7(b).

   "Continuing Employees" has the meaning ascribed to it in Section 6.9(d).

   "CPA Firm" has the meaning ascribed to it in Section 2.7(d).

   "DGCL" has the meaning ascribed to it in Section 2.1.

   "Dilution Adjustment" has the meaning ascribed to it in Section 2.7(c).

   "Effective Time" has the meaning ascribed to it in Section 2.2.

   "Environmental and Safety Laws" has the meaning ascribed to it in Section 3.12(a).

   "ERISA Affiliate" has the meaning ascribed to it in Section 3.14(a).

   "ERISA" has the meaning ascribed to it in Section 3.14(a).

   "Exchange Act" has the meaning ascribed to it in Section 3.4.

   "Exchange Ratio" has the meaning ascribed to it in Section 2.6(a).

   "Facilities" has the meaning ascribed to it in Section 3.12(a).

   "Final Date" has the meaning ascribed to it in Section 8.1(b).

   "Foreign Plan" has the meaning ascribed to it in Section 3.14(j).

   "Fully Diluted Shares" means the number of shares of capital stock of the Company issued and outstanding immediately prior to the Effective Time on a fully converted basis, including all outstanding shares of capital stock and the maximum potential number of shares of capital stock issuable pursuant to options, warrants, convertible or exchangeable securities, subscriptions, and agreements or commitments to issue shares of capital stock which are outstanding immediately prior to the Effective Time.

   "GAAP" has the meaning ascribed to it in Section 3.4.

   "Governmental Entity" has the meaning ascribed to it in Section 3.3.

   "Hazardous Materials" has the meaning ascribed to it in Section 3.12(a).

   "HSR Act" has the meaning ascribed to it in Section 3.3.

   "Indemnified Parties" has the meaning ascribed to it in Section 6.12.

   "Intellectual Property" has the meaning ascribed to it in Section 3.11(a).

   "Internal Revenue Code" has the meaning ascribed to it in the Recitals to this Agreement.

   "Knowledge" with respect to a party means such party's actual knowledge after reasonable inquiry of officers, directors, vice presidents, persons of higher authority than, or equivalent authority to, a vice president, and all persons directly reporting to any of the foregoing.

   "Merger" has the meaning ascribed to it in the Recitals to this Agreement.

   "Merger Sub" has the meaning ascribed to it in the forepart of this Agreement.

   "Merger Sub Common Stock" has the meaning ascribed to it in Section 2.6(d).

   "NASD" has the meaning ascribed to it in Section 3.3.

   "Needham Letter" has the meaning ascribed to it in the definition of Transaction Expenses.

   "Net Backlog" means the difference resulting from (i) the dollar value of Backlog as of June 30, 2002 less (ii) the dollar value of Backlog as of June 30, 2001; provided, however, that Net Backlog shall be limited to the following amounts for the following levels of Revenue:

                                                                      Limit on
   Revenue                                                           Net Backlog
   -------                                                           -----------
   Less than $50 million............................................ $0
   Between $50 million and $60 million.............................. $1 million
   Between $60 million and $70 million.............................. $3 million
   Between $70 million and $80 million.............................. $5 million
   Between $80 million and $90 million.............................. $8 million
   Over $90 million................................................. $10 million

   "Order" has the meaning ascribed to it in Section 6.6(b).

   "Parent" has the meaning ascribed to it in the forepart to this Agreement.

   "Parent Balance Sheet" has the meaning ascribed to it in Section 4.5.

   "Parent Common Stock" has the meaning ascribed to it in the Recitals to this Agreement.

   "Parent Confidential Information" has the meaning ascribed to it in Section 6.4(b).

   "Parent Disclosure Schedule" has the meaning ascribed to it in the forepart of Article IV.

   "Parent Financial Statements" has the meaning ascribed to it in Section 4.4.

   "Parent Material Adverse Effect" means any event, matter, change, condition, circumstance or effect that is materially adverse to the business, condition (financial or otherwise), properties, assets (including intangible assets), liabilities, operations or results of operations of Parent and its Subsidiaries, taking Parent together with its Subsidiaries as a whole; provided, however, that none of the following, in and of themselves, either alone or in combination, shall constitute a Parent Material Adverse Effect: (a) a decrease in the trading price of Parent Common Stock; (b) any event, matter, change, condition, circumstance or effect which Parent successfully bears the burden of proving results from changes affecting any of the industries or economies in which Parent operates as a whole (which changes do not materially and disproportionately affect Parent); (c) any adverse event, matter, change, condition, circumstance or effect which Parent successfully bears the burden of proving is directly and primarily caused by the announcement or pendency of the Merger; (d) any adverse event, matter, change, condition, circumstance or effect which Parent successfully bears the burden of proving is directly and primarily caused by the taking of any action expressly required by this Agreement; (e) any adverse event, matter, change, condition, circumstance or effect which Parent successfully bears the burden of proving is directly and primarily caused by any matter for which Parent has agreed (other than in this Agreement) to indemnify the Company; or (f) a failure in and of itself of results of operations of the Parent and its Subsidiaries (on a consolidated basis) to meet internal projections or forecasts or published revenue or earnings predictions for any fiscal quarterly or annual period of the Parent after the date hereof and prior to the Closing Date, but not either the underlying causes of such failure or the consequences of such failure.

   "Parent SEC Documents" has the meaning ascribed to it in Section 4.4.

   "PBT" means the Company's profit or loss before tax for the period of July 1, 2001 through June 30, 2002, inclusive, excluding amounts paid or accrued pursuant to the Bonus Plan, the PBT Exclusion Items, each of the foregoing as reflected in audited financial statements prepared in accordance with GAAP applied on a consistent basis throughout the period indicated and consistent with the Company's annual fiscal year-end audited financial statements.

   "PBT Adjustment" has the meaning ascribed to it in Section 2.7(b)(ii).

   "PBT Exclusion Items" means the following items which shall be excluded in the calculation of PBT: (i) the following amounts to the extent that in the aggregate they exceed five hundred thousand dollars ($500,000): (a) any net reduction or reversal in balance sheet reserves between the date of this Agreement and June 30, 2002 and (b) to the extent the settlement is different from the recorded reserve for French VAT exposure at March 31, 2001, any reversal of that reserve to income or any additional expense incurred on settlement; (ii) any revenue recorded under the 3Dfx settlement including any refund of associated sales taxes or other taxes; (iii) legal fees and related expenses directly related to the litigation identified in Section 3.7 of the Company Disclosure Schedule, and any cash received on settlement thereof; (iv) tax or other refunds received related to events occurring in the prior year;
(v) expenses incurred and settlement amounts received by the Company for matters for which indemnification by Parent is provided pursuant to the letter between Parent and the Company dated as of the date hereof relating to indemnification for certain claims; (vi) gains or revenue resulting from the Company's selling, leasing, licensing or otherwise disposing of or encumbering any of its properties or assets other than sales of products in the ordinary course of business consistent with the Company's past practice; and (vii) Transaction Expenses.

   "PCBs" has the meaning ascribed to it in Section 3.12(b).

   "Property" has the meaning ascribed to it in Section 3.12(a).

   "Proxy Statement" has the meaning ascribed to it in Section 3.20.

   "Quickturn" has the meaning ascribed to it in Section 7.3(e).

   "Quickturn Non-Compete" has the meaning ascribed to it in Section 7.3(e).

   "Recommendation" has the meaning ascribed to it in Section 8.1(e).

   "Registration Statement" has the meaning ascribed to it in Section 3.20.

   "Repurchase Options" has the meaning ascribed to it in Section 6.9(b).

   "Revenue" means the Company's revenue for the period July 1, 2001 through June 30, 2002, inclusive, as reflected in audited financial statements prepared in accordance with GAAP applied on a consistent basis throughout the period indicated and consistent with the Company's annual fiscal year-end audited financial statements as of September 30, 2001.

   "Revenue Adjustment" has the meaning ascribed to it in Section 2.7(b)(ii).

   "Revenue Plus Net Backlog Adjustment" has the meaning ascribed to in Section 2.7(b)(ii).

   "SEC" has the meaning ascribed to it in Section 3.3.

   "Securities Act" has the meaning ascribed to it in Section 3.2.

   "Subsidiary" and "Subsidiaries" mean, with respect to any person, any corporation or other organization, whether incorporated or unincorporated, of which (i) such person or any other subsidiary of such person is a general partner (excluding partnerships, the general partnership interests of which held by such person or any subsidiary of such person do not have a majority of the voting interest in such partnership) or (ii) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors, or others performing similar functions with respect to such corporation or other organization, is directly or indirectly owned or controlled by such person or by one or more of its subsidiaries.

   "Superior Proposal" has the meaning ascribed to it in Section 5.2.

   "Surviving Corporation" has the meaning ascribed to it in Section 2.1.

   "Takeover Proposal" means any agreement, offer or proposal for, or any indication of interest, written or oral, in (A) a merger, reorganization, share exchange, consolidation, or other business combination involving the Company or any of its Subsidiaries, which would result in the holders of the Company's Common Stock immediately prior to the consummation of such transaction holding less than eighty five percent (85%) of the outstanding shares of any class of capital stock or voting power of the surviving, resulting or acquiring entity immediately following the consummation of such transaction; or (B) a tender offer for securities of the Company, which, if successful, would result in the tender offeror, either alone or as part of a group, holding beneficial ownership of fifteen percent (15%) or more of the outstanding shares of any class of capital stock or voting power of the Company immediately following the consummation of such tender offer; (C) the acquisition of fifteen percent (15%) or more of the outstanding shares of any class of capital stock or voting power of the Company; or (D) the acquisition of fifteen percent (15%) or more of the assets of the Company and its Subsidiaries (either on the basis of book value or fair market value, calculated in each case on a consolidated basis), other than, in each case, the transactions contemplated by this Agreement. For purposes of this definition, the terms "person", "group" and "beneficial ownership" have the meanings ascribed to them in the Securities Exchange Act of 1934, as amended and the rules and regulations of the SEC thereunder.

   "Tax" (and, with correlative meaning, "Taxes" and "Taxable") means (i) any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any Tax Authority; (ii) any liability for the payment of any amounts of the type described in clause (i) as a result of being a member of an affiliated, consolidated, combined or unitary group for any Taxable period; and (iii) any liability for the payment of any amounts of the type described in clause (i) or clause (ii) as a result of being a transferee of or successor to any person or as a result of any express or implied obligation to indemnify any other person, including pursuant to any Tax sharing or Tax allocation agreement.

   "Tax Authority" means any Governmental Entity responsible for the imposition of any Tax (domestic or foreign).

   "Tax Return" means any return, statement, report or form (including estimated Tax returns and reports, withholding Tax returns and reports and information reports and returns) required to be filed with respect to Taxes.

   "Third Party Intellectual Property Rights" has the meaning ascribed to it in
Section 3.11(b).

   "Transaction Expenses" means the actual, reasonable, documented fees, costs and expenses incurred by the Company and payable to Needham & Co. as financial advisor to the Company pursuant to its letter agreement with the Company dated as of June 28, 2000 (the "Needham Letter"), Gray Cary Ware & Freidenrich LLP as outside legal counsel to the Company, and the Company's outside accountants, in each case in connection with the negotiations leading to this Agreement, the negotiation and documentation of this Agreement (including due diligence in connection therewith), the performance of the Company's obligations under this Agreement, and the consummation of the Merger and the other transactions contemplated by this Agreement, and expenses incurred in connection with printing the Company's proxy materials and the Registration Statement, registration and filing fees in connection with the Registration Statement, the proxy materials and the listing of additional shares, and fees, costs and expenses associated with complying with applicable Blue Sky securities laws in connection with the Merger and filing fees under the HSR Act. Fees, costs and expenses incurred by the Company in connection with legal, accounting and financial advisory work in the ordinary course of business shall not constitute Transaction Expenses, even though they may be incurred after the date hereof or during the pendency of this Agreement.

   "Trigger Event" means the acquisition by any person or group (other than a stockholder who is party to an enforceable Voting Agreement) of beneficial ownership of securities representing fifteen percent (15%) or more of the outstanding shares of any class of capital stock or voting power of the Company, or the commencement or public announcement of a tender or exchange offer, other publicly announced initiative or open market purchase program following the successful consummation of which such person or group would have beneficial ownership of securities representing fifteen percent (15%) or more of the outstanding shares of any class of capital stock or voting power of the Company. For purposes of this definition, the terms "person", "group" and "beneficial ownership" have the meanings ascribed to them in the Securities Exchange Act of 1934 as amended and the rules and regulations of the SEC thereunder.

   "Voting Agreements" has the meaning ascribed to it in the Recitals to this Agreement.

   "WARN" has the meaning ascribed to it in Section 3.17(g).

                                   ARTICLE II

                                   The Merger

   Section 2.1 The Merger. At the Effective Time (as defined in Section 2.2) and upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the General Corporation Law of the State of Delaware (the "DGCL"), Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation. The Company as the surviving corporation after the Merger is hereinafter sometimes referred to as the "Surviving Corporation."

   Section 2.2 Closing; Effective Time. The closing of the Merger (the "Closing") shall take place as soon as reasonably practicable (and in any event not later than two business days) after the satisfaction or waiver of each of the conditions set forth in Article VII hereof or at such other time as the parties hereto agree (the "Closing Date"). The Closing shall take place at the offices of Brobeck, Phleger & Harrison LLP, Two Embarcadero Place, 2200 Geng Road, Palo Alto, California, 94303, or at such other location as the parties hereto agree. As part of the Closing, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger in the form attached hereto as Exhibit B (the "Certificate of Merger") with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of the DGCL (the time of the filing of such document, or such later time as may be agreed to by the parties and specified in the Certificate of Merger in accordance with
Section 103(d) of the DGCL, being the "Effective Time").

   Section 2.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, without revision or impairment, and debts, liabilities and duties of the Company and Merger Sub shall be the debts, liabilities and duties of the Surviving Corporation.

   Section 2.4 Certificate of Incorporation; Bylaws. At the Effective Time, the Certificate of Incorporation of the Surviving Corporation shall be amended in its entirety to read as set forth in Exhibit C hereto. From and after the Effective Time, Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with the DGCL, the Certificate of Incorporation of the Surviving Corporation and such Bylaws.

   Section 2.5 Directors and Officers. From and after the Effective Time, the directors and officers of Merger Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation, in each case until their successors are elected or appointed and qualified or until their earlier resignation or removal.

   Section 2.6 Effect on Capital Stock. By virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any of the following securities:

      (a) Conversion of Company Common Stock. At the Effective Time, subject to Section 2.6(f), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock to be canceled pursuant to Section 2.6(b)) shall be automatically converted into the right to receive that number of shares (or a fraction of a share, as the case may be) of Parent Common Stock (the "Exchange Ratio") equal to the quotient obtained by dividing (i) the sum of six dollars ($6) per share and the Contingent Consideration, if any, calculated in accordance with Section 2.7, by (ii) the Average Parent Stock Price.

      (b) Cancellation of Company Common Stock Owned by Parent or Company. At the Effective Time, all shares of Company Common Stock that are owned by the Company as treasury stock and each share of Company Common Stock owned by Parent or any direct or indirect wholly owned Subsidiary of Parent or the Company immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof or any other consideration paid or issued therefore.

      (c) Company Stock Option Plans; Company ESPP. At the Effective Time, the Company's 1995 Stock Option Plan, 1995 Outside Directors Stock Option Plan, 2000 Nonstatutory Stock Option Plan, Virtual Machine Works 1994 Incentive Stock Option Plan and the non-plan options to purchase Company Common Stock set forth in Section 2.6(c) of the Company Disclosure Schedule (collectively the "Company Stock Option Plans") and all options to purchase Company Common Stock then outstanding under the Company Stock Option Plans shall be assumed by Parent in accordance with Section 6.9. The Company ESPP (as defined in Section 3.2) shall be terminated in accordance with Section 6.9(c).

      (d) Capital Stock of Merger Sub. At the Effective Time, each share of common stock, $0.01 par value, of Merger Sub ("Merger Sub Common Stock") issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation, and the Surviving Corporation shall be a wholly owned Subsidiary of Parent. Each stock certificate of Merger Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation.

      (e) Adjustments to Exchange Ratio. The Exchange Ratio shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Common Stock), reorganization, recapitalization or other like change with respect to Parent Common Stock or Company Common Stock occurring after the date hereof and prior to the Effective Time so as to provide holders of Company Common Stock and Parent the same economic effect as contemplated by this Agreement prior to such stock split, reverse split, stock dividend, reorganization, recapitalization, like change or increase.

      (f) Fractional Shares. No fraction of a share of Parent Common Stock will be issued, but in lieu thereof each holder of shares of Company Common Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock to be received by such holder) shall receive from Parent an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the Average Parent Stock Price.

   Section 2.7 Contingent Consideration.

    (a) Contingent Consideration.

   The "Contingent Consideration", if any, equals (i) the Contingent Price Adjustment, if any, calculated pursuant to Section 2.7(b) less (ii) the Dilution Adjustment calculated pursuant to Section 2.7(c). In no event shall any person who immediately prior to the Effective Time was a holder of capital stock of the Company be required to repay or return any consideration which such holder receives or which such holder has the right to receive, as a result of the determination of the Contingent Consideration hereunder, and for such purposes, the calculation of the Contingent Consideration in accordance with the procedures set forth in Section 2.7(d) shall be final and binding on all parties to this Agreement and on the holders of Company capital stock and options.

    (b) Contingent Price Adjustment. The "Contingent Price Adjustment" shall be calculated as follows:

     (i) If the Closing Date is prior to June 30, 2002, the Contingent Price Adjustment shall equal nine dollars ($9) per share of Company Common Stock and the second paragraph of Section 2.7(d) shall not apply; provided, that the Closing may not occur prior to June 30, 2002 without the agreement of both Parent and the Company.

     (ii) If the Closing Date is on or after June 30, 2002, the Contingent Price Adjustment shall equal an amount per share of Company Common Stock equal to either the Revenue Plus Net Backlog Adjustment or the PBT Adjustment, whichever produces a lower dollar per share value, except that if the PBT Adjustment produces a lower dollar per share value than the Revenue Plus Net Backlog Adjustment but the same or higher dollar per share value than the Revenue Adjustment, the Contingent Price Adjustment shall equal the Revenue Plus Net Backlog Adjustment.

        (A) The "Revenue Plus Net Backlog Adjustment" shall be calculated using Revenue plus Net Backlog as provided in the following table using either (aa) Revenue plus the absolute value of Net Backlog if Net Backlog is positive or (bb) Revenue minus the absolute value of Net Backlog if Net Backlog is negative and shall equal the dollar per share value that results from the formula in the applicable right-hand column of the table (such formula is located in the row that contains the applicable Revenue plus Net Backlog in the left-hand column of the table):

         Revenue plus Net Backlog ("RB") Revenue Plus Net Backlog Adjustment
         ------------------------------- -----------------------------------
                   (millions)
         RB (greater than or =) $100               $14
         $90 (less than or =) RB (less than) $100  $14 - $((100 - RB)/10) *2
         $80 (less than or =) RB (less than)  $90  $12 - $((90 - RB)/10) *3
         $70 (less than or =) RB (less than)  $80  $9 - $((80 - RB)/10) *3
         $60 (less than or =) RB (less than)  $70  $6 - $((70 - RB)/10) *3
         $50 (less than or =) RB (less than)  $60  $3 - $((60 - RB)/10) *3
         RB (less than) $50                        $0

    The "Revenue Adjustment" shall be calculated using Revenue as provided in the following table and shall equal the dollar per share value that results from the formula in the applicable right-hand column of the table (such formula is located in the row that contains the applicable
    Revenue in the left-hand column of the table):

                  Revenue ("R")                  Revenue Adjustment
                  -------------                  ------------------
                   (millions)
         R (greater than or =) $100                $14
         $90 (less than or =) R (less than) $100   $14 - $((100 - R)/10) *2
         $80 (less than or =) R (less than)  $90   $12 - $((90 - R)/10) *3
         $70 (less than or =) R (less than)  $80   $9 - $((80 - R)/10) *3
         $60 (less than or =) R (less than)  $70   $6 - $((70 - R)/10) *3
         $50 (less than or =) R (less than)  $60   $3 - $((60 - R)/10) *3
         RB (less than) $50                        $0

        (B) The "PBT Adjustment" shall be calculated using PBT as provided in the following table and shall equal the dollar per share value that results from the formula in the applicable right-hand column of the table (such formula is located in the row that contains the applicable PBT in the left-hand column of the table):

            PBT                                   PBT Adjustment
            ---                                   --------------
           (millions)
         PBT (greater than or =) $18               $14
         $14 (less than or =) PBT (less than) $18  $14 - $((18 - PBT)/4) *2
         $8 (less than or =) PBT (less than) $14   $12 - $((14 - PBT)/6) *3
         $0 (less than or =) PBT (less than) $8    $9 - $((8 - PBT)/8) *3
         $(5) (less than or =) PBT (less than) $0  $6 - $((0 - PBT)/5) *3
         $(10) (less than or =) PBT (less than)
         $(5)                                      $3 - $((-5 - PBT)/5) *3
         PBT (less than) $(10)                     $0

    (c) Dilution Adjustment. The "Dilution Adjustment" shall be determined by dividing (i) the product obtained from multiplying (x) the excess of the number of Fully Diluted Shares over the Authorized Fully Diluted Shares and (y) the sum of six dollars ($6) plus the Contingent Price Adjustment by (ii) the Fully Diluted Shares.

    (d) Calculation of Contingent Consideration.

   As soon as practicable after June 30, 2001 but in no event later than July 21, 2001, Ernst & Young LLP shall audit the Company in order to calculate the Backlog as of June 30, 2001. As soon as practicable after June 30, 2001 but in no event later than July 21, 2001, Ernst & Young LLP and the Company shall provide to Parent and KPMG LLP all supporting materials and information (including all audit and tax working papers of the Company and Ernst & Young
LLP) necessary or appropriate for Parent and KPMG LLP to calculate the Backlog as of June 30, 2001. As soon as practicable after the parties have completed their respective calculations of the Backlog as of June 30, 2001, but in no event later than July 28, 2001, if such calculations differ, Parent, KPMG LLP, the Company, and Ernst & Young LLP shall seek in good faith to resolve such differences in order to agree on a calculation of the Backlog as of June 30, 2001. If Parent and the Company are unable to resolve such differences by July 31, 2001, Parent and the Company shall revise their respective calculations so that each such revised calculation identifies the differences remaining between the two such calculations. No later than August 5, 2001, Parent and the Company shall submit such revised calculations to PriceWaterhouseCoopers (or Deloitte & Touche if PriceWaterhouseCoopers does not agree to provide services pursuant to this paragraph or has a material relationship with either of the parties) (the "CPA Firm"). Acting as experts and not as arbitrators, and based solely on its independent review and analysis of the revised calculations (without review, analysis or audit of the data underlying such calculations), the CPA Firm shall determine the Backlog as of June 30, 2001, based on its determination of which calculation (Parent's calculation or the Company's calculation) better approximates the Backlog as of June 30, 2001; provided that to make such determination the CPA Firm shall choose, without any modification, either the Company's calculation of the Backlog as of June 30, 2001, taken as a whole as submitted in its entirety to the CPA Firm by the Company, or Parent's calculation of Backlog as of June 30, 2001, taken as a whole as submitted in its entirety to the CPA Firm by Parent. The Company and Parent shall direct the CPA Firm to use its best efforts to render such determination no later than August 10, 2001. Such determination shall be final, conclusive and binding upon the Company and Parent. Fifty percent (50%) of the fees of the CPA Firm billed to the parties shall be paid by Parent, and the other fifty percent (50%) of such fees shall be paid from the Contingent Consideration, if any. To the extent such Contingent Consideration is insufficient to pay such fees, Parent shall pay the remainder.

   As soon as practicable after June 30, 2002 but in no event later than August 5, 2002 (unless the Closing Date has occurred prior to June 30, 2002, in which case, as provided in Section 2.7(b)(i), this second paragraph of Section 2.7(d) shall not apply), Ernst & Young LLP shall audit the Company in order to calculate the

Backlog as of June 30, 2002, the Contingent Price Adjustment, and the Dilution Adjustment. As soon as practicable after June 30, 2002 but in no event later than August 5, 2002, Ernst & Young LLP and the Company shall provide to Parent and KPMG LLP all supporting materials and information (including all audit and tax working papers of the Company and Ernst & Young LLP) necessary or appropriate for Parent and KPMG LLP to calculate the Backlog as of June 30, 2002, the Contingent Price Adjustment, and the Dilution Adjustment. As soon as practicable after the parties have completed their respective calculations of the Backlog as of June 30, 2002, the Contingent Price Adjustment, and the Dilution Adjustment but in no event later than August 12, 2002, if any of such calculations differ, Parent, KPMG LLP, the Company, and Ernst & Young LLP shall seek in good faith to resolve such differences in order to agree on a calculation of the Backlog as of June 30, 2002, the Contingent Price Adjustment, and the Dilution Adjustment. If Parent and the Company are unable to resolve such differences by August 15, 2002, Parent and the Company shall revise their respective calculations so that each such revised calculation identifies the differences remaining between the two such calculations. No later than August 19, 2002, Parent and the Company shall submit such revised calculations to the CPA Firm. Acting as experts and not as arbitrators, and based solely on its independent review and analysis of the revised calculations (without review, analysis or audit of the data underlying such calculations), the CPA Firm shall determine the Backlog as of June 30, 2002, the Contingent Price Adjustment, and the Dilution Adjustment, based on its determination of which calculation (Parent's calculation or the Company's calculation) better approximates the Backlog as of June 30, 2002, the Contingent Price Adjustment, and the Dilution Adjustment; provided that to make such determination the CPA Firm shall choose, without any modification, either the Company's calculations of the Backlog as of June 30, 2002, the Contingent Price Adjustment, and the Dilution Adjustment, taken as a whole as submitted in their entirety to the CPA Firm by the Company, or Parent's calculations of Backlog as of June 30, 2002, Contingent Price Adjustment, and Dilution Adjustment, taken as a whole as submitted in their entirety to the CPA Firm by Parent. The Company and Parent shall direct the CPA Firm to use its best efforts to render such determination no later than August 26, 2002, respectively. Such determination shall be final, conclusive and binding upon the Company and Parent. Fifty percent (50%) of the fees of the CPA Firm billed to the parties shall be paid by Parent, and the other fifty percent (50%) of such fees shall be paid from the Contingent Consideration, if any. To the extent such Contingent Consideration is insufficient to pay such fees, Parent shall pay the remainder.

   Section 2.8 Surrender of Certificates.

    (a) Exchange Agent. Parent's transfer agent shall act as exchange agent (the "Exchange Agent") in the Merger.

    (b) Parent to Provide Common Stock and Cash. Promptly after the Effective Time, Parent shall make available to the Exchange Agent for exchange in accordance with this Article II, through such reasonable procedures as Parent may adopt, (i) the shares of Parent Common Stock issuable pursuant to Section 2.6(a) in exchange for shares of Company Common Stock outstanding immediately prior to the Effective Time (provided that delivery of any shares that are subject to vesting and/or repurchase rights in favor of the Company shall be in book entry form until such vesting and/or repurchase rights lapse) and (ii) cash in an amount sufficient to permit payment of cash in lieu of fractional shares pursuant to Section 2.6(f).

    (c) Exchange Procedures. As soon as reasonably practicable after the Effective Time, subject to Section 2.7, the Surviving Corporation shall cause to be mailed to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the "Company Certificates"), whose shares were converted into the right to receive shares of Parent Common Stock (and cash in lieu of fractional shares) pursuant to Section 2.6(a) (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Company Certificates shall pass, only upon receipt of the Company Certificates by the Exchange Agent, and shall be in such form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Company Certificates in exchange for certificates (or book entries in the case of shares that are subject to vesting and/or repurchase rights in favor of the Company) representing shares of Parent Common Stock (and cash in lieu of fractional shares). Upon surrender of a Company Certificate for cancellation to the

Exchange Agent (or to such other agent or agents as may be appointed by Parent), together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the Company Certificate so surrendered shall forthwith be canceled and the holder of such Company Certificate shall be sent in exchange therefor a certificate or certificates (or book entry in the case of shares that are subject to vesting and/or repurchase rights) representing the number of whole shares of Parent Common Stock which such holder has the right to receive pursuant to Section 2.6(a) and cash payment in lieu of fractional shares which such holder has the right to receive pursuant to Section 2.6(f). Until so surrendered, each outstanding Company Certificate that will be deemed from and after the Effective Time to represent only the right to receive the merger consideration contemplated by
Section 2.6(a) upon surrender of such Company Certificate. Notwithstanding any other provision of this Agreement, no interest will be paid or will accrue on any cash payable to holders of Company Certificates pursuant to the provisions of this Article II.

    (d) Distributions With Respect to Unexchanged Shares. No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered Company Certificate with respect to the shares of Parent Common Stock which the holder thereof has the right to receive until the holder of record of such Company Certificate shall surrender such Company Certificate. Subject to applicable law, following surrender of any such Company Certificate, there shall be paid to the record holder of the Parent Common Stock certificates issued in exchange therefor, without interest, the amount of any such dividends or other distributions with a record date after the Effective Time theretofore payable (but for the provisions of this Section 2.8(d)) with respect to such shares of Parent Common Stock.

    (e) Transfers of Ownership. If any certificate for shares of Parent Common Stock is to be issued in a name other than that in which the Company Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the Company Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Parent or any agent designated by it any transfer or other taxes required by reason of the issuance of a certificate for shares of Parent Common Stock in any name other than that of the registered holder of the Company Certificate surrendered, or established to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

    (f) No Liability. Notwithstanding anything to the contrary in this Section 2.8, none of the Exchange Agent, the Surviving Corporation, Parent or any party hereto shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Company Certificate has not been surrendered prior to five (5) years after the Effective Time (or immediately prior to such earlier date on which the merger consideration contemplated by Section 2.6 in respect of such Company Certificate would otherwise escheat to or become the property of any Governmental Entity), any amounts payable in respect of such Company Certificate shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interests of any person previously entitled thereto.

   Section 2.9 Termination of Exchange Fund. Any portion of funds (including any interest earned thereon) or certificates for shares of Parent Common Stock held by the Exchange Agent which have not been delivered to holders of Company Certificates pursuant to this Article II within seven (7) months after the Effective Time shall promptly be paid or delivered, as appropriate, to Parent, and thereafter holders of Company Certificates who have not theretofore complied with the exchange procedures set forth in and contemplated by Section
2.8 shall thereafter look only to Parent (subject to abandoned property, escheat and similar laws) for their claim for shares of Parent Common Stock and, only as general creditors thereof, any cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions (with a record date after the Effective Time) with respect to Parent Common Stock to which they are entitled.

   Section 2.10 No Further Ownership Rights in Company Common Stock. All shares of Parent Common Stock issued upon the surrender for exchange of shares of Company Common Stock in accordance with the terms hereof (including any cash paid in lieu of fractional shares) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Company Certificate is presented to the Surviving Corporation for any reason, it shall be canceled and exchanged as provided in this Article II.

   Section 2.11 Lost, Stolen or Destroyed Certificates. In the event any Company Certificate shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Company Certificate, upon the making of an affidavit of that fact by the holder thereof, such shares of Parent Common Stock (and cash in lieu of fractional shares) as may be required pursuant to Section 2.6; provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Company Certificate to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Exchange Agent with respect to the Company Certificate alleged to have been lost, stolen or destroyed.

   Section 2.12 Tax and Accounting Consequences. It is intended by the parties hereto that the Merger shall (a) constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and (b) be accounted for as a purchase.

   Section 2.13 Withholding Rights. Parent and the Surviving Corporation shall be entitled to deduct and withhold from the number of shares of Parent Common Stock otherwise deliverable under this Agreement, and from any other payments made pursuant to this Agreement, such amounts as Parent and the Surviving Corporation are required to deduct and withhold with respect to such delivery and payment under the Internal Revenue Code or any provision of United States federal, state, local, or foreign national, provincial, local or other Tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been delivered and paid to the holder of shares of Company Common Stock in respect of which such deduction and withholding was made by Parent and the Surviving Corporation.

   Section 2.14 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors of the Company and Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, as long as such action is not inconsistent with this Agreement.

                                  ARTICLE III

                   Representations and Warranties of Company

   The Company represents and warrants to Parent and Merger Sub that the statements contained in this Article III are true and correct except as set forth herein and in the disclosure schedule dated as of and delivered by the Company to Parent on the date of this Agreement (the "Company Disclosure Schedule"). The disclosures set forth in the Company Disclosure Schedule shall qualify only the disclosure under the section number referred to in the Company Disclosure Schedule.

   Section 3.1 Organization, Standing and Power. Each of the Company and its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of the Company and its Subsidiaries has the corporate power to own its properties and to carry on its business as now being conducted and as presently proposed to be conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing could reasonably be expected to have a Company Material Adverse Effect. The Company has delivered to Parent a true and correct copy of the Certificate of Incorporation, (the "Certificate of

Incorporation"), and Bylaws or other charter documents, as applicable, of the Company and each of its Subsidiaries, each as amended to date. Neither the Company nor any of its Subsidiaries is in violation of any of the provisions of its respective charter or bylaws or equivalent organizational documents. The Company is the owner of all outstanding shares of capital stock of each of its Subsidiaries and all such shares are duly authorized, validly issued, fully paid and nonassessable. All of the outstanding shares of capital stock of each such Subsidiary are owned by the Company free and clear of all liens, charges, claims or encumbrances or rights of others and are not subject to preemptive rights or rights of first refusal created by statute, the certificate of incorporation, or Bylaws of such Subsidiary or any agreement to which such Subsidiary is a party or by which it is bound. There are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities of any such Subsidiary, or otherwise obligating the Company or any such Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities. The Company does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, limited liability company, joint venture or other business association or entity (excluding the Subsidiaries and securities in publicly traded companies held for passive investment and comprising less than one percent (1%) of the outstanding stock of such company).

   Section 3.2 Capital Structure. The authorized capital stock of the Company consists of fifty million (50,000,000) shares of Common Stock, $0.01 par value, of which there were issued and outstanding as of the close of business on June 15, 2001, 9,061,620 shares, and ten million (10,000,000) shares of Preferred Stock $0.01 par value of which five hundred thousand (500,000) shares have been designated as Series G Preferred Stock. As of the close of business on June 15, 2001 there were no shares of Preferred Stock issued and outstanding. No shares of Company Common Stock are held in treasury of the Company or by its Subsidiaries. There are no other outstanding shares of capital stock or voting securities and no outstanding commitments to issue any shares of capital stock or voting securities after June 15, 2001, except upon the exercise of options outstanding as of such date under the Company Stock Option Plans (as defined in Section 2.6(c)) or pursuant to the Company's 1996 Employee Stock Purchase Plan (the "Company ESPP"). All outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and non-assessable and are free and clear of any liens or encumbrances, other than any liens, charges, claims, encumbrances or rights of others, and are not subject to preemptive rights or rights of first refusal created by statute, the Certificate of Incorporation, or Bylaws of the Company or any agreement to which the Company is a party or by which it is bound. As of the close of business on June 15, 2001, the Company had reserved (i) 5,736,884 shares of Common Stock for issuance to employees, consultants and directors pursuant to the Company Stock Option Plans, of which 2,264,058 shares had been issued pursuant to option exercises or direct stock purchases, 3,155,594 shares were subject to outstanding, unexercised options, no shares were subject to outstanding stock purchase rights, and 316,872 shares were available for issuance thereunder and (ii) 1,050,000 shares of Common Stock for issuance to employees pursuant to the Company ESPP, of which 535,153 shares had been issued. Between June 15, 2001 and the date hereof, Company has not (i) issued or granted additional options under the Company Stock Option Plans, or (ii) accepted enrollments in the Company ESPP. Except for (i) the rights created pursuant to this Agreement, the Company Stock Option Plans and the Company ESPP and (ii) the Company's rights to repurchase any unvested shares under the Company Stock Option Plans, there are no other options, warrants, calls, rights, commitments or agreements of any character to which the Company is a party or by which it is bound obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of capital stock of the Company or obligating the Company to grant, extend, accelerate the vesting of, change the price of, or otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. There are no contracts, commitments or agreements relating to voting, purchase or sale of the Company's capital stock (other than those granting the Company the right to purchase unvested shares upon employment or service termination, and the Voting Agreements) (i) between or among the Company and any of its stockholders and (ii) to the Company's Knowledge, between or among any of the Company's stockholders. The terms of the Company Stock Option Plans permit the assumption or substitution of options to purchase Parent Common Stock as provided in this Agreement, without the consent or approval of the holders of such securities, stockholders, or otherwise. The current Offering Period (as defined in the Company ESPP) commenced under the Company ESPP on February 1, 2001 and will end on July 31, 2001, and except for the purchase rights granted on such commencement date to participants in the current Purchase Period (as defined in the Company ESPP), there are no other purchase rights or options outstanding under the Company ESPP. True and complete copies of all forms of agreements and instruments relating to or issued under the Company Stock Option Plans or Company ESPP (and true and complete copies of all such agreements and instruments which differ in any material respect from any of such forms) have been provided to Parent and such agreements and instruments have not been amended, modified or supplemented since being provided to Parent, and there are no agreements to amend, modify or supplement such agreements or instruments in any case from the form provided to Parent. The shares of Company Common Stock issued under the Company Stock Option Plans, as amended and under all prior versions thereof, have either been registered under the Securities Act of 1933, as amended (the "Securities Act"), or were issued in transactions which qualified for exemptions under either
Section 4(2) of, or Rule 701 under, the Securities Act for stock issuances under compensatory benefit plans.

   Section 3.3 Authority; No Conflicts. The Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject only to the approval of the Merger by the Company's stockholders holding a majority of the outstanding shares of Company Common Stock as contemplated by Section 7.1(a). This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by Parent and Merger Sub, constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws affecting the rights and remedies of creditors generally and general principles of equity. The execution and delivery of this Agreement by the Company do not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require the consent or approval of any person in respect of:
(i) any provision of the Certificate of Incorporation or Bylaws of the Company or any of its Subsidiaries, as amended, or (ii) any material mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries or any of their properties or assets. No consent, approval, order or authorization of, or registration, declaration or filing with, any court, arbitrator, tribunal, administrative agency or commission or other governmental authority or instrumentality, stock exchange or market system, in each case whether domestic or foreign (each a "Governmental Entity"), is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement, or the consummation of the transactions contemplated hereby, except for (i) the filing of the Certificate of Merger as provided in Section 2.2; (ii) the filing with the Securities and Exchange Commission (the "SEC") and the National Association of Securities Dealers, Inc. (the "NASD") of the Proxy Statement (as defined in Section 3.20) relating to the Company Stockholders Meeting (as defined in Section 3.20);
(iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities laws and the securities laws of any foreign country; (iv) such filings as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"); (v) the filing of a Form S-4 Registration Statement with the SEC in accordance with the Securities Act of 1933, as amended; (vi) the filing of a Current Report on Form 8-K with the SEC; (vii) filings pursuant to Rule 165 and Rule 425 of the Securities Act; and (viii) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not have a Company Material Adverse Effect and would not prevent, or materially alter or delay any of the transactions contemplated by this Agreement.

   Section 3.4 SEC Documents; Financial Statements. The Company has provided (or made available if publicly available at www.sec.gov or www.10kwizard.com or other widely available online EDGAR retrieval service) to Parent a true and complete copy of each statement, report, registration statement (with the prospectus in the form filed pursuant to Rule 424(b) of the Securities Act), definitive proxy statement and other filings made with the SEC by the Company since March 31, 2001 and, prior to the Effective Time, the Company will have provided (or made available if publicly available at www.sec.gov or www.10kwizard.com or other widely available online Edgar retrieval service) to Parent true and complete copies of any additional documents filed with the SEC by the Company prior to the Effective Time (collectively, the "Company SEC Documents"). The Company has timely filed all forms, statements and documents required to be filed by it with the SEC and The Nasdaq Stock Market since March 31, 2001. In addition, the Company has provided (or made available if publicly available at www.sec.gov or www.10kwizard.com or other widely available online Edgar retrieval service) to Parent true and complete copies of all exhibits to the Company SEC Documents filed prior to the date hereof, and will promptly provide (or make available if publicly available at www.sec.gov or www.10kwizard.com or other widely available online Edgar retrieval service) to Parent true and complete copies of all exhibits to any additional Company SEC Documents filed prior to the Effective Time. All documents required to be filed as exhibits to the Company SEC Documents have been so filed, and all material contracts so filed as exhibits are in full force and effect, except those which have expired in accordance with their terms. As of their respective filing dates, the Company SEC Documents complied in all material respects with the requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Securities Act, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent corrected by a subsequently filed Company SEC Document. The financial statements of the Company, including the notes thereto, included in the Company SEC Documents (the "Company Financial Statements") were complete and correct in all material respects as of their respective dates, complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto as of their respective dates, and have been prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods indicated and consistent with each other (except as may be indicated in the notes thereto or, in the case of unaudited statements included in Quarterly Reports on Form 10-Q, as permitted by Form 10-Q of the SEC). The Company Financial Statements fairly present the consolidated financial condition and operating results of the Company and its Subsidiaries at the dates and during the periods indicated therein (subject, in the case of unaudited statements, to normal, recurring year-end adjustments none of which individually, or in the aggregate, are material). There has been no change in Company accounting policies since March 31, 2001.

   Section 3.5 Absence of Certain Changes. Since March 31, 2001 (the "Company Balance Sheet Date"), the Company has conducted its business in the ordinary course consistent with past practice and there has not occurred: (i) any change, event or condition (whether or not covered by insurance) that has resulted in, or could reasonably be expected to result in, a Company Material Adverse Effect; (ii) any acquisition, sale or transfer of any material asset of the Company or any of its Subsidiaries other than in the ordinary course of business and consistent with past practice; (iii) any change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by the Company or any revaluation by the Company of any of its or any of its Subsidiaries' assets; (iv) any declaration, setting aside, or payment of a dividend or other distribution with respect to the shares of the Company, or any direct or indirect redemption, purchase or other acquisition by the Company of any of its shares of capital stock other than the purchase of unvested shares upon employment or service termination; (v) any entering into by the Company or any of its Subsidiaries of any material contract or agreement, or any material amendment or termination of, other than in the ordinary course of business, or default by the Company or any of its Subsidiaries under, any material contract or agreement to which the Company or any of its Subsidiaries is a party or by which it is bound (or, to the Knowledge of the Company, by any other party thereto); (vi) any amendment or change to the Certificate of Incorporation or Bylaws; or (vii) any increase in or modification of the compensation or benefits payable, or to become payable, by the Company to any of its directors, consultants or employees, other than pursuant to scheduled annual performance reviews, provided that any resulting modifications are in the ordinary course of business and consistent with the Company's past practices. The Company has not agreed since March 31, 2001 to effect any changes, events, or conditions or take any of the actions described in the preceding clauses (i) through (vii) and is not currently involved in any negotiations to do any of the things described in the preceding clauses (i) through (vii) (other than negotiations with Parent and its representatives regarding the transactions contemplated by this Agreement).

   Section 3.6 Absence of Undisclosed Liabilities. The Company has no material obligations or liabilities of any nature (matured or unmatured, fixed or contingent) other than (i) those set forth or adequately provided for in the Consolidated Balance Sheets or in the related Notes to Consolidated Financial Statements included in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (the "Company Balance Sheet"), (ii) those incurred in the ordinary course of business since the Company Balance Sheet Date which are consistent with past practice and which could not reasonably be expected to have a Company Material Adverse Effect; and (iii) those incurred in connection with the execution of this Agreement.

   Section 3.7 Litigation. There is no litigation, arbitration or investigation pending before any Governmental Entity, or, to the Knowledge of the Company or any of its Subsidiaries, threatened against the Company or any of its Subsidiaries or any of their respective properties or any of their respective officers or directors (in their capacities as such) that, individually or in the aggregate, could reasonably be expected to have a Company Material Adverse Effect or an adverse impact on the ability of the Company to consummate the transactions contemplated by this Agreement. There is no judgment, decree or order against the Company or any of its Subsidiaries, or, to the Knowledge of the Company and its Subsidiaries, any of their respective directors or officers (in their capacities as such), that could prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement, or that could reasonably be expected to have a Company Material Adverse Effect.

   Section 3.8 Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon the Company or any of its Subsidiaries which has or reasonably could be expected to have, whether before or after consummation of the Merger, the effect of prohibiting or materially impairing any current business practice of the Company or any of its Subsidiaries, any contemplated acquisition of property by the Company or any of its Subsidiaries or the conduct by the Company or any of its Subsidiaries of its business as currently conducted or as currently proposed to be conducted.

   Section 3.9 Governmental Authorization. The Company and each of its Subsidiaries have obtained each federal, state, county, local or foreign governmental consent, license, permit, grant, or other authorization of a Governmental Entity (i) pursuant to which the Company or any of its Subsidiaries currently operates or holds any interest in any of its properties or (ii) that is required for the operation of the Company's or any of its Subsidiaries' business or the holding of any such interest ((i) and (ii) herein collectively called "Company Authorizations"), and all of such Company Authorizations are in full force and effect, except where the failure to obtain or have any of such Company Authorizations could not reasonably be expected to have a Company Material Adverse Effect.

   Section 3.10 Title to Property. The Company and its Subsidiaries have good and valid title to all of their respective properties, interests in properties and assets, real and personal, reflected in the Company Balance Sheet or acquired after the Company Balance Sheet Date (except properties, interests in properties and assets sold or otherwise disposed of since the Company Balance Sheet Date in the ordinary course of business), or in the case of leased properties and assets, valid leasehold interests in, in each case free and clear of all mortgages, liens, pledges, charges or encumbrances of any kind or character, except (i) the lien of current taxes not yet due and payable, (ii) such imperfections of title, liens and easements as do not and will not materially detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise materially impair business operations involving such properties, and (iii) purchase money liens incurred in the ordinary course of business and liens securing debt which is reflected on the Company Balance Sheet. The plants, property and equipment of the Company and its Subsidiaries that are used in the operations of their businesses are in good operating condition and repair, ordinary wear and tear excepted, and except where the failure to be in good condition or repair would not have a Company Material Adverse Effect. Section 3.10 of the Company Disclosure Schedule identifies each parcel of real property owned or leased by the Company or any of its Subsidiaries. No lease relating to a foreign parcel contains any extraordinary payment obligation.

   Section 3.11  Intellectual Property.

    (a) The Company and its Subsidiaries own, or are licensed or otherwise possess legally enforceable and unencumbered rights to use all patents, trademarks, trade names, service marks, domain names, database rights, copyrights, and any other similar intellectual property rights or applications therefor, maskworks, net lists, schematics, technology, know-how, trade secrets, inventions, ideas, algorithms, processes, computer software programs or applications (in both source code and/or object code form), and tangible or intangible proprietary information or material ("Intellectual Property") that are used, or currently proposed to be used, in the business of the Company and its Subsidiaries as currently conducted, or currently proposed to be conducted. The Company has not (i) licensed any of its Intellectual Property in source code form to any person or (ii) entered into any exclusive agreements relating to its Intellectual Property to with any person.

    (b) Section 3.11(b) of the Company Disclosure Schedule lists (i) all patents and patent applications and all registered trademarks, trade names and service marks, registered copyrights, registered domain names, and registered maskworks included in the Intellectual Property owned by the Company, including the jurisdictions in which each such Intellectual Property right has been issued or registered or in which any application for such issuance and registration has been filed, (ii) all licenses (both in-bound and outbound), sublicenses and other agreements as to which the Company is a party and pursuant to which any person is authorized to use any Intellectual Property, and (iii) all licenses, sublicenses and other agreements (other than licenses for standard commercially available off-the-shelf software) as to which the Company is a party and pursuant to which the Company is authorized to use any third party patents, trademarks or copyrights, including software ("Third Party Intellectual Property Rights") which are incorporated in, are, or form a part of any the Company product.

    (c) To the Company's Knowledge, there is no unauthorized use, disclosure, infringement or misappropriation of any Intellectual Property rights of the Company or any of its Subsidiaries, or any Third Party Intellectual Property Rights by any third party, including any employee or former employee of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has entered into any agreement to indemnify any other person against any charge of infringement of any Intellectual Property, other than indemnification provisions contained in purchase orders or license agreements arising in the ordinary course of business. No royalties or other continuing payment obligations are due in respect of Third Party Intellectual Property Rights.

    (d) The Company is not, nor will it be as a result of the execution and delivery of this Agreement or the performance of its obligations under this Agreement, in breach of any material license, sublicense or other agreement relating to the Intellectual Property or Third Party Intellectual Property Rights.

    (e) All patents, trademarks, service marks and copyrights held by the Company are valid and subsisting and have been properly assigned to the Company by the inventors, authors or previous owners thereof. The Company (i) has not been sued in any suit, action or proceeding (or received any notice or, to the Company's Knowledge, threat) which involves a claim of infringement of any patents, trademarks, service marks, copyrights or violation of any trade secret or other proprietary right of any third party and (ii) has not brought any action, suit or proceeding for infringement of Intellectual Property or breach of any license or agreement involving Intellectual Property against any third party. The manufacture, marketing, licensing or sale of the Company's products does not infringe any patent, trademark, service mark, copyright, trade secret or other proprietary right of any third party and, to the Knowledge of the Company, there is no substantial basis for a claim that any of the Company's past or current products are infringing or have infringed on any Third Party Intellectual Property Rights.

    (f) The Company has secured valid written assignments from all consultants and employees who contributed to the creation or development of Intellectual Property of the rights to such contributions that the Company does not already own by operation of law.

    (g) The Company has taken all necessary and appropriate steps to protect and preserve the confidentiality of all Intellectual Property not otherwise protected by patents or copyright ("Confidential Information"). All use, disclosure or appropriation of Confidential Information owned by the Company by or to a third party has been pursuant to the terms of a written agreement between the Company and such third party. All use, disclosure or appropriation of Confidential Information not owned by the Company has been pursuant to the terms of a written agreement between Company and the owner of such Confidential Information, or is otherwise lawful.

    (h) There are no actions that must be taken by the Company or any Subsidiary within ninety (90) days of the Closing Date that, if not taken, will result in the loss of any Intellectual Property, including the payment of any registration, maintenance or renewal fees or the filing of any responses to the U.S. Patent and Trademark Office actions, documents, applications or certificates for the purposes of obtaining, maintaining, perfecting or preserving or renewing any Intellectual Property.

    (i) The Company has not received any opinion of counsel that any third party patents apply to the Company's products.

    (j) The period of exclusivity under Section 2.5 of the Patent License Agreement between MIT and Virtual Machine Works, Inc., dated December 22, 1993, extends until December, 2004.

    (k) Neither the Company nor any of its Subsidiaries is a party to any non-competition or non-solicitation or other similar restrictive agreement or arrangement relating to any business or service anywhere in the world.

    (l) The Company and its Subsidiaries have not disclosed or delivered, or permitted the disclosure or delivery, to any escrow holder or other third party, all or any part of the source code (including, without limitation, any algorithm or documentation contained in or relating to any source code) of its Intellectual Property.

   Section 3.12  Environmental Matters.

    (a) The following terms shall be defined as follows:

     (i) "Environmental and Safety Laws" means any federal, state or local laws, ordinances, codes, regulations, rules, policies and orders that are intended to assure the protection of the environment, or that classify, regulate, call for the remediation of, require reporting with respect to, or list or define air, water, groundwater, solid waste, hazardous or toxic substances, materials, wastes, pollutants or contaminants, or which are intended to assure the safety of employees, workers or other persons, including the public.

     (ii) "Hazardous Materials" means any toxic or hazardous substance, material or waste or any pollutant or contaminant, or infectious or radioactive substance or material, including those substances, materials and wastes defined in or regulated under any Environmental and Safety Laws.

     (iii) "Property" means all real property leased or owned by the Company or its Subsidiaries either currently or in the past.

     (iv) "Facilities" means all buildings and improvements on the Property of the Company or its Subsidiaries.

    (b) Except in all cases as, in the aggregate, would not have a Company Material Adverse Effect, (i) no methylene chloride or asbestos is contained in or has been used at or released from the Facilities; (ii) all Hazardous Materials and wastes have been disposed of in accordance with all Environmental and Safety Laws; (iii) the Company and its Subsidiaries have received no notice (verbal or written) of any noncompliance of the Facilities or its past or present operations with Environmental and Safety Laws; (iv) no notices, administrative actions or suits are pending or, to the Company's Knowledge, threatened relating to a violation of any Environmental and Safety Laws; (v) to the Company's Knowledge, neither the Company nor its Subsidiaries have been or are a potentially responsible party under the federal Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), or state analog statute; (vi) there have not been in the past, and are not now, any Hazardous Materials on, under or migrating to or from the Facilities or Property; (vii) there have not been in the past, and are not now, any underground tanks or underground improvements at, on or under the Property including treatment or storage tanks, sumps, or water, gas or oil wells; (viii) there are no polychlorinated biphenyls ("PCBs") deposited, stored, disposed of or located on the Property or Facilities or any equipment on the Property containing PCBs at levels in excess of fifty (50) parts per million; (ix) there is no formaldehyde on the Property or in the Facilities, nor any insulating material containing urea formaldehyde in the Facilities; (x) the Facilities and the Company's and its Subsidiaries uses and activities therein have at all times complied with all Environmental and Safety Laws; and (xi) the Company and its Subsidiaries have all the permits and licenses required to be issued and are in full compliance with the terms and conditions of those permits.

   Section 3.13 Taxes. The Company and each of its Subsidiaries, and any consolidated, combined, unitary or aggregate group for Tax (as defined below) purposes of which the Company or any of its Subsidiaries is or has been a member, have properly completed and timely filed all Tax Returns required to be filed by them and have paid all Taxes shown thereon to be due. All unpaid taxes of the Company and its Subsidiaries for periods through the Company Balance Sheet Date are reflected on the Company Balance Sheet. The Company has no liability for unpaid Taxes accruing after the Company Balance Sheet Date other than Taxes arising in the ordinary course of its business subsequent to the Company Balance Sheet Date. There is (i) no material claim for Taxes that is a lien against the property of the Company or any of its Subsidiaries or is being asserted against the Company or any of its Subsidiaries other than liens for Taxes not yet due and payable; (ii) no audit of any Tax Return of the Company or any of its Subsidiaries that is being conducted by a Tax authority; and
(iii) no extension of the statute of limitations on the assessment of any Taxes that has been granted by the Company or any of its Subsidiaries and that is currently in effect. Neither the Company nor any of its Subsidiaries has been or will be required to include any material adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 or 263A of the Internal Revenue Code or any comparable provision under state or foreign Tax laws solely as a result of transactions, events or accounting methods employed prior to the Merger other than as reported in the Tax Returns that have been provided to Parent. The Company has not been distributed in a transaction qualifying under Section 355 of the Internal Revenue Code within the last two years, nor has Company distributed any corporation in a transaction qualifying under Section 355 of the Code within the last two years. There is no agreement, plan or arrangement to which Company or any of its Subsidiaries is a party, including this Agreement, covering any employee or former employee of Company or any of its Subsidiaries that, individually or collectively, would be reasonably likely to give rise to the payment of any amount that would not be deductible pursuant to Section 280G, 404 or 162(m) of the Internal Revenue Code. There is no contract, agreement, plan or arrangement to which Company is a party or by which it is bound to compensate any individual for excise taxes pursuant to Section 4999 of the Internal Revenue Code. The Company and each of its Subsidiaries have withheld or collected and paid over to the appropriate Tax Authorities (or are properly holding for such timely payment) all Taxes required by law to be withheld or collected. Neither the Company nor any of its Subsidiaries has filed or will file any consent to have the provisions of paragraph 341(f)(2) of the Internal Revenue Code (or comparable provisions of any state Tax laws) apply to the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is a party to, nor does the Company or any of its Subsidiaries have any liability under, any Tax sharing or Tax allocation agreements. Neither the Company nor any of its Subsidiaries has filed any disclosures under Section 6662 of the Internal Revenue Code or comparable provisions of state, local or foreign law to prevent the imposition of penalties with respect to any Tax reporting position taken on any Tax Return. Neither the Company nor any of its Subsidiaries has refrained from filing any disclosures under Section 6662 of the Internal Revenue Code or comparable provisions of state, local or foreign law to prevent the imposition of penalties with respect to any Tax reporting position taken on any Tax Return based on or in substantial reliance on advice of outside counsel or other consultants. Neither the Company nor any of its Subsidiaries has ever been a United States real property holding corporation within the meaning of Section 897 of the Internal Revenue Code. Neither the Company nor any of its Subsidiaries has ever been a member of a consolidated, combined or unitary group of which the Company was not the ultimate parent corporation. The Company and each of its Subsidiaries have in their possession receipts for any Taxes paid to foreign Tax authorities. Neither the Company nor any of its affiliates has taken or agreed to take any action, nor does the Company have Knowledge of any fact or circumstance, that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

   Section 3.14 Employee Benefit Plans.

    (a) Section 3.14(a) of the Company Disclosure Schedule lists, with respect to the Company, any Subsidiary of the Company and any trade or business (whether or not incorporated) which is treated as a single employer with the Company (an "ERISA Affiliate") within the meaning of Section 414(b), (c), (m) or (o) of the Internal Revenue Code, (i) all material employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), (ii) any such employee benefit plan that has been adopted, maintained, contributed to, or required to be contributed to by the Company or any Subsidiary, whether formally or informally, for the benefit of employees outside the United States; (iii) each loan to a non-officer employee in excess of fifty thousand dollars ($50,000), loans to officers and directors and any stock option, stock purchase, phantom stock, stock appreciation right, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Internal Revenue Code
Section 125) or dependent care (Internal Revenue Code Section 129), life insurance or accident insurance plans, programs or arrangements; (iv) all bonus, pension, profit sharing, savings, deferred compensation or incentive plans, programs or arrangements; (v) other fringe or employee benefit plans, programs or arrangements that apply to senior management of the Company and that do not generally apply to all employees; and (vi) any current or former employment or executive compensation or severance agreements, written or otherwise, as to which unsatisfied obligations of the Company of greater than fifty thousand dollars ($50,000) remain for the benefit of, or relating to, any present or former employee, consultant or director of the Company (collectively, the "Company Employee Plans").

    (b) The Company has provided to Parent a copy of each of the Company Employee Plans and related plan documents (including trust documents, insurance policies or contracts, employee booklets, summary plan descriptions and other authorizing documents, and any material employee communications relating thereto) and has, with respect to each Company Employee Plan which is subject to ERISA reporting requirements, provided copies of the Form 5500 reports filed for the last three (3) plan years. Any Company Employee Plan intended to be qualified under Section 401(a) of the Internal Revenue Code either (i) has obtained from the Internal Revenue Service a favorable determination letter as to its qualified status under the Internal Revenue Code, including all amendments to the Internal Revenue Code effected by the Tax Reform Act of 1986 and subsequent legislation other than the Uruguay Round Agreements Act of 1994, the Uniformed Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act of 1996, and the Taxpayer Relief Act of 1997, or (ii) has applied to the Internal Revenue Service for such a determination letter prior to the expiration of the requisite period under applicable Treasury Regulations or Internal Revenue Service pronouncements in which to apply for such determination letter and to make any amendments necessary to obtain a favorable determination or (iii) the requisite period for application has not expired. The Company has also furnished Parent with the most recent Internal Revenue Service determination, opinion, advisory, or notification letter issued with respect to each such Company Employee Plan, and nothing has occurred since the issuance of each such letter which would reasonably be expected to cause the loss of the tax-qualified status of any Company Employee Plan subject to Internal Revenue Code Section 401(a). Company has also provided to Parent all registration statements and prospectuses prepared in connection with each Company Employee Plan.

    (c) (i) None of the Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person, except as required by applicable law; (ii) there has been no "prohibited transaction," as such term is defined in Section 406 of ERISA and Section 4975 of the Internal Revenue Code, with respect to any Company Employee Plan, which would reasonably be expected to have, in the aggregate, a Company Material Adverse Effect; (iii) each Company Employee Plan has been administered in accordance with its terms and in compliance with the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the Internal Revenue
Code), except as would not have, in the aggregate, a Company Material Adverse Effect, and the Company and each Subsidiary or ERISA Affiliate have performed in all material respects all obligations required to be performed by them under, are not in default in any material respect under or violation of, and have no Knowledge of any material default or violation by any other party to, any of the Company Employee Plans; (iv) neither the Company nor any Subsidiary or ERISA Affiliate is subject to any material liability or material penalty under Sections 4976 through 4980 of the Internal Revenue Code or Title I of ERISA with respect to any of the Company Employee Plans; (v) all material contributions required to be made by the Company or any Subsidiary or ERISA Affiliate to any Company Employee Plan have been made on or before their due dates and a reasonable amount has been accrued for contributions to each Company Employee Plan for the current plan years; (vi) with respect to each Company Employee Plan, no "reportable event" within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty (30) day notice requirement has been waived under the regulations to Section 4043 of ERISA) nor any event described in Section 4062, 4063 or 4041 or ERISA has occurred; (vii) no Company Employee Plan is covered by, and neither the Company nor any Subsidiary or ERISA Affiliate has incurred or expects to incur any liability under Title IV of ERISA or Section 412 of the Internal Revenue Code; and (viii) each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to Parent (other than for benefits accrued through the date of termination and ordinary administrative expenses typically incurred in a termination event). With respect to each Company Employee Plan subject to ERISA or applicable foreign law as an employee pension plan within the meaning of Section 3(2) of ERISA, an employee welfare benefit plan within the meaning of Section 3(1) of ERISA, or an employee compensation, pension, welfare, or other benefit plan under applicable foreign law, the Company has prepared in good faith and timely filed all requisite governmental reports (which were true and correct as of the date filed) and has properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Company Employee Plan, except where the failure to do so would not have a Company Material Adverse Effect. No suit, administrative proceeding, action or other litigation has been brought, or to the Knowledge of the Company is threatened, against or with respect to any such Company Employee Plan, including any audit or inquiry by the IRS or United States Department of Labor.

    (d) With respect to each Company Employee Plan, the Company and each of its United States Subsidiaries have complied except to the extent that such failure to comply would not, individually or in the aggregate, have a Company Material Adverse Effect, with (i) the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA") and the regulations (including proposed regulations) thereunder, (ii) the applicable requirements of the Family Medical and Leave Act of 1993 and the regulations thereunder, and (iii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 and the regulations (including proposed regulations) thereunder.

    (e) The consummation of the transactions contemplated by this Agreement will not (i) entitle any current or former employee or other service provider of the Company, any Company Subsidiary or any other ERISA Affiliate to severance benefits or any other payment, except as expressly provided in this Agreement, or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee or service provider, except as may be required by Section 6.9 of this Agreement. Without limiting the generality of the foregoing, the execution and delivery of this Agreement, without more, does not constitute a change in or of control or a termination or constructive termination of employment within the meaning of any severance or option plan or agreement to which the Company or any of its Subsidiaries is a party.

    (f) There has been no amendment to, written interpretation or announcement (whether or not written) by the Company, any Company Subsidiary or other ERISA Affiliate relating to, or change in participation or coverage under, any Company Employee Plan which would materially increase the expense of maintaining such Plan above the level of expense incurred with respect to that Plan for the most recent fiscal quarter included in the Company's financial statements.

    (g) The Company does not currently maintain, sponsor, participate in or contribute to, nor has it ever maintained, established, sponsored, participated in, or contributed to, any pension plan (within the meaning of Section 3(2) of ERISA) which is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Internal Revenue Code.

    (h) Neither the Company nor any Company Subsidiary or other ERISA Affiliate is a party to, or has made any contribution to or otherwise incurred any obligation under, any "multiemployer plan" as defined in Section 3(37) of ERISA.

    (i) There is no agreement, contract or arrangement to which the Company or any of its Subsidiaries is a party that may result in the payment of any amount that would not be deductible by reason of Section 280G or Section 404 of the Internal Revenue Code.

    (j) Each compensation and benefit plan adopted, maintained or contributed to or required to be maintained or contributed to by the Company or any of its Subsidiaries by the law or applicable custom or rule of a jurisdiction outside of the United States (the "Foreign Plans") is listed in Section 3.14(j) of the Company Disclosure Schedule. In regards to each such Foreign Plan (i) all material contributions to, and material payments from, the Foreign Plans which may have been required to be made in accordance with the terms of any such Foreign Plan, and, when applicable, the law, custom and rule of the jurisdiction in which such Foreign Plan is maintained, have been timely made or shall be made by the Closing Date, and all such contributions to the Foreign Plans, and all payments under the Foreign Plans, for any period ending before the Closing Date that are not yet, but will be, required to be made, are reflected as an accrued liability on the Company Balance Sheet, (ii) the Company and each of its Subsidiaries have complied in all material respects with all applicable reporting and notice requirements, and each of the Foreign Plans has obtained from the Governmental Entity having jurisdiction with respect to such plan all required determinations, if any, that such Foreign Plan is in compliance with the laws, customs and rules of the relevant jurisdiction if such determination is required in order to give effect to such Foreign Plan; (iv) each of the Foreign Plans has been administered in all material respects at all times in accordance with its terms and applicable law and regulations.

   Section 3.15 Interested Party Transactions. Except as disclosed in the Company SEC Documents, neither the Company nor any of its Subsidiaries is indebted to any director, officer or employee of the Company or any of its Subsidiaries (except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses), and no such person is indebted to the Company or any of its Subsidiaries, and there are no other transactions of the type required to be disclosed pursuant to Item 404 of Regulation S-K under the Securities Act and the Exchange Act.

   Section 3.16 Certain Agreements Affected by the Merger. At the Closing neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will: (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any, current or former, director or employee or service provider of the Company or any of its Subsidiaries; (ii) increase any benefits otherwise payable by the Company or its Subsidiaries; or (iii) result in the acceleration of the time of payment or vesting of any such benefits.

   Section 3.17 Employee Matters.

    (a) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining or other labor union contract applicable to employees of the Company or any of its Subsidiaries, no collective bargaining agreement is being negotiated by the Company or any of its Subsidiaries and neither the Company nor any of its Subsidiaries has any duty to bargain with any labor organization with respect to such persons. There is no pending demand for recognition or any other request or demand from a labor organization for representative status with respect to any persons employed by the Company or any of its Subsidiaries. There is no labor dispute, strike or work stoppage against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened which may interfere with the respective business activities of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries, or, to the Knowledge of the Company, any of their respective representatives or employees, has committed any unfair labor practices in connection with the operation of the respective businesses of the Company or any of its Subsidiaries, and there is no charge or complaint against the Company or any of its Subsidiaries by the National Labor Relations Board or any comparable Governmental Entity pending or, to the Knowledge of the Company, threatened. Neither the Company nor any of its Subsidiaries have any pending contract grievances under any collective bargaining agreements, other administrative charges, claims, grievances or lawsuits before any Governmental Entity or arbiter or arbitrator arising under any laws govern employment and, to the Knowledge of the Company and its Subsidiaries, there exist no facts that could reasonably be expected to give rise to such a claim.

    (b) The Company and each of its Subsidiaries are in compliance in all material respects with all currently applicable laws and regulations respecting employment, discrimination in employment, terms and conditions of employment, wages, hours and occupational safety and health and employment practices. The Company has in all material respects withheld all amounts required by law or by agreement to be withheld from the wages, salaries, and other payments to employees; and is not liable for any material arrears of wages or any material taxes or any material penalty for failure to comply with any of the foregoing. The Company is not liable for any material payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no pending claims against the Company or any of its Subsidiaries for any material amounts under any workers compensation plan or policy or for long term disability. Neither the Company nor any of its Subsidiaries has any obligations under COBRA with respect to any former employees or qualifying beneficiaries thereunder, except for obligations that are not material in amount. There are no material controversies pending or, to the Knowledge of the Company or any of its Subsidiaries, threatened, between the Company or any of its Subsidiaries and any of their respective employees, which controversies have or could reasonably be expected to result in an action, suit, proceeding, claim, arbitration or investigation before any Governmental Entity.

    (c) To the Company's Knowledge, no employees of the Company or any of its Subsidiaries are in violation of any term of any employment contract, patent disclosure agreement, noncompetition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or its Subsidiaries because of the nature of the business conducted or presently proposed to be conducted by the Company or any of its Subsidiaries, or to the use of trade secrets or proprietary information of others. No employees of the Company or any of its Subsidiaries material to the conduct of their respective businesses have given written notice to the Company, nor is the Company otherwise aware, that any such employee intends to terminate his or her employment with the Company or any of its Subsidiaries.

    (d) The Company and its Subsidiaries have provided to Parent a list of the names, positions, rates and elements of compensation for all officers, directors, employees, advisory board members and consultants of the Company and its Subsidiaries who are currently receiving compensation or other benefits or remuneration from the Company and its Subsidiaries, showing each such person's name, positions, an annual remuneration, bonuses and benefits for the current fiscal year and the most recently completed fiscal year.

    (e) With respect to any persons employed by the Company or any of its Subsidiaries, (i) the Company and the Company's Subsidiaries have not violated any legal requirement prohibiting discrimination on the basis of race, color, national origin, sex, religion, age, marital status, or handicap in its employment conditions or practices; and (ii) there are no pending or, to the Knowledge of the Company and the Company's Subsidiaries, threatened discrimination complaints relating to race, color, national origin, sex, religion, age, marital status, or handicap against the Company or its Subsidiaries, before any governmental entity nor, to the Knowledge of the Company and its Subsidiaries, does any basis therefor exist.

    (f) The Company and its Subsidiaries have complied, in all material respects, with all laws governing the employment of personnel by U.S. companies and the employment of non-U.S. nationals in the United States, including the Immigration and Nationality Act 8 U.S.C. Sections 1101 et seq. and its implementing regulations.

    (g) The Company and the employees of its Subsidiaries have timely given all notices required to be given to employees under, or otherwise complied with by Worker Adjustment and Retraining Notification Act of 1988, as amended, and any rules and regulations promulgated thereunder ("WARN") or similar statutes or regulations of any jurisdiction relating to any plant closing or mass layoff (or similar triggering event) caused by or relating to the Merger.

    (h) Section 3.17(h) of the Company Disclosure Schedule lists of all non-U.S. employees of the Company or its Subsidiaries showing each such person's name, title (if applicable), city/country of employment, rate of annual remuneration, citizenship, stock option grants, terms and conditions of employment not in the ordinary course of business, manager's name and work location.

   Section 3.18 Insurance. Section 3.18 of the Company Disclosure Schedule lists all Company insurance policies as of the date hereof. The Company and each of its Subsidiaries have policies of insurance and bonds of the type and in amounts customarily carried by persons conducting businesses or owning assets similar to those of the Company and its Subsidiaries. There is no material claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid and the Company and its Subsidiaries are otherwise in compliance in all material respects with the terms of such policies and bonds. The Company has no Knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

   Section 3.19 Compliance With Laws. Each of the Company and its Subsidiaries has complied in all material respects with, are not in violation of, and have not received any written or, to the Knowledge of the Company, other notices of violation with respect to, any federal, state, local or foreign statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its business. Without limiting the generality of the foregoing, the Company has conducted its export transactions in accordance with applicable provisions of United States export control laws and regulations, including to the Export Administration Act and implementing Export Administration Regulations, except for such violations which could not reasonably be expected to have a Company Material Adverse Effect. Without limiting the foregoing, except as could not reasonably be expected to have a Company Material Adverse
Effect:

      (a) the Company has obtained all export licenses and other approvals required for its exports of products, software and technologies from the United States;

      (b) the Company is in compliance with the terms of all applicable export licenses or other approvals;

      (c) there are no pending or, to the Knowledge of the Company, threatened claims against the Company with respect to such export licenses or other approvals;

      (d) there are no actions, conditions or circumstances pertaining to the Company's export transactions that may give rise to any future claims; and

      (e) no consents or approvals for the transfer of export licenses to Parent are required, or such consents and approvals can be obtained without material cost and without undue delay.

   Section 3.20 Registration Statement; Proxy Statement/Prospectus. The information supplied by the Company for inclusion in the registration statement on Form S-4 (or such other or successor form as shall be appropriate) pursuant to which the shares of Parent Common Stock to be issued in the Merger will be registered with the SEC (the "Registration Statement") shall not at the time the Registration Statement (including any amendments or supplements thereto) is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by the Company for inclusion in the proxy statement/prospectus to be sent to the stockholders of the Company in connection with the meeting of the Company's stockholders to consider the

Merger (the "Company Stockholders Meeting") (such proxy statement/prospectus as amended or supplemented is referred to herein as the "Proxy Statement") shall not, on the date the Proxy Statement is first mailed to the Company's stockholders, at the time of the Company Stockholders Meeting and at the Effective Time, contain any statement which, at such time, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders Meeting which has become false or misleading. If at any time prior to the Effective Time any event or information should be discovered by the Company which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, the Company shall promptly inform Parent and Merger Sub. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by Parent or Merger Sub or any other third party which is contained in any of the foregoing documents.

   Section 3.21 Vote Required. The affirmative vote of the holders of a majority of the shares of the Company Common Stock outstanding on the record date set for the Company Stockholders Meeting is the only vote of the holders of any of the Company's capital stock necessary to adopt this Agreement.

   Section 3.22 Voting Agreements. All of the persons listed on Section 3.22 of the Company Disclosure Schedule have signed and delivered a Voting Agreement, and such Voting Agreement is in full force and effect.

   Section 3.23 Board Approval; Rights Plan; State Takeover Statutes. The Board of Directors of the Company has unanimously (i) approved this Agreement and the Merger, (ii) determined that this Agreement and the Merger are advisable and in the best interests of the stockholders of the Company and are on terms that are fair to such stockholders (iii) recommended that the stockholders of the Company adopt this Agreement and approve the consummation of the Merger and
(iv) taken all action to the extent necessary to render inapplicable to the Merger the rights distributed to the holders of Company Common Stock, pursuant to the Amended and Restated Rights Agreement dated as of January 22, 1999 between the Company and Bank Boston, N.A. (as Rights Agent). Assuming the accuracy of Parent's representation set forth in Section 4.11 of this Agreement, the Board of Directors' approval of this Agreement and the Merger is sufficient to render inapplicable to this Agreement, the Merger, and the transactions contemplated by this Agreement, the restrictions of Section 203 of the DGCL to the extent, if any, such Section is applicable to this Agreement, the Merger, or the transactions contemplated by this Agreement. No other state takeover statute or similar statute or regulation applies to or purports to apply to this Agreement, the Merger, or the transactions contemplated by this Agreement.

   Section 3.24 Brokers' and Finders' Fees; Opinion of Financial Adviser. The Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or investment bankers' fees or any similar charges in connection with this Agreement or any transaction contemplated hereby, except as specified in the Needham Letter. The Company has been advised by its financial advisor, Needham & Company, Inc., that in such advisor's opinion, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the stockholders of the Company.

   Section 3.25 Customers and Suppliers; Backlog. As of the date hereof, none of the Company's customers which individually accounted for more than five percent (5%) of the Company's gross revenues during the 12-month period preceding the Company Balance Sheet Date has terminated or materially reduced, or indicated in writing, or to the Knowledge of the Company, otherwise to the Company that it intends to terminate or materially reduce, any agreement with the Company. As of the date hereof, no material supplier of the Company has indicated in writing, or to the Knowledge of the Company, otherwise that it will stop, or decrease the rate of, supplying materials, products or services to the Company. All orders contained in Backlog have been accepted by the Company and the customer without exception to any of the original terms of the order and the Company has received no notice that any such customer intends to cancel its order, nor does the Company have a substantial basis to believe any such cancellation is likely.

   Section 3.26 No Default. Neither the Company nor any of its Subsidiaries is, and has not received written, or to the Knowledge of the Company, other notice that it is or would be with the passage of time, (a) in violation of any provision of its Certificate of Incorporation or Bylaws or other organizational documents, or (b) in default or violation with any term, condition or provisions of (i) any judgment, decree, order, injunction or stipulation applicable to the Company or its Subsidiaries or (ii) any agreement, note, mortgage, indenture, contract, lease, instrument, permit, concession, franchise or license to which the Company or its Subsidiaries are party or by which their assets or properties are bound, except where such default or violation could not reasonably be expected to result in a Company Material Adverse Effect.

                                   ARTICLE IV

            Representations and Warranties of Parent and Merger Sub

   Parent and Merger Sub represent and warrant to the Company that the statements contained in this Article IV are true and correct except as set forth herein and in the disclosure schedule dated as of and delivered by Parent to the Company on the date of this Agreement (the "Parent Disclosure Schedule"). The disclosures set forth in the Parent Disclosure Schedule shall qualify only the disclosure under the section number referred to in the Parent Disclosure Schedule.

   Section 4.1 Organization, Standing and Power. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of Parent and Merger Sub has the corporate power to own its properties and to carry on its business as now being conducted and as proposed to be conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing could reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor Merger Sub is in violation of any of the provisions of its Certificate of Incorporation or Bylaws or equivalent organizational documents.

   Section 4.2 Capital Structure.

    (a) The authorized capital stock of Parent consists of two hundred million (200,000,000) shares of Common Stock, $0.01 par value, of which there were issued and outstanding as of the close of business on June 9, 2001, 60,856,710 shares, and two million (2,000,000) shares of Preferred Stock, $0.01 par value, of which one hundred thousand (100,000) shares have been designated as Series A Participating Preferred Stock. As of close of business on June 2, 2001 there were no shares of Preferred Stock issued and outstanding. The shares of Parent Common Stock to be issued pursuant to the Merger (including pursuant to the exercise of any options assumed pursuant to Section 6.9) will be duly authorized, validly issued, fully paid, and non-assessable, free of any liens or encumbrances imposed by Parent or Merger Sub.

   (b) The authorized capital stock of Merger Sub consists of one thousand (1,000) shares of Common Stock, $0.0001 par value, of which one thousand (1,000) shares and no shares of Preferred Stock, $0.0001 par value were issued and outstanding as of the date hereof. The shares of Merger Sub Common Stock to be issued pursuant to the Merger will be duly authorized, validly issued, fully paid, and non-assessable, free of any liens or encumbrances imposed by Parent or Merger Sub.

   Section 4.3 Authority. Parent and Merger Sub have all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery of this Agreement by the Company, constitutes the valid and binding obligation of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws affecting the rights and remedies of creditors generally and general principles of equity. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under (i) any provision of the Certificate of Incorporation or Bylaws of Parent or any of its Subsidiaries, as amended, or (ii) any material mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent or any of its Subsidiaries or any of their properties or assets. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity, is required by or with respect to Parent or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the transactions contemplated hereby, except for (i) the filing of the Certificate of Merger provided in Section 2.2; (ii) the filing with the SEC and NASD of the Registration Statement; (iii) the filing of a Schedule 13D with the SEC with respect to the Voting Agreements; (iv) the filing of a Form 8-K and Schedule 13D with the SEC and NASD within fifteen (15) days after the Closing Date; (v) any filings as may be required under applicable state securities laws and the securities laws of any foreign country; (vi) such filings as may be required under the HSR Act; (vii) the filing, if required, with The Nasdaq Stock Market of a Notification Form for Listing of Additional Shares with respect to the shares of Parent Common Stock issuable upon conversion of the Company Common Stock in the Merger and upon exercise of the options under the Company Stock Option Plans assumed by Parent; (viii) the filing of a registration statement on Form S-8 with the SEC, or other applicable form covering the shares of Parent Common Stock issuable pursuant to outstanding options under the Company Stock Option Plans assumed by Parent; (ix) filings pursuant to Rule 165 and Rule 425 of the Securities Act; and (x) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not have a Parent Material Adverse Effect and would not prevent or materially alter or delay any of the transactions contemplated by this Agreement.

   Section 4.4 SEC Documents; Financial Statements. Parent has made available to the Company a true and complete copy of each statement, report, registration statement (with the prospectus in the form filed pursuant to Rule 424(b) of the Securities Act), definitive proxy statement, and other filings filed with the SEC by Parent since March 20, 2001, and, prior to the Effective Time, Parent will have provided or made available to the Company true and complete copies of any additional documents filed with the SEC by Parent prior to the Effective Time (collectively, the "Parent SEC Documents"). Parent has timely filed all forms, statements and documents required to be filed by it with the SEC and The Nasdaq Stock Market since March 20, 2001. In addition, Parent has made available to the Company true and complete copies of all exhibits to the Parent SEC Documents filed prior to the date hereof, and will promptly make available to the Company true and complete copies of all exhibits to any additional Parent SEC Documents filed prior to the Effective Time. All documents required to be filed as exhibits to the Company SEC Documents have been so filed, and all material contracts so filed as exhibits are in full force and effect, except those which have expired in accordance with their terms. As of their respective filing dates, the Parent SEC Documents complied in all material respects with the requirements of the Exchange Act and the Securities Act, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent corrected by a subsequently filed Parent SEC Document. The financial statements of Parent, including the notes thereto, included in the Parent SEC Documents (the "Parent Financial Statements") were complete and correct in all material respects as of their respective dates, complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto as of their respective dates, and have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated and consistent with each other (except as may be indicated in the notes thereto or, in the case of unaudited statements included in Quarterly Reports on Form 10-Q, as permitted by Form 10-Q of the SEC). The Parent Financial Statements fairly present the consolidated financial condition and operating results of Parent and its Subsidiaries at the dates and during the periods indicated therein (subject, in the case of unaudited statements, to normal, recurring year-end adjustments none of which individually, or in the aggregate, are material). There has been no change in Parent accounting policies since March 20, 2001.

   Section 4.5 Absence of Undisclosed Liabilities. Parent has no material obligations or liabilities of any nature (matured or unmatured, fixed or contingent) other than (i) those set forth or adequately provided for in the Balance Sheet included in Parent's Form 10-Q for the period ended January 31, 2001 (the "Parent Balance Sheet"), (ii) those incurred in the ordinary course of business since January 31, 2001, which are consistent with past practice and which could not reasonably be expected to have a Parent Material Adverse Effect; and (iii) those incurred in connection with the execution of this Agreement.

   Section 4.6 Litigation. There is no litigation, arbitration or investigation pending against Parent or any of its Subsidiaries before any Governmental Entity, or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or any of their respective properties that, individually or in the aggregate, could reasonably be expected to have a Parent Material Adverse Effect or to materially and adversely affect the ability of Parent or its Subsidiaries to consummate the transactions contemplated by this Agreement. There is no judgment, decree or order against Parent or any of its Subsidiaries, or, to the Knowledge of Parent, any of their respective directors or officers (in their capacities as such), that would prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement, or that would have a Parent Material Adverse Effect.

   Section 4.7 Registration Statement; Proxy Statement/Prospectus. The information supplied by Parent and Merger Sub for inclusion in the Registration Statement shall not, at the time the Registration Statement (including any amendments or supplements thereto) is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by Parent for inclusion in the Proxy Statement shall not, on the date the Proxy Statement is first mailed to the Company's stockholders, at the time of the Company Stockholders Meeting and at the Effective Time, contain any statement which, at such time, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which it is made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders Meeting which has become false or misleading. If at any time prior to the Effective Time any event or information should be discovered by Parent or Merger Sub which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, Parent or Merger Sub will promptly inform the Company. Notwithstanding the foregoing, Parent and Merger Sub make no representation, warranty or covenant with respect to any information supplied by the Company or any third party which is contained in any of the foregoing documents.

   Section 4.8 Board Approval. The Boards of Directors of Parent and Merger Sub, as the case may be, have (i) approved this Agreement and the Merger, (ii) determined that the Merger is advisable and in the best interests of their respective stockholders and is on terms that are fair to such stockholders and
(iii) recommended that the stockholder of Merger Sub adopt this Agreement and approve the consummation of the Merger. The stockholder of Merger Sub has adopted this Agreement and approved the consummation of the Merger. No vote of the holders of Parent Common Stock is required under applicable law or Nasdaq National Market rules in connection with this Agreement or the Merger.

   Section 4.9 Broker's and Finders' Fees. Parent has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or investment bankers' fees or any similar charges in connection with this Agreement or any transaction contemplated hereby.

   Section 4.10 Tax Matters. Neither Parent nor any of its affiliates has taken or agreed to take any action, nor does Parent have Knowledge of any fact or circumstance, that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

   Section 4.11 Parent Owned Shares of Company Common Stock. Neither Parent, Merger Sub or their respective Subsidiaries own any shares of Company Common Stock.

                                   ARTICLE V

                        Conduct Prior to the Effective Time

   Section 5.1 Conduct of Business of Company. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, the Company agrees (except to the extent expressly contemplated by this Agreement), to carry on its and its Subsidiaries' business in the ordinary course in substantially the same manner as heretofore conducted, to pay and to cause its Subsidiaries to pay debts and Taxes when due subject to good faith disputes over such debts or taxes, to pay or perform other material obligations when due, and to use its commercially reasonable efforts consistent with past practice and policies to preserve intact its and its Subsidiaries' present business organizations, use its commercially reasonable efforts consistent with past practice to keep available the services of its and its Subsidiaries' present officers and key employees and use its commercially reasonable efforts consistent with past practice to preserve its and its Subsidiaries' relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it or its Subsidiaries, to the end that its and its Subsidiaries' goodwill and ongoing businesses shall be unimpaired at the Effective Time. The Company agrees to promptly notify Parent of any material event or occurrence not in the ordinary course of its or its Subsidiaries' business, and of any event which could reasonably be expected to have a Company Material Adverse Effect. Without limiting the generality of the foregoing, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, the Company shall not do, cause or permit any of the following actions, or allow, cause or permit any of its Subsidiaries to do, cause or permit any of the following actions:

     (a) Charter Documents. Cause or permit any amendments to its Certificate of Incorporation or Bylaws;

     (b) Dividends; Changes in Capital Stock. Declare or pay any cash or property dividends on or make any other cash or property distributions in respect of any of its capital stock, or repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors and consultants in accordance with the Company's standard or usual (as at the date hereof) agreements providing for the repurchase of shares in connection with any termination of service to it or its Subsidiaries;

     (c) Stock Option Plans, Etc. Take any action to accelerate, amend or change the period of exercisability or vesting, or waive any repurchase rights, in respect of options or other rights granted under the Company Stock Option Plans or authorize cash payments in exchange for any options or other rights granted under any of such plans or with respect to any restricted stock.

     (d) Material Contracts. Enter into any contract or commitment involving payments by the Company or its Subsidiaries in excess of five hundred thousand dollars ($500,000) individually or three million dollars ($3,000,000) in the aggregate or which are otherwise material to the Company and its Subsidiaries (excluding sales of products or purchases of supplies in the ordinary course of business consistent with past practice), or violate, amend or otherwise modify or waive any of the terms of any of its material contracts;

     (e) Issuance of Securities. Issue, deliver, encumber or, sell, authorize or propose the issuance, delivery, encumbrance, or sale of, or purchase or propose the purchase of, any shares of its or its Subsidiaries' capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, other than (i) the issuance of shares of its Common Stock pursuant to the exercise of stock options, warrants or other rights therefor outstanding as of the date of this Agreement, (ii) the grant of stock options under Company Stock Option Plans to employees and non-employee directors in the ordinary course of business (not to exceed the Authorized Option Shares), with an exercise price equal to the fair market value of the Company Common Stock on the date of grant and otherwise on terms (including vesting schedules) consistent with the Company's past practice with similarly situated employees, (iii) issuance of shares of Company Common Stock to participants in the Company ESPP pursuant to the terms thereof and (iv) the repurchase of Company Common Stock from former employees, directors and consultants in accordance with the Company's standard or usual (as at the date hereof) agreements providing for the repurchase of shares in connection with any termination of service;

     (f) Intellectual Property. Transfer or license to any person or entity any rights to its Intellectual Property other than the license of non-exclusive rights to its Intellectual Property except for standard tool integrations, joint marketing and joint promotional arrangements entered into by the Company and another entity, in each case in the ordinary course of business consistent with past practice;

     (g) Exclusive Rights. Enter into or amend any agreements pursuant to which any other party is granted exclusive marketing or other exclusive rights of any type or scope with respect to any of its products or technology;

     (h) Dispositions. Sell, lease, license or otherwise dispose of or encumber any of its properties or assets which are material, individually or in the aggregate, to its and its Subsidiaries' business, taking the Company together with its Subsidiaries as a whole, or which have a value in excess of five million dollars ($5,000,000) other than sales of products in the ordinary course of business consistent with the Company's past practice;

     (i) Indebtedness. Incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or guarantee any debt securities of others other than pursuant to the Modification of Revolving Credit and Security Agreement, dated March 27, 2001 by and between the Company and Comerica Bank;

     (j) Leases. Enter into any operating leases obligating the Company or any of its Subsidiaries to make payments over the life of the lease term in excess of two hundred fifty thousand dollars ($250,000) in the case of any individual lease or three million dollars ($3,000,000) with respect to all such leases in the aggregate;

     (k) Payment of Obligations. Pay, discharge or satisfy in an amount in excess of one million dollars ($1,000,000) in any one case, any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) arising other than in the ordinary course of business, other than the Transaction Expenses or the payment, discharge or satisfaction of liabilities reflected or reserved against in the Company Financial Statements;

     (l) Capital Expenditures. Make any capital expenditures, capital additions or capital improvements except in the ordinary course of business consistent with the Company's past practice that exceed two million dollars ($2,000,000) individually or seven million five hundred thousand dollars ($7,500,000) in the aggregate;

     (m) Insurance. Materially reduce the amount or scope of any material insurance coverage provided by existing insurance policies;

     (n) Termination or Waiver. Terminate or waive any right or claim of substantial value under contracts listed under Section 3.11(b) of the Company Disclosure Schedule or in connection with any litigation disclosed in the Company SEC Documents;

     (o) Employee Benefit Plans; Pay Increases. Adopt or amend any employee benefit or stock purchase or option plan, pay any special bonus or special remuneration to any employees or consultants or directors (except as in accordance with the Bonus Plan), or increase the salaries, wage rates, target incentive percentages or fringe benefits or otherwise increase the benefits of its employees or consultants or directors other than pursuant to scheduled annual performance reviews, except, in each case, for modifications in the ordinary course of business consistent with the Company's past practices, any amendments to any Company Employee Plan that may be required by applicable law, and any other incentive or retention bonuses or amendments or modifications to any Company Employee Plan that
  (i) the Company's board of directors approves and reasonably believes necessary in order for the Company to compete effectively with businesses of a similar nature to the Company's business and (ii) are paid or accrued on the Company's Financial Statements for a period ending not later than June 30, 2002.

     (p) Labor Agreements. Enter into any employment contract (other than an offer letter for at will employment) or, except if required by applicable law, any collective bargaining agreement.

     (q) Severance Arrangements. Grant any severance or termination pay, or any additional notice of termination, to, or grant any acceleration or extension of the exercisability or vesting of any equity securities held by, (i) any director or officer, or (ii) any other employee except, payments and stock option grants required by standard written agreements which are in force on the date hereof or are in the ordinary course of business consistent with past practice in nature and amount and provided, in each case, that such amounts shall be paid or accrued on the Company's Financial Statements for a period ending not later than June 30, 2002;

     (r) Lawsuits. Commence a lawsuit other than (i) for the routine collection of obligations, (ii) in such cases where it in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business, or (iii) for a breach of this Agreement;

     (s) Acquisitions. Acquire or agree to acquire any business, corporation, limited liability company, partnership, association, entity, or other business organization or division thereof (whether by merger, consolidation, share exchange, reorganization, stock purchase, asset purchase, or otherwise) or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to its and its Subsidiaries' business, taking the Company together with its Subsidiaries as a whole (except for purchases of supplies and components in the ordinary course of business consistent with past practice), or acquire or agree to acquire any equity securities of or interests in any corporation, partnership, limited liability company, association, entity, or business organization, or enter into any material strategic relationships or alliances, except for standard tool integrations, joint marketing and joint promotional arrangements entered into by the Company and another entity in the ordinary course of business consistent with past practice;

     (t) Taxes. Make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any material Tax Return or any amendment to a material Tax Return, enter into any closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

     (u) Revaluation. Write down the value of inventory or write off notes or accounts receivable or otherwise revalue any of its assets except in a manner consistent with past practice;

     (v) Accounting Policies and Procedures. Make any change to its accounting methods, principles, assumptions, policies (including reserve policies), procedures or practices, except as may be required by GAAP, Regulation S-X promulgated by the SEC or applicable statutory accounting principles; or

     (w) Other. Take or agree in writing or otherwise to take any of the actions described in Section 5.1(a) through (v).

   Section 5.2 No Solicitation. From and after the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with Article VIII, the Company and each of its Subsidiaries and the officers, directors, and other agents, representatives and advisors (including any investment bankers, attorneys or accountants) of the Company or any of its Subsidiaries (collectively, "Company Representatives") shall not, directly or indirectly (and the Company shall not permit any of its or its Subsidiaries' other employees to), (a) take any action to solicit, initiate, intentionally encourage, or facilitate any Takeover Proposal, or (b) subject to the terms of the immediately following sentence, engage in any discussions or negotiations with, or disclose any nonpublic information relating to the Company or any of it Subsidiaries to, or afford access to the properties, books or records of the Company or any of its Subsidiaries to, any person that has advised the Company that such person may be considering making a Takeover Proposal (or that the Board of Directors or officers of the Company has reason to believe is seeking to make, or that has made, a Takeover Proposal) (each such person, a "Competing Bidder"), or endorse, approve or recommend any Takeover

Proposal or enter into any agreement (including any letter of intent, preliminary agreement or similar arrangement) providing for any Takeover Proposal; provided that nothing herein shall prohibit the Board of Directors of the Company from complying with Rules 14d-9 and 14e-2 promulgated under the Exchange Act. If (i) a bona fide unsolicited written Takeover Proposal shall be received by the Board of Directors of the Company, and (ii) the Board of Directors of the Company determines in good faith (after consultation with its outside financial advisor and after considering all terms and conditions of such Takeover Proposal, including the likelihood and timing of its consummation) that such Takeover Proposal (A) (if the determination of the Board of Directors is made prior to adoption of this Agreement by the Company's stockholders) would result in a transaction more favorable to the Company's stockholders from a financial point of view than the Merger as contemplated by this Agreement or (B) (if the determination is made following adoption of this Agreement and after March 31, 2002 and the Board of Directors of the Company has determined in good faith that the conditions set forth Section 7.3(b) will not be satisfied) would result in a transaction with a value of six dollars ($6) or less per share of Company Common Stock or (C) (if the determination of the Board of Directors is made following adoption of this Agreement by the Company's stockholders and the other determination specified in the immediately preceding clause (B) has not been made) would result in a transaction with a value greater than twenty four dollars and seventy cents ($24.70) per share of Company Common Stock (any such more favorable Takeover Proposal being referred to in this Agreement as a "Superior Proposal"), and (iii) the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel, that it is necessary in order for the Board of Directors of the Company to comply with its fiduciary duties to stockholders under applicable law, and (iv) the Company has notified Parent of such determination by the Board of Directors of the Company and has provided Parent with true and complete copies of the Takeover Proposal received from the Competing Bidder and the financial assumptions and projections reviewed and relied upon by the Board of Directors of the Company (including assumptions and projections regarding the anticipated amount of Contingent Consideration) in determining that a Takeover Proposal constitutes a Superior Proposal, and in the case of clause
(B) above in determining that the conditions set forth in Section 7.3(b) will not be satisfied, then Company Representatives may engage in discussions and negotiations with the Competing Bidder, disclose nonpublic information relating to the Company and its Subsidiaries to the Competing Bidder, afford access to the properties, books or records of the Company and its Subsidiaries to the Competing Bidder, modify or withdraw its Recommendation, recommend such Superior Proposal to the stockholders of the Company, and (subject to Section 8.3(b)) approve the entering (but not enter) into an agreement for a Superior Proposal in accordance with Section 8.1(g), subject to compliance with each of the following requirements: (X) prior to furnishing such information, engaging in such discussions or negotiations, disclosing such nonpublic information, or affording such access, the Company shall provide to Parent all documents containing or referring to non-public information of the Company that are supplied to the Competing Bidder; and (Y) the Company shall enter into a nondisclosure agreement with the Competing Bidder containing, and shall provide such non-public information subject to, terms at least as restrictive on the Competing Bidder as the Confidentiality Agreement is on Parent; and (Z) the Company shall provide Parent at least three (3) business days prior notice before any modification or withdrawal of its Recommendation or any recommendation of a Superior Proposal or any approval of the entering into of an agreement for a Superior Proposal in accordance with Section 8.1(g) and
Section 8.3(b). The Company shall immediately notify Parent after receipt of any Takeover Proposal, any inquiry looking toward a Takeover Proposal, or any request for non-public information relating to the Company or any of its Subsidiaries or for access to the properties, books or records of the Company or any of its Subsidiaries by any person that has made (or that the Company has reason to believe is considering making), a Takeover Proposal (such notice to include the identity of the person or persons making such proposal, inquiry, or request), and will keep Parent fully informed of the status and details of any such proposal, inquiry, or request (including all terms and conditions and modifications thereto) and shall provide Parent with a true and complete copy of such proposal, inquiry, or request and any amendment thereto, if it is in writing, or a written summary of the material terms thereof, if it is not in writing. The Company shall immediately cease and cause to be terminated all existing discussions or negotiations with any persons (other than Parent) conducted heretofore with respect to a Takeover Proposal. Promptly following the signing and delivery of this Agreement the Company shall inform all employees of the Company and its Subsidiaries of the actions which the Company is prohibited from taking by the first sentence of this Section 5.2 and shall direct each such employee to refrain from taking any such action. The Company shall further inform all such employees that any violation of such direction shall be grounds for immediate termination of employment. The Company shall not be considered to be in breach of the first sentence of this Section 5.2 with respect to the acts of any employee who is not a Company Representative unless such acts were performed at the direction or with the knowledge of a Company Representative.

                                   ARTICLE VI

                             Additional Agreements

   Section 6.1 Proxy Statement/Prospectus; Registration Statement.

   (a) As promptly as practicable after the execution of this Agreement, the Company and Parent shall prepare, and (i) the Company shall file with the SEC (if necessary), preliminary proxy materials relating to the approval of the Merger by the stockholders of the Company, and (ii) Parent shall file with the SEC, a Registration Statement on Form S-4 (or such other or successor form as shall be appropriate). As promptly as practicable following receipt of SEC comments thereon, if any, or upon receipt of notification that the SEC with not comment thereon, the Company shall file with the SEC definitive proxy materials and Parent shall file with the SEC amendments to its Registration Statement on Form S-4 (or such other or successor form as shall be appropriate), in each case which complies in form with applicable SEC requirements and the Company shall use commercially reasonable efforts to cause the Registration Statement to become effective as soon thereafter as practicable. The Company and Parent will notify each other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Proxy Statement or any other filing or for additional information and will supply each other with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Proxy Statement or other filing. Whenever any event occurs that is required to be set forth in an amendment or supplement to the Proxy Statement or any other filing, the Company shall promptly inform Parent of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to stockholders of the Company, such amendment or supplement. The Proxy Statement shall solicit the approval of the Merger and adoption of this Agreement by the stockholders of the Company and shall include the approval of this Agreement and the Merger by the Board of Directors of the Company and, subject to the fiduciary duties of the directors of the Company and the provisions of Section 5.2, Section 8.1(e), and
Section 8.3(b)(i), the unanimous recommendation of the Board of Directors of the Company to the Company's stockholders that they vote in favor of the adoption of this Agreement (provided that the Board of Directors of the Company may exclude such recommendation if, pursuant to Section 5.2, it is permitted to endorse or recommend a Superior Proposal) and shall include the opinion of the Company's financial advisors as described in Section 3.24 (unless subsequently withdrawn).

   (b) Each of Parent and the Company shall provide promptly to the other such information concerning its business and financial statements and affairs as, in the reasonable judgment of the providing party or its counsel, may be required or appropriate for inclusion in the Proxy Statement and the Registration Statement, or in any amendments or supplements thereto, and to cause its counsel and auditors to cooperate with the other with the other's counsel and auditors in the preparation of the Proxy Statement and the Registration Statement. Each of the Company and Parent will respond to any comments of the SEC and, will use its respective commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and the Company will cause the Proxy Statement to be mailed to its stockholders at the earliest practicable time after the Registration Statement is declared effective by the SEC.

   Section 6.2 Meeting of Stockholders. The Company shall promptly after the date hereof take all action necessary in accordance with the DGCL and its Certificate of Incorporation and Bylaws to convene the Company Stockholders Meeting within forty-five (45) days after the Registration Statement has been declared effective by the SEC. The Company shall consult with Parent regarding the date of the Company Stockholders

Meeting and shall not postpone or adjourn (other than for the absence of a quorum) the Company Stockholders Meeting without the consent of Parent. Subject to Section 6.1, the Company shall use its commercially reasonable efforts to solicit from stockholders of the Company proxies in favor of adoption of this Agreement and shall take all other action reasonably necessary or advisable to secure the vote or consent of stockholders required to effect the Merger.

   Section 6.3 Access to Information.

   (a) The Company shall afford Parent and its accountants, counsel and other representatives, reasonable access during normal business hours during the period prior to the Effective Time to (i) all of the Company's and its Subsidiaries' properties, books, contracts, commitments and records, and (ii) all other information concerning the business, properties and personnel of the Company and its Subsidiaries as Parent may reasonably request. The Company agrees to provide to Parent and its accountants, counsel and other representatives copies of internal financial statements promptly upon request.

   (b) No information or knowledge obtained in any investigation pursuant to this Section 6.3 shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

   (c) The Company shall provide Parent and its accountants, counsel and other representatives reasonable access, during normal business hours during the period prior to the Effective Time, to all of the Company's and Subsidiaries Tax Returns and other records and workpapers relating to Taxes, and shall also provide the following information upon the request of Parent or its
Subsidiaries: (i) a schedule of the types of Tax Returns being filed by the Company and each of its Subsidiaries in each taxing jurisdiction, (ii) a schedule of the year of the commencement of the filing of each such type of Tax Return, (iii) a schedule of all closed years with respect to each such type of Tax Return filed in each jurisdiction, (iv) a schedule of all material Tax elections filed in each jurisdiction by the Company and each of its Subsidiaries, (v) a schedule of any deferred intercompany gain with respect to transactions to which the Company or any of its Subsidiaries has been a party, and (vi) receipts for any Taxes paid to foreign Tax authorities. The Company shall also, promptly upon Parent's request during the period prior to the Effective Time, prepare and provide the following information to Parent and its accountants, counsel and other representatives in a form reasonably acceptable to Parent: (i) such transfer-pricing information, studies and documentation as may be requested by Parent relating to transactions between the Company and any of its Subsidiaries (and any other related parties); (ii) such information, studies and documentation relating to the amount and use of net operating losses and Tax credits by Company and its Subsidiaries as may be requested by Parent and (iii) such records and information as may be requested by Parent substantiating any Tax credits claimed or to be claimed by the Company and any of its Subsidiaries.

   Section 6.4 Confidentiality.

   (a) The parties acknowledge that the provisions of the Confidentiality Agreement shall continue in full force and effect in accordance with its terms until the Effective Time except that (i) the sixth and twelfth paragraphs of the Confidentiality Agreement shall as of the date hereof be of no further force or effect and (ii) employment offers made in connection with this Agreement shall not violate any provision of the Confidentiality Agreement.

   (b) The Company shall keep confidential all information and knowledge concerning Parent obtained from Parent or any of its advisers in the course of the negotiations relating to this Agreement or the consideration by the Company of a possible transaction with the Parent, or the effectuation of the transactions contemplated by this Agreement, including all notes, analyses, compilations, studies, interpretations, or other documents prepared by the Company which contain, reflect or are based upon, in whole or in part, the information furnished to the Company (the "Parent Confidential Information"); provided, however, that the foregoing shall not apply to information or knowledge which (i) the Company can demonstrate was already lawfully in its possession prior to the disclosure thereof by Parent, (ii) has been approved in writing for use or disclosure by

Parent, (iii) is or becomes generally known to the public and does not become so known through any violation of law or this Agreement by the Company, (iv) is later lawfully acquired by the Company from other sources, (v) is required to be disclosed by order of court or government agency after seeking any reasonably available protection against general disclosure, (vi) is required to be disclosed in the course of any litigation between any of the parties hereto and is disclosed in accordance with any protective order or confidentiality order or arrangement applicable thereto, or (vii) is independently developed by the Company without the use of any Parent Confidential Information; it being understood that the Company may disclose relevant information and knowledge to its employees and agents on a "need to know" basis, provided that the Company causes such employees and agents to treat such information and knowledge confidentially.

   (c) The Company agrees that it shall use the Parent Confidential Information solely for the purpose of effectuating the transactions contemplated by this Agreement, that the Parent Confidential Information shall be kept confidential and that the Company shall not disclose any of the Parent Confidential Information in any manner whatsoever except as permitted in Section 6.4. The Company agrees to be responsible for any breach of Section 6.4 and agrees, at its sole expense, to take all reasonable measures (including court proceedings) to restrain its representatives (including attorneys, accountants, consultants, bankers, and financial advisors) from prohibited or unauthorized disclosure of the Parent Confidential Information.

   (d) In the event that the Company is requested or required (by deposition, interrogatories, requests for information or documents or other discovery mechanism in legal proceedings, subpoena, civil investigative demand or other similar process) to disclose any of the Parent Confidential Information, the Company shall provide Parent with prompt written notice of any such request or requirement so that Parent may seek a protective order or other appropriate remedy or waive compliance with the provisions of this Agreement. If, in the absence of a protective order or other remedy or the receipt of a waiver by Parent, the Company is nonetheless, in the written opinion of its counsel, legally compelled to disclose the Parent Confidential Information to any court or tribunal or else stand liable for contempt or suffer other censure or penalty, the Company may, without liability hereunder, disclose to such court or tribunal only that portion of the Parent Confidential Information which such counsel advises the Company is legally required to be disclosed, provided that the Company exercises its commercially reasonable efforts to preserve the confidentiality of the Parent Confidential Information, including by cooperating with Parent to obtain an appropriate protective order or other assurance that confidential treatment will be accorded the Parent Confidential Information by such court or tribunal.

   (e) In the event this Agreement is terminated pursuant to Section 8.1 this
Section 6.4 shall survive indefinitely and otherwise shall survive until the Effective Time.

   Section 6.5 Public Disclosure. Unless otherwise permitted by this Agreement, Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statement or making any other public (or non-confidential) disclosure (whether or not in response to an inquiry) about the other party or their relationship or activities or regarding the terms of this Agreement and the transactions contemplated hereby, and neither shall issue any such press release or make any such statement or disclosure without the prior approval of the other (which approval shall not be unreasonably withheld), except as may be required by law or by obligations pursuant to any listing agreement with any national securities exchange or with the NASD, in which case the party proposing to issue such press release or make such public statement or disclosure shall use its commercially reasonable efforts to consult with the other party before issuing such press release or making such public statement or disclosure.

   Section 6.6 Consents; Cooperation.

   (a) Each of Parent and the Company shall promptly apply for or otherwise seek, and use its commercially reasonable efforts to obtain, all consents and approvals required to be obtained by it for the consummation of the Merger, including those required under the HSR Act; provided, however, that neither party shall be required to make any out-of-pocket expenditures (other than filing or similar fees) to any Governmental Entity or third party in connection therewith. The Company shall use its commercially reasonable efforts to obtain all necessary consents, waivers and approvals under any of its material contracts in connection with the Merger for the assignment thereof or otherwise. The parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the HSR Act or any other federal or state antitrust or fair trade law.

   (b) Each of Parent and the Company shall use its commercially reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other Federal, state or foreign statutes, rules, regulations, orders or decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, "Antitrust Laws"). In connection therewith, if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law, each of Parent and the Company shall cooperate and use its commercially reasonable efforts vigorously to contest and resist any such action or proceeding and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent (each, an "Order"), that is in effect and that prohibits, prevents, or restricts consummation of the Merger or any such other transactions, unless by mutual agreement Parent and the Company decide that litigation is not in their respective best interests. Notwithstanding the provisions of the immediately preceding sentence, it is expressly understood and agreed that neither Parent nor the Company shall have any obligation to litigate or contest any administrative or judicial action or proceeding or any Order beyond the Final Date (as defined in Section 8.1(b)). Each of Parent and the Company shall use its commercially reasonable efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act or other Antitrust Laws with respect to such transactions as promptly as possible after the execution of this Agreement. Parent and the Company also agree to take any and all of the following actions to the extent necessary to obtain the approval of any Governmental Entity with jurisdiction over the enforcement of any applicable laws regarding the transactions contemplated hereby: entering into negotiations; providing information required by law or governmental regulation; and substantially complying with any second request for information pursuant to the Antitrust Laws.

   (c) Notwithstanding anything to the contrary in this Agreement, (i) neither Parent nor any of it Subsidiaries shall be required to divest any of their respective businesses, product lines or assets, or the Company's or any of its Subsidiaries' respective businesses, product lines or assets or to qualify to do business in any jurisdiction in which it is not now so qualified, or to file a general consent to service of process under any applicable state laws, and
(ii) without the prior written consent of Parent, neither the Company nor its Subsidiaries shall, or shall be required to, divest any of their respective businesses, product lines or assets, or to take or agree to take any other action or agree to any limitation that would reasonably be expected to have a Company Material Adverse Effect or a Parent Material Adverse Effect.

   Section 6.7 Legal Requirements. Subject to the provisions and provisos of
Section 6.6, each of Parent, Merger Sub and the Company will, and will cause their respective Subsidiaries to, (a) take all requisite commercially reasonable actions necessary to comply promptly with all legal requirements which may be imposed on them with respect to the consummation of the transactions contemplated by this Agreement, (b) cooperate with and furnish information to any party hereto necessary in connection with any such requirements imposed upon such other party in connection with the consummation of the transactions contemplated by this Agreement, and (c) subject to Section 6.6(c) take all requisite commercially reasonable actions necessary to obtain (and cooperate with the other parties hereto in obtaining) any consent, approval, order or authorization of, or any registration, declaration or filing with, any Governmental Entity required to be obtained or made in connection with the taking of any action contemplated by this Agreement.

   Section 6.8 Blue Sky Laws. Parent shall take all commercially reasonable steps to comply with the securities and blue sky laws of all jurisdictions which are applicable to the issuance of the Parent Common Stock in connection with the Merger. The Company shall use its commercially reasonable efforts to assist Parent as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable in connection with the issuance of Parent Common Stock in connection with the Merger.

   Section 6.9 Employee Benefit Plans.

   (a) At the Effective Time, the Company Stock Option Plans and each outstanding option to purchase shares of Company Common Stock under the Company Stock Option Plans, whether vested or unvested, shall be assumed by Parent. The Company represents and warrants to Parent that Section 6.9(a) of the Company Disclosure Schedule hereto sets forth a true and complete list as of the date hereof of all holders of outstanding options under the Company Stock Option Plans, including the number of shares of the Company's capital stock subject to each such option, the exercise or vesting schedule, the exercise price per share and the term of each such option. On the Closing Date, the Company shall deliver to Parent an updated Section 6.9(a) of the Company Disclosure Schedule hereto current as of such date. Each such option so assumed by Parent under this Agreement shall continue to have, and be subject to, the same terms and conditions set forth in the Company Stock Option Plans and the applicable stock option agreements, immediately prior to the Effective Time, except that (i) such option will be exercisable for that number of whole shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such option immediately prior to the Effective Time multiplied by the Exchange Ratio and rounded down to the nearest whole number of shares of Parent Common Stock, and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed option shall be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent. The Merger shall not terminate any of the outstanding options under the Company Stock Option Plans or accelerate the exercisability or vesting of such options or the shares of Parent Common Stock which shall be subject to those options upon Parent's assumption of the options in the Merger. It is the intention of the parties that the options so assumed by Parent qualify, to the maximum extent permissible, following the Effective Time as incentive stock options as defined in Section 422 of the Internal Revenue Code to the extent such options qualified as incentive stock options prior to the Effective Time. Within ten (10) business days after the Effective Time, Parent will issue to each person who, immediately prior to the Effective Time was a holder of an outstanding option under the Company Stock Option Plans a document evidencing the foregoing assumption of such option by Parent, and Parent may prohibit option exercises prior to the filing of the registration statement on Form S-8 in accordance with Section 6.10.

   (b) All outstanding rights of the Company which it may hold immediately prior to the Effective Time to repurchase unvested shares of Company Common Stock (the "Repurchase Options") shall continue in effect following the Merger and shall thereafter continue to be exercisable by Parent upon the same terms and conditions in effect immediately prior to the Effective Time, except the Merger shall not accelerate the vesting of unvested shares provided for in the agreements evidencing the Repurchase Options and except that the shares purchasable pursuant to the Repurchase Options and the purchase price per share shall be adjusted to reflect the Exchange Ratio.

   (c) Outstanding purchase rights under the Company ESPP shall be exercised immediately prior to the Effective Time, and each participant in the Company ESPP shall accordingly be issued shares of Company Common Stock at that time which shall be converted into shares of Parent Common Stock in the Merger. The Company ESPP shall terminate with such exercise date (after the purchase described in the preceding sentence has been effected), and no purchase rights shall be subsequently granted or exercised under the Company ESPP and no Company ESPP payroll deductions from Company employees shall be made thereafter. Company employees who meet the eligibility requirements for participation in the Parent Employee Stock Purchase Plan shall be eligible to begin payroll deductions under that plan as of the start date of the first offering period thereunder beginning after the Effective Time and prior to such date, Parent shall name the Surviving

Corporation as a subsidiary whose employees may participate in the Parent ESPP, provided that such employees satisfy the eligibility requirements for participation.

   (d) On or as soon as practicable following the Effective Time, continuing employees of the Company and its Subsidiaries ("Continuing Employees") shall be eligible to participate in those benefit plans and programs maintained for similarly situated employees of Parent (or in substantially similar programs), on the same terms applicable to similarly situated employees of Parent and to the extent that such plans and programs provide the following benefits: medical/dental/vision care, life insurance, disability income, sick pay, holiday and vacation pay, 401(k) plan coverage, Internal Revenue Code Section 125 benefit arrangements, bonus, profit-sharing or other incentive plans, pension or retirement programs, dependent care assistance and severance benefits. Each Continuing Employee shall be given credit, for purposes of any service requirements for participation or vesting, for his or her period of service with the Company or any of its Subsidiaries credited under a similar plan prior to the Effective Time, subject to appropriate break in service rules. Each such employee shall, with respect to any Parent plans or programs which have co-payment, deductible or other co-insurance features, receive credit for any amounts such individual has paid to date in the plan year of the Effective Time under comparable plans or programs maintained by the Company or any of its Subsidiaries prior to the Effective Time. Each Continuing Employee and eligible dependent who, at the Effective Time, was participating in an employee group health plan maintained by the Company or any of its Subsidiaries shall not be excluded from Parent's employee group health plan or limited in coverage thereunder by reason of any waiting period restriction or pre-existing condition limitation.

   (e) The Company shall take all action necessary to terminate, or cause to terminate, before the Effective Time, any Company Benefit Plan that is a 401(k) plan or other defined contribution retirement plan or the Company ESPP. With respect to each Company Employee Plan subject to ERISA as an employee pension plan within the meaning of Section 3(2) of ERISA, and to the Company's knowledge, no partial termination could be deemed to have occurred as a result of a reduction in the Company's workforce.

   (f) Within five (5) business days following the date of this Agreement, the Company shall set forth on Section 6.9(f) of the Company Disclosure Schedule a list of all persons who the Company reasonably believes are, with respect to the Company and as of the date of this Agreement, "disqualified individuals" (within the meaning of Section 280G of the Internal Revenue Code and the regulations promulgated thereunder). Within a reasonable period of time after the last business day of the month prior to the expected Closing Date and on or about the date five (5) business days prior to the expected Closing Date, the Company shall revise Section 6.9(f) of the Company Disclosure Schedule to reflect the most recently available closing price of Company Common Stock as of the last business day of such month and to reflect any additional information which the Company reasonably believes would impact the determination of persons who are, with respect to the Company and as of the each such date, "disqualified individuals" (within the meaning of Section 280G of the Internal Revenue Code and the regulations promulgated thereunder).

   (g) On or as soon as practicable following the Effective Time, certain employees of the Company or its Subsidiaries shall be eligible to participate in a bonus plan, which shall be accrued by the Company prior to the Closing Date, in substantially the form attached hereto as Schedule 6.9(g) (the "Bonus Plan"). The dollar amount available for distribution to such employees under the Bonus Plan shall be as set forth in Schedule 6.9(g) and shall be calculated pursuant to the Bonus Plan based on Revenue plus Net Backlog or PBT, whichever produces a lower total Bonus Plan dollar amount, except that if PBT produces a lower total Bonus Plan dollar amount than Revenue plus Net Backlog but the same or higher total Bonus Plan dollar amount than Revenue, the total Bonus Plan dollar amount shall be calculated based upon Revenue plus Net Backlog. The aggregate dollar amount to be distributed to management and non-management employees shall be as set forth on Schedule 6.9(g). The identification of employees to participate in the Bonus Plan, as well as the amounts payable to each shall be determined solely by the Company.

   Section 6.10 Form S-8. Parent agrees to file, no later than ten (10) business days after the Effective Time (provided that Parent has received within five (5) business days after the Effective Time all option documentation it reasonably requires relating to the outstanding options) a registration statement on Form S-8 under the Securities Act covering the shares of Parent Common Stock issuable pursuant to outstanding options and shares granted to employees, officers, and directors of, and bona fide consultants to, the Company if they are individuals for whom a Form S-8 registration statement is available and are listed on Section 6.10 of the Company Disclosure Schedule. The Company shall cooperate with and assist Parent in the preparation of such registration statement.

   Section 6.11 Listing of Additional Shares. Prior to the Effective Time, Parent shall file with The Nasdaq National Market a Notification Form for Listing of Additional Shares with respect to the shares referred to in Section 7.2(b).

   Section 6.12 Indemnification.

   (a) For not less than six (6) years after the Effective Time, Parent will indemnify and hold harmless the present and former officers, directors, employees and agents of Company (the "Indemnified Parties") in respect of acts or omissions occurring on or prior to the Effective Time to the extent provided for under Company's Certificate of Incorporation and Bylaws and each indemnification agreement with Company officers and directors to which Company is a party, in each case in effect on the date hereof; provided that such indemnification shall be subject to any limitation imposed from time to time under applicable law.

   (b) For six (6) years after the Effective Time, Parent will provide officers' and directors' liability insurance in respect of acts or omissions occurring on or prior to the Effective Time covering each such Person currently covered by Company's officers' and directors' liability insurance policy on terms at least as favorable as the coverage currently in effect on the date hereof, provided that, in satisfying its obligation under this Section 6.12(b), Parent shall not be obligated to pay, or to cause the Surviving Corporation to pay, premiums in excess of one hundred fifty percent (150%) of the amount per annum Company paid in its last full fiscal year, which amount has been disclosed to Parent, and if the Parent or the Surviving Corporation is unable to obtain the insurance required by this Section 6.12(b) it shall obtain as much comparable insurance as possible for an annual premium equal to such maximum amount.

   (c) The provisions of this Section 6.12 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs.

   Section 6.13 Tax Treatment. The parties each intend that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and shall use their respective commercially reasonable efforts to cause the Merger to so qualify. Each of Parent and the Company shall execute and deliver a certificate in form reasonably acceptable to the other party setting forth factual representations and covenants that will serve as a basis for the tax opinions described in Section 7.1(e).

   Section 6.14 Stockholder Litigation. Unless and until the Board of Directors of the Company has withdrawn its Recommendation (as defined in Section 8.1(e)), the Company shall give Parent the opportunity to participate at its own expense in the defense of any stockholder litigation against the Company and/or its directors relating to the transactions contemplated by this Agreement.

   Section 6.15 Employee Agreements. The Company shall use its commercially reasonable efforts to obtain the signatures of (i) the employees of the Company specified in Schedules 6.15(a) and (b) to the Employee Agreements in the forms attached as Exhibits D and E, respectively, and (ii) the employees of the Company specified in Schedules 6.15(c) and (d) to the amendments to their existing severance agreements in the forms attached as Exhibits F and G, respectively, prior to the Closing Date.

   Section 6.16 Injunctions or Restraints. In the event an injunction or other order preventing the consummation of the Merger shall have been issued, each party agrees to use commercially reasonable efforts to have such injunction or other order lifted.

   Section 6.17 Certain Employee Actions. Promptly following the signing and delivery of this Agreement the Company shall inform all employees of the Company and its Subsidiaries of the actions which Parent is prohibited from taking by the Quickturn Non-Compete and shall direct each such employee to refrain from taking any action that could reasonably be expected to subject Parent to liability under the Quickturn Non-Compete. The Company shall supervise all employees of the Company and its Subsidiaries in order to reasonably ensure such employees' compliance with the provisions of this
Section 6.17.

   Section 6.18 Further Assurances. Subject to Section 5.2, Section 6.1 and
Section 6.6(c) (a) each of the parties to this Agreement shall use its commercially reasonable efforts to effectuate the transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to closing under this Agreement, and (b) each party hereto, at the reasonable request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or reasonably desirable for effecting completely the consummation of this Agreement and the transactions contemplated hereby. Nothing in this Agreement shall be construed to require Parent to seek the approval of its stockholders for any of the transactions contemplated by this Agreement.

                                  ARTICLE VII

                            Conditions to the Merger

   Section 7.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, by agreement of all the parties hereto:

     (a) Stockholder Approval. This Agreement and the Merger shall have been approved by the requisite vote of the stockholders of the Company under the DGCL and the Certificate of Incorporation of the Company.

     (b) Registration Statement Effective. The SEC shall have declared the Registration Statement effective; no stop order suspending the effectiveness of the Registration Statement or any part thereof shall be in effect; and no proceeding for that purpose by the SEC shall be pending.

     (c) No Injunctions, Restraints or Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other Governmental Entity seeking any of the foregoing be pending, threatened; and no action shall have been taken by any Governmental Entity, and no statute, rule, regulation or order shall have been enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal.

     (d) HSR. The waiting period applicable to the consummation of the Merger under the HSR Act shall have elapsed or been terminated.

     (e) Tax Opinion. Parent and the Company each shall have received substantially similar written opinions from their respective counsel in form and substance reasonably satisfactory to them, dated on or about the date of Closing to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and such opinions shall not have been withdrawn. Parent and the Company each shall use their best efforts to obtain such opinions from their respective counsel; provided, however, that if the Company's outside legal counsel does not render such opinion, this condition shall nevertheless be deemed satisfied with respect to the Company if Parent's outside legal counsel renders such opinion to Parent. In rendering such opinions, counsel shall be entitled to rely upon, among other things, reasonable assumptions as well as representations of Parent, Merger Sub and the Company. In addition, Parent and the Company shall have received from their respective counsel such tax opinions as may be required by the SEC in connection with the filing of the Registration Statement.

     (f) No Parent Stockholder Approval. The issuance of shares of Parent Common Stock in connection with the transactions contemplated by this Agreement (including shares issuable upon the exercise of any options assumed hereunder) shall not require any approval of Parent stockholders under applicable Nasdaq rules.

   Section 7.2 Additional Conditions to Obligations of the Company. The obligations of the Company to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing of each of the following additional conditions, any of which may be waived, in writing, by the Company:

     (a) Representations, Warranties and Covenants. (i) The representations and warranties of Parent and Merger Sub in this Agreement shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or Parent Material Adverse Effect, which representations and warranties as so qualified shall be true and correct in all respects) on and as of the Closing Date as though such representations and warranties were made on and as of the Closing Date, except where the failure to be so true and correct, without regard to any materiality or Parent Material Adverse Effect qualifications contained therein, could not reasonably be expected, either individually or in the aggregate, to have a Parent Material Adverse Effect; and (ii) Parent and Merger Sub shall have performed and complied in all material respects with all covenants, agreements and obligations in this Agreement required to be performed and complied with by them prior to the Effective Time; and (iii) the Company shall have received a certificate of an appropriate officer of Parent certifying that the conditions set forth in this Section 7.2(a) are satisfied.

     (b) Listing of Additional Shares. The shares of Parent Common Stock issuable upon conversion of the Company Common Stock in the Merger and upon exercise of the options under the Company Stock Option Plans assumed by Parent shall have been approved for listing on The Nasdaq National Market, or shall be exempt from such requirement under the then applicable laws, regulations and rules of the Nasdaq National Market.

   Section 7.3 Additional Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate and effect the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of each of the following additional conditions, any of which may be waived, in writing, by Parent:

     (a) Representations, Warranties and Covenants. (i) The representations and warranties of the Company in this Agreement shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or Company Material Adverse Effect, which representations and warranties as so qualified shall be true and correct in all respects) on and as of the Closing Date as though such representations and warranties were made on and as of the Closing Date, except, in the case of the representations and warranties of the Company in Section 3.1 through Section 3.20, Section 3.25 and Section 3.26, where the failure to be so true and correct, without regard to any materiality or Company Material Adverse Effect qualifications contained therein, could not reasonably be expected, either individually or in the aggregate, to have a Company Material Adverse Effect, (ii) the Company shall have performed and complied in all material respects with all covenants, agreements and obligations in this Agreement required to be performed and complied with by it prior to the Effective Time, and (iii) Parent shall have received a certificate of the chief executive officer and chief financial officer of the Company certifying that the conditions set forth in this Section 7.3(a) are satisfied.

     (b) Financial Conditions. (i) Revenue, as finally determined pursuant to
  Section 2.7(d), shall have been in the aggregate greater than or equal to fifty million dollars ($50,000,000), and (ii) PBT, as finally determined pursuant to Section 2.7(d), shall have been in the aggregate greater than or equal to a loss of ten million dollars (-$10,000,000)

     (c) Third Party Consents. Parent shall have received evidence reasonably satisfactory to it of the consent or approval of those persons whose consent or approval shall be required in connection with the Merger under each material contract of the Company or any of its Subsidiaries set forth on Schedule 7.3(c).

     (d) Injunctions or Restraints on Conduct of Business. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition materially limiting or restricting Parent's ownership, conduct or operation of the business of the Company and its Subsidiaries following the Effective Time shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other Governmental Entity, seeking the foregoing be pending or threatened.

     (e) Quickturn Noncompetition Agreement. Section 6.2 of the Asset Purchase Agreement, dated as of June 14, 1997 by and among Parent, Quickturn Design Systems, Inc. ("Quickturn") and Arkos Design, Inc. (the "Quickturn Non-Compete") shall have expired or been terminated or waived by Quickturn, or other action shall have been taken which has the effect of rendering such provision inapplicable to the Merger or unenforceable.

     (f) Employee Retention.

       (A) In the event the employee listed in Schedule 6.15(a) shall have
    (i) accepted employment with Parent and (ii) executed the Employment Agreement attached as Exhibit D, and such Employment Agreement shall be in full force and effect, then at least seven (7) of the employees listed in Schedule 6.15(b) shall have accepted employment with Parent;

       (B) In the event the employee listed in Schedule 6.15(a) shall not have (i) accepted employment with Parent and (ii) executed the Employment Agreement attached as Exhibit D, then seven (7) of the employees listed in Schedule 6.15(b) shall have (A) accepted employment with Parent and (B) executed the Employment Agreement attached as Exhibit E, and such Employment Agreements shall be in full force and effect.

       (C) Each of the employees listed in Schedules 6.15(c) shall have executed an amendment to their existing severance agreement in the form attached as Exhibit F, and such amendment shall be in full force and effect.

       (D) Each of the employees listed in Schedule 6.15(d) shall have executed an amendment to their existing severance agreement in the form attached as Exhibit G, and such amendment shall be in full force and effect.

       (E) The percentages of employees specified in Rows A, B, C, D and E of Schedule 7.3(f) shall have accepted employment with Parent, subject to the additional terms and conditions set forth therein.

     (g) OEM Agreement. The Company shall have entered into an OEM license agreement that meets the requirements of Schedule 7.3(g).

                                  ARTICLE VIII

                       Termination, Amendment and Waiver

   Section 8.1 Termination. At any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of the Company, this Agreement may be terminated and the Merger abandoned:

     (a) by mutual consent of the Boards of Directors of Parent and the Company;

     (b) by either Parent or the Company, by written notice to the other party, if the Closing shall not have occurred on or before September 14, 2002 or such later date as may be agreed upon in writing by the parties hereto (the "Final Date"); provided, however, that the Final Date shall, at the election of either party, be extended to October 14, 2002 if the Closing shall not have occurred by September 14, 2002 because (i) any of the determinations required by Section 2.7(d) have not been completed and (ii) the failure of such determinations to be completed or the failure of the Merger to occur on or before the Final Date has not principally been caused by action or failure to act constituting a breach, in any material respect, of this Agreement, by the party seeking such extension and (iii) all other conditions set forth in Article VII have been satisfied or waived;

     (c) by Parent, by written notice to the Company, if (i) any of the Company's representations and warranties in the Agreement would be inaccurate if made as of the time of such notice, or the Company shall have breached any of its covenants, agreements or obligations in this Agreement, and (ii) the condition set forth in Section 7.3(a) would not be satisfied if such inaccuracy or breach were to remain uncured, and (iii) such inaccuracy or breach, if curable, shall not have been cured within thirty
  (30) business days after receipt by the Company of written notice of such inaccuracy or breach;

     (d) by the Company, by written notice to Parent, if (i) any of Parent's representations and warranties in this Agreement would be inaccurate if made as of the time of such notice, or Parent shall have breached any of its covenants, agreements or obligations in this Agreement, and (ii) the condition set forth in Section 7.2(a) would not be satisfied if such inaccuracy or breach were to remain uncured, and (iii) such inaccuracy or breach shall not have been cured within thirty (30) business days after receipt by Parent of written notice of such inaccuracy or breach;

     (e) by Parent, by written notice to the Company, if: (i) a Trigger Event shall have occurred or a Takeover Proposal shall have been made and, in either case, shall not have been absolutely and unconditionally abandoned or withdrawn, and the Board of Directors of the Company, if so requested by Parent, does not within ten (10) business days of such request, (A) reconfirm its unanimous recommendation of this Agreement and the transactions contemplated hereby, and (B) (in the case of a Takeover Proposal or Trigger Event involving a tender or exchange offer) reject such Takeover Proposal or Trigger Event; (ii) the Board of Directors of the Company shall have failed to unanimously recommend that the Company's stockholders vote to approve the Merger and adopt this Agreement (a "Recommendation"), or shall have withdrawn (including by failing to include such Recommendation in the Proxy Statement) or modified its Recommendation in a manner adverse to Parent, or shall have resolved to do any of the foregoing; (iii) the Board of Directors of the Company shall have recommended, endorsed, accepted, approved, or otherwise agreed to a Takeover Proposal or shall have resolved to do any of the foregoing; or
  (iv) the Company or any Company Representative shall have failed to comply with Section 5.2.

     (f) by either Parent or the Company, by written notice to the other party, if: (i) any permanent injunction or other order of a court or other competent authority preventing the consummation of the Merger shall have become final and nonappealable, provided such party used commercially reasonable efforts to have such injunction or other order lifted or (ii) any required vote of the stockholders of the Company shall not have been obtained at a duly held meeting of stockholders or at any adjournment thereof (provided that the right to terminate this Agreement under this clause (ii) shall not be available to the Company where the failure to obtain such stockholder approval shall have been caused by the action or failure to act of the Company and such action or failure constitutes a breach of this Agreement); or

     (g) by the Company, by written notice to Parent and compliance with the provisions of this Section 8.1(g), if (i) the Company has received a Takeover Proposal constituting a Superior Proposal, the Board of Directors of the Company in accordance with Section 5.2 has determined that it desires to approve entering into a written agreement providing for such Superior Proposal and has notified Parent in writing of such desire; and
  (ii) five (5) business days have elapsed after Parent's receipt of such written notification (which notification shall include a copy of such Superior Proposal and a description of any additional material non-written modifications thereof), and during such five (5) business day period the Company has reasonably cooperated with Parent with the intent of enabling Parent to make an offer that is at least as favorable to the stockholders of the Company as such Superior Proposal; and (iii) prior to 6 p.m. California time on the fifth business day of such five (5) business day period Parent has not made an offer that is at least as favorable to the Company's stockholders as such Superior Proposal (and, in the case of a Superior Proposal within the scope of clause (B) of the second sentence of Section 5.2, Parent has not waived the condition set forth in
  Section 7.3(b)); and (iv) at the end of such five (5) business day period the Board of Directors of the Company reasonably believes that such Takeover Proposal continues to be a Superior Proposal; and (v) the Company prior to such termination pays to Parent in immediately available funds all amounts required to be paid pursuant to Section 8.3(b). The Company agrees to notify Parent promptly if its desire to enter into a written agreement with respect to the Superior Proposal referred to in its notification shall change at any time after giving such notification.

   Section 8.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Merger Sub or the Company or their respective officers, directors, stockholders or affiliates; provided that (a) the provisions of Section 6.4 and Section 8.3, this Section 8.2 and Article IX shall remain in full force and effect and survive any termination of this Agreement, and (b) nothing herein shall relieve any party from liability in connection with a willful or intentional breach of any of such party's representations or warranties set forth in this Agreement or the breach of any such party's covenants or agreements set forth in this Agreement.

   Section 8.3 Expenses and Termination Fees.

   (a) Except as provided in subsections (b) and (c) of this Section 8.3, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including the fees and expenses of its advisers, accountants and legal counsel) shall be paid by the party incurring such expense, except that expenses incurred in connection with printing the Proxy Materials and the Registration Statement, registration, and filing fees incurred in connection with the Registration Statement, the Proxy Materials and the listing of additional shares pursuant to Section 7.2(b), and fees, costs and expenses associated with compliance with applicable Blue Sky securities laws in connection with the Merger and filing fees under the HSR Act shall be shared equally by the Company and Parent.

   (b) In the event that: (i) Parent shall terminate this Agreement pursuant to
Section 8.1(e); (ii) the Company shall terminate this Agreement pursuant to
Section 8.1(g); or (iii) Parent or the Company shall terminate this Agreement pursuant to Section 8.1(b) or Section 8.1(f)(ii) and, prior to such termination pursuant to Section 8.1(b) or Section 8.1(f)(ii), there shall have been (A) a Trigger Event with respect to the Company, or (B) a Takeover Proposal with respect to the Company, in either case which at the time of such termination shall not have been absolutely and unconditionally withdrawn or abandoned by the other party thereto, then, in each such event, in addition to any other remedies Parent may have, the Company shall pay to Parent (1) in the case of a termination described in Section 8.3(b)(i) or Section 8.3(b)(ii), the sum of five million five hundred thousand dollars ($5,500,000) (provided, however, that if Section 5.2(ii)(B) is applicable to such termination, the amount payable by the Company shall be two million six hundred thousand dollars ($2,600,000), and (2) in the case of a termination described in Section 8.3(b)(iii), if within twelve (12) months of a termination described in Section 8.3(b)(iii) any Takeover Proposal or any Trigger Event shall be consummated or any letter of intent or preliminary or definitive agreement with respect thereto shall be signed, the sum of five million five hundred thousand dollars ($5,500,000) (provided, however, that the amount payable by the Company shall be five million dollars ($5,000,000) if the Takeover Proposal or Trigger Event shall be consummated with a person or entity other than the person or entity making the Takeover Proposal or Trigger Event which originally triggered the right of termination under Section 8.1(b) or Section 8.1(f)(ii) or with an affiliate of such person or entity). The payments required by this Section 8.3(b) shall be made within two (2) business days after termination in the case of a termination by Parent pursuant to Section 8.1(e), prior to termination in the event of a termination by the Company pursuant to Section 8.1(g), and upon the earlier of the consummation of a Trigger Event or Takeover Proposal or the execution and delivery of any letter of intent or preliminary or definitive agreement with respect to a Takeover Proposal in the event of termination pursuant to Section 8.1(b) or Section 8.1(f)(ii). Solely for purposes of
Section 8.3(b), all references to fifteen percent (15%) in the definition of the term "Takeover Proposal" shall be increased to forty percent (40%) and all references to eighty five percent (85%) therein shall be reduced to sixty percent (60%).

   Section 8.4 Amendment. Subject to Section 251(d) of the DGCL, the boards of directors of the parties hereto may cause this Agreement to be amended at any time by execution of an instrument in writing signed on behalf of each of the parties hereto.

   Section 8.5 Extension; Waiver. At any time prior to the Effective Time any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and
(iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                   ARTICLE IX

                               General Provisions

   Section 9.1 Non-Survival at Effective Time. The representations, warranties, covenants and agreements set forth in this Agreement shall terminate at the Effective Time, except that the agreements set forth in Article II, Section 6.4 (Confidentiality), Section 6.5 (Public Disclosure) Section 6.9 (Employee Benefit Plans), Section 6.10 (Form S-8), Section 6.12 (Indemnification),
Section 6.18 (Further Assurances), Section 8.2 (Effect of Termination), Section
8.3 (Expenses and Termination Fees), Section 8.4 (Amendment), and this Article IX shall survive the Effective Time.

   Section 9.2 Notices. All notices and other communications required or permitted hereunder shall be in writing and shall be addressed to the intended recipient as set forth below):

     (a) if to Parent or Merger Sub, to:

       Synopsys, Inc.
       700 East Middlefield Road
       Mountain View, CA 94043
       Attention: General Counsel
       Telephone No.: (650) 584-5000
       Facsimile No.: (650) 584-4396

       with a copy to:

       Brobeck, Phleger & Harrison LLP
       Two Embarcadero Place
       2200 Geng Road
       Palo Alto, California 94303
       Attention: Rod J. Howard, Esq.
       Telephone No.: (650) 424-0160
       Facsimile No.: (650) 496-2885

     (b) if to the Company, to:

       IKOS Systems, Inc.
       79 Great Oaks Blvd.
       San Jose, CA 95119
       Attention: CEO
       Telephone No.: (408) 284-0400
       Facsimile No: (408) 361-9698
       with a copy to:

       Gray Cary Ware & Freidenrich LLP
       400 Hamilton Avenue
       Palo Alto, CA 94301
       Attention: James M. Koshland
                  Diane Holt Frankle
       Telephone No.: (650) 833-2000
       Facsimile No.: (650) 833-2001

All notices so given shall be effective upon receipt, and shall in any event be deemed received (a) three (3) calendar days after deposit with the U.S. Postal Service, if delivered by first class mail, postage prepaid, (b) upon delivery, if delivered by hand, (c) one (1) business day after the business day of deposit with Federal Express or similar overnight courier, freight prepaid or
(d) upon telephonic confirmation of delivery, if delivered by facsimile transmission.

   Section 9.3 Interpretation.

   (a) Prior to the Effective Time: (i) nothing in this Agreement shall be construed as establishing a joint venture, strategic alliance, or license between Parent or any of its Subsidiaries, on the one hand, and the Company or any of its Subsidiaries, on the other hand, and (ii) nothing in this Agreement shall be construed to require Parent or any of its Subsidiaries to make any investment of cash or other property in or any loan to the Company or any of its Subsidiaries.

   (b) When a reference is made in this Agreement to Exhibits or Schedules, such reference shall be to an Exhibit or Schedule to this Agreement unless otherwise indicated. The words "include," "includes" and "including" when used in this Agreement shall be deemed in each case to be followed by the words "without limitation." The phrase "provided to," "furnished to," and terms of similar import in this Agreement means that a paper copy of the information referred to has been furnished to the party to whom such information is to be provided. In this Agreement, the phrases "the date of this Agreement", "the date hereof", and terms of similar import, unless the context otherwise requires, shall be deemed to refer to July 2, 2001. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

   Section 9.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

   Section 9.5 Entire Agreement; Nonassignability; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including the Exhibits, the Schedules, including the Company Disclosure Schedule and the Parent Disclosure Schedule (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, excluding the Confidentiality Agreement to the extent provided by Section 6.4 herein; (b) shall not be assigned by operation of law or otherwise except as otherwise specifically provided; and (c) are not intended to, and shall not be construed as, conferring upon any person other than the parties hereto any rights or remedies.

   Section 9.6 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

   Section 9.7 Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

   Section 9.8 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without regard to the laws that might otherwise govern under applicable principles of conflicts of law. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of any court located within the County of New Castle in the State of Delaware, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process.

   Section 9.9 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

                           [Signature page follows.]

   IN WITNESS WHEREOF, the Company, Parent and Merger Sub have caused this Agreement and Plan of Merger and Reorganization to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

                                          SYNOPSYS, INC.

                                          By:  /s/ Aart J. de Geus
                                            ___________________________________

                                          Name:  Aart J. de Geus
                                              _________________________________

                                          Title:  CEO
                                              _________________________________

                                          IKOS SYSTEMS, INC.

                                          By:  /s/ Ramon Nunez
                                            ___________________________________

                                          Name:  Ramon Nunez
                                              _________________________________

                                          Title:  CEO
                                              _________________________________

                                          OAK MERGER CORPORATION

                                          By:  /s/ Steven K. Shevick
                                            ___________________________________

                                          Name:  Steven K. Shevick
                                              _________________________________

                                          Title:  Vice President and Secretary
                                              _________________________________


                        SIGNATURE PAGE TO AGREEMENT AND
                       PLAN OF MERGER AND REORGANIZATION

                                                                    Appendix A-1

            FIRST AMENDMENT TO THE AGREEMENT AND PLAN OF MERGER AND
                                 REORGANIZATION

   This FIRST AMENDMENT TO THE AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this "Amendment") is made and entered into as of August 1, 2001, by and among Synopsys, Inc., a Delaware corporation ("Parent"), Oak Merger Corporation, a Delaware corporation and wholly-owned subsidiary of Synopsys ("Merger Sub") and IKOS Systems, Inc., a Delaware corporation (the "Company").

   WHEREAS, Parent, Merger Sub and the Company entered into that certain Agreement and Plan of Merger and Reorganization by and among Parent, Merger Sub and the Company dated July 2, 2001 (the "Merger Agreement"); and

   WHEREAS, the parties desire to amend a certain provision of the Merger Agreement.

   THEREFORE, the parties hereby agree as follows:

   1. Section 6.9(g) is hereby amended to add the following sentence to the end of Section 6.9(g):

   "In the event that (1) the Closing Date occurs prior to June 30, 2002 pursuant to Section 2.7(b)(i) of the Merger Agreement and (2) the Contingent Consideration is $9.00, then the dollar amount of the Bonus Plan available for distribution to Company employees shall be $5.0 million."

   2. Capitalized terms that are not defined herein have the same meaning given to them in the Merger Agreement. Except as amended hereby, all other provisions of the Merger Agreement shall continue in full force and effect.

                                     A-1(A)

   IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this First Amendment to the Agreement and Plan of Merger and Reorganization to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

SYNOPSYS, INC.

By:   /s/ Robert B. Henske
  _____________________________________

Name: Robert B. Henske
   ___________________________________

Title: Chief Financial Officer
  ____________________________________

OAK MERGER CORPORATION

By:   /s/ Robert B. Henske
  _____________________________________

Name: Robert B. Henske
   ___________________________________

Title: President
  ____________________________________

IKOS SYSTEMS, INC.

By:   /s/ Joseph W. Rockom
  _____________________________________

Name: Joseph W. Rockom
   ___________________________________

Title: Chief Financial Officer
  ____________________________________


                                     A-1(B)

                                                                      Appendix B

                            FORM OF VOTING AGREEMENT

   THIS VOTING AGREEMENT (this "Agreement") is entered into as of July 2, 2001, by and among Synopsys, Inc., a Delaware corporation ("Parent"), Oak Merger Corporation, a Delaware corporation and wholly owned subsidiary of Parent ("Merger Sub"), and the undersigned stockholder ("Stockholder") of IKOS Systems, Inc., a Delaware corporation (the "Company"). Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement and Plan of Merger and Reorganization dated as of July 2, 2001 by and among Parent, Merger Sub and Company (such agreement as it may be amended or restated is hereinafter referred to as the "Merger Agreement").

                                    Recitals

   WHEREAS, concurrently with this Agreement Parent, Merger Sub and the Company are entering into the Merger Agreement pursuant to which Merger Sub will be merged with and into the Company (the "Merger") and the outstanding shares of common stock of the Company ("Company Common Stock") will be converted into the right to receive shares of common stock of Parent ("Parent Common Stock");

   WHEREAS, Stockholder is the registered and beneficial owner of such number of shares of the outstanding Company Common Stock as is indicated on the signature page of this Agreement (the "Shares"); and

   WHEREAS, in order to induce Parent to enter into the Merger Agreement, certain stockholders of Company have agreed not to transfer or otherwise dispose of (except in open market transactions on The Nasdaq Stock Market) any of the Shares, or any New Shares (as defined in Section 1.2) prior to the Expiration (as defined in Section 1.1), and have agreed to vote the Shares and any other such shares of Company Common Stock as provided herein so as to facilitate consummation of the Merger.

   NOW, THEREFORE, in consideration of the promises and mutual agreements, provisions and covenants set forth in the Merger Agreement, the parties hereto agree as follows:

   Section 1. Share Ownership and Agreement to Retain Shares.

   Section 1.1 Transfer and Encumbrance.

   (a) Stockholder represents and warrants to Parent that (i) Stockholder is the beneficial owner of and has voting control with respect to the number of Shares of Company Common Stock set forth on the signature page hereto; (ii) the Shares constitute Stockholder's entire equity and voting interest in the outstanding Company Common Stock as of the date hereof; (iii) no other person or entity not a signatory to this Agreement has a beneficial interest in or a right to acquire or voting control with respect to the Shares or any portion of the Shares; and (iv) the Shares are and will be at all times until the Expiration free and clear of any liens, claims, rights of first refusal, options, charges or other encumbrances.

   (b) Stockholder agrees not to transfer (except as may be specifically required by court order or applicable law), sell, exchange, pledge or otherwise dispose of (except (i) in open market transactions on The Nasdaq Stock Market and (ii) any transfer of Shares by Stockholder to his spouse, lineal descendant or antecedent father, mother, brother or sister, adopted child or adopted grandchild, or the spouse of any child or grandchild, or to a trust or trusts for the exclusive benefit of the Stockholder or his family members as described in this Section 1.1(b)(ii) or transfers of Shares by Stockholder by devise or descent; provided that any transferee or other recipient receiving Shares pursuant to this Section 1.1(b)(ii) executes a counterpart of this Agreement and becomes bound thereby in the same manner as Stockholder) or encumber the Shares or any New Shares (as defined in Section 1.2), or to make any offer or agreement relating thereto, at any time prior to the Expiration. As used herein, the term "Expiration" shall mean the earlier to occur of (A) the Effective Time (as defined in the Merger Agreement) of the Merger, and (B) the termination of the Merger Agreement pursuant to its terms.

   Section 1.2 New Shares. Stockholder agrees that any shares of Company Common Stock that Stockholder purchases or with respect to which Stockholder otherwise acquires beneficial ownership or voting control after the date of this Agreement and prior to the Expiration ("New Shares") shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares.

   Section 2. Agreement to Vote Shares. Prior to the Expiration, at every annual and special meeting of the stockholders of Company called with respect to any of the following, and at every adjournment thereof, and on every action or approval by written consent of the stockholders of Company with respect to any of the following, Stockholder shall vote the Shares and any New Shares, subject to transfers permitted under Section 1.1(b):

     (a) in favor of approval of the Merger and the adoption and approval of the Merger Agreement, in favor of each of the other actions contemplated by the Merger Agreement, and in favor of any matter that could reasonably be expected to facilitate the Merger and the other transactions contemplated by the Merger Agreement;

     (b) against approval of any Takeover Proposal (as defined in the Merger Agreement) or any proposal made in opposition to, or in competition with consummation of the Merger and the transactions contemplated by the Merger Agreement;

     (c) against any action, transaction or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement;

     (d) against any of the following actions: (A) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of the Company or any Subsidiary of the Company with any person or entity other than Parent or Merger Sub, (B) any sale, lease or transfer of any significant part of the assets of the Company or any Subsidiary of the Company, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any Subsidiary of the Company, (D) any change in the capitalization of the Company or any Subsidiary of the Company, or the corporate structure of the Company or any Subsidiary of the Company, or (E) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement; and

     (e) in favor of waiving any notice that may have been or may be required relating to any reorganization of Company or any Subsidiary of Company, any reclassification or recapitalization of the capital stock of Company or any Subsidiary of Company, or any sale of assets, change of control, or acquisition of Company or any Subsidiary of Company by any other person, or any consolidation or merger of Company or any Subsidiary of Company with or into any other person.

   Prior to the Expiration, the Stockholder shall not enter into any agreement or understanding with any person to vote or give instructions in any manner inconsistent with the terms of this Section 2.

   Section 3. Irrevocable Proxy. At the request of Parent at any time prior to the Expiration, Stockholder shall forthwith deliver to Parent a duly executed proxy in the form attached hereto as Exhibit A (the "Proxy") with respect to each meeting of Company stockholders, such Proxy to cover the total number of Shares and New Shares in respect of which Stockholder is entitled to vote at any such meeting. Upon the execution of this Agreement by Stockholder, Stockholder hereby revokes any and all prior proxies given by Stockholder with respect to the Shares and agrees not to grant any subsequent proxies with respect to the Shares or any New Shares until after the Expiration.

   Section 4. Representations, Warranties and Covenants of Stockholder. Stockholder hereby represents, warrants and/or covenants to Parent as follows:

     (a) Prior to the Expiration, except as permitted by the Merger Agreement (and then only in Stockholder's capacity as a director or officer of the Company) Stockholder will not directly or indirectly,

  (i) take any action to solicit, initiate, intentionally encourage, or facilitate, or enter into any agreement (including any letter of intent, preliminary agreement or similar arrangement) providing for any Takeover Proposal (as defined in the Merger Agreement), or (ii) engage in any discussions or negotiations with, or disclose any nonpublic information relating to the Company or any of it Subsidiaries to, or afford access to the properties, books or records of the Company or any of its Subsidiaries to, any person or entity that has advised the Company that such person or entity may be considering making, that the Board of Directors of the Company in good faith understands that such person is seeking to make, or that has made, a Takeover Proposal or endorse, approve or recommend any such Takeover Proposal.

     (b) Stockholder has the legal capacity, power and authority to execute and deliver this Agreement, to perform his or her obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Stockholder and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms.

     (c) The execution and delivery of this Agreement by Stockholder does not, and the performance of this Agreement by Stockholder shall not, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on, any of the Shares or New Shares pursuant to any note, bond, mortgage, indenture, contract, agreement, commitment, lease, license, permit, franchise or other instrument or obligation to which Stockholder is a party or by which Stockholder or the Shares or New Shares are or will be bound or affected.

   Section 5. Consent and Waiver. Stockholder hereby gives any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreements between Stockholder and the Company or pursuant to any other rights Stockholder may have.

   Section 6. Additional Documents. Stockholder hereby covenants and agrees to execute and deliver any additional documents necessary, in the reasonable opinion of Parent, to carry out the purpose and intent of this Agreement.

   Section 7. Termination. This Agreement and the Proxy (if delivered pursuant to Section 3) shall terminate and shall have no further force or effect at and as of the Expiration.

   Section 8. Confidentiality. Stockholder agrees (i) to hold any information regarding this Agreement and the Merger in strict confidence, and (ii) not to divulge any such information to any third person not subject to confidentiality obligations, until such time as the Merger has been publicly disclosed by Parent, except as may otherwise be required by law.

   Section 9. Miscellaneous.

   Section 9.1 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

   Section 9.2 Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties hereto without the prior written consent of the other. This Agreement is binding upon Stockholder in Stockholder's capacity as a stockholder of Company (and not in Stockholder's capacity as a director or officer, as the case may be, of Company) and only with respect to the specific matters set forth herein.

   Section 9.3 Amendment and Modification. This Agreement may not be modified, amended, altered or supplemented except by the execution and delivery of a written agreement executed by the parties hereto.

   Section 9.4 Specific Performance; Injunctive Relief. The parties hereto acknowledge that Parent will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent or Merger Sub upon any such violation, Parent and Merger Sub shall have the right to seek to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent or Merger Sub at law or in equity, and Stockholder hereby waives any and all defenses which could exist in its favor, including the absence of irreparable harm as a defense, in connection with such enforcement and waives any requirement for the security or posting of any bond in connection with such enforcement.

   Section 9.5 Notices. All notices and other communications required or permitted hereunder shall be in writing, shall be effective when given, and shall in any event be deemed to be given upon receipt or, if earlier, (a) five
(5) days after deposit with the U.S. Postal Service or other applicable postal service, if delivered by first class mail, postage prepaid, (b) upon delivery, if delivered by hand, (c) one (1) business day after the business day of deposit with Federal Express or similar overnight courier, freight prepaid or
(d) one (1) business day after the business day of facsimile transmission, if delivered by facsimile transmission with copy by first class mail, postage prepaid, and shall be addressed to the intended recipient as set forth below):

      (a) if to Parent or Merger Sub, to:

     Synopsys, Inc.
     700 East Middlefield Road
     Mountain View, CA 94043
     Attention: General Counsel
     Telephone No.: (650) 584-5000
     Facsimile No.: (650) 584-4396

     with a copy to:

     Brobeck, Phleger & Harrison LLP
     Two Embarcadero Place
     2200 Geng Road
     Palo Alto, California 94303
     Attention: Rod J. Howard, Esq.
     Telephone No.: (650) 424-0160
     Facsimile No.: (650) 496-2777

      (b) if to the Company, to:

     IKOS Systems, Inc.
     79 Great Oaks Blvd.
     San Jose, CA 95119
     Attention: General Counsel
     Telephone No.: (408) 284-0400
     Facsimile No: (408) 361-9698
     with a copy to:

     Gray Cary Ware & Freidenrich LLP
     400 Hamilton Avenue
     Palo Alto, CA 94301
     Attention: James M. Koshland
                Diane Holt Frankle
     Telephone No.: (650) 833-2000
     Facsimile No.: (650) 833-2001

   Section 9.6 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of California, without regard to the laws that might otherwise govern under applicable choice- or conflicts-of-laws principles of any jurisdiction. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of any court located within Santa Clara County in the State of California, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of California for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process.

   Section 9.7 Entire Agreement. This Agreement contains the entire agreement and understanding of the parties and supersedes all prior discussions, agreements and understandings relating to the subject matter hereof.

   Section 9.8 Legal Counsel. Stockholder acknowledges that he, she or it has been advised to, and has had the opportunity to consult with his, her or its personal attorney prior to entering into this Agreement and the Proxy. Stockholder acknowledges that attorneys for Company represent Company and do not represent any of the stockholders of Company in connection with the Merger Agreement, this Agreement or any of the transactions contemplated hereby or thereby.

   Section 9.9 Agreement Negotiated. The form of this Agreement has been negotiated by or on behalf of Parent and Company, each of which was represented by attorneys who have carefully negotiated the provisions hereof. Stockholder acknowledges that he, she or it has been advised to, and has had the opportunity to, consult with his, her or its personal attorney prior to entering into this Agreement. As a consequence, Parent and Stockholder do not believe that any laws or rules relating to the interpretation of contracts against the drafter of any particular clause should be applied in this case and therefore waive, the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

   Section 9.10 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

   Section 9.11 Effect of Headings. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

                           [Signature page follows.]

   IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

                                          STOCKHOLDER

                                          By: _________________________________

                                          SYNOPSYS, INC.

                                          By: _________________________________

                                          Name: _______________________________

                                          Title: ______________________________

                                          IKOS SYSTEMS, INC.

                                          By: _________________________________

                                          Name: _______________________________

                                          Title: ______________________________

                                          OAK MERGER CORPORATION

                                          By: _________________________________

                                          Name: _______________________________

                                          Title: ______________________________

   Total Number of Shares of Company Common Stock owned on the date hereof:

   Common Stock:[    ]

   Shares of Company Common Stock
   issuable upon the exercise of
   outstanding options, warrants,
   or other rights:[    ]

                      [SIGNATURE PAGE TO VOTING AGREEMENT]

                                                                       Exhibit A

                               IRREVOCABLE PROXY

                                TO VOTE STOCK OF

                               IKOS SYSTEMS, INC.

   The undersigned stockholder of IKOS Systems, Inc., a Delaware corporation ("Company"), hereby irrevocably (to the full extent permitted by the General Corporation Law of the State of Delaware appoints the members of the Board of Directors of Synopsys, Inc., a Delaware corporation ("Parent"), and each of them, or any other designee of Parent, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of Company that now are or hereafter may be beneficially owned by the undersigned, or as to which the undersigned now or hereafter exercises voting control, and any and all other shares or securities of Company issued or issuable in respect thereof, or otherwise acquired by the undersigned on or after the date hereof (collectively, the "Shares") in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by the undersigned stockholder of Company as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon the undersigned's execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration (as defined below).

   This Irrevocable Proxy is irrevocable (to the extent provided under law), is coupled with an interest, and is granted pursuant to that certain Stockholder Agreement dated as of even date herewith by and among Parent, Oak Merger Corporation ("Merger Sub") and the undersigned, and is granted in consideration of Parent's entering into that certain Agreement and Plan of Merger and Reorganization by and among Company, Parent and Merger Sub (the "Merger Agreement"), which agreement provides for the merger of Merger Sub with and into Company (the "Merger") and the outstanding shares of common stock of Company will be converted into the right to receive shares of common stock of Parent;

   As used herein, the term "Expiration" shall mean the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, and (ii) the date of termination of the Merger Agreement pursuant to its terms. This Irrevocable Proxy shall terminate at and as of the Expiration.

   The attorneys and proxies named above, and each of them are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting and other rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents), at every annual, special or adjourned meeting of the stockholders of Company and in every action or approval by written consent in lieu of such meeting as follows:

     (a) in favor of approval of the Merger and the adoption and approval of the Merger Agreement, in favor of each of the other actions contemplated by the Merger Agreement, and in favor of any matter that could reasonably be expected to facilitate the Merger and the other transactions contemplated by the Merger Agreement;

     (b) against approval of any Takeover Proposal (as defined in the Merger Agreement) or any proposal made in opposition to, or in competition with consummation of the Merger and the transactions contemplated by the Merger Agreement;

     (c) against any action, transaction or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement;

     (d) against any of the following actions: (A) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of the Company or any Subsidiary of the Company with any person or entity other than Parent or Merger Sub, (B) any sale, lease or transfer of any significant part of the assets of the Company or any Subsidiary of the Company, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any Subsidiary of the Company, (D) any change in the capitalization of the Company or any Subsidiary of the Company, or the corporate structure of the Company or any Subsidiary of the Company, or (E) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement; and

     (e) in favor of waiving any notice that may have been or may be required relating to any reorganization of Company or any Subsidiary of Company, any reclassification or recapitalization of the capital stock of Company or any Subsidiary of Company, or any sale of assets, change of control, or acquisition of Company or any Subsidiary of Company by any other person, or any consolidation or merger of Company or any Subsidiary of Company with or into any other person.

   The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter except as provided above. The undersigned stockholder may vote the Shares on all other matters.

   All authority herein conferred shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

   This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable.

Dated: July 2, 2001                       STOCKHOLDER

                                          By: _________________________________

                                          Name: _______________________________

                                          Title: ______________________________

                                          Shares beneficially owned:

                                          [   ] shares of Company Common Stock

                                          [   ] shares of Company Common Stock
                                          issuable upon the exercise of
                                          outstanding options, warrants, or
                                          other rights

                                                                      Appendix C

                                 June 27, 2001

Board of Directors
IKOS Systems, Inc.
79 Great Oaks Blvd.
San Jose, CA 95119

Gentlemen:

   We understand that IKOS Systems, Inc. ("IKOS"), Synopsys, Inc. ("Synopsys"), and Oak Merger Corporation, a wholly-owned subsidiary of Synopsys ("Merger Sub"), propose to enter into an Agreement and Plan of Merger and Reorganization (the "Merger Agreement") whereby Merger Sub will be merged with and into IKOS and IKOS will become a wholly-owned subsidiary of Synopsys (the "Merger"). The terms of the Merger will be set forth more fully in the Merger Agreement.

   Pursuant to the proposed Merger Agreement, we understand that at the Effective Time (as defined in the Merger Agreement) each issued and outstanding share of common stock, $0.01 par value, of IKOS ("IKOS Common Stock") (other than shares held in IKOS's treasury or by Synopsys or Merger Sub) will be converted into the right to receive the number of shares (the "Exchange Ratio") of common stock, $0.01 par value, of Synopsys ("Synopsys Common Stock") equal to the quotient obtained by dividing (i) the sum of $6.00 and the Contingent Consideration, if any, calculated in accordance with the Merger Agreement, by
(ii) the average last sale price per share of the Synopsys Common Stock for the ten trading day period ending on the fifth trading day prior to the closing date of the Merger. The Contingent Consideration, as set forth in the Merger Agreement, will equal the difference between (x) an amount between zero and $14.00, depending upon the amount of Revenues, Net Backlog and Profit Before Taxes of IKOS, all as determined pursuant to the Merger Agreement, less (y) the Dilution Adjustment, calculated as set forth in the Merger Agreement.

   You have asked us to advise you as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of IKOS Common Stock (other than Synopsys and its affiliates). Needham & Company, Inc., as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. We have been engaged by IKOS as financial advisor in connection with the Merger and to render this opinion and will receive a fee for our services, a substantial portion of which is contingent on the consummation of the Merger. In addition, IKOS has agreed to indemnify us for certain liabilities arising from our role as financial advisor and out of the rendering of this opinion.

   For purposes of this opinion we have, among other things: (i) reviewed a draft of the Merger Agreement dated June 22, 2001, together with correspondence dated June 27, 2001 from IKOS outlining the proposed modifications to the financial terms of the draft Merger Agreement (collectively, the "June 27 Proposal"); (ii) reviewed certain publicly available information concerning IKOS and Synopsys and certain other relevant financial and operating data of IKOS furnished to us by IKOS; (iii) held discussions with members of management of IKOS concerning the current and future business prospects of IKOS and the estimated financial results of IKOS for the quarter ending June 30, 2001; (iv) reviewed and discussed with members of management of IKOS certain financial forecasts and projections prepared by such management; (v) reviewed the historical stock prices and trading volumes of IKOS Common Stock and Synopsys Common Stock; (vi) compared certain publicly available financial data of companies whose securities are traded in the public markets and that we deemed generally relevant to similar data for IKOS; (vii) reviewed the financial terms of certain other business combinations that we deemed generally relevant; and
(viii) performed and/or considered such other studies, analyses, inquiries and investigations as we deemed appropriate.

   In connection with our review and in arriving at our opinion, we have assumed and relied on the accuracy and completeness of all of the financial and other information reviewed by us for purposes of this opinion and have neither attempted to verify independently nor assumed responsibility for verifying any of such information. In addition, we have assumed, with your consent, that (i) any material liabilities (contingent or otherwise, known or unknown) of IKOS are as set forth in the financial statements of IKOS, (ii) the Merger will be accounted for as a purchase for financial reporting purposes,
(iii) the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, (iv) the Merger will be consummated on a timely basis following computation of the amount of Contingent Consideration, if any, in accordance with the terms set forth in the Merger Agreement, and (v) the terms set forth in the executed Merger Agreement will not differ materially from the proposed terms provided to us in the June 27 Proposal. With respect to IKOS's financial forecasts provided to us by its management, we have assumed for purposes of our opinion that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management, at the time of preparation, of the future operating and financial performance of IKOS. We express no opinion with respect to such forecasts or the assumptions on which they were based. We have not assumed any responsibility for or made or obtained any independent evaluation, appraisal or physical inspection of the assets or liabilities of IKOS. Further, our opinion is based on economic, monetary and market conditions as they exist and can be evaluated as of the date hereof. We are not expressing any opinion as to the amount of Contingent Consideration, if any, that will actually be paid in the Merger. Whether and the extent to which Contingent Consideration will be paid in the Merger depends upon the operating performance of IKOS in the twelve-month period ending June 30, 2002, which is subject to, among other things, economic and market developments affecting IKOS, its industry and the general economy.

   Our opinion as expressed herein is limited to the fairness, from a financial point of view, of the Exchange Ratio to the holders of IKOS Common Stock (other than Synopsys and its affiliates) and does not address (i) IKOS's underlying business decision to engage in the Merger, (ii) the relative merits of the merger as compared to any alternative business strategies that might exist for IKOS, (iii) the effect of any of other transaction in which IKOS might engage, or (iv) the consideration to be received by any individual stockholder. Our opinion does not constitute a recommendation to any stockholder of IKOS as to how such stockholder should vote on the proposed Merger. We are not expressing any opinion as to the prices at which the Synopsys Common Stock or IKOS Common Stock will actually trade at any time.

   In the ordinary course of our business, we may actively trade the equity securities of IKOS and Synopsys for our own account or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

   This letter and the opinion expressed herein are provided at the request and for the information of the Board of Directors of IKOS and may not be quoted or referred to or used for any purpose without our prior written consent, except that this letter may be disclosed in connection with any registration statement or proxy statement used in connection with the Merger so long as this letter is quoted in full in such registration statement or proxy statement.

   Based upon and subject to the foregoing, it is our opinion that as of the date hereof the Exchange Ratio is fair to the holders of IKOS Common Stock (other than Synopsys and its affiliates) from a financial point of view.

                                          Very truly yours,

                                          /s/ Needham & Company, Inc.

                                          Needham & Company, Inc.

                                                                      Appendix D



        Schedule 14D-9 filed by IKOS Systems, Inc. on December 20, 2001, as amended through February 6, 2002

                               December 20, 2001

Dear IKOS Stockholder:

   As you may know, on December 7, 2001, Mentor Graphics Corporation commenced an unsolicited cash tender offer to purchase all outstanding shares of IKOS Systems, Inc. for $11.00 per share, subject to certain conditions (the "Offer"). The Offer is scheduled to expire on January 8, 2002. IKOS is a party to an Agreement and Plan of Merger and Reorganization by and among Synopsys, Inc., Oak Merger Corporation and IKOS dated July 2, 2001, as amended (the "Synopsys Merger Agreement"). The Synopsys Merger Agreement provides that, subject to certain conditions, each IKOS stockholder will receive at the Effective Time of the Merger (as defined in the Synopsys Merger Agreement) Synopsys common stock equal in value to $6.00 per share, plus Contingent Consideration of between $0.00 and $14.00, based on the financial performance of IKOS during the twelve months ending June 30, 2002.

   Your Board has carefully considered the Offer in comparison with the Merger. On December 12, 2001, your Board determined in good faith after consultation with IKOS' financial advisor, Needham & Company, and after considering all terms and conditions of the Offer, including the likelihood and timing of its consummation, that the Offer would result in a transaction more favorable to IKOS stockholders from a financial point of view than the Merger. As required under the Synopsys Merger Agreement, the IKOS Board communicated this determination to Synopsys by letter dated December 12, 2001. On that same date, IKOS transmitted to outside legal counsel for Mentor a form of nondisclosure agreement identical to the Confidentiality Agreement between IKOS and Synopsys. Mentor has not returned an executed copy of this nondisclosure agreement. Under the Synopsys Merger Agreement, IKOS is not permitted to enter into discussions with Mentor until such an agreement is in place.

   On December 18, 2001, the IKOS Board considered the Termination Condition in the Offer, which would prohibit IKOS from paying a $5.5 million termination fee to Synopsys on a termination of the Synopsys Merger Agreement in favor of the Offer. The IKOS Board recognized that IKOS is permitted to terminate the Synopsys Merger Agreement in favor of a Superior Proposal (as defined in the Synopsys Merger Agreement) if it advises Synopsys that it desires to enter into a written agreement for such a proposal, so long as Synopsys is provided a five business day period to match the Superior Proposal and IKOS pays a $5.5 million termination fee on the termination of the Synopsys Merger Agreement. IKOS is legally unable to waive Synopsys' contractual right to receive the termination fee under the Synopsys Merger Agreement. Accordingly, because of these contractual obligations, the IKOS Board concluded that the Termination Condition cannot be satisfied, and the Offer cannot be consummated without Mentor waiving this condition. The IKOS Board also recognized that no acquisition agreement with Mentor has been negotiated. The IKOS Board will not terminate the Synopsys Merger Agreement without a negotiated acquisition agreement with Mentor to protect IKOS stockholders. A negotiated agreement (to be entered into immediately upon terminating the Synopsys Merger Agreement) is necessary because the Offer is subject to numerous conditions which would allow Mentor unilaterally to withdraw or reduce the consideration payable in the Offer if the Synopsys Merger Agreement is terminated without IKOS having negotiated an agreement with Mentor.

   In light of the Termination Condition and the lack of a negotiated merger agreement with Mentor, the IKOS Board unanimously determined to recommend that IKOS stockholders reject the Offer and not tender their shares in the Offer. The IKOS Board had previously approved the Synopsys Merger Agreement as fair to and in the best interests of IKOS stockholders and IKOS continues to have a valid merger agreement with Synopsys. Accordingly, the IKOS Board also unanimously determined to reaffirm its recommendation of the Merger and the Synopsys Merger Agreement for the reasons set forth in the proxy statement/prospectus filed as part of the Registration Statement on Form S-4 filed by Synopsys with the Securities and Exchange Commission on August 9, 2001 and amended on October 18, 2001.

   Enclosed with this letter is a Schedule 14D-9 that contains the recommendations of your Board of Directors with respect to the Offer, and the reasons for our recommendations. The Schedule 14D-9 also contains other important information.

   Please be assured that the primary interest of your Board of Directors is maximizing stockholder value for IKOS stockholders. We appreciate your continued support.

                                          Sincerely,

                                          Ramon A. Nunez
                                          President and Chief Executive
                                           Officer

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9
          Solicitation/Recommendation Statement under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                               IKOS SYSTEMS, INC.
                           (Name of Subject Company)

                               IKOS SYSTEMS, INC.
                      (Names of Persons Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   451716203
                     (CUSIP Number of Class of Securities)

                                Joseph W. Rockom
                     Chief Financial Officer and Secretary
                               IKOS Systems, Inc.
                            79 Great Oaks Boulevard
                           San Jose, California 95119
                                 (408) 284-0400
     (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                                With copies to:

                            Diane Holt Frankle, Esq.
                           P. James Schumacher, Esq.
                       Gray Cary Ware & Freidenrich, LLP
                              400 Hamilton Avenue
                          Palo Alto, California 94301
                                 (650) 833-2000

   Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer. [_]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Item 1. Subject Company Information.

   The name of the subject company is IKOS Systems, Inc., a Delaware corporation ("IKOS" or the "Company"). The address of the principal executive office of IKOS is 79 Great Oaks Boulevard, California, 95119 and its telephone number is (408) 284-0400.

   The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is IKOS' common stock, par value $0.01 per share (the "Shares") including the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement dated January 27, 1992 between IKOS and Manufacturers Hanover Trust Company of California, which was amended and restated by the Amended and Restated Rights Agreement dated January 22, 1999 between IKOS and Fleet National Bank (f/k/a Bank Boston, N.A.), as amended (the "Rights Agreement"). As of December 15, 2001, there were 9,341,276 shares issued and outstanding.

Item 2. Identity and Background of Filing Person.

   The filing person of this Statement is the subject company, IKOS. The business address and telephone number of IKOS are as set forth in Item 1 above.

   This Statement relates to the unsolicited tender offer (the "Offer") by Fresno Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Mentor Graphics Corporation, an Oregon corporation ("Mentor"), to purchase all outstanding Shares, including the associated Rights, at a purchase price of $11.00 per Share, net to the seller in cash, without interest thereon (the "Offer Consideration"). The Offer is being made on the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated December 7, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal"). The Offer is described in a Tender Offer Statement on Schedule TO, dated December 7, 2001 (the "Schedule TO"), which was filed by Purchaser with the Securities and Exchange Commission ("SEC") on December 7, 2001.

   According to the Schedule TO, the purpose of the Offer is to enable Mentor to acquire control of, and ultimately the entire equity interest in, IKOS. According to the Schedule TO, Mentor intends, as soon as practicable following consummation of the Offer, to seek to have Purchaser consummate a merger with and into IKOS (the "Proposed Merger"), with IKOS continuing as the surviving corporation and a wholly-owned subsidiary of Mentor.

   According to the Schedule TO, the offer is conditioned upon, among other things: (1) there being validly tendered and not withdrawn prior to the expiration date of the Offer a number of Shares, including the associated Rights, representing, together with the Shares owned by Mentor, at least a majority of the total number of outstanding Shares on a fully diluted basis (the "Minimum Condition"); (2) Mentor being satisfied, in its sole discretion, that the Agreement and Plan of Merger and Reorganization dated July 2, 2001 among IKOS, Synopsys, Inc. ("Synopsys") and Oak Merger Corporation (the "Merger Agreement") has been terminated in accordance with the terms of such agreement as in effect on the date of the Offer to Purchase or such other terms as may be satisfactory to Mentor in its sole discretion (the "Merger Agreement Condition"); (3) the termination fee provision in the Merger Agreement having been invalidated or the obligations to pay any amounts pursuant to such provision having been terminated, without any termination fee, or any portion thereof, having been paid by IKOS or any of its affiliates pursuant to the Merger Agreement (the "Termination Condition"); (4) the Rights having been redeemed by the IKOS Board in accordance with the terms of such Rights as in effect at such time or Mentor being satisfied, in its sole discretion, that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger (the "Rights Condition"); (5) Mentor being satisfied, in its sole discretion, that the provisions of Section 203 of the Delaware General Corporation Law (the "DGCL") do not apply to or otherwise restrict the Offer and the Proposed Merger (the "Section 203 Condition"); (6) IKOS's stockholders not having approved the Merger Agreement (the "Approval Condition"); (7) IKOS not having entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing Purchaser's ability to acquire IKOS or otherwise diminishing the expected economic value to Mentor of the acquisition of IKOS (the "Impairment Condition"); and (8) any waiting periods under applicable antitrust laws having expired or been terminated. Any or all of the conditions set forth in (1)-(8) above may be waived by Mentor in its sole discretion.

   In addition, according to the Schedule TO, if any of the following conditions exist between the date of the Offer (December 7, 2001) and the Expiration Date (January 8, 2002, unless Mentor extends the period of time for which the Offer is open, in which case the Expiration Date would be the latest time and date at which the Offer, so extended, will expire), Mentor can terminate its offer:

      (a) There shall have been any law or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Proposed Merger by any court of competent jurisdiction or other competent governmental or regulatory authority which, directly or indirectly, (1) prohibits, or imposes any material limitations on, Mentor's or Purchaser's ownership or operation (or that of any of their respective subsidiaries or affiliates) of any portion of their or IKOS' businesses or assets which is material to the business of all such entities taken as a whole, or compels Mentor or Purchaser (or their respective subsidiaries or affiliates) to dispose of or hold separate any portion of their or IKOS' business or assets which is material to the business of all such entities taken as a whole, (2) prohibits, restrains or makes or seeks to make illegal the acceptance for payment, payment for or purchase of Shares pursuant to the Offer or the consummation of the Proposed Merger, (3) imposes material limitations on the ability of Purchaser or Mentor (or any of their respective subsidiaries or affiliates) effectively to acquire or to hold or to exercise full rights of ownership of the Shares purchased pursuant to the Offer including, without limitation, the right to vote such Shares on all matters properly presented to IKOS' stockholders, (4) imposes material limitations on the ability of Purchaser or Mentor (or any of their respective subsidiaries or affiliates) effectively to control in any material respect any material portion of the business, assets, liabilities, capitalization, stockholder's equity, condition (financial or otherwise), licenses or franchises or results of operations of IKOS and its subsidiaries taken as a whole, (5) seeks to require divestiture by Mentor, Purchaser or any affiliate of Mentor of any Share, (6) in the sole discretion of Mentor, imposes or seeks to impose any material condition to the Offer which is unacceptable to Mentor or Purchaser, (7) in the sole discretion of Mentor, might result in a diminution of the value of the Shares or the benefits expected to be derived by Mentor as a result of the Offer or the Proposed Merger, (8) restrains or prohibits or seeks to restrain or prohibit the performance of any of the contracts or other arrangements entered into by Mentor, Purchaser or any of their affiliates in connection with the acquisition of IKOS or obtains or seeks to obtain any material damages or otherwise directly or indirectly relates to the Offer, or (9) otherwise materially adversely affects IKOS and its subsidiaries or Mentor or any of its subsidiaries, including Purchaser, taken as a whole;

      (b) There shall be threatened, instituted or pending any action, suit, proceeding, application or counterclaim brought by a governmental or regulatory authority or by any other person, domestic or foreign (whether brought by IKOS, an affiliate of IKOS, or any other person) (1) challenging or seeking to make illegal the acquisition by Mentor or Purchaser of Shares or otherwise seeking to restrain, delay or prohibit the making or consummation of the Offer, the Proposed Merger or any other subsequent business transaction with IKOS, (2) challenging or seeking to, or which is reasonably likely to, make illegal, materially delay or otherwise directly or indirectly restrain or prohibit or seeking to, or which is reasonably likely to, impose voting, procedural, price or other requirements, including any such requirements under California law, in addition to those required by the federal securities laws and the DGCL (each as in effect on the date of the Offer to Purchase), in connection with making the Offer, the acceptance for payment of, or payment for, any Shares by Purchaser or any other affiliate of Mentor of the Proposed Merger or other business combination with IKOS, or seeking to obtain material damages in connection therewith, or (3) that could reasonably be expected to result, directly or indirectly, in any of the consequences referred to in clauses (1) through
  (9) of paragraph (a) above;

      (c) There shall have occurred (1) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market in excess of one day,
  (2) a commencement of a war, armed hostilities, terrorist attacks or other international or national calamity directly or indirectly involving the United States, (3) any limitation (whether or not mandatory) by any United States governmental or regulatory authority on the extension of credit by banks or other financial institutions, (4) any decline in either the Dow Jones Industrial Average, the Standard & Poor's 500 Index or the Nasdaq National Market by an amount in excess of 10% measured from the close of business on the date of the Offer to Purchase or (5) in the case of any of the foregoing (other than clause (4)) existing at the time of the Offer, a material acceleration or worsening thereof;

      (d) there shall have been any change, event or development having, or that could reasonably be expected to have, individually or in the aggregate, a material adverse effect on the condition (financial or otherwise), business, assets, liabilities or results of operations of IKOS and its subsidiaries taken as a whole;

      (e) Mentor, Purchaser and IKOS shall have agreed that Purchaser shall amend the Offer to terminate the Offer or postpone the payment for Shares thereunder;

      (f) any person (which includes a "person" as such term is defined in Section 13(d)(3) of the Exchange Act) other than Mentor, Purchaser, any of their affiliates, or any group of which any of them is a member shall have acquired beneficial ownership of more than 5% of the outstanding Shares, or any group shall have been formed which beneficially owns more than 5% of the outstanding Shares, in each case other than any person or group that has disclosed such ownership prior to the date of the Offer, and no such person (other than Mentor, Purchaser, any of their affiliates, or any group of which any of them is a member) or group shall have increased its beneficial ownership in IKOS by more than 1% of the outstanding Shares or shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act or made a public announcement reflecting an intent to acquire IKOS or any subsidiaries or material assets of IKOS;

      (g) IKOS or any of its subsidiaries, joint ventures or partners or other affiliates shall have, directly or indirectly: (1) split, combined or otherwise changed, or authorized or proposed a split, combination or other change of, the Shares or its capitalization (other than by redemption of the Rights in accordance with their terms as such terms have been publicly disclosed prior to the date of the Offer to Purchase); (2) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities of IKOS (other than as aforesaid); (3) issued, pledged, sold, authorized, proposed or announced the issuance, distribution or sale of, additional Shares (other than the issuance of Shares under options prior to the date of the Offer to Purchase, in accordance with the terms of such options as such terms have been publicly disclosed prior to the date of the Offer to Purchase), shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing; (4) declared or paid, or proposed to declare or pay, any dividend or other distribution, whether payable in cash, securities or other property, on or with respect to any shares of capital stock of IKOS (other than in the event the Rights are redeemed, the price of redemption thereof) or issued, authorized, recommended or proposed the issuance or payment of any distribution; (5) altered or proposed to alter any material term of any outstanding security (including the Rights) other than to amend the Rights Agreement to make the Rights inapplicable to the Offer and the Proposed Merger; (6) incurred any debt other than in the ordinary course of business and consistent with past practices or any debt containing burdensome covenants; except with respect to the Merger Agreement, authorized, recommended, proposed or entered into an agreement, agreement in principle or arrangement or understanding with respect to any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets, release or relinquishment of any material contractual right, any material change in IKOS' capitalization, or other right of IKOS or any of its subsidiaries or any comparable event not in the ordinary course of business; (7) except with respect to the Merger Agreement, authorized, recommended, proposed or entered into, or announced its intention to authorize, recommend, propose or enter into, any agreement, arrangement or understanding with any person or group that, in the sole judgment of Purchaser, could adversely affect either the value of IKOS or any of its subsidiaries, joint ventures or partnerships or the value of the Shares to Mentor or Purchaser, including an amendment to the Merger Agreement;

  (8) transferred into escrow any amounts required to fund any existing benefit, employment or severance agreement with any of IKOS' employees other than in the ordinary course of business and consistent with past practice, or entered into or amended any employment, change in control, severance, executive compensation or similar agreement, arrangement or plan with or for the benefit of any of its employees, consultants or directors, or made grants or awards thereunder, other than in the ordinary course of business or entered into or amended any agreements, arrangements or plans so as to provide for increased or accelerated benefits to any such persons;
  (9) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended) of IKOS or any of its subsidiaries, or Purchaser shall have become aware of any such action that was not disclosed in publicly available filings prior to the date of the Offer to Purchase; (10) amended or authorized or proposed any amendment to IKOS' Certificate of Incorporation or Bylaws, or Purchaser shall have become aware that IKOS or any of its subsidiaries shall have proposed or adopted any such amendment that was not disclosed in publicly available filings prior to the date of the Offer to Purchase; (11) issued, sold, or authorized or announced or proposed the issuance of or sale to any person of any debt securities or any securities convertible into or exchangeable for debt securities or any rights, warrants or options entitling the holder thereof to purchase or otherwise acquire any debt securities or incurred or announced its intention to incur any debt otherwise than in the ordinary course of business and consistent with past practice; or (12) agreed in writing or otherwise to take any of the forgoing actions or Mentor or Purchaser shall have learned about any such action which has not previously been publicly disclosed by IKOS and also set forth in filings with the SEC;

      (h) any required approval, permit, authorization or consent of any governmental authority or agency shall not have been obtained on terms satisfactory to Mentor in its sole discretion;

      (i) Mentor or Purchaser shall have reached an agreement or understanding with IKOS providing for termination of the Offer, or Mentor, Purchaser or any other affiliate of Mentor shall have entered into a definitive agreement or announced an agreement in principle with IKOS providing for a merger or other business combination with IKOS or the purchase of stock or assets of IKOS;

      (j) (1) any covenant, term or condition in any of IKOS or any of its subsidiaries', joint ventures' or partnerships' instruments, licenses, or agreements is or may be materially adverse to the value of the Shares in the hands of Purchaser (including, but not limited to, any event of default that may ensue as a result of the consummation of the Offer or the Proposed Merger or the acquisition by Mentor of control of IKOS) or (2) any material contractual right, intellectual property or supply agreement of IKOS or any of its subsidiaries or affiliates shall be impaired or otherwise adversely affected or any material amount of indebtedness of IKOS or any of its subsidiaries, joint ventures or partnerships shall become accelerated or otherwise become due before its stated due date, in either case, with or without notice or the lapse of time or both, as a result of the Offer or the Proposed Merger;

      (k) Purchaser shall have determined in its sole discretion that Section 2115 of the California General Corporation Law (the "CGCL") applies to the Offer or the Proposed Merger; or

      (l) Mentor or Purchaser shall not have obtained any waiver, consent, extension, approval, action or non-action from any governmental authority or any agency, which is necessary to consummate the Offer; which, in the reasonable judgment of Mentor or Purchaser in any such case, and regardless of the circumstances (including any action or inaction by Mentor or Purchaser or any of their affiliates) giving rise to any such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment.

   The conditions to the Offer set forth in subparagraphs (a)-(l) above may be waived by Mentor or Purchaser in whole or in part at any time in their reasonable discretion.

   The Schedule TO states that the principal executive offices of Purchaser are located at 8005 S.W. Boeckman Road, Wilsonville, Oregon 97070-7777.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

   Except as described or referred to in this Item 3, there exists on the date hereof no material agreement, arrangement or understanding and no actual or potential conflict of interest between IKOS or its affiliates and either (i) IKOS, its executive officers, directors or affiliates or (ii) Mentor Graphics Corporation or Fresno Corporation or any of their respective executive officers, directors or affiliates.

Effect of Change of Control Transaction Under IKOS' Stock Option Plans

   IKOS maintains a 1995 Stock Option Plan and a 2000 Nonstatutory Stock Option Plan (the "Employee Option Plans"), as well as the Virtual Machine Works 1994 Incentive Stock Option Plan (the "VMW Plan") for its employees, and a 1995 Outside Director Stock Option Plan (the "Director Option Plan") for its outside directors. Under the terms of the Employee Option Plans and the currently outstanding non-plan options, in the event of a transfer of control, the acquiring corporation may either assume or substitute for the outstanding options. If the acquiring corporation in a transfer of control does not assume or substitute for the outstanding options, any unexercisable or unvested portion of the outstanding options shall be immediately exercisable and vested in full as of the date ten days prior to the date of the transfer of control. Under the Director Option Plan, all options become immediately exercisable and vested in full as of the date ten days prior to the date of a transfer of control. A "transfer of control" is defined in both the Employee Option Plans, the non-plan options and the Outside Director Plan as: (a) the direct or indirect sale or exchange of more than 50% of the voting stock of IKOS, (b) a merger or consolidation to which IKOS is a party, (c) the sale, exchange or transfer or all or substantially all of the assets of IKOS, or (d) a liquidation or dissolution of IKOS, in which the stockholders of IKOS immediately before any such transaction do not retain direct or indirect beneficial ownership of more than 50% of the total combined voting power of the surviving entity. Under the VMW Plan, all unvested options could accelerate upon a transfer of control; however, there are no unvested options under the VMW Plan. Both the Merger and the Offer would constitute a transfer of control under the Employee Plans, the non-plan options and the Outside Director Plan.

   As of December 15, 2001, directors and executive officers of IKOS held outstanding stock options to purchase an aggregate of 1,277,073 shares of IKOS common stock, 158,480 of which are held by outside directors. Under the terms of the Merger, Synopsys will assume all outstanding stock options held by IKOS' directors and executive officers. There is currently no provision for assumption of options under the Offer. Pursuant to the Director Option Plan, all of the unvested option shares held by the outside directors would vest in full and become exercisable immediately prior to the closing of the Merger. Pursuant to the Director Option Plan, all of the unvested option shares held by the outside directors would also vest in full and become exercisable immediately prior to the consummation of the Offer. The table below sets forth the total number of option shares held by each outside director as of December 15, 2001 and the number of unvested option shares as of such date. Each outside director will receive an additional option to purchase 6,000 shares of IKOS common stock at the time of IKOS' annual meeting in 2002, vesting of which would also accelerate.

                                              Total Number of Number of Unvested
  Name                                         Option Shares    Option Shares
  ----                                        --------------- ------------------
Jackson Hu...................................     33,240            18,740
James Oyler..................................     46,000            24,000
Glenn Penisten...............................     46,000            24,000
William Stevens..............................     33,240            18,740

   The intrinsic value of such unvested stock options (based on a value of $11.00 per share offered pursuant to the Offer and net of the applicable exercise price) held by Messrs. Hu, Oyler, Penisten and Stevens are $43,850, $61,563, $61,563 and $43,850, respectively, or $210,826 in the aggregate.

   IKOS' executive officers held options to purchase an aggregate of 1,118,593 shares of IKOS common stock as of December 15, 2001. Under the terms of the Merger, Synopsys will assume all outstanding stock options, which would therefore not vest in full upon the consummation of the Merger. There is currently no provision for assumption of options under the Offer and, under the terms of the Employee Option Plans, options that are not assumed will vest in full and become immediately exercisable. Each of the executive officers has also entered into a change of control agreement, pursuant to which their stock options will accelerate and become fully vested in the event of certain terminations of employment after a change of control. See "Change of Control Agreements" below. If the options held by the executive officers are not assumed by Mentor, in the event the Offer is consummated, such options would therefore vest in full and become exercisable immediately prior to the consummation of the Offer. The table below sets forth the total number of option shares held by each executive officer as of December 15, 2001 and the number of unvested option shares as of such date.

                                            Total Number of Number of Unvested
         Name                                Option Shares    Option Shares
         ----                               --------------- ------------------
Gerald Casilli, Chairman of the Board......      97,800           46,875
Ramon Nunez, President and Chief Executive
 Officer...................................     362,743          127,563
Thomas Gardner, VP Worldwide Sales.........     105,000           56,417
Daniel Hafeman, Chief Technical Officer....     138,550           36,709
Robert Hum, Chief Operating Officer........     271,000          133,416
Joseph Rockom, Chief Financial Officer and
 Secretary.................................     143,500           52,000

The intrinsic value of such unvested stock options (based on a value of $11.00 per share offered pursuant to the Offer and net of the applicable exercise price) held by Messrs. Casilli, Nunez, Gardener, Hafeman, Hum and Rockom are $206,683, $615,253, $308,461, $200,011, $559,978 and $258,826, respectively, or
$2,149,212 in the aggregate.

Employment Arrangements with IKOS' Officers

   IKOS has an employment agreement with Ramon A. Nunez, IKOS Chief Executive Officer, President and Director. Mr. Nunez's employment agreement provides that Mr. Nunez shall receive an annual salary, subject to annual review, and other benefits on the same basis as other members of senior management. Mr. Nunez's salary for the year ended September 29, 2001 was $337,098. Mr. Nunez participates in a Management Incentive Plan whereby he and other members of senior management are entitled to a performance bonus for attaining specified earnings objectives as outlined by the Compensation Committee. In addition, Mr. Nunez and other executives are granted options to purchase shares of common stock at the discretion and recommendation of the Chairman of the Board and approved by the Compensation Committee. Mr. Nunez's employment pursuant to his employment agreement may be terminated by IKOS at any time, with or without cause; provided, however, if Mr. Nunez's employment is terminated by IKOS for any reason other than cause (as defined in the employment agreement) he shall be entitled to the following severance benefits: (i) payment over a nine
(9) month period of a monthly amount equal to his average monthly income received from IKOS, which includes all compensation received, for the twelve
(12) months prior to his termination; (ii) continued vesting of stock options granted pursuant to his employment agreement; and (iii) continued provision of employee benefits for the nine (9) month period following termination. The employment agreement is filed as an exhibit hereto and is incorporated herein by reference.

   Robert Hum, the Chief Operating Officer of IKOS, has executed an employment agreement with Synopsys, which would be effective upon the closing of the Merger. This agreement provides for an increase in salary and bonus over the amounts he is currently being paid and for additional Synopsys stock options to be granted to him following the closing of the Merger and places a non-competition prohibition on Mr. Hum, which lasts until the later of one year after termination of employment and the second anniversary of the closing of the Merger. Pursuant to this agreement, either Synopsys or Mr. Hum can terminate the employment relationship for any reason at any time. However, if Mr. Hum is terminated without cause or resigns for good reason, he will be entitled to continuation of his base salary (including the target bonus to which he would have been entitled had he remained employed through the year of termination), vacation pay and insurance and health benefits until the later of one year after the termination of employment and the second anniversary of the closing of the Merger. In addition, his former IKOS stock options would accelerate and vest in full.

Change of Control Agreements

   IKOS has entered into change of control agreements with each of its current executive officers (Ramon Nunez, Joseph Rockom, Thomas Gardner, Robert Hum and Daniel Hafeman) and with Gerald Casilli. These agreements provide that if, within one year of a "transfer of control," such officer's employment is terminated without cause (as defined in the agreements), or the officer terminates his employment as a result of being required to relocate more than 30 miles or because his base salary immediately prior to the transfer of control is reduced, he shall continue to receive his base salary (including commission, if any, based on the prior year's average), vacation and insurance and health benefits for a period of one (1) year after his date of termination. In addition, these agreements provide that any unvested stock options held by an executive officer on such date of termination shall become fully vested. A "transfer of control" is defined as having occurred upon, among other things, the direct or indirect sale or exchange by stockholders of all or substantially all of the stock of IKOS, a merger or acquisition to which IKOS is a party or the sale, exchange or transfer of all or substantially all of IKOS' assets, in each case in which the stockholders of IKOS immediately before the sale, exchange or merger do not retain at least a majority of the beneficial interest in IKOS' voting stock. The consummation of the Merger would constitute a transfer of control under such agreements. The consummation of the Offer would also constitute a transfer of control under such agreements. These change of control agreements are filed as exhibits hereto and are incorporated herein by reference.

   As a condition to the Merger, each of the persons listed above, with the exception of Mr. Hum and Mr. Casilli, were required to execute amendments to their existing change of control agreements, which would be effective upon the closing of the Merger. The amendments place a non-competition provision of such persons, which lasts until the earlier of one year after termination of employment or the second anniversary of the closing of the Merger. If within the first two years after the closing of the Merger, these employees are terminated without cause or they resign as a result of being required to relocate more than 30 miles or because their base salary immediately prior to the closing is reduced, they will be entitled to continuation of their base salary (including the target bonus for which they would have been eligible had they remained employed through the year of termination), vacation pay, and insurance and health benefits until the earlier of one year after the termination of employment or the second anniversary of the closing of the Merger. In addition, they would receive accelerated vesting of all of their former IKOS options. The amendment to Mr. Nunez's change of control agreement provides that Synopsys may extend his non-competition period for an additional twelve months if Synopsys continues the salary and benefits referred to above during the twelve-month period.

Bonus Plan Under the Merger

   Certain management and non-management employees of IKOS determined by IKOS management would, upon completion of the Merger, be eligible to participate in a bonus plan ranging from $0 to $7.5 million, which would be paid on or near the closing date of the Merger. The total bonus amount would be calculated using the same metrics that would be used to calculate the purchase price per IKOS share under the terms of the Merger Agreement. IKOS shall determine the employees to participate in the bonus plan and the amount to be paid to each, subject to certain minimum amounts to be paid to non-management employees. The first $2 million of the bonus plan would be allocated exclusively to non-management employees. In the event that the Merger closes prior to June 30, 2002 at a price per share of $15, the total bonus plan amount will equal $5.0 million.

Confidentiality Agreement

   IKOS and Mentor previously entered into a Confidentiality Agreement dated June 16, 2000 (the "Confidentiality Agreement") in connection with discussions regarding a possible acquisition of IKOS by

Mentor or other business combination. The Confidentiality Agreement is filed as an exhibit hereto and is incorporated herein by reference.

Voting Agreements

   In connection with the Merger, each of IKOS' directors and executive officers have entered into voting agreements with Synopsys which require them to vote all of their shares of IKOS common stock in favor of approval of the Merger Agreement and against any other merger or other business combination proposals, with certain exceptions. The voting agreements terminate on the earlier of the completion of the Merger or the termination of the Merger Agreement in accordance with its terms. As of December 15, 2001, there were 532,653 shares of IKOS common stock subject to the voting agreements, which represent approximately 5.7% of the outstanding IKOS common stock as of such date. The form of voting agreement is filed as an exhibit hereto and is incorporated herein by reference.

Indemnification; Directors and Officers' Insurance

   IKOS has previously entered into indemnification agreements with each of its directors and executive officers, the form of which is filed as an exhibit hereto and is incorporated herein by reference.

   The terms of the Merger Agreement provide that for not less than six years after the effective time of the Merger, Synopsys will indemnify and hold harmless the present and former officers, directors, employees and agents of IKOS in respect of acts or omissions occurring on or prior to the effective time of the Merger to the extent provided for under IKOS' certificate of incorporation and bylaws and each indemnification agreement with IKOS directors and officers to which IKOS is a party, in each case in effect on July 2, 2001, as limited from time to time by applicable law.

   In addition, the terms of the Merger Agreement provide that for a period of six years after the completion of the Merger, Synopsys will provide directors' and officers' liability insurance in respect of acts or omissions occurring on or prior to the completion of the Merger covering each person currently covered by IKOS' directors' and officers' liability insurance policy on terms at least as favorable as the coverage in effect on July 2, 2001. However, Synopsys would not be obligated to pay, or to cause the surviving corporation in the Merger to pay, premiums in excess of 150% of the amount per annum IKOS paid in its last fiscal year. Moreover, if Synopsys or the surviving corporation in the Merger were unable to obtain the insurance required by the Merger Agreement, it shall obtain as much comparable insurance as possible for an annual premium equal to such maximum amount.

Item 4. The Solicitation or Recommendation.

Background

   In 1997 IKOS received an unsolicited inquiry from Mentor regarding a potential business combination. Although IKOS and Mentor engaged in preliminary discussions, the discussions were terminated by Mentor prior to any formal acquisition or business combination proposal.

   In late 1999, an investment banker representing IKOS contacted Dennis Weldon, Treasurer of Mentor, concerning the possibility of a business combination transaction. Mr. Weldon informed the investment banker that Mentor was not interested in pursuing such a transaction at that time.

   On May 10, 2000, at a meeting arranged by Larry Melling, IKOS' former Vice President of Business Development and Strategic Marketing, Ramon Nunez, Chief Executive Officer of IKOS, and Mr. Melling met with Gregory Hinckley, who is now the President and Chief Operating Officer of Mentor, in San Jose, California, to discuss how IKOS and Mentor might work together.

   On June 7, 2000, Mr. Nunez and Robert Hum, IKOS' Senior Vice President and Chief Operating Officer and other IKOS representatives met with Dr. Walden Rhines, who is now the Chairman of the Board of

Directors and Chief Executive Officer of Mentor, Mr. Hinckley and other representatives of Mentor to discuss the differences between Mentor's and IKOS' emulation technology and IKOS' emulation product roadmap.

   Following the June 7, 2000 meeting, an independent technology consultant to Mentor met with representatives of IKOS at the Hilton Garden Hotel in Cupertino, California to further evaluate IKOS' emulation technology and products.

   On June 16, 2000, Mentor and IKOS entered into a confidentiality and standstill agreement to permit Mentor to conduct a due diligence investigation of IKOS' business and products.

   In late June 2000, Mr. Hinckley contacted Mr. Melling to arrange a meeting with IKOS representatives in Paris, France. On July 6, 2000, Dr. Rhines, Mr. Hinckley, Mr. Weldon and other representatives of Mentor met with Mr. Nunez, Mr. Hum and Mr. Melling in Paris to discuss the merits of a possible business combination. Shortly after this meeting, Mr. Hinckley and Dr. Rhines informed Mr. Nunez that before Mentor could reach any decision regarding a potential business combination transaction, Mentor needed to hire a general manager for its emulation division and evaluate the needs of its own emulation division. As a result, these discussions terminated in July 2000 without any formal proposal being submitted by Mentor.

   On July 27, 2000, Mr. Nunez, Joseph Rockom, Chief Financial Officer, Vice President of Finance and Administration and Secretary of IKOS, and Mr. Weldon discussed the possibility of an original equipment manufacturing agreement between IKOS and Mentor. These discussions ended without reaching any agreement, and there were no further discussions concerning other types of business relationships.

   On November 9, 2000, Mr. Hinckley met with Mr. Nunez and Gerald Casilli, Chairman of the Board of Directors of IKOS, to discuss the possibility of an introductory meeting between IKOS management and Eric Selosse, whom Mentor had hired in October 2000 to be the general manager of Mentor's emulation division. On December 5, 2000, Mr. Selosse met with Mr. Nunez and another representative of IKOS and held a general discussion concerning the emulation industry and IKOS' product lines. These discussions were terminated by Mentor without any formal proposal being made by Mentor regarding an acquisition of IKOS.

   On April 11, 2001, Mr. Selosse contacted Mr. Nunez to request a meeting. At a meeting held on April 17, 2001, Mr. Nunez received an unsolicited indication of interest regarding the acquisition of IKOS by Mentor from Mr. Selosse and Mr. Weldon, who joined the meeting by telephone. Mr. Nunez indicated a willingness to consider a proposal, but no specific terms were discussed at this meeting. Mr. Nunez stated that IKOS had engaged Needham & Company, Inc. ("Needham & Company") as IKOS' financial advisor. Mr. Weldon told Mr. Nunez that Mentor would deliver a term sheet to IKOS within approximately two weeks.

   On April 19, 2001, IKOS requested that Needham & Company inquire about the level of interest from other potential strategic partners and/or candidates for a business combination transaction regarding a strategic alliance or business combination transaction with IKOS. In addition, on April 19, 2001, IKOS management developed a list of potential merger partners with Needham & Company.

   From April 19, 2001 through April 27, 2001, on behalf of IKOS, Needham & Company contacted four potential merger partners, including Synopsys, Mentor and one other EDA company, as well as one financial buyer, and requested that interested parties submit proposals for consideration.

   On April 23, 2001, Mr. Rockom left a voice mail message for Dean Freed, Vice President, General Counsel and Secretary of Mentor, regarding the need for Mentor to enter into a new confidentiality and standstill agreement in connection with the ongoing discussions regarding a potential business combination transaction. Mr. Rockom also called Mr. Weldon stating that Mentor would be required to execute a new confidentiality and standstill agreement. Mr. Rockom recognized that Mentor was already party to a confidentiality and standstill agreement with IKOS dated June 16, 2000, which had six month standstill and nonsolicitation covenants that had expired. Accordingly, Mr. Rockom wanted Mentor to enter into a new confidentiality and standstill agreement with new two-year standstill and nonsolicitation covenants, which would apply from the date of such agreement. However, recognizing that Mentor was already bound by the existing nondisclosure agreement, and in order to facilitate discussions between Mentor and IKOS toward a mutually beneficial transaction, after leaving these voice mails, Mr. Rockom furnished Mr. Weldon with projections prepared by IKOS for fiscal years 2001 and 2002.

   Following receipt of the projections prepared by IKOS, Mr. Freed faxed to Mr. Rockom a copy of the June 16, 2000 confidentiality agreement between Mentor and IKOS. In a voice mail message and telephone conversation, a representative of Needham & Company informed Mr. Freed that the June 16, 2000 confidentiality agreement would not be acceptable to cover further contemporaneous discussions in light of IKOS' need for, among other things, new standstill and nonsolicitation periods. No new confidentiality and standstill agreement was entered into between Mentor and IKOS.

   In a voice mail message left with Mr. Weldon on April 26, 2001, a representative of Needham & Company stated that since IKOS had received multiple expressions of interest, IKOS was commencing a bid procedure with bids due on May 4, 2001. On April 29, 2001 a representative of Needham & Company and Mr. Weldon had a telephone conversation during which Mr. Weldon indicated that Mentor was interested in negotiating an acquisition of IKOS, but would not participate in the bidding process outlined by IKOS and Needham & Company.

   On April 30, 2001, Synopsys and Needham & Company, on behalf of IKOS, entered into a non-disclosure agreement (the "Confidentiality Agreement") in order to permit Synopsys to conduct a due diligence investigation of IKOS' business and technology. On May 4, 2001, Needham & Company, on behalf of IKOS, received a proposal for a business combination from an EDA company other than Mentor or Synopsys, and IKOS and Needham & Company entered into preliminary discussions with this EDA company regarding its proposal. On May 5, 2001, Mentor reiterated to Needham & Company that Mentor did not want to participate in the bidding process for IKOS and that it would not make a proposal to acquire IKOS. On May 7, 2001, Needham & Company received a proposal from Synopsys to enter into a business combination with IKOS with further discussions and diligence conditioned on IKOS entering into a 30-day exclusivity agreement with Synopsys. IKOS did not receive any other indication of interest from any other potential merger partners.

   At a meeting of the IKOS Board on May 9, 2001, the IKOS Board reviewed the terms of the proposals from Synopsys and the other EDA company for a business combination transaction. Needham & Company representatives advised the IKOS Board that Mentor had indicated that it would not be making a proposal. Neither Needham & Company nor IKOS had received any contact or expression of interest from Mentor between May 5 and May 9, 2001 regarding a possible acquisition of IKOS. The IKOS Board noted that Mentor had previously engaged in preliminary discussions to acquire IKOS and had terminated those discussions without making any acquisition proposal. After considering the two acquisition proposals received by IKOS, as well as IKOS' prospects as an independent company, the IKOS Board concluded that the Synopsys transaction represented the most attractive alternative available to IKOS, assuming a mutually agreeable definitive agreement could be negotiated. Accordingly, the IKOS Board authorized management to negotiate revisions to the term sheet with Synopsys to clarify that IKOS would have a right to terminate the merger agreement on receipt of a superior offer and subject to such revisions, to enter into a 30-day exclusivity agreement with Synopsys to permit negotiation of a definitive merger agreement and completion of due diligence.

   On May 9, 2001, Synopsys and IKOS executed a non-binding term sheet setting forth proposed terms for a possible strategic combination of IKOS and Synopsys. Also on that date, Synopsys and IKOS entered into a letter agreement in which IKOS agreed not to solicit or negotiate an alternative acquisition proposal by a party other than Synopsys until June 9, 2001.

   From time to time after the execution of the May 9, 2001 letter agreement between IKOS and Synopsys, representatives of Needham & Company received oral indications from Mentor regarding Mentor's apparent interest in acquiring IKOS. In light of IKOS' obligations under its agreement with Synopsys, Needham &

Company did not respond to Mentor's indications of interest. At no time did Mentor submit any written indication of interest to IKOS or its representatives, nor did Mentor communicate any proposal, either orally or in writing, to IKOS or its representatives.

   On June 9, 2001, Synopsys and IKOS entered into a letter agreement to extend the term of the May 9, 2001 letter agreement to June 27, 2001.

   At a special meeting of the IKOS Board on June 27, 2001, the IKOS Board concluded that the proposed merger with Synopsys was the most attractive alternative available to IKOS, and was fair to and in the best interests of the IKOS stockholders, and approved the merger agreement, the merger and the related agreements, subject to the final resolution of certain open issues being resolved as directed by the IKOS Board. The IKOS Board also authorized the extension of the letter agreement through July 2, 2001 to permit final negotiations to be completed.

   On June 27, 2001, Synopsys and IKOS entered into a letter agreement to extend the term of the June 9, 2001 letter agreement to July 2, 2001.

   On July 2, 2001, IKOS and Synopsys executed an Agreement and Plan of Merger and Reorganization (the "Merger Agreement") providing for the merger of a wholly-owned subsidiary of Synopsys with and into IKOS with IKOS surviving as a wholly-owned subsidiary of Synopsys (the "Merger"), and issued a joint press release announcing the signing of the Merger Agreement.

   On August 1, 2001, Synopsys and IKOS amended the Merger Agreement to clarify the amount of the bonus plan provided in connection with the Merger Agreement in the event that the Merger closes prior to June 30, 2002, and the IKOS Board approved and ratified the Merger Agreement as amended.

   On December 3, 2001, Ms. Anne Sanquini (Wagner), Vice President of Mentor, contacted Mr. Nunez's assistant to schedule a meeting for 3:00 pm on Thursday, December 6, 2001. On December 5, 2001, Ms. Sanquini (Wagner) contacted Mr. Nunez's assistant to reschedule the meeting from 3:00 pm to 5:00 pm on Thursday, December 6, 2001. At 5:00 pm, Thursday, December 6, 2001, Mr. Gregory Hinckley, President and Chief Operating Officer of Mentor, hand delivered to Mr. Nunez a letter addressed to the IKOS Board containing an unsolicited proposal to acquire all of the outstanding shares of IKOS through a cash tender offer for $11.00 per share. Mr. Hinckley's December 6, 2001 letter purported to compare the Offer to the Merger, although it did not describe the conditions to the Offer. The letter referenced IKOS' obligations under Section 5.2 of the Merger Agreement, requested prompt access to information concerning IKOS and stated that "[f]ollowing satisfactory completion of confirmatory due diligence, we would expect to enter into definitive documentation for the transaction and consummate the transaction as soon as possible thereafter." A copy of this letter is filed as Exhibit (a)(5)(A) to this Statement and is incorporated herein by reference.

   On December 6, 2001, Mentor and Purchaser filed a lawsuit in the Court of Chancery of the State of Delaware against IKOS, the IKOS Board, Synopsys and Oak Merger Corporation ("Oak") alleging, among other things, that the termination fee set forth in the Merger Agreement is unreasonable, that certain operating restrictions and other conditions set forth in the Merger Agreement impose onerous restrictions on the authority of the IKOS Board to manage IKOS and that the no-shop provision set forth in the Merger Agreement insofar as it is operative after the IKOS stockholders approve the Merger Agreement is too onerous. This lawsuit further alleges that the members of the IKOS Board breached their fiduciary duties in connection with the Merger Agreement and that Synopsys and Oak aided and abetted such breaches. This lawsuit seeks, among other things, injunctive and declaratory relief, including an order enjoining the enforcement of the no-shop provisions and termination fee in the Merger Agreement, and unspecified damages.

   On Friday, December 7, 2001, Mentor and Purchaser commenced the Offer. Mentor filed with the SEC a Schedule TO outlining the principal terms and conditions of the Offer and a Schedule 13D disclosing that it had acquired 841,600 shares of IKOS common stock, approximately 9% of the total outstanding shares of

IKOS. In particular, the Schedule TO revealed that the Offer was conditioned upon a waiver of the termination fee set forth in the Merger Agreement (the "Termination Condition") and numerous other conditions.

   On December 7, 2001, Mentor and Purchaser filed a lawsuit in the United States District Court for the District of Delaware against IKOS seeking an order and judgment from the Court declaring that the Offer and Schedule TO and Mentor's Schedule 13D are not in violation of the federal securities laws and that Mentor did not violate federal insider trading laws when it purchased shares of IKOS common stock on the open market beginning in July 2001 and when it made the Offer.

   On Friday, December 7, 2001, IKOS issued a press release stating that Mentor had commenced the Offer and that the IKOS Board would consider the Offer consistent with its fiduciary duties and that it would respond on or before December 20, 2001.

   At a special meeting of the IKOS Board on December 8, 2001, Needham & Company, IKOS' financial advisor, provided the IKOS Board with a preliminary summary of the financial terms and conditions of the Offer. The IKOS Board also received advice from Gray Cary Ware & Freidenrich, LLP ("Gray Cary"), IKOS' outside legal counsel, regarding the IKOS Board's fiduciary duties to the IKOS stockholders, IKOS' contractual obligations under the Merger Agreement and the terms and conditions of the Offer. IKOS' outside legal counsel also provided a preliminary summary of the lawsuits filed by Mentor against IKOS.

   On December 10, 2001, the IKOS Board met again to discuss and consider the Offer and related matters. The IKOS Board consulted with Needham & Company regarding the financial terms of the Offer. The IKOS Board also received advice from Gray Cary regarding its contractual rights and obligations under the Merger Agreement, including the IKOS Board's right to engage in negotiations and provide information in connection with a Superior Proposal, and IKOS' right to terminate the Merger Agreement in favor of a Superior Proposal, and the process and timing of the IKOS Board's decision and recommendation to the IKOS stockholders. The IKOS Board discussed the conditions to the Offer and the Merger and requested that Needham & Company prepare and present at the next board meeting financial analyses comparing the terms of the Offer to the Merger from a financial point of view.

   At a special meeting of the IKOS Board on December 12, 2001, Needham & Company presented to the IKOS Board financial analyses comparing the terms of the Offer to the Merger from a financial point of view. The IKOS Board determined, based on the information available to it, that the Offer was a bona fide proposal, and that it was likely that the Termination Condition would either be waived by Mentor or alternatively that Mentor would permit IKOS to pay the termination fee and offer IKOS stockholders a per share price equal to $11.00 per share less the $5.5 million termination fee. Needham & Company provided analyses of the Offer compared to the Merger in light of these alternatives. The IKOS Board noted that the Offer was proposed to be consummated in January 2002, although an extension was likely, while the Merger was scheduled to close in July or August, 2002. The IKOS Board discussed with its financial and legal advisors the conditions contained in the Offer, including the Termination Condition, which precludes IKOS from paying any portion of the termination fee required in the event IKOS terminates the Merger Agreement, as well as other conditions to the Offer. The IKOS Board then reviewed the conditions in the Merger Agreement, including the minimum financial performance conditions and the employee retention condition. After review and discussion of the terms and conditions of the Offer, including the likelihood and timing of its consummation, and after consultation with Needham & Company, the IKOS Board determined that the Offer would result in a transaction more favorable to the IKOS stockholders from a financial point of view than the Merger (defined in the Merger Agreement as a "Superior Proposal"). The IKOS Board also determined, after consultation with its outside legal counsel, that it was necessary in the exercise of its fiduciary duties to the IKOS stockholders to engage in discussions with Mentor, disclose to Mentor nonpublic information relating to IKOS and grant Mentor access to IKOS properties, subject to compliance with IKOS' obligations under the Merger Agreement as required under the Merger Agreement. Outside legal counsel communicated these determinations to Synopsys by letter dated December 12, 2001. A copy of this letter is filed as Exhibit (a)(5)(H) to this Statement and is incorporated herein by reference. Mr. Nunez communicated these determinations orally to Aart de Geus, Chairman of the Board and Chief Executive Officer of Synopsys and Steve Shevick, Vice President and General Counsel of Synopsys.

   On the same day, outside legal counsel for IKOS transmitted a nondisclosure agreement containing identical terms to the Confidentiality Agreement between IKOS and Synopsys to outside legal counsel for Mentor. A copy of this transmittal letter is filed as Exhibit (a)(5)(G) to this Statement and is incorporated herein by reference.

   On December 17, 2001, outside legal counsel for Mentor contacted outside legal counsel for IKOS to advise that Mentor was unwilling to sign the nondisclosure agreement in the form proffered. On December 18, 2001, outside legal counsel for Mentor, in a letter to outside legal counsel for IKOS, proposed that IKOS waive in favor of Mentor, Synopsys and any other third party signing the nondisclosure agreement certain provisions of the nondisclosure agreement which benefit IKOS, including the standstill and nonsolicitation covenants. A copy of this letter is filed as Exhibit (a)(5)(I) to this Statement and is incorporated herein by reference.

   At a special meeting of the IKOS Board on December 18, 2001, the IKOS Board reviewed with its financial advisors and outside legal counsel the terms and conditions contained in the Offer. The IKOS Board took note of the Termination Condition which requires that no fee can be paid by IKOS in connection with the termination of the Merger Agreement. The IKOS Board concluded that, although Mentor is challenging the termination fee provided for in the Merger Agreement in Delaware court, the IKOS Board has no right to avoid the fee otherwise payable to Synopsys under the Merger Agreement in connection with the termination of the Merger Agreement by IKOS in favor of a Superior Proposal. The IKOS Board took note that for purposes of considering in good faith whether the Offer "would result in" a Superior Proposal, the IKOS Board considered that, because the Offer appeared bona fide, it was likely that Mentor would eventually either waive the condition or permit IKOS to pay the fee and reduce consideration to the stockholders. The IKOS Board was now called upon to consider whether IKOS stockholders should currently tender shares in the Offer, and recognized that currently the Termination Condition could not be satisfied and that therefore the Offer could not be consummated, without action by Mentor, Synopsys or the Delaware courts, all of which were beyond IKOS' control. The IKOS Board also noted that, although the IKOS Board had determined that the Offer would result in a Superior Proposal, the terms of the Merger Agreement restrict IKOS from engaging in any discussions or providing any nonpublic information or access to Mentor until such time that Mentor becomes a party to a nondisclosure agreement no less restrictive than the Confidentiality Agreement between Synopsys and IKOS. The IKOS Board took note that outside legal counsel to IKOS had delivered a form of nondisclosure agreement to outside legal counsel for Mentor on December 12, 2001, Mentor had not executed the nondisclosure agreement and that Mentor was requesting a waiver of certain provisions for the benefit of IKOS in the nondisclosure agreement, including the standstill and nonsolicitation covenants in favor of Mentor, Synopsys and any other third party who signed nondisclosure agreements. The IKOS Board, after consultation with outside legal counsel, concluded that the proposed waiver would potentially violate IKOS' obligations under the Merger Agreement. The IKOS Board took note that the Merger Agreement requires as condition of IKOS engaging in discussions or negotiations or providing nonpublic information or access to properties that IKOS enter into a nondisclosure agreement containing terms at least as restrictive as those applicable to Synopsys, and does not contemplate a unilateral waiver of the terms by IKOS and, accordingly, gives Synopsys a contractual right to insist that all terms in the Confidentiality Agreement in its current form be applied to a competing bidder. The IKOS Board further determined that the waiver was not in the best interest of IKOS and the stockholders, because the provisions for which a waiver was proposed were all for the benefit of IKOS. The IKOS Board authorized and directed legal counsel to IKOS to advise Mentor of these determinations. The IKOS Board then noted that it had the right to terminate the Merger Agreement in favor of an agreement representing a Superior Proposal but that no merger agreement had been proffered by Mentor. The IKOS Board considered the risks to the IKOS stockholders in the event the Merger Agreement is terminated without IKOS having negotiated a merger agreement with Mentor, including Mentor's ability unilaterally to withdraw the Offer or reduce the consideration payable under the Offer. The IKOS Board concluded that it was in the best interests of IKOS stockholders for IKOS to continue to comply with the terms of the Merger Agreement. In light of the Termination Condition and the absence of a negotiated merger agreement with Mentor, the IKOS Board concluded that the IKOS stockholders should not tender their shares in the Offer, as the Offer could not be consummated in accordance with its terms. The IKOS Board unanimously determined to recommend that the IKOS stockholders reject the Offer and not tender their shares in the Offer. The IKOS Board also unanimously determined to reaffirm its recommendation of the Merger and the Merger Agreement for the reasons set forth in the Form S-4.

   On December 18, 2001, outside legal counsel for IKOS declined Mentor's request for a waiver of certain provisions of the nondisclosure agreement. A copy of this letter is filed as Exhibit (a)(5)(J) to this Statement and is incorporated herein by reference.

   At a special meeting of the IKOS Board on December 19, 2001, the IKOS Board reviewed with its financial advisors and outside legal counsel the proposed recommendations of the IKOS Board and unanimously authorized the publication of the recommendations.

   On that same date after close of the trading markets, Dr. de Geus and Mr. Shevick telephoned Mr. Nunez to inquire as to IKOS' position with regard to the Offer and Mr. Nunez advised them of the IKOS Board's recommendations. The Synopsys representatives reaffirmed Synopsys' support for the Merger and the Merger Agreement.

   On the evening of December 19, 2001, outside legal counsel for IKOS received a letter from Brobeck Phleger & Harrison, outside legal counsel to Synopsys, in response to the Notice under Section 5.2 of the Merger Agreement provided by IKOS' legal counsel to Synopsys on December 12, 2001. The letter urges the IKOS Board to reconsider the determination by the IKOS Board that the Offer would result in a Superior Proposal. A copy of this letter is filed as Exhibit
(a)(5)(K) to this Statement and is incorporated herein by reference.

   On December 21, 2001 outside legal counsel for IKOS responded to the December 19, 2001 letter from outside legal counsel for Synopsys, advising that Synopsys' request for the IKOS Board to reconsider its determination that the Offer would result in a Superior Proposal would be considered at IKOS' next Board meeting and advising that IKOS is complying with its obligations under the Merger Agreement. The letter also requested that Synopsys cooperate with IKOS, consistent with the parties' obligations under the Merger Agreement, to prepare amendments to the Registration Statement covering Synopsys shares to be issued in the Merger as promptly as practicable in order to enable IKOS to hold a meeting of IKOS' stockholders to vote on the Merger as soon as practicable, and if possible on March 15, 2002, the date that all parties to the litigations in the Delaware Chancery Court have advised the Chancery Court is the earliest date on which such a meeting will be held. A copy of this letter is filed as Exhibit (a)(5)(M) to this Statement and is incorporated herein by reference.

   On December 21, 2001, outside legal counsel for Synopsys and IKOS agreed to a schedule for preparation of amendments to the Registration Statement.

   Mentor issued a press release on December 27, 2001 indicating that the Offer was extended until January 25, 2002 and filed an amendment to its Schedule TO to that effect.

   On January 16, 2002, counsel for Mentor delivered a letter to Gray Cary enclosing a draft merger agreement for consideration by the IKOS Board. On that same date, the Company issued a press release confirming receipt of the letter and the draft merger agreement and indicating that the IKOS Board would consider the merger agreement consistent with its fiduciary duties and its obligations under its current merger agreement with Synopsys.

   At a special meeting of the IKOS Board of Directors on January 21, 2002, the IKOS Board reviewed the January 16, 2002 correspondence from Mentor's outside counsel and the terms and conditions of the merger agreement proffered in executed form by Mentor pursuant to that correspondence (the "Mentor Proposal").

The IKOS Board received advice from Gray Cary on its fiduciary duties regarding the Mentor proposal and IKOS' contractual rights and obligations under the Synopsys merger agreement, including IKOS' right to engage in discussions and negotiate with regard to a superior proposal (as defined in the Synopsys merger agreement) and IKOS' right to terminate in favor of a proposal "constituting a Superior Proposal." The IKOS Board took note that the Mentor Proposal was irrevocable until January 31, 2002.

   Needham & Company presented to the IKOS Board financial analyses comparing the terms of the Mentor Proposal to the Merger from a financial point of view; these analyses did not differ in any material respect from the financial analyses presented on December 12, 2001 as the financial terms of the Mentor Proposal were identical to the Offer and the terms of the Synopsys merger had remained unchanged. The IKOS Board considered the advice of management regarding the Company's business and prospects and the risks attendant to the management revenue plan and determined that the outlook for the revenue plan was more conservative than on December 12, 2001, in light of recent announcements of potential customers indicating no improvement in their outlook in the near term; the IKOS Board concluded that there continued to be significant risks associated with management's revenue plan. The IKOS Board recognized that the consideration paid under the Synopsys merger agreement was tied to IKOS' performance under the revenue plan, with the associated risks, which compared unfavorably to the fixed consideration of $11.00 cash provided by the Mentor Proposal. Statements regarding the management revenue plan and IKOS' expected performance under that plan are forward looking statements and involve risks and uncertainties, including without limitation, current economic conditions, continued acceptance and development of IKOS' existing and new products, increased levels of competition, technological changes, IKOS' ability to retain its skilled workforce, customer demand, the potential distraction of management relating to the pending cash tender offer commenced by Mentor and other risks detailed from time-to-time in IKOS' periodic reports filed with the SEC.

   The IKOS Board then reviewed the conditions in the Mentor Proposal, noting that the closing of the tender offer was no longer conditioned on IKOS' not paying the termination fee to Synopsys, which removed the condition that IKOS had been unable to satisfy. The IKOS Board noted, however, that although a few other conditions to the Mentor Offer were eliminated in the Mentor Proposal, the Mentor Proposal contained significant conditions which were unusual for a negotiated acquisition agreement, and which created a very high risk of nonconsummation. In particular, the IKOS Board noted that the closing of the tender offer was conditioned on there being no litigation threatened or pending by any person, foreign or domestic, challenging or seeking to make the transaction illegal or seeking to restrain the making or consummation of the tender offer, challenging or seeking to or reasonably likely to impose voting, procedural price or other requirements on the tender offer or merger, or seeking material damages in connection with the tender offer, or imposing limitations in Mentor's ownership rights or "which in the reasonable discretion of [Mentor], might result in a diminution of the value of the Shares or the benefits expected to be derived by Parent as a result of the" tender offer or the merger agreement. The IKOS Board recognized that plaintiff stockholder litigation was likely, in light of the litigation pending currently, and that a lawsuit by Synopsys, even if without merit, was possible. The IKOS Board took note that these lawsuits would cause the "no litigation" condition in the tender offer to fail, even though Mentor would not be unduly harmed. The IKOS Board recognized that negotiated merger agreements rarely contained a "no litigation" condition extending to either threatened litigation or litigation brought by persons other than governmental authorities, or to litigation which "might" or "could reasonably be expected to" result in adverse effects, due to the highly conditional nature of such provisions, and the fact that in a negotiated acquisition the seller would be unwilling to accept the high risk of nonconsummation from such a condition.

   The IKOS Board also took note of the condition to the tender offer relating to extension of credit, which seemed to have no relationship to Mentor's ability to consummate the tender offer, and particularly the condition relating to market decline, which conditioned the transaction on there being no drop in any of three trading markets during the period the Offer had been pending (i.e. since December 7, 2001) of more than 10%. The IKOS Board viewed the market decline condition as a proxy for one of the few conditions Mentor had eliminated (no armed hostilities or other calamities) and noted the condition could easily be triggered by the effect on the market of a war, other armed conflict, natural disaster or simply high volatility in the market typical in the current troubled economic environment, and that it was particularly risky given the lengthy measurement period from December 7, 2001. The IKOS Board recognized that negotiated acquisition agreements rarely had a market decline condition due to the increased risk of nonconsummation which was unacceptable to the seller.

   Moreover, the IKOS Board considered the "truth of representation" condition to the tender offer which, unlike the Synopsys condition, was not measured only at closing, but instead was measured at any point in time during the tender period. The IKOS Board recognized that this condition in the Mentor Proposal presented more risk than the similar condition in the Synopsys proposal. The IKOS Board also reviewed the minimum condition, which required stockholders to tender at least a majority of outstanding Shares (when added to those shares owned by Mentor) on a fully diluted basis and noted that Mentor had deleted the definition of "fully diluted," making it unnecessarily difficult to determine if the condition had been satisfied. The IKOS Board also reviewed the conditions to the merger, only applicable after Mentor would have purchased more than a majority of the outstanding shares of IKOS, and noted that Mentor had conditioned the closing of the merger on the truth of representations and receipt of third party consents other than consents of governmental agencies, even though Mentor would own a majority of the IKOS outstanding shares at the time of the closing. The IKOS Board viewed this condition as creating a risk that stockholders who failed to tender would be stranded, and caused the Mentor Proposal to have a potential coercive effect.

   The IKOS Board also took note that although under the Mentor Proposal, Mentor was assuming that IKOS would pay Synopsys the $5.5 million termination fee due under the Synopsys merger agreement, Mentor had not, as is typical in a proposal by a competing bidder, offered to reimburse IKOS for such payment following IKOS' execution of the merger agreement. The IKOS Board understood that Mentor had left IKOS at risk for the $5.5 million payment if the Mentor transaction was not consummated, and the concluded that the risk to IKOS as to the payment of the fee was particularly acute due to the highly conditional nature of the Mentor Proposal.

   The IKOS Board concluded that if IKOS signed the agreement "as is," there would be a significant risk of nonconsummation. The IKOS Board took note that if IKOS terminated the Synopsys merger agreement and executed the Mentor agreement, and if one of the conditions to the Mentor transaction were not satisfied, Mentor could walk away from the transaction, leaving IKOS out the $5.5 million termination fee, or instead force IKOS to accept reduced consideration for IKOS stockholders. The IKOS Board took note of the much shorter time during which the conditions to the Mentor Proposal were likely applicable, which could be as short as ten business days after execution of the agreement, but which the IKOS Board believed would not likely be longer than 30 business days after such execution (although a provision in the merger agreement extended the offer through September 14, 2002 if conditions were not satisfied). The IKOS Board took note of the period the conditions in the Synopsys merger agreement were applicable, which was until a closing estimated for August or September 2002. The IKOS Board also took note of the Synopsys merger agreement's financial performance condition and the employee retention condition, which provided significant risk of nonconsummation for the Synopsys merger, given the uncertain economy and the potential for employee turnover during a lengthy preclosing period. The IKOS Board concluded that, given the risks associated with the management's revenue plan, the fact that the Mentor transaction offered $11.00 per share in cash regardless of IKOS' financial performance, the significantly shorter time to close the Mentor Proposal, and the fact that the IKOS Board believed in good faith, based on the terms of other negotiated acquisition agreements, that the conditions in the Mentor Proposal creating significant risk of nonconsummation would likely be able to be negotiated out of the merger agreement and that Mentor would likely be willing to reimburse IKOS for the $5.5 million breakup fee, given the fact that typically acquirors do reimburse the target for such fees, that the Mentor Proposal would result in a transaction more favorable to the IKOS stockholders than the Synopsys merger agreement under Section 5.2 of the Synopsys merger agreement. Nevertheless, the IKOS Board concluded that it was not in the best interests of the IKOS stockholders to terminate the Synopsys merger agreement in favor of the Mentor Proposal, as it was presented by the letter dated January 16, 2002, in light of the continued significant risk of nonconsummation inherent in the Mentor Proposal and the fact that the Mentor Proposal caused IKOS to bear the risk of the $5.5 million termination fee in the event of non-consummation of the Mentor transaction.

   The IKOS Board recognized that Section 5.2 and Section 8.1(g) of the Synopsys merger agreement contemplated that a proposal the IKOS Board believed in good faith would result in a transaction more favorable to the IKOS stockholders would involve negotiation between the competing bidder and IKOS prior to it being reasonable for IKOS to request a termination of the Synopsys merger agreement. The IKOS Board recognized that such negotiation could not take place in compliance with the no-shop covenant under the Synopsys merger agreement unless Mentor executed a nondisclosure agreement with terms at least as restrictive as those in the agreement between Synopsys and IKOS. The IKOS Board believed that if Mentor were to execute such a nondisclosure agreement, the issues relating to the conditionality of the deal could be resolved. The IKOS Board recognized that Mentor had been unwilling to execute such an agreement and the Mentor was potentially concerned that the IKOS Board might not consider a Mentor proposal. The IKOS Board believed, however that the IKOS Board is required to consider any proposal that would result in a transaction more favorable to IKOS stockholders in order to comply with its fiduciary duties, and that the Synopsys merger agreement by its terms permitted the IKOS Board to comply with those duties.

   Accordingly, the IKOS Board unanimously concluded that the Mentor Proposal would result in a Superior Proposal, and authorized and directed Gray Cary to communicate this determination to Synopsys in compliance with the Synopsys merger agreement. The IKOS Board also unanimously authorized and directed Gray Cary to deliver again to Mentor's outside counsel the form of nondisclosure agreement identical to that in place with Synopsys in order to permit negotiations to proceed on the Mentor Proposal. The IKOS Board unanimously concluded that it was not in the best interest of the stockholders to send notice to Synopsys under Section 8.1(g) seeking to terminate the Synopsys merger agreement in favor of the Mentor Proposal, in light of the continued significant risk of nonconsummation in the Mentor Proposal. Accordingly, the IKOS Board unanimously reaffirmed its recommendations that the IKOS stockholders reject the pending unsolicited cash tender offer commenced by Mentor on December 7, 2001, and that the IKOS stockholders not tender their shares in the Mentor tender offer for the reasons stated in "--Reasons for IKOS Board Recommendation." Finally, the IKOS Board considered a request made by Synopsys' outside counsel, on behalf of Synopsys, by letter dated December 19, 2001, that the IKOS Board reconsider its determinations with respect to the Mentor tender offer. For the reasons stated in "--Reasons for IKOS Board Recommendation," the IKOS Board declined to reconsider the determinations it previously made with respect to the Mentor tender offer.

   On February 4, 2002, IKOS received a letter from Purchaser requesting a special meeting of the IKOS stockholders. The requested purposes of the special meeting are to allow the IKOS stockholders to consider proposals to (1) remove all of the six members of IKOS' current Board of Directors, (2) elect six new directors to be nominated by Purchaser to fill the vacancies on the IKOS Board resulting from the removal of the incumbent directors, and (3) repeal any provisions of the Bylaws adopted by the IKOS Board subsequent to the last public filing of IKOS' Bylaws.

   On February 6, 2002, IKOS issued a press release announcing receipt of the request for a special stockholders' meeting and that, if the request is determined to be valid, the IKOS Board is required, pursuant to IKOS' Bylaws, to determine a place and time for a special stockholders' meeting not less than 120 days or more than 130 days from the date of receipt of such request. A copy of this press release is filed as Exhibit (a)(5)(T) to this Statement.

Recommendation of the Board of Directors

   After being advised of the Offer, the IKOS Board held meetings on December 8, December 10, December 12, December 18 and December 19, 2001 to consider the Offer. At its meeting on December 12, 2001 the IKOS Board unanimously determined in good faith (after consultation with Needham & Company and after considering all terms and conditions of the Offer, including the likelihood and timing of its consummation) that the Offer would result in a transaction more favorable to IKOS stockholders from a financial point of view than the Merger (a "Superior Proposal" under the Merger Agreement). This determination was made in compliance with IKOS' obligations pursuant to Section 5.2 of the Merger

Agreement. The IKOS Board also determined that the Offer appeared to be bona fide. As further described in "Background" and as required in the Merger Agreement, the IKOS Board communicated these determinations to Synopsys by a letter dated December 12, 2001. The IKOS Board noted, however, that the Offer included a condition, the Termination Condition, that could not be satisfied.

   At its meeting on December 18, 2001 meeting, the IKOS Board unanimously determined to recommend that IKOS stockholders reject the Offer and not tender their shares in the Offer. The IKOS Board also unanimously reaffirmed its recommendation of the Merger Agreement and the Merger and determined to recommend that IKOS stockholders to vote their Shares in favor of the adoption of the Merger Agreement and approval of the Merger. The IKOS Board unanimously reaffirmed its recommendations at its meeting on December 19, 2001. Additional information regarding the Merger, including the factors considered by the IKOS Board in its approval of the Merger Agreement and its recommendation that the IKOS stockholders approve the Merger, is contained in the proxy statement/prospectus filed as part of the registration statement on Form S-4 filed by Synopsys with the SEC on August 9, 2001 and amended on October 18, 2001 (the "Proxy Statement") available at the following website: http://www.sec.gov.

Reasons for IKOS Board Recommendation

   In determining that the Offer would result in a Superior Proposal as defined under the Merger Agreement, in recommending that IKOS stockholders reject the Offer and not tender their Shares in the Offer and in reaffirming its recommendation of the Merger and the Merger Agreement, the IKOS Board considered a number of factors. The material factors considered by the IKOS Board and the reasons for its recommendations are as follows:

 Determination That Offer Would Result In A Superior Proposal As Defined Under the Merger Agreement

   For the reasons described below, the IKOS Board determined in good faith, after consultation with Needham & Company and after considering all terms and conditions of the Offer, including the likelihood and timing of its consummation, that the Offer would result in a transaction more favorable to IKOS stockholders from a financial point of view than the Merger. In reaching this conclusion, the IKOS Board considered, among other things, presentations by IKOS' financial advisor, Needham & Company, and its discussions with IKOS management concerning IKOS' business and prospects. Needham & Company was not asked for and did not render an opinion in connection with the IKOS Board's review of the Offer, but provided financial analyses comparing the Offer to the Merger which are summarized below.

  Comparison of Financial Terms. The IKOS Board noted that holders of Shares would receive $11.00 per share in cash in the Offer, if consummated, while under the Merger IKOS stockholders would receive $6.00 per share in Synopsys Common Stock, par value $0.01 ("Synopsys Common Stock"), plus "Contingent Consideration" ranging between $0.00 and $14.00 per share, depending on IKOS' financial performance during a twelve month Measurement Period ending on June 30, 2002.

   Summary of Contingent Consideration Determination. The amount of Contingent Consideration to be paid under the Merger Agreement is based on the lower of the purchase price per IKOS share determined by revenue plus change in backlog or the purchase price per IKOS share determined by profit before tax, or PBT, with one exception. If the purchase price per IKOS share determined by PBT is lower than the purchase price per IKOS share determined by revenue plus change in backlog but the same or higher than the purchase price per IKOS share determined by revenue without regard to change in backlog, the purchase price per IKOS share will be determined by revenue plus change in backlog.

   The formulas contained in the Merger Agreement provide for proportionate increases in the purchase price per IKOS share as revenue, revenue plus change in backlog or PBT increase from one level to the next. If the purchase price per IKOS share is determined by revenue plus change in backlog, for each $1 million increase in IKOS revenue plus change in backlog between $50 million and $90 million, the purchase price per IKOS share will increase by 30 cents per share from a base of $6 per share and for each $1 million increase in IKOS revenue plus change in backlog between $90 million and $100 million, the purchase price per IKOS share will increase by 20 cents per share. If the purchase price per IKOS share is determined by PBT, for each $500,000 increase in IKOS PBT between -$10 million and $0, the purchase price per IKOS share will increase by 30 cents per share from a base of $6 per share, for each $500,000 increase in IKOS PBT between $0 and $8 million, the purchase price per IKOS share will increase by 18.75 cents per share and for each $500,000 increase in IKOS PBT between $8 million and $18 million, the purchase price will increase by 25 cents per share.

   The IKOS Board also noted that the terms of the Merger Agreement limit the amount of change in backlog which will be counted in determining Contingent Consideration for given amounts of revenue, as follows:

      Revenue during the Measurement Period           Limit on Change in Backlog
      -------------------------------------           --------------------------
      Less than $50 million..........................        $         0
      Between $50 million and $60 million............        $ 1 million
      Between $60 million and $70 million............        $ 3 million
      Between $70 million and $80 million............        $ 5 million
      Between $80 million and $90 million............        $ 8 million
      Over $90 million...............................        $10 million

   The definitions of PBT and revenue plus change in net backlog in the Merger Agreement have important exclusions and limitations and may differ materially from revenue and income (loss) before provision for income taxes reported in IKOS' financial statements. For further information concerning the calculation of Contingent Consideration, including these definitions, see the more complete discussion in the Proxy Statement and the Merger Agreement.

   The consideration to be paid in the Merger is in the form of Synopsys common stock with a value equal to $6.00 per share plus Contingent Consideration, with the number of shares of Synopsys common stock based on the average last sale price per share of Synopsys common stock for the 10 full trading-day period ending on the fifth full trading day prior to the closing date of the Merger.

Summary of Needham Analyses. Needham & Company presented to the IKOS Board analyses which compared the Offer to the Merger, assuming for this purpose that consideration to be paid in the Merger would include Contingent Consideration based on various scenarios, including a case in which IKOS achieved management's current revenue plan of $67 million for the Measurement Period and had backlog on June 30, 2002 of at least $3 million (the maximum dollar amount of backlog for which IKOS would receive credit toward the amount of Contingent Consideration to be paid if IKOS revenues during the Measurement Period were $67 million), and scenarios in which IKOS achieved revenue less than plan by 5%, 10% and 25%, respectively, with certain adjustments in assumed backlog. For purposes of this analysis, Needham & Company assumed, based on management's representations, that IKOS would achieve the PBT target required for the Contingent Consideration at each respective revenue level, so that revenue and change in backlog would be the determining factors for the amount of Contingent Consideration paid under the Merger Agreement. The IKOS Board concluded this assumption was reasonable, based on management's representations.

   IKOS management informed Needham & Company and the IKOS Board that management's revenue plan was prepared solely for internal use, for budgeting and other management decisions, and is inherently uncertain and subjective and susceptible to periodic revision based on actual experience and business developments, and is based on numerous assumptions, including assumptions with respect to product mix, pricing, product costs, planned product introductions, maintenance revenues, demand, changes in the competitive landscape, technological shifts, IKOS' ability to retain its skilled workforce, industry performance and general economic conditions, all of which are difficult to predict, and many of which are beyond IKOS' control. There can be no assurance that IKOS will achieve any of the revenue scenarios set forth in the Needham & Company analyses, actual results could be materially greater or less than any of these scenarios, and the achievement of the plan or any related level of profit before tax is subject to numerous risks, set forth in the Proxy Statement under the heading "Risk Factors-Risks Relating to IKOS" and incorporated herein by reference. Neither IKOS nor Needham & Company makes any representation as to the ultimate performance of IKOS compared to management's plan, and IKOS does not intend to update or revise the analyses presented here to reflect circumstances occurring after the date even in the event that any or all of the assumptions underlying the revenue plan are shown to be in error.

   The IKOS Board took note that the Offer was scheduled to close on January 8, 2002, unless extended, while the Merger was scheduled to close no earlier than July 15, 2002. The Needham & Company analyses calculated the present value as of January 7, 2002 of the consideration to be paid under the Merger using a 12.53% discount rate. The discount rate used represented IKOS' cost of equity reported as of December 10, 2001 prorated for a six-month period ending on July 15, 2002 based on publicly available information from Bloomberg L.P.

   The IKOS Board also took note that the Offer is a taxable transaction to holders of Shares while the Merger is intended to qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code, as amended. The Needham & Company analysis estimated the tax basis for groups of stockholders and included the tax effect of the Offer for a representative stockholder in the analysis. The IKOS Board also recognized that it was impossible to determine the tax effect of the Offer due to the different circumstances of IKOS stockholders, but concluded that the tax effect presented represented a reasonable approach for comparing the Offer to the Merger.

   The following table sets forth the Needham & Company analysis comparing consideration payable in the Merger in the four revenue and change in backlog scenarios outlined above to the consideration to be paid in the Offer:

                              ALTERNATIVE A(1)(5)

                              Plan          Plan--5%        Plan--10%       Plan--25%
                         +$3.0MM backlog +$3.0MM backlog +$1.5MM backlog +$0.0MM backlog
                         --------------- --------------- --------------- ---------------
Plan revenue............     $67,359         $67,359         $67,359        $ 67,359
Revenue shortfall.......     $    --         $(3,368)        $(6,736)       $(16,840)
 Revenue shortfall as a
  percentage of last 2
  quarters of plan......           0%             -9%            -17%            -43%
 Change in backlog......     $ 3,000         $ 3,000         $ 1,500        $    --
                             -------         -------         -------        --------
Total revenue +
 backlog................     $70,359         $66,991         $62,123         $50,519
                             -------         -------         -------        --------
Synopsys proposal:
 Price per share........     $ 12.11         $ 11.10         $  9.64        $   6.16
 Present value assuming
  12.53% discount
  rate(2)...............     $ 11.39         $ 10.44         $  9.07        $   5.79
Mentor Graphics stated
 proposal:
 Stated price per
  share.................     $ 11.00         $ 11.00         $ 11.00        $  11.00
  Percentage incr./decr.
   over present value of
   Synopsys' proposal...          -3%              5%             21%             90%
 After tax proceeds to
  representative
  stockholders(3)(4)....     $ 10.88         $ 10.88         $ 10.88        $  10.88
  Percentage incr./decr.
   over present value of
   Synopsys' proposal...          -4%              4%             20%             88%

--------
(1) Does not account for the $5,500,000 termination fees of the Synopsys agreement

(2) Present value as of January 7, 2002 of consideration assumed to be paid on July 15, 2002, based on a discount rate that equals IKOS' cost of equity as of December 10, 2001 based on publicly available information from Bloomberg L.P.
(3) Representative stockholders represent those who bought shares at $10.41 per share, the volume weighted average price for all trading in the last five years
(4) Assumes a capital gains tax of 20%
(5) Plan revenue based on IKOS management forecasts

   In this analysis prepared by Needham & Company (1) the consideration to be paid in the Offer would be 4% lower than the consideration payable in the Merger if IKOS achieved plan revenues and at least $3 million in backlog; (2) the consideration to be paid in the Offer would be 4% higher than that payable in the Merger if IKOS achieves revenues which are 5% less than plan with at least $3 million in backlog; (3) the consideration to be paid in the Offer would be 20% higher than the consideration payable in the Merger if revenues are 10% less than plan with $1.5 million in backlog; and (4) the consideration to be paid in the Offer would be 88% higher than the consideration payable in the Merger if revenues are 25% less than Plan and assuming no backlog.

   In evaluating the financial terms for the Offer, the IKOS Board recognized that the Offer has a condition, the Termination Condition, that could not be satisfied. The IKOS Board determined that based on information available to it, the Offer appeared bona fide. The IKOS Board concluded that as the Offer appeared bona fide, eventually Mentor would either waive the Termination Condition, or alternatively, revise the Offer to provide IKOS stockholders aggregate consideration representing $11.00 per Share minus the $5.5 million termination fee, otherwise due on termination of the Merger Agreement, which would be the economic equivalent to Mentor of not paying the fee. Needham & Company provided a separate analysis of the Offer on this basis, comparing the consideration payable in the Merger under the four scenarios described above, to consideration payable in the Offer taking into account the deduction of the $5.5 million termination fee from the consideration payable to holders of Shares in the Offer. The following chart sets forth Needham & Company's analysis of this alternative:

                              ALTERNATIVE B(1)(6)

                              Plan          Plan--5%        Plan--10%       Plan--25%
                         +$3.0MM backlog +$3.0MM backlog +$1.5MM backlog +$0.0MM backlog
                         --------------- --------------- --------------- ---------------
Plan revenue............     $67,359         $67,359         $67,359        $ 67,359
Revenue shortfall.......     $   --          $(3,368)        $(6,736)       $(16,840)
 Revenue shortfall as a
  percentage of last 2
  quarters of plan......           0%             -9%            -17%            -43%
Change in backlog.......     $ 3,000         $ 3,000         $ 1,500        $    --
                             -------         -------         -------        --------
Total revenue +
 backlog................     $70,359         $66,991         $62,123         $50,519
                             -------         -------         -------        --------
Synopsys proposal:
 Price per share........     $ 12.11         $ 11.10         $  9.64        $   6.16
 Present value assuming
  12.53% discount
  rate(2)...............     $ 11.39         $ 10.44         $  9.07        $   5.79
Mentor Graphics
 effective proposal:
 Implied effective value
  per share(3)..........     $ 10.40         $ 10.40         $ 10.40        $  10.40
  Percentage incr./decr.
   over present value of
   Synopsys' proposal...          -9%              0%             15%             80%
 After tax proceeds to
  representative
  stockholders(4)(5)....     $ 10.40         $ 10.40         $ 10.40        $  10.40
  Percentage incr./decr.
   over present value of
   Synopsys' proposal...          -9%              0%             15%             80%

--------
Notes:
(1) Assumes that the $5,500,000 termination fees of the Synopsys agreement results in a reduction of offer consideration payable to IKOS stockholders
(2) Present value as of January 7, 2002 of consideration assumed to be paid on July 15, 2002, based on a discount rate that equals IKOS' cost of equity as of December 10, 2001 based on publicly available information from Bloomberg L.P.
(3) Assumes 9,140,000 basic shares outstanding as of September 30, 2001
(4) Representative stockholders represent those who bought shares at $10.41 per share, the volume weighted average price for all trading in the last five years
(5) Assumes a nominal capital gains benefit for the median investor
(6) Plan revenue based on IKOS management forecasts

   In this analysis prepared by Needham & Company (1) the consideration to be paid in the Offer would be 9% lower than the consideration payable in the Merger if plan revenues were achieved and IKOS had at least $3 million in backlog, (2) the consideration to be paid in the Offer would be no different than that payable in the Merger if IKOS achieved revenues 5% less than plan but had $3 million in backlog, (3) the consideration to be paid in the Offer would be 15% higher than the consideration payable in the Merger if IKOS achieved revenues 10% less than plan with $1.5 million in backlog and (4) the consideration to be paid in the Offer would be 80% higher than consideration payable in the Merger if IKOS achieved revenues 25% less than plan.

   IKOS Board Evaluation of Financial Terms. The IKOS Board recognized that it was impossible to predict IKOS' financial performance for the Measurement Period and therefore difficult to compare the Offer with the Merger on financial terms. However, the IKOS Board believed that the range of possible revenues and backlog presented in the Needham & Company analyses represented a realistic range of alternative scenarios for revenue and change in backlog. The IKOS Board acknowledged that, while it was impossible to predict actual revenues for the Measurement Period, it was unreasonable to expect revenues greatly in excess of management's plan, taking into account that the plan represented 30.1% and 31.8% sequential growth in revenues in the last two quarters of the Measurement Period. The IKOS Board took note that in both Needham & Company analyses, the lowest revenues presented were 25% lower than plan, which was the minimum level of revenues required to meet the financial performance condition in the Merger, and that if IKOS achieved revenues less than 25% lower than plan, the financial performance condition to the Merger would not be met.

   The IKOS Board recognized that under both analyses the consideration to be paid in the Merger would be higher than that to be paid in the Offer if plan revenues and backlog of $3 million were achieved. The IKOS Board discussed with management IKOS' prospects for achieving plan revenues and $3 million in backlog by the end of the Measurement Period and took note that the achievement of plan revenues required an economic recovery affecting buying decisions of IKOS customers in early 2002. The IKOS Board also recognized that IKOS had experienced significant shortfalls from management's revenue plan at the time the Merger was being negotiated as a result of deteriorating economic conditions, and particularly the difficult environment for semiconductor capital equipment suppliers like IKOS. Management advised that there was essentially no visibility for business prospects beyond the current quarter. The IKOS Board recognized that there continued to be considerable uncertainty about the duration and depth of the current economic downturn and that a recovery affecting semiconductor capital equipment suppliers in early 2002 was uncertain at best. The IKOS Board concluded that there was significant risk associated with the revenue plan. The IKOS Board recognized that the consideration paid in the Merger was directly tied to achievement of the revenue plan, with its associated risk, which compared unfavorably to the fixed consideration provided by the Offer.

   Conditions. The IKOS Board then considered the conditions to the Offer compared to the conditions of the Merger. In determining whether the Offer would result in a Superior Proposal in the future, which is a determination which includes a future outlook, the IKOS Board concluded that eventually the Termination

Condition would likely be waived or the Offer would be revised so that the aggregate would be reduced by the $5.5 million fee.

   The IKOS Board took note of the numerous other conditions to the Offer, including a material adverse change condition in the Offer less favorable than the material adverse change condition in the Merger Agreement (due to lack of standard carve-outs from the definition of material adverse change), provisions in the Offer in the nature of operating covenants potentially more restrictive than the operating covenants in the Merger Agreement, and a condition that there shall not have occurred a commencement of war, armed hostilities, terrorist attacks or other international or national calamities involving the United States, or a material worsening thereof, a condition which could render the Offer illusory given the current international and national security environment. The IKOS Board also took note that the Offer remained subject to clearance by both U.S. and European Union antitrust authorities, while the U.S. antitrust HSR waiting period had expired on December 14, 2001 with respect to the Merger. The IKOS Board concluded that if negotiations were to proceed with Mentor, these conditions to the Mentor Offer could likely be appropriately modified or satisfied.

   The IKOS Board then reviewed the conditions to the Merger. The IKOS Board discussed, in particular, the conditions of the Merger that IKOS must achieve $50 million in revenues and a loss no greater than $10 million (determined in accordance with the definition of profit before tax under the Merger Agreement) during the Measurement Period. The IKOS Board acknowledged that it was possible IKOS would not achieve this condition as a result of difficult economic conditions particularly affecting semiconductor capital equipment suppliers like IKOS and that the satisfaction of this condition was not entirely in IKOS' control. The IKOS Board also discussed the employee retention condition set forth in the Merger Agreement and acknowledged that satisfaction of this condition was not in IKOS' control. The IKOS Board acknowledged that the later closing of the Merger compared to the proposed completion date for the Offer provided an additional element of risk for the Merger relating to satisfaction of the condition that no material adverse effect had occurred and relating to IKOS' ability to comply with the operating covenants. The IKOS Board also noted the condition that IKOS stockholders approve the Merger and concluded that this condition was not likely to be met if the Offer was pending in its current form at the time of an IKOS stockholder meeting to approve the Merger on its current terms. The IKOS Board concluded that there were significant risks associated with the conditions to the Merger affecting likelihood of consummation that were not present in the Offer.

   Determination That Offer Would Result In A Superior Proposal. After considering the financial and other terms and conditions of the Offer and the Merger, including the likelihood and timing of the consummation of each of the transactions, the IKOS Board concluded that the Offer would result in a Superior Proposal. The IKOS Board communicated this determination by letter dated December 12, 2002 to Synopsys as required under the Merger Agreement.

 Determination to Recommend Rejection of Offer and Reaffirmation of Merger

   Although the IKOS Board concluded that the Offer would result in a Superior Proposal, the IKOS Board took note of the Termination Condition contained in the Offer. The IKOS Board understood that the Termination Condition required that no fee could be paid by IKOS in connection with the termination of the Merger Agreement. The IKOS Board had negotiated a provision in the Merger Agreement permitting IKOS to terminate the Merger Agreement in favor of a Superior Proposal upon a determination by the IKOS Board that it desired to enter into a written agreement providing for such a Superior Proposal and had notified Synopsys of such desire, assuming two additional conditions are met. IKOS must, in connection with the termination of the Merger Agreement (which must precede IKOS entering into an agreement relating to the Superior Proposal), pay a termination fee of $5.5 million (if prior to a stockholder vote on the Merger). Further, IKOS must have given Synopsys a five business day period in which Synopsys had the right to make a proposal, and the IKOS Board must determine that the competing proposal (here, the Offer) remains a Superior Proposal (as defined in the Merger Agreement) at the end of the five business day period. In any case, IKOS is obligated under the Merger Agreement to pay the fee on a termination by IKOS in connection with a Superior Proposal.

Accordingly, the IKOS Board concluded that the Termination Condition could not be satisfied by any action by IKOS permitted under the Merger Agreement. Moreover, the IKOS Board believes that the termination fee is lawful and consistent with the IKOS Board's fiduciary duties.

   The IKOS Board believes that the provision in the Merger Agreement permitting IKOS to terminate the Merger Agreement in favor of a Superior Proposal is consistent with its fiduciary duties and benefits IKOS stockholders. The IKOS Board noted that under the Merger Agreement, in addition to payment of a termination fee, IKOS' right to terminate for a Superior Proposal is predicated on a determination by IKOS that it desires to enter into a written agreement covering the Superior Proposal. Mentor has not provided a merger agreement for review by the IKOS Board, and therefore this requirement of the termination provision cannot be satisfied. The IKOS Board recognized that the requirement of a negotiated written agreement from the competing bidder prior to a termination of the Merger Agreement is a protection for the IKOS stockholders. If IKOS has not negotiated an acquisition agreement with Mentor (to be entered into immediately upon the termination of the Merger Agreement), the Offer could be unilaterally withdrawn by Mentor after a termination of the Merger Agreement or, alternatively, Mentor could unilaterally reduce the consideration payable in the Offer. In such an event the Merger Agreement could have been terminated (and the termination fee paid) with no alternative transaction for IKOS stockholders. Although IKOS has no reason to believe the Offer is not bona fide, the requirement of a written acquisition agreement addresses the risk that the Merger Agreement could be terminated without an alternative transaction from Mentor being assured. The IKOS Board took into account the fact that Mentor might be benefitted by an outcome where neither Synopsys nor Mentor acquired IKOS. In addition, the IKOS Board took into account that Mentor has on three previous occasions commenced discussions with IKOS towards a possible acquisition, but withdrew from these discussions shortly after commencement of each set of discussions. The IKOS Board took into account that although it was Mentor's unsolicited indication of interest in April 2001 that initiated the bidding process that culminated in the execution of the Merger Agreement, Mentor refused to enter into the form of nondisclosure agreement provided by Needham & Company as part of the bidding process, or participate in the bidding process in any way after submitting its indication of interest to IKOS. The IKOS Board believes that it is essential to protect IKOS stockholders that there be an agreement negotiated between Mentor and IKOS prior to any termination of the Merger Agreement.

   The IKOS Board also understood that the five business day period for Synopsys to respond to an IKOS request for termination has not commenced, because IKOS has not received any proposed acquisition agreement from Mentor and the IKOS Board cannot determine that it desires to enter into a nonexistent agreement. IKOS is not in a position to request a termination of the Merger Agreement in favor of the Offer at this time, in view of the lack of a negotiated acquisition agreement with Mentor and the Termination Condition, which cannot be satisfied. The IKOS Board also believes that the termination provision under the Merger Agreement benefits stockholders by providing Synopsys with an opportunity to revise the terms of the Merger in favor of the IKOS stockholders, including terms relating to deal value and deal certainty.

   The IKOS Board also was aware that in Mentor's letter dated December 6, 2001, Mentor made reference to the terms of Section 5.2 of the Merger Agreement and expressed a desire for prompt access to information concerning IKOS and an expectation that Mentor would, following due diligence, enter into definitive documentation for the transaction. The IKOS Board noted that Mentor's willingness to enter into definitive documentation is subject to "satisfactory completion of confirmatory due diligence" and there is no assurance that a satisfactory definitive agreement could be negotiated with Mentor.

   Section 5.2 of the Merger Agreement provides that IKOS can engage in discussions with Mentor, and provide nonpublic information and access, if the IKOS Board makes the determinations set forth above and if prior to any such discussions for providing information or access, Mentor becomes a party to a nondisclosure agreement no less restrictive than the Confidentiality Agreement. On December 12, 2002, following the determination by the IKOS Board that the Offer would result in a Superior Proposal, IKOS delivered a nondisclosure agreement to Mentor identical to the confidentiality agreement between Synopsys and IKOS. This nondisclosure agreement contains a two-year standstill (that is, an agreement by Mentor that it will not acquire shares or otherwise take actions to acquire control of IKOS or influence the IKOS Board other than with the consent of IKOS) and a two-year nonsolicitation covenant (that is, an agreement that Mentor not solicit employees of IKOS for employment opportunities with Mentor). Mentor had entered into a nondisclosure agreement with similar covenants in June 2000; however, the covenants in Mentor's June 2000 nondisclosure agreement were for a six month, rather than a two year period as provided in the nondisclosure agreement tendered by IKOS in its December 2001 letter, and in any case those covenants in the June 2000 nondisclosure agreement have expired and are inapplicable to current discussions. Mentor refused to sign the identical agreement signed by Synopsys in May 2001, even though Mentor was previously willing to sign a nondisclosure agreement with similar terms (but shorter standstill and nonsolicitation covenants). To date Mentor has not executed the nondisclosure agreement proferred on December 12, 2001. On December 18, 2001, Mentor, through its outside counsel, requested a waiver of certain provisions, including the standstill and nonsolicitation covenants, of the nondisclosure agreement in favor of Mentor, Synopsys and any other third party that executed the proffered nondisclosure agreement. The IKOS Board, after consultation with outside legal counsel, concluded on December 18, 2001 that the proposed waiver would potentially violate IKOS' obligations under Section 5.2 of the Merger Agreement and in any case that the waiver would not be in the best interest of IKOS and its stockholders, in light of the fact that the provisions for which waiver was requested continue to benefit IKOS and its stockholders. IKOS' outside legal counsel advised Mentor's outside counsel of this determination on that same date.

   So long as Mentor does not enter into a nondisclosure agreement with terms no less restrictive to Mentor as are applicable to Synopsys, the Merger Agreement prohibits IKOS from delivering nonpublic information to Mentor and from entering into discussions with Mentor. IKOS believes this provision of the Merger Agreement is lawful and consistent with the IKOS Board's fiduciary duties because any future bidder, including Mentor, is being treated the same as Synopsys, which is subject to the standstill and nonsolicitation covenants. The IKOS Board took note that these provisions are typical as part of a nondisclosure agreement and are intended to assure that any party that receives nonpublic information will negotiate directly with the IKOS Board, who will be in the best position to maximize stockholder value by negotiating with all parties for the most favorable transaction for IKOS stockholders, and that the diligence process does not result in loss of key employees. The IKOS Board believes that, by requiring any bidder to adhere to the same standstill provisions as are applicable to Synopsis, the IKOS Board is encouraging each bidder to put forward their highest bid, enabling the IKOS Board to negotiate the most favorable transaction, and by requiring the nonsolicitation covenant the IKOS Board is protecting the IKOS employment relationships for the benefit of IKOS stockholders.

   The IKOS Board understood that Mentor would need to withdraw its pending tender offer to comply with the standstill covenant in the proffered nondisclosure agreement. However, the IKOS Board believed that Mentor did not need to maintain the unsolicited tender offer to consummate a successful acquisition of IKOS. Mentor could have communicated its proposal to acquire IKOS without commencing a tender offer, and executed the proffered nondisclosure agreement. In this event discussions could proceed as to the terms of a merger agreement, subject to Synopsys' right to match or top a bid by Mentor. Although Mentor has been unwilling in the past to be subject to a bidding process, such a process benefits IKOS stockholders. The IKOS Board recognized that IKOS could not terminate the Merger Agreement without negotiating an acceptable agreement with Mentor, but that Mentor's actions (by commencing the Offer and not executing the nondisclosure agreement), not those of IKOS, have foreclosed such discussions or negotiations at this time. The IKOS Board recognized that if the Merger Agreement were terminated, IKOS would have no alternative agreement with Mentor. A negotiated agreement is necessary because the Offer is subject to numerous conditions which would allow Mentor unilaterally to withdraw the Offer or reduce the consideration payable pursuant to the Offer. The IKOS Board determined that it was in the best interests of IKOS stockholders for IKOS to continue to comply with its obligations under the Merger Agreement.

   The IKOS Board recognized that until Mentor waives the Termination Condition or otherwise revises the Offer, the Offer cannot be consummated, even though the IKOS Board determined in good faith that the Offer would result in a Superior Proposal. Although Mentor is challenging the fee in Delaware court, the IKOS

Board believes the termination fee is lawful and consistent with the IKOS Board's fiduciary duties. IKOS is unable to waive Synopsys' contractual right to receive the termination fee otherwise due under the Merger Agreement. Accordingly, the Termination Condition cannot be satisfied, and the Offer cannot be closed without action by a third party (Mentor, Synopsys or the Delaware courts) not under IKOS' control. The IKOS Board concluded that as a result of the Termination Condition and the lack of a negotiated merger agreement from Mentor, IKOS stockholders should not tender their Shares in the Offer as the Offer cannot be consummated. Accordingly, the IKOS Board determined to recommend that stockholders reject the Offer and not tender their Shares. The IKOS Board had previously approved the Merger Agreement as fair to and in the best interest of IKOS stockholders and IKOS continues to have a valid Merger Agreement with Synopsys. Accordingly, the IKOS Board also determined to reaffirm its recommendation of the Merger and the Merger Agreement for the reasons set forth in the Proxy Statement.

Intent to Tender

   To IKOS' knowledge, none of its executive officers, directors, affiliates and subsidiaries currently intend to tender pursuant to the Offer any of the Shares held of record or beneficially owned by them. The officers and directors of IKOS are parties to Voting Agreements pursuant to which they are each prohibited from tendering Shares pursuant to the Offer.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

   Needham & Company, Inc.

   Needham & Company, Inc. ("Needham & Company") has been retained by IKOS as its exclusive financial adviser in connection with a Transaction, as that term is defined below. Pursuant to the terms of the Needham & Company engagement letter dated June 28, 2000 (the "Needham Engagement Letter"), IKOS agreed to pay Needham & Company $200,000 upon the announcement of the signing of a definitive agreement to effect a Transaction. Upon consummation of a Transaction, Needham & Company will receive an additional transaction fee equal to 0.75% of the aggregate purchase price paid in the Transaction up to $150 million, plus 1.5% of the aggregate purchase price in excess of $150 million, subject to a minimum success fee of $750,000, against which $200,000 of the initial fees would be credited. IKOS has also agreed to reimburse Needham & Company for its reasonable out-of-pocket expenses and to indemnify it against specified liabilities relating to or arising out of services performed by Needham & Company as financial advisor to IKOS. Pursuant to the Needham Engagement Letter, "Transaction" means (a) any merger, consolidation, reorganization, or other business combination pursuant to which the business of IKOS is combined with that of another party (the "Other Party"), including, without limitation, any joint venture, (b) the acquisition, directly or indirectly, by the Other Party of all or a substantial portion of the assets of, or of any right to all or a substantial portion of the revenues or income of, or more than 50% of the outstanding capital stock of, IKOS by way of a negotiated purchase, lease, license, exchange, joint venture, tender offer, exchange offer or other means, or (c) the formation of a joint venture, corporate partnership, strategic alliance or similar arrangement, including but not limited to development, distribution, manufacturing and license agreements, or the acquisition, directly or indirectly, of less than 50% of the capital stock or the assets of IKOS by way of a negotiated purchase or otherwise.

   In connection with the Merger, IKOS has paid or agreed to pay Needham & Company $200,000 for financial advisory services and $150,000 for rendering the Needham & Company opinion. Upon consummation of the Merger, Needham & Company will receive an additional transaction fee equal to 0.75% of the aggregate purchase price up to $150 million paid in the merger, plus 1.5% of the aggregate purchase price in excess of $150 million, subject to a minimum success fee of $750,000, against which $200,000 of the initial fees would be credited.

   Needham & Company is a nationally recognized investment banking firm. As part of its investment banking services, Needham & Company is frequently engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. Needham & Company was retained by the IKOS Board to act as financial advisor to IKOS in connection with the Merger and the Offer based on Needham & Company's experience as a financial advisor in mergers and acquisitions as well as Needham & Company's familiarity with the electronic design automation industry. Needham & Company has had no other investment banking relationship with IKOS during the past two years. Needham Emerging Growth Partners, an affiliate of Needham & Company, currently owns 25,000 shares of IKOS common stock. In the normal course of business, Needham & Company may actively trade the equity securities of IKOS, Synopsys or Mentor for its own account or for the account of its customers and, therefore, may at any time hold a long or short position in those securities.

 Georgeson Shareholder Communications

   IKOS has retained Georgeson Shareholder Communications to assist IKOS in connection with communications with stockholders and to provide other services in connection with the Offer. IKOS will pay Georgeson Shareholder
Communications reasonable and customary fees for its services, reimburse them for their reasonable expenses and provide customary indemnities.

Item 6. Interest in Securities of the Subject Company.

   During the past 60 days no transaction in the Shares has been effected by IKOS, or to the best of IKOS's knowledge, by any executive officer, director, affiliate or subsidiary of IKOS, except that, according to a Schedule 13D filed by Mentor with the Securities and Exchange Commission on December 7, 2001, Mentor has purchased 411,600 shares of IKOS common stock through open market purchases in the following transactions, all of which were effected in the over-the-counter market:

    Date                              Number of Shares Range of Price per Share*
    ----                              ---------------- -------------------------
   11/27/01..........................      53,400            $6.33-$ 5.895
   11/28/01..........................      55,500            $6.54-$6.2797
   11/29/01..........................      93,200            $7.55-$  6.54
   11/30/01..........................      39,300            $7.48-$  7.24
   12/03/01..........................      26,350            $7.50-$  7.31
   12/04/01..........................      14,750            $7.45-$7.3594
   12/05/01..........................       8,800            $7.48-$  7.39
   12/06/01..........................     120,300            $7.95-$  7.48

--------
*  Excluding commissions.

Item 7. Purposes of the Transaction and Plans or Proposal.

   (a) Except as set forth in this Statement or in the Proxy Statement, no negotiations are being undertaken or are underway by IKOS in response to the Offer which relate to a tender offer or other acquisition of IKOS' securities by IKOS, any subsidiary of IKOS or any other person.

   (b) Except as set forth in this Statement or in the Proxy Statement, IKOS is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization involving IKOS or any subsidiary of IKOS; (ii) a purchase, sale or transfer of a material amount of assets by IKOS or any subsidiary of IKOS; or (iii) any material change in the present capitalization, indebtedness or dividend rate or policy of IKOS.

   (c) Except as set forth in this Statement or in the Proxy Statement, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the events referred to in paragraphs (a) and (b) of this Item 7.

Item 8. Additional Information.

Litigation Concerning the Offer

   On December 6, 2001, Mentor and Purchaser filed a lawsuit in the Court of Chancery of the State of Delaware against IKOS, the IKOS Board, Synopsys and Oak Merger Corporation ("Oak"), C.A. No. 19299 (filed as Exhibit (a)(5)(B) to this Statement and incorporated herein by this reference). This lawsuit alleges, among other things, that the termination fee set forth in the Merger Agreement is unreasonable, that certain operating restrictions and other conditions set forth in the Merger Agreement impose onerous restrictions on the authority of the IKOS Board to manage IKOS and that the no-shop provision set forth in the Merger Agreement insofar as it is operative after IKOS stockholders approve the Merger Agreement is too onerous. This lawsuit further alleges that the members of the IKOS Board breached their fiduciary duties in connection with the Merger Agreement and that Synopsys and Oak aided and abetted such breaches. This lawsuit seeks, among other things, injunctive and declaratory relief, including, an order enjoining the enforcement of the no-shop provisions and termination fee in the Merger Agreement, and unspecified damages.

   On December 7, 2001, Mentor and Purchaser filed a lawsuit in the United States District Court for the District of Delaware against IKOS, Case No. 01-809 (filed as Exhibit (a)(5)(C) to this Statement and incorporated herein by this reference). This lawsuit seeks an order and judgment from the Court declaring that the Offer and Schedule TO and Mentor's Schedule 13D are not in violation of the federal securities laws and that Mentor did not violate federal insider trading laws when it purchased from the open market shares of IKOS' stock beginning in July 2001 and when it made the Offer.

   On December 7, 2001, Sheldon Pittlemen, an alleged stockholder of IKOS, filed an alleged class action lawsuit in the Court of Chancery of the State of Delaware against IKOS and the IKOS Board, C.A. No. 19300 (filed as Exhibit
(a)(5)(D) to this Statement and incorporated herein by this reference). This lawsuit generally alleges that the members of the IKOS Board breached their fiduciary duties in connection with the Merger Agreement. It seeks injunctive relief and unspecified damages on behalf of all stockholders of IKOS.

   On Monday, December 10, 2001, Ernest Hack, another alleged stockholder of IKOS, filed an alleged class action lawsuit in the Court of Chancery of the State of Delaware against IKOS, the IKOS Board and Synopsys, C.A. No. 19305 (filed as Exhibit (a)(5)(E) to this Statement and incorporated herein by this reference). While not identified as such in the caption of the complaint, the body of the complaint describes Mentor as a defendant. This lawsuit alleges that the members of IKOS' Board failed to properly consider and act upon the Offer, which was made on Thursday, December 6, 2001. It also alleges that IKOS failed to solicit offers before entering the Merger Agreement. The lawsuit alleges that, as a result of the foregoing among other things, the members of IKOS' Board breached their fiduciary duties and seeks injunctive relief and unspecified damages.

   On December 10, 2001, Robert Ferronte, another alleged stockholder of IKOS, filed an alleged class action lawsuit in the Court of Chancery of the State of Delaware against IKOS and the IKOS Board, C.A. No. 19307 (filed as Exhibit
(a)(5)(F) to this Statement and incorporated herein by this reference). This lawsuit generally alleges, among other things, that the members of the IKOS Board breached their fiduciary duties by allegedly failing to fully inform themselves about Mentor's interest in acquiring IKOS. The complaint further alleges that IKOS' poison pill permits the IKOS Board to manipulate IKOS to the detriment of IKOS' stockholders and to perpetuate its control over IKOS' business and operations. The lawsuit seeks injunctive relief.

   On December 14, 2001, Scott Petler, an alleged stockholder of IKOS, filed an alleged class action lawsuit in the Santa Clara County, California Superior Court, Case No. CV 803814, against IKOS, the IKOS Board, Synopsys and Aart de Geus, Chairman and CEO of Synopsys. This lawsuit generally alleges that the members of the IKOS Board breached their fiduciary duties in connection with the Merger Agreement and in its response to Mentor's Offer. The lawsuit further alleges that Synopsys and de Geus aided and abetted the alleged breach of fiduciary duties. The lawsuit seeks injunctive relief and an order rescinding the Merger Agreement.

   IKOS believes that these lawsuits are without merit and intends to vigorously contest each lawsuit.

Antitrust Matters

   Under the Hart-Scott-Rodino Antitrust Improvements Act ("HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission ("FTC"), certain acquisition transactions may not be consummated unless specified information has been furnished to the Antitrust Division (the "Antitrust Division") of the United States Department of Justice (the "DOJ") and the FTC and waiting period requirements have been satisfied. The acquisition of Shares by Purchaser pursuant to the Offer is subject to such requirements.

   On December 6, 2001, IKOS received from Mentor written notice (the "Mentor Letter") that Mentor would file a Premerger Notification and Report Form ("Notification Form") with the FTC and DOJ under the HSR Act on or about December 10, 2001. Pursuant to the HSR Act IKOS is required to file its own Notification Form no later than ten days following the date that Mentor files its Notification Form with the DOJ and FTC in connection with the Offer. The Mentor Letter is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

   Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares under the Offer may not be consummated until the expiration of a 15 day waiting period following filing of the Notification Form by Mentor. Such waiting period may be extended by a request from the FTC or the DOJ for additional information or documentary material prior to the expiration of the waiting period. If either the FTC or the DOJ were to request additional information or documentary material from Mentor with respect to the Offer, the waiting period with respect to the Offer would expire at 11:59 p.m., New York City time, on the first business day which is at least ten calendar days after the date of substantial compliance with such request. Thereafter, the waiting period could be extended only by court order. Any such extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. It is a condition to the Offer that the HSR Act waiting period applicable to the Offer expires or is terminated.

   The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could, notwithstanding termination of the waiting period, take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of Shares so acquired or divestiture of substantial assets of Mentor or IKOS or any of their respective subsidiaries. State attorneys general may also bring legal actions under the antitrust laws, and private parties may bring such actions under certain circumstances.

   There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

   IKOS and certain of its subsidiaries conduct business in foreign countries where regulatory filings or approvals under antitrust and other laws may be required or desirable in connection with the consummation of the Offer and the Proposed Merger. According to the Schedule TO, after commencement of the Offer, Mentor and Purchaser will seek further information regarding the applicability of any such laws and currently intend to take such action as may be required or desirable. According to the Schedule TO, if any government or governmental authority or agency takes any action prior to the completion of the Offer that, in the sole judgment of Purchaser, might have certain adverse effects, Purchaser will not be obligated to accept for payment or pay for any Shares tendered.

The Rights Agreement

   Pursuant to a Rights Agreement between IKOS and Manufacturers Hanover Trust Company of California dated January 27, 1992 (the "Original Rights Agreement"), the IKOS Board declared a dividend distribution of one Preferred Stock Purchase Right (collectively, the "Rights") for each outstanding share of common stock of IKOS as of February 10, 1992 to stockholders of record as of the close of business on that date. Effective January 22, 1999, the IKOS Board approved certain changes to the Original Rights Agreement, which was amended and restated pursuant to the Amended and Restated Rights Agreement between IKOS and Fleet National Bank (f/k/a) Bank Boston, N.A. dated January 22, 1999 (the "Rights Agreement"). The following description does not purport to be a complete description of the Rights Agreement and is qualified in its entirety by reference to the description in IKOS' Form 8-A-12G/A filed with the SEC on February 3, 1999 and amended August 9, 2001.

   Initially, the Rights under the Rights Agreement are attached to outstanding certificates representing common stock and no separate certificates representing the Rights will be distributed. The Rights will separate from common stock and be represented by separate certificates upon the earlier of
(a) the tenth business day after the first date of a public announcement that a person or group (an "Acquiring Person") has acquired beneficial ownership of securities of IKOS representing 15% of more of the outstanding common stock of IKOS or (b) on the tenth business day following the commencement of a tender offer, the consummation of which would result in the beneficial ownership of 15% or more of the outstanding common stock of IKOS (or such later date as may be determined by action of the IKOS Board prior to such person becoming an Acquiring Person) (the "Distribution Date").

   The Offer would have resulted in a Distribution Date under the Rights Agreement. At its meeting on December 8, 2001 the IKOS Board adopted a resolution to defer the occurrence of a Distribution Date relating to the commencement of the Offer to the time immediately prior to the closing of the Offer.

   As soon as practicable following the Distribution Date, the Rights will separate from IKOS' common stock and certificates representing the Rights will be mailed to record holders of the common stock. Once distributed, the Rights certificates alone will represent the Rights.

   All shares of IKOS common stock issued prior to the Distribution Date will be issued with the Rights attached. The Rights are not exercisable until the date the Rights separate from the common stock. The Rights will expire on the earliest to occur of January 22, 2009, the redemption or exchange of the Rights, or immediately prior to the Effective Time as defined in the Merger Agreement.

   If an acquiror obtains or has the right to obtain 15% or more of the outstanding IKOS common stock, or in certain other circumstances, then each Right will entitle the holder to purchase a number of shares of IKOS common stock having a then current market value equal to the exercise price divided by one-half the current market price of a share of IKOS common stock.

   Each Right will entitle the holder to purchase a number of shares of common stock of the acquiror having a then current market value equal to the exercise price divided by one-half the current market price of a share of acquiror common stock if an acquiror obtains 15% or more of IKOS common stock and IKOS common stock is exchanged or converted in an acquisition or merger of IKOS; or IKOS merges into another entity; or IKOS sells more than 50% of its assets or earning power.

   Under the Rights Agreement, any rights that are or were owned by an acquiror of more than 15% of IKOS' respective outstanding common stock will be null and void.

   The Rights Agreement contains exchange provisions which provide that after an acquiror obtains 15% or more of IKOS capital stock, but less than 50% of IKOS' outstanding common stock, the IKOS' Board may, at its option, exchange all or part of the then outstanding and exercisable rights (which shall not include rights which have become void) for common shares. In such an event, the exchange ratio is one common share per right, adjusted to reflect any stock split, stock dividend or similar transaction.

   The IKOS Board may, at its option, redeem all of the outstanding rights under the Rights Agreement prior to the earlier of (1) the time that an acquiror obtains 15% or more of IKOS' outstanding common stock, or (2) the final expiration date of the Rights Agreement. The redemption price under the Rights Agreement is $.001 per Right. The right to exercise the Rights will terminate upon the action of the IKOS Board ordering the redemption of the Rights and the only right of the holders of the rights will be to receive the redemption price.

   Holders of rights will have no rights as stockholders of IKOS, including the right to vote or receive dividends, simply by virtue of holding the Rights. The Rights Agreement provides that, until the Rights become nonredeemable and except with respect to the redemption price, the provisions of the Rights Agreement may be amended by the IKOS Board prior to the date 10 days after any person acquires 15% of IKOS' common stock without the approval of the holders of the Rights. However, after the date any person acquires 15% of IKOS' common stock, the Rights Agreement may be amended without the consent of the holders of the Rights in order to cure any ambiguity, to correct or supplement any provisions, to shorten or lengthen any time period under the Rights Agreement or to make changes which do not adversely affect the interests of the holders of the Rights (other than the Acquiring Person).

   Effective July 2, 2001, the IKOS Board approved Amendment No. 1 to the Amended and Restated Rights Agreement (the "Amendment"). The Amendment (i) changes the address for giving notice under the Rights Agreement, (ii) provides that neither Synopsys nor Oak Merger Corporation shall be deemed "Acquiring Persons" (as defined in the Rights Agreement) under the terms of the Rights Agreement by virtue of the approval, execution, delivery or performance of the Merger Agreement and that the execution, delivery and the performance of the Merger Agreement shall not result in a "Distribution Date" as defined in the Rights Agreement, and (iii) adds to the definition of "Expiration Date" the provision that the Rights will expire immediately prior to the Effective Time, as defined in the Merger Agreement.

   The Offer is conditioned upon, among other things, that the Rights have been redeemed by the IKOS Board in accordance with the terms of the Rights as in effect at such time or that Mentor is satisfied, in its sole discretion, that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger.

Anti-takeover Provisions in IKOS' Certificate of Incorporation and Bylaws

   IKOS' Certificate of Incorporation and Bylaws contain certain provisions that may delay or prevent a change of control of IKOS. These provisions include:

  .  elimination of stockholders' right to act by written consent;

  . the right of the IKOS Board without stockholder approval to designate and issue preferred stock with rights, preferences and privileges set by the IKOS Board;

  .  the elimination of cumulative voting in the election of IKOS' directors;

  . the requirement of advance notice for stockholder proposals and stockholder nominations for directors and the IKOS Board's right to set the time, date and place of special meetings of stockholders within prescribed limits; and

  . two-thirds affirmative vote of stockholders required for amendments to the Bylaws or certain provisions of the Certificate of Incorporation.

Delaware General Corporation Law

   As a Delaware corporation, IKOS is subject to Section 203 of the DGCL. In general, Section 203 would prevent an "interested stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person become an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (2) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (3) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of a least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

   The Offer is conditioned upon, among other things, that Mentor is satisfied, in its sole discretion, that Section 203 of the DGCL is inapplicable to the Offer and the Proposed Merger. In the Delaware litigation, Mentor and Purchaser are seeking, among other things, to compel IKOS' Board to approve the Offer and the Proposed Merger for purposes of satisfying the Section 203 Condition.

   The information set forth in the press release issued by IKOS on January 8, 2002, filed as an Exhibit to this Schedule 14D-9 (see Item 9), is incorporated herein by reference.

Item 9. Material to be Filed as Exhibits

   The following materials are filed herewith:

 Exhibit No.                             Description
 -----------                             -----------
 (a)(1)       Not applicable.
 (a)(2)/1/    Letter to stockholders from Ramon A. Nunez dated December 20,
              2001
 (a)(3)       Not applicable.
 (a)(4)       Not applicable.
 (a)(5)(A)/1/ Letter from Mentor Graphics Corporation to IKOS dated December 6,
              2001, regarding offer to acquire IKOS Systems, Inc.
 (a)(5)(B)/1/ Complaint filed by Mentor Graphics Corporation and Fresno
              Corporation in the Chancery Court, New Castle County, Delaware
              against IKOS Systems, its Board of Directors and Synopsys, Inc.,
              C.A. No. 19299, on December 7, 2001
 (a)(5)(C)/1/ Complaint filed by Mentor Graphics Corporation and Fresno
              Corporation in the United States District Court for the District
              of Delaware against IKOS Systems, Inc., No. 01-809, on
              December 7, 2001
 (a)(5)(D)/1/ Complaint filed by Sheldon Pittlemen in the Court of Chancery of the State of Delaware against IKOS and its Board of Directors,
              C.A. No. 19300, on December 7, 2001
 (a)(5)(E)/1/ Complaint filed by Ernest Hack in the Court of Chancery of the
              State of Delaware against IKOS, its Board of Directors and
              Synopsys, Inc. C.A. No. 19305, on December 10, 2001
 (a)(5)(F)/1/ Complaint filed by Robert Ferronte in the Court of Chancery of the State of Delaware against IKOS, its Board of Directors and
              Synopsys, Inc. C.A. No. 19307, on December 10, 2001
 (a)(5)(G)/1/ Letter from Gray Cary Ware & Freidenrich, LLP to Latham & Watkins dated December 12, 2001
 (a)(5)(H)/1/ Letter from Gray Cary Ware & Freidenrich, LLP to Synopsys, Inc.
              dated December 12, 2001
 (a)(5)(I)/1/ Letter from Latham & Watkins to Gray Cary Ware & Freidenrich dated December 18, 2001
 (a)(5)(J)/1/ Letter from Gray Cary Ware & Freidenrich, LLP to Latham & Watkins dated December 18, 2001
 (a)(5)(K)/1/ Letter from Brobeck, Phleger & Harrison LLP to Gray Cary Ware &
              Freidenrich, LLP dated December 19, 2001
 (a)(5)(L)/1/ Press release issued by IKOS dated December 20, 2001
 (a)(5)(M)/2/ Letter from Gray Cary Ware & Freidenrich LLP to Brobeck, Phleger
              & Harrison dated December 21, 2001
 (a)(5)(N)/3/ Complaint filed by Scott Petler in Santa Clara County, California
              Superior Court against IKOS, its Board of Directors, Synopsys and
              Aart de Geus, No. CV 803814, on December 14, 2001
 (a)(5)(O)/4/ Press release issued by IKOS dated January 8, 2002
 (a)(5)(P)/5/ Press release issued by IKOS dated January 16, 2002
 (a)(5)(Q)/6/ Press release issued by IKOS dated January 22, 2002
 (a)(5)(R)/7/ Press release issued by IKOS dated January 23, 2002
 (a)(5)(S)/7/ Transcript of IKOS earnings call on January 23, 2002
 (a)(5)(T)/8/ Press release issued by IKOS dated February 6, 2002
 (e)(1)/1/    Agreement and Plan of Merger and Reorganization by and among
              Synopsys, Inc., IKOS Systems, Inc. and Oak Merger Corporation,
              dated July 2, 2001, as amended on August 1, 2001
 (e)(2)/1/    Confidentiality Agreement dated June 16, 2000, between Mentor
              Graphics Corporation and IKOS Systems, Inc.

 Exhibit No.                             Description
 -----------                             -----------
 (e)(3)/1/   Letter from Mentor Graphics Corporation to IKOS dated December 6,
             2001, regarding the Hart-Scott-Rodino Premerger Notification Form filed by Mentor on or about December 10, 2001
 (e)(4)      Amended and Restated Employment Agreement between IKOS and Ramon
             A. Nunez dated as of August 1, 1995 (incorporated by reference to
             Exhibit 10.21 to the Quarterly Report on Form 10-Q filed by IKOS on February 12, 1996)
 (e)(5)      Agreement dated June 2, 1994 by and between IKOS and Gerald S.
             Casilli (incorporated by reference to Exhibit 10.17 to the
             Quarterly Report on Form 10-Q filed by IKOS for the quarter ended
             July 2, 1994)
 (e)(6)      Agreement dated June 2, 1994 by and between IKOS and Daniel R.
             Hafeman (incorporated by reference to Exhibit 10.19 to the
             Quarterly Report on Form 10-Q filed by IKOS for the quarter ended
             July 2, 1994)
 (e)(7)      Agreement dated June 2, 1994 by and between IKOS and Ramon A.
             Nunez (incorporated by reference to Exhibit 10.22 to the Quarterly
             Report on Form 10-Q filed by IKOS for the quarter ended July 2,
             1994)
 (e)(8)      Agreement dated June 2, 1994 by and between IKOS and Joseph W.
             Rockom (incorporated by reference to Exhibit 10.23 to the
             Quarterly Report on Form 10-Q filed by IKOS for the quarter ended
             July 2, 1994)
 (e)(9)      Agreement dated April 11, 1997 by and between IKOS and Robert Hum
             (incorporated by reference to Exhibit 10.24 to the Quarterly
             Report on Form 10-Q filed by IKOS on August 16, 1999)
 (e)(10)     Agreement dated February 2, 1999 by and between IKOS and Thomas N.
             Gardner (incorporated by reference to Exhibit 10.25 to the
             Quarterly Report on Form 10-Q filed by IKOS on August 16, 1999)
 (e)(11)/1/  Amendment Number One to Agreement dated February 2, 1999 by and between IKOS and Thomas N. Gardner, dated June 26, 2001
 (e)(12)/1/  Amendment Number One to Agreement dated June 2, 1994 between IKOS
             Systems, Inc. and Dan Hafeman, dated June 26, 2001
 (e)(13)/1/  Amendment Number One to Agreement dated June 2, 1994 between IKOS
             Systems, Inc. and Ramon Nunez, dated June 26, 2001
 (e)(14)/1/  Amendment Number One to Agreement dated June 2, 1994 between IKOS
             Systems, Inc. and Joseph Rockom, dated June 26, 2001
 (e)(15)     Form of Voting Agreement (incorporated by reference to Exhibit 2 of the Form 425 filed by IKOS Systems, Inc. on July 3, 2001)
 (e)(16)     Form of Indemnity Agreement (incorporated by reference to Exhibit
             10.6 of IKOS' Registration Statement on Form S-1 effective on July
             25, 1990)
 (e)(17)     Amended and Restated Rights Plan by and between IKOS and Bank of
             Boston, N.A. dated January 22, 1999 (incorporated by reference to
             Exhibit 1 to Form 8-A12-G/A filed on February 3, 1999)
 (e)(18)     Amendment No. 1 to Amended and Restated Rights Plan by and between
             IKOS and Bank of Boston, N.A. dated July 2, 2001 (incorporated by reference to Exhibit 1 to Form 8-A12-G/A filed on August 9, 2001)
 (e)(19)     Certificate of Incorporation (incorporated by reference to Exhibit
             4.1 to the Company's Registration Statement on Form S-1 effective
             July 25, 1990)
 (e)(20)     Certificate of Amendment of Certificate of Incorporation filed May
             5, 1994 (incorporated by reference to Exhibit 4.2 of IKOS'
             registration statement on Form S-2 effective October 12, 1995)

 Exhibit No.                            Description
 -----------                            -----------
 (e)(21)     Certificate of Amendment of Certificate of Incorporation filed
             April 24, 1995 (incorporated by reference to Exhibit 4.1 of IKOS'
             registration statement on Form S-2 effective October 12, 1995)
 (e)(22)     Certificate of Amendment of Certificate of Incorporation filed
             February 3, 1997 (incorporated by reference to Exhibit 3.4 of
             IKOS' quarterly report filed on May 12, 1997)
 (e)(23)     Bylaws (incorporated by reference to Exhibit 3.2 of IKOS'
             registration statement on Form S-1 effective July 25, 1990)
 (e)(24)     Amendment to Bylaws (incorporated by reference to Exhibit 7 to
             Form 8-A12-G/A filed on February 3, 1999)

--------
/1/Incorporated by reference from an exhibit to IKOS' Schedule 14D-9 filed on
   December 20, 2001.
/2/Incorporated by reference from an exhibit to IKOS' Schedule 14D-9/A filed on
   December 21, 2001.
/3/Incorporated by reference from an exhibit to IKOS' Schedule 14D-9/A filed on
   December 26, 2001.
/4/Incorporated by reference from an exhibit to IKOS' Schedule 14D-9/A filed on
   January 9, 2002.
/5/Incorporated by reference from an exhibit to IKOS' Schedule 14D-9/A filed on
   January 17, 2002.
/6/Incorporated by reference from an exhibit to IKOS' Schedule 14D-9/A filed on
   January 22, 2002.
/7/Incorporated by reference from exhibits to IKOS' Schedule 14D-9/A filed on
   January 24, 2002.
/8/Incorporated by reference from an exhibit to IKOS' Schedule 14D-9/A filed on February 6, 2002.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          IKOS Systems, Inc.

                                                  /s/ Joseph W. Rockom
                                          By: _________________________________
                                              Joseph W. Rockom
                                              Chief Financial Officer and
                                               Secretary

   Additional Information: In connection with the proposed merger, Synopsys, Inc. filed a Registration Statement on Form S-4 (including a Proxy Statement/Prospectus) and IKOS filed a Preliminary Proxy Statement on August 9, 2001, and an Amendment No. 1 to the Registration Statement on Form S-4 and Proxy Statement/Prospectus was filed on October 18, 2001 (Registration No. 333-67184), each containing information about the proposed merger, with the Securities and Exchange Commission ("SEC"). At such time the SEC declares the Form S-4 Registration Statement (including the Proxy Statement/Prospectus) to be effective, IKOS will mail the Proxy Statement/ Prospectus to IKOS stockholders. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when each document becomes available. The Registration Statement and the Proxy Statement/Prospectus contain important information about Synopsys, IKOS, the proposed merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Registration Statement, Proxy Statement/Prospectus and Synopsys' other filings may also be obtained by accessing Synopsys' website at http://www.synopsys.com or by directing a request by mail or telephone to Synopsys, Inc., 700 East Middlefield Rd., Mountain View, California 94043, (650) 584-5000. Free copies of the Proxy Statement/Prospectus and IKOS' other filings may also be obtained by accessing IKOS' website at http://www.ikos.com or by directing a request by mail or telephone to IKOS Systems, Inc., 79 Great Oaks Blvd., San Jose, California 95119, (408) 284-0400. You may read and copy any reports, statements and other information filed by Synopsys and IKOS at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. Synopsys' and IKOS' filings with the Commission are also available to the public from commercial document-retrieval services and the web site maintained by the Commission at http://www.sec.gov.

   IKOS and its directors and executive officers may be deemed to be participants in the solicitation of proxies from IKOS stockholders in favor of the adoption and approval of the merger agreement and approval of the merger. Investors and securities holders may obtain additional information regarding the interests of the participants from IKOS' filings with the SEC under Rule 14a-12 of the Exchange Act of 1934, as amended.